
03045276

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Kvaerner ASA

*CURRENT ADDRESS Prof. Kohts vei 15
P.O. Box 169
N-1325 Lysaker
Norway

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3745 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☑

DEF 14A (PROXY) ☐

OICF/BY:

DAT : 12/10/03

Exhibit A

Information to be made public, distributed or filed:

A. Information regarding results, governing boards and management

1. Annual reports and annual accounts:

Aker Kvaerner is obligated to prepare audited consolidated financial accounts and annual reports for each financial year of operation. According to the Stock Exchange Regulations, the board of directors shall approve its recommendation for annual report and accounts not later than 3 months after the end of the financial year. The board of directors' recommendation, together with the audit report and the statement of corporate assembly, shall be sent to the stock exchange for publication immediately after approval, and to each shareholder with a known address not later than one week prior to the ordinary general meeting that is to consider the annual report and accounts. The company's shareholders shall approve the annual report and accounts not later than six months after the end of the financial year.

2. Interim reports:

According to the Stock Exchange Regulations, the company shall publish interim reports for each of the financial year's four quarters. The board of directors shall approve the interim reports not later than 2 months after the end of each interim period. Interim reports, and any audit report or statement presented in connection with such reports, shall be sent to the stock exchange for publication immediately after approval by the board of directors.

3. Profit warnings:

If, prior to publication of any annual accounts or interim reports, the company assumes that the results for the period in question will be substantially poorer or better than the company has reason to believe that the market, based on information previously published by the company, expects, the company shall notify the stock exchange promptly. The stock exchange will distribute the information through its information system.

4. General meetings:

Notice of Aker Kvaerner's general meeting of shareholders shall be sent to all shareholders with a known address at the latest two weeks before the date of the general meeting, and shall also be sent, along with any enclosures, to the stock exchange for publication not later than the time notice is sent to the shareholders. A notice shall also be posted in at least one Norwegian national newspaper. Aker Kvaerner's articles of association provide that the company may set a deadline for shareholders to

confirm attendance at a general meeting. The deadline may not be earlier than five (5) days before the general meeting. The minutes of the company's general meetings of shareholders shall be sent to the stock exchange for publication immediately after signing.

B. Information on acquisitions, disposals, restructuring and miscellaneous

1. General information requirement:

According to the Stock Exchange Regulations, Aker Kvaerner shall promptly provide the stock exchange with any information, including details of any changes, which have occurred in circumstances previously notified to the stock exchange, which must be assumed to have a material bearing on the price of the company's shares. The stock exchange will distribute the information through its information system.

Notwithstanding the generality of the foregoing, the company shall in all cases promptly provide information on (i) proposals and resolutions by the board, the general meeting of shareholders or other corporate body concerning dividends, mergers, demergers, increases or decreases of share capital, issues of subscription rights, raising of loans giving the right to acquire shares in the company and the raising of subordinated debt, and (ii) agreements of material significance for the company that are entered into between the company and another company in the same group, or agreements between companies and persons associated with the company which in their nature are unusual for the company and/or for the person in question.

2. Information requirement in connection with agreements on acquisitions and disposal of assets or business activity, mergers and demergers:

In the case of an agreement concerning the acquisition or disposal of business activity where either the company's operating revenues, results for the year or market value constitutes 15% or more of the corresponding figure for Aker Kvaerner prior to the acquisition or disposal, or the acquisition or disposal of assets where the consideration constitutes 15% or more of the value of the company's total assets shown in the balance sheet prior to the acquisition or disposal, the company shall, in addition to providing information as mentioned in section 1 above, promptly provide additional specified information to the stock exchange concerning such transaction. If all information required to be disclosed is not available at the time of disclosure, the information that is lacking shall be provided without undue delay. Additional specified information shall also be provided to the stock exchange where an acquisition or disposal constitutes between 5% and 15%. The stock exchange will distribute the information through its information system.

3. Changes in information previously notified:

According to the Stock Exchange Regulations, Aker Kvaerner shall always promptly notify the stock exchange of any changes in previously notified information relating to (i) the company's certificate of registration, (ii) its articles of association, (iii) serial number of its shares or the name of the account operator related to the company, (iv) the company's contact person vis-à-vis the stock exchange, (v) listings on other stock exchanges, (vi) loans giving the right to acquire shares in the company, the raising of subordinated debt and issuance of transferable securities, or (vii) ownership

restrictions on the company's shares (if any). The stock exchange will distribute the information through its information system.

C. Obligation to prepare and publish a prospectus

1. General prospectus requirement for share offerings:

According to the Securities Trading Act, where an invitation by the company to subscribe for transferable securities is directed at more than 50 persons in the Norwegian securities market and involves an amount greater than EUR 40,000, a prospectus shall – subject to certain exemptions – be prepared in accordance with the rules of the Securities Trading Act. The prospectus shall be sent to the stock exchange for inspection before it is published.

2. Additional prospectus requirements under the Stock Exchange Regulations:

With certain exceptions, Aker Kvaerner is obligated to prepare an issue prospectus in connection with the issue of listed shares if the nominal value or market value of the shares to be issued amounts to 10% or more of the corresponding value of shares of the same class already listed. The Stock Exchange Regulations also require – subject to certain exemptions – that a prospectus is prepared in the event of, among others, mergers, demergers, acquisition of substantial business activity or assets, subscription rights to shares, purchase rights to shares and loans. The prospectus shall be sent to the stock exchange for inspection before it is published.

1 October 2003 -
Aker Kvaerner wins Snohvit contract

22 October 2003 -
Aker Kvaerner wins contract for two pure terephthalic acid plants

19 September 2003 -
Memo of understanding for power plant in Iowa

19 September 2003 -
Royal Caribbean Cruises Ltd. orders Ultra Voyager

2 October 2003 -
U.S. Steel extends strategic alliance with Kvaerner Songer

4 December 2003 -
Change in group management

2 December 2003 -
Kvaerner Masa-Yards and Far-Eastern Shipping Company confirm building contract for one icebreaking stand-by and supply vessel

10 November 2003 -
Continued strong order intake and further profit and balance sheet improvements

13 November 2003 -
Eight further container vessels
for shipyards in Wismar and Warnemunde
Order intake in 2003 increased to
21 vessels



Aker Kvaerner wins Snøhvit contract

OSLO, 1 OCTOBER 2003: Statoil has today awarded Aker Kvaerner a contract for hook-up and installation work on the Snøhvit LNG plant which is under construction on Melkøya Island near Hammerfest. The assignment is worth in excess of NOK 1.5 billion.

Installation work starts around year-end and is due to be completed by 15 December 2005. It is calculated that Aker Kværner will perform 1.5 million work-hours on the plant in total and 200 000 hours in prefabricating steel and pipe.

This is the second large installation contract which Aker Kværner has won in the course of the last three months. Shortly before the summer holidays Statoil awarded the company an extensive work-scope for the expansion of the Kårstø plant to receive gas from the Kristin field (KEP 2005). The Snøhvit contract is approximately twice as big.

Statoil is responsible for planning the work at Melkøya, while the German contractor Linde is responsible for engineering, and acts as technical assistant to Statoil in the construction of the LNG plant.

In addition to the contract party Aker Stord, a number of other Aker Kværner companies will play a central role in the project, including Aker Kværner Elektro and Kværner Rosenberg. Another important partner in the implementation of this large assignment is Kaefer IKM AS.

For more information, please contact:

Media
Geir A Drangeid, Senior Vice President Group Communications, Aker Kværner ASA
Tel: +47 913 10 458

Investor Relations
Tore Langballe, Vice President Investor Relations, Aker Kværner ASA
Tel: +47 907 77 841

www.akerkvaerner.com

Aker Kvaerner is a leading global provider of engineering and construction services, technology products and integrated solutions. Group activities span a number of industries, including Oil and Gas upstream and downstream, Process, Pharmaceuticals, Metals, Power, Chemical Pulping, Environmental and Shipbuilding. Aker Kvaerner is a multi-local group of businesses with nearly USD 6 billion of annual revenues and around 33 000 employees in more than 30 countries.



Press release

Aker Kvaerner wins contract for two pure terephthalic acid plants

OSLO, 22 OCTOBER 2003: Aker Kvaerner has been awarded a contract to provide the engineering, procurement and technical advisory support for two new pure terephthalic acid (PTA) plants in the Far East. PTA is used globally as a key ingredient in the manufacture of polyester fibres, resins and films.

The contract, valued between USD170-180 million, will be led from Aker Kvaerner's Solent office in the United Kingdom. The scope of work comprises basic engineering, the supply of offshore equipment and materials, together with technical advisory services, for two 530 ktpa (thousand tonnes per annum) PTA plants. The project will utilise INVISTA's (formerly DuPont's) advanced and proven PTA technology.

Wim van der Zande, President of AK Process, Aker Kvaerner's European Process business, said, "We look forward to working on these very substantial and complex facilities. We are also pleased to continue our close working relationship with INVISTA; this is the seventeenth PTA project we have undertaken using their technology. We are continuously improving project execution of the PTA projects."

ENDS

For further information:

Media: Geir Arne Drangeid, Senior Vice President, Aker Kvaerner, Group Comms. Tel: +47 913 10 458. Email: geirarne.drangeid@akerkvaerner.com

Vanessa Mourant, Aker Kvaerner, London, UK: Tel : +44 (0)20 7339 1064. Email: vanessa.mourant@akerkvaerner.com

Investor relations: Tore Langballe, Vice President, Aker Kvaerner, Group Comms. Tel: +47 67 51 31 06. Email: tore.langballe@akerkvaerner.com

NOTES TO EDITORS

1. **Aker Kvaerner** is a leading global provider of engineering and construction services, technology products and integrated solutions. Group activities span a number of industries, including Oil and gas upstream and downstream, Process, Pharmaceuticals, Metals, Power, Chemical Pulping, Environmental and Shipbuilding. Aker Kvaerner is a multi-local group of businesses with nearly USD 6 billion of annual revenues and around 30 000 employees in more than 30 countries. The Aker Kvaerner group consists of many legally independent entities, constituting their own separate identities. Aker Kvaerner is used as the common brand or trademark for most of these entities.

www.akerkvaerner.com

2. **AK Process** is a trading name of Aker Kvaerner Projects Ltd, the legal entity responsible for the execution of the work.. AK Process is one of the core businesses of the Aker Kvaerner group in Europe. AK Process serves the chemicals and polymers, refining and onshore oil & gas industries. It provides the full life cycle of a project from concept studies, through to design, engineering, project management, delivery of process technologies, procurement, construction and maintenance services. As a pure project execution/EPC specialist, AK Process can provide customers with strategic 'one-off' services or full turnkey solutions under a single project management control.

We work with our customers in the development of major technological innovations, having participated in the conceptualisation and implementation of ideas, which are the foundation for world-class production facilities.

3. **PTA** is a fine white, free-flowing powder produced by a two-stage process in which paraxylene is initially oxidized in the presence of air and a catalyst/acetic acid to produce a crude intermediate. This, in turn, is purified using hydrogen reduction to yield the final product, which is well above 99.9 percent pure.

Whether used alone in polyester fibres or in blends with natural and other synthetic fibres, PTA helps to provide an easy care fabric. PTA is also used in polyester bottles and also films, which have a wide variety of uses including photographic film, and audio, video and data storage tapes


AKER KVÆRNER™

Press release

Memo of understanding for power plant in Iowa

OSLO/WASHINGTON, 19 SEPTEMBER 2003: Aker Kvaerner's North American Union Construction division, Kvaerner Songer, Inc., have signed a memorandum of understanding with Hitachi America, Ltd. to construct MidAmerican Energies 790 megawatt Council Bluffs Power Generations Unit located in Council Bluffs, Iowa. Under this agreement, Kvaerner Songer and Hitachi America, Ltd. will work exclusively together to reach a final contract for site construction services valued at approximately USD 300 million.

The project will be released to Kvaerner Songer in three phases: Civil, Turbine and Boiler. Kvaerner Songer will begin mobilizing onsite immediately to commence civil work under a full notice to proceed for the civil phase. The release of the Turbine and Boiler phases will occur sometime in the fourth quarter of 2003.

The overall construction program is expected to be completed in early 2007. During the construction period, Kvaerner Songer will employ approximately eight hundred construction workers from the various Building Trade Unions to construct the Council Bluffs Power Generation Unit (CBEC 4).

Aker Kvaerner's President & CEO, Helge Lund, emphasized the importance of this major win for the Group which reflects the confidence the market has in Kvaerner Songer's ability to execute large and complex construction programs such as CBEC 4.

James H Miller, President of Kvaerner Songer, said "This is one of the largest coal fired generating power plants to be constructed in recent times in the North American Power Industry, and we are proud to be chosen as a key member of the CBEC 4 Team."

For further information, please contact:

Media
Geir A Drangeid, Senior Vice President Group Communications, Aker Kværner ASA
Tel: +47 913 10 458

NOTES TO EDITORS

Aker Kvaerner is a leading global provider of engineering and construction services, technology products and integrated solutions. Group activities span a number of industries, including Oil and Gas upstream and downstream, Process, Pharmaceuticals, Metals, Power, Chemical Pulping, Environmental and Shipbuilding. Aker Kvaerner is a multi-local group of businesses with nearly USD 6 billion of annual revenues and around 30,000 employees in more than 30 countries.

Kvaerner Songer is a wholly owned subsidiary of Kvaerner Holdings, Inc. providing union construction services and maintenance to North American industry.



Press release

Memo of understanding for power plant in Iowa

OSLO/WASHINGTON, 19 SEPTEMBER 2003: Aker Kvaerner's North American Union Construction division, Kvaerner Songer, Inc., have signed a memorandum of understanding with Hitachi America, Ltd. to construct MidAmerican Energies 790 megawatt Council Bluffs Power Generations Unit located in Council Bluffs, Iowa. Under this agreement, Kvaerner Songer and Hitachi America, Ltd. will work exclusively together to reach a final contract for site construction services valued at approximately USD 300 million.

The project will be released to Kvaerner Songer in three phases: Civil, Turbine and Boiler. Kvaerner Songer will begin mobilizing onsite immediately to commence civil work under a full notice to proceed for the civil phase. The release of the Turbine and Boiler phases will occur sometime in the fourth quarter of 2003.

The overall construction program is expected to be completed in early 2007. During the construction period, Kvaerner Songer will employ approximately eight hundred construction workers from the various Building Trade Unions to construct the Council Bluffs Power Generation Unit (CBEC 4).

Aker Kvaerner's President & CEO, Helge Lund, emphasized the importance of this major win for the Group which reflects the confidence the market has in Kvaerner Songer's ability to execute large and complex construction programs such as CBEC 4.

James H Miller, President of Kvaerner Songer, said "This is one of the largest coal fired generating power plants to be constructed in recent times in the North American Power Industry, and we are proud to be chosen as a key member of the CBEC 4 Team."

For further information, please contact:

Media
Geir A Drangeid, Senior Vice President Group Communications, Aker Kværner ASA
Tel: +47 913 10 458

NOTES TO EDITORS

Aker Kvaerner is a leading global provider of engineering and construction services, technology products and integrated solutions. Group activities span a number of industries, including Oil and Gas upstream and downstream, Process, Pharmaceuticals, Metals, Power, Chemical Pulping, Environmental and Shipbuilding. Aker Kvaerner is a multi-local group of businesses with nearly USD 6 billion of annual revenues and around 30,000 employees in more than 30 countries.

Kvaerner Songer is a wholly owned subsidiary of Kvaerner Holdings, Inc. providing union construction services and maintenance to North American industry.



Press release

Royal Caribbean Cruises Ltd. orders Ultra Voyager

OSLO/HELSINKI, 19 SEPTEMBER 2003: Building on the popularity and success of its Voyager-class ships, Royal Caribbean Cruises Ltd. today ordered an even larger cruise ship - the Ultra Voyager - for delivery in May 2006. Destined for the Royal Caribbean International fleet, the new ship will be built at Kvaerner Masa-Yards in Finland, continuing a shipbuilding tradition of five Voyager-class ships, two Vision-class ships and four earlier ships.

Roughly 15 percent larger than Voyager, the Ultra Voyager will be 126 feet by 1,112 feet (38.6 metres by 339 metres), and will stand 18 stories high while cruising at approximately 22 knots. At 100 percent double-occupancy, it will carry 3,600 guests and 1,400 crew.

"The Voyager-class ships clearly changed the face of cruising," said Chairman and CEO Richard D. Fain. "The Ultra Voyager will extend that success and, with a lower per berth capital and operating costs, provides even better economies of scale."

"We are pleased that the partnership and tradition with Royal Caribbean continues," said Jorma Eloranta, President and CEO at Kvaerner Masa-Yards. "The Ultra Voyager will reflect this legacy of trust and support."

Kvaerner Masa-Yards and Royal Caribbean Cruises signed a preliminary agreement last June, outlining the design and specifications of the new ship. Today's contract formalizes that agreement and results in a capacity growth of about 3% in each of 2006 and 2007 for Royal Caribbean. Royal Caribbean estimates total-all-in costs to be just over $200,000 per guest berth. This amount includes owner's direct costs, such as the contract price with the shipyard, design and engineering fees, capitalized interest, construction oversight costs, and various owner-supplied items. Royal Caribbean and Kvaerner Masa-Yards also agreed on an option for a second Ultra Voyager cruise ship, with a 2007 delivery.

For more information, please contact:
Media
Geir A Drangeid, Senior Vice President Group Communications, Aker Kværner ASA
Tel: +47 913 10 458

Jorma Eloranta, President and CEO, Kvaerner Masa-Yards, Tel: +358 9 194 2201
Henrik Segercrantz, Corporate Communications Manager, Kvaerner Masa-Yards, Tel: +358 9 194 2409

Investor Relations
Tore Langballe, Vice President Investor Relations, Aker Kværner ASA Tel: +47 907 77 841

www.akerkvaerner.com

Aker Kvaerner is a leading global provider of engineering and construction services, technology products and integrated solutions. Group activities span a number of industries, including Oil and Gas upstream and downstream, Process, Pharmaceuticals, Metals, Power, Chemical Pulping, Environmental and Shipbuilding. Aker Kvaerner is a multi-local group of businesses with nearly USD 6 billion of annual revenues and around 33 000 employees in more than 30 countries.

Kvaerner Masa-Yards is a Finnish shipbuilding company specialised in designing and building advanced cruise ships, passenger-car ferries and other technically demanding vessels. The company has two highly modern yards in Helsinki and Turku respectively. The shipyards are structured to handle technically advanced ships requiring innovative design and production technologies and R&D input. Kvaerner Masa-Yards is owned by Aker Kvaerner and is part of the Aker Kvaerner Yards Group of shipyards.

Kvaerner Masa-Yards is a Finnish shipbuilding company specialised in designing and building advanced cruise ships, passenger-car ferries and other technically demanding vessels. The company has two highly modern yards in Helsinki and Turku respectively. The shipyards are structured to handle technically advanced ships requiring innovative design and production technologies and R&D input. Kvaerner Masa-Yards is owned by Aker Kvaerner and is part of the Aker Kvaerner Yards Group of shipyards.



Press release

Royal Caribbean Cruises Ltd. orders Ultra Voyager

OSLO/HELSINKI, 19 SEPTEMBER 2003: Building on the popularity and success of its Voyager-class ships, Royal Caribbean Cruises Ltd. today ordered an even larger cruise ship - the Ultra Voyager - for delivery in May 2006. Destined for the Royal Caribbean International fleet, the new ship will be built at Kvaerner Masa-Yards in Finland, continuing a shipbuilding tradition of five Voyager-class ships, two Vision-class ships and four earlier ships.

Roughly 15 percent larger than Voyager, the Ultra Voyager will be 126 feet by 1,112 feet (38.6 metres by 339 metres), and will stand 18 stories high while cruising at approximately 22 knots. At 100 percent double-occupancy, it will carry 3,600 guests and 1,400 crew.

"The Voyager-class ships clearly changed the face of cruising," said Chairman and CEO Richard D. Fain. "The Ultra Voyager will extend that success and, with a lower per berth capital and operating costs, provides even better economies of scale."

"We are pleased that the partnership and tradition with Royal Caribbean continues," said Jorma Eloranta, President and CEO at Kvaerner Masa-Yards. "The Ultra Voyager will reflect this legacy of trust and support."

Kvaerner Masa-Yards and Royal Caribbean Cruises signed a preliminary agreement last June, outlining the design and specifications of the new ship. Today's contract formalizes that agreement and results in a capacity growth of about 3% in each of 2006 and 2007 for Royal Caribbean. Royal Caribbean estimates total-all-in costs to be just over $200,000 per guest berth. This amount includes owner's direct costs, such as the contract price with the shipyard, design and engineering fees, capitalized interest, construction oversight costs, and various owner-supplied items. Royal Caribbean and Kvaerner Masa-Yards also agreed on an option for a second Ultra Voyager cruise ship, with a 2007 delivery.

For more information, please contact:
Media
Geir A Drangeid, Senior Vice President Group Communications, Aker Kværner ASA
Tel: +47 913 10 458

Jorma Eloranta, President and CEO, Kvaerner Masa-Yards, Tel: +358 9 194 2201
Henrik Segercrantz, Corporate Communications Manager, Kvaerner Masa-Yards, Tel: +358 9 194 2409

Investor Relations
Tore Langballe, Vice President Investor Relations, Aker Kværner ASA Tel: +47 907 77 841

www.akerkvaerner.com

Aker Kvaerner is a leading global provider of engineering and construction services, technology products and integrated solutions. Group activities span a number of industries, including Oil and Gas upstream and downstream, Process, Pharmaceuticals, Metals, Power, Chemical Pulping, Environmental and Shipbuilding. Aker Kvaerner is a multi-local group of businesses with nearly USD 6 billion of annual revenues and around 33 000 employees in more than 30 countries.


AKER KVÆRNER™

Press release

U.S. Steel extends strategic alliance with Kvaerner Songer

OSLO/WASHINGTON, 2 OCTOBER 2003: U.S. Steel has extended into 2008 its strategic alliance with Kvaerner Songer for all construction services related to major and minor blast furnace projects.

Kvaerner Songer, part of the Aker Kvaerner engineering and construction group, first entered into the alliance in 1998. Under the alliance, Kvaerner Songer and U. S. Steel work together to improve the safety, quality, schedule and overall efficiencies and costs for blast furnace repairs. The alliance encompasses all current U. S. Steel plants in the United States, including the recently acquired National Steel plant sites. The new extension will take the agreement forward until February 1, 2008.

Since the inception of the alliance in 1998, Kvaerner Songer has performed in excess of $110 million in services for blast furnace repairs at Gary Works, Fairfield Works and the Edgar Thomson plant of Mon Valley Works.

The first project scheduled to be executed under the extension is the #6 Blast Furnace repair at the Gary Works. This project is currently scheduled for the end of the fourth quarter 2003.

"We have worked very closely with U. S. Steel in an open book fashion during the past five years and have implemented cutting edge programs, techniques and project delivery systems which have resulted in substantial improvements to U. S. Steel's capital effectiveness of blast furnace repairs and rehabilitation," said Jim Miller, President, Kvaerner Songer.

END

For more information, please contact:

Media
Geir Arne Drangeid, Senior Vice President Group Communications, Aker Kværner ASA
Tel: +47 913 10 458

Investor Relations
Tore Langballe, Vice President Investor Relations, Aker Kværner ASA
Tel: +47 907 77 841

www.akerkvaerner.com

Aker Kvaerner is a leading global provider of engineering and construction services, technology products and integrated solutions. Group activities span a number of industries, including Oil and Gas upstream and downstream, Process, Pharmaceuticals, Metals, Power, Chemical Pulping, Environmental and Shipbuilding. Aker Kvaerner is a multi-local group of businesses with nearly USD 6 billion of annual revenues and around 33 000 employees in more than 30 countries.

Kvaerner Songer is a wholly owned subsidiary of Kvaerner Holdings, Inc. providing union construction services and maintenance to North American industry.

Press release


03 DEC 10 AM 7:21

Change in group management

Oslo, 4 December 2003: Trond Westlie, who has been chief financial officer (CFO) at Aker Kvaerner since February 2002, will resign his post for personal reasons in the New Year. Group executive vice president Finn Berg Jacobsen will take over as acting CFO. Westlie will continue to be available for the group until next summer.

"Westlie has been an important contributor to the work of establishing today's Aker Kvaerner," says group president and chief executive officer Helge Lund. "Under his financial management the group has acquired a solid foundation and a structure which gives us in the management and outsiders a good overview of both the whole and the individual parts of our operations.

"We have worked side by side for many years," says Lund. "Personally I'm sorry that Westlie is leaving, but we have discussed this over a long period, and I understand and respect his decision."

The work of finding Westlie's successor has begun. Until a new CFO is in place, group executive vice president and chief of staff Finn Berg Jacobsen will take on the post in an acting capacity. Since February 2002 Berg Jacobsen has been group executive vice president with responsibility for staff and a member of Aker Kvaerner's group executive team. He joined Kvaerner in autumn 2001 as CFO and played a central part in the refinancing of the group.

[Internal only]

When Finn Berg Jacobsen takes over as acting CFO, group president Helge Lund will take on responsibility for the day-to-day follow-up of the Human Resources, Business Development and Communication staff functions. The remaining staff functions will continue to report to Berg Jacobsen.

For further information

Media:
Geir Arne Drangeid, SVP Group Communications, Aker Kværner ASA, tel: +47 913 10 458
Investor Relations:

Tore Langballe, Vice President, Aker Kværner ASA, Group Communications, tel: +47 67 51 31 06

Aker Kværner ASA is through its subsidiaries and affiliates ("Aker Kvaerner") a leading global provider of engineering and construction services, technology products and integrated solutions. The business within Aker Kvaerner spans a number of industries, including Oil & Gas production, Refining & Chemicals, Pharmaceuticals & Biotechnology, Mining & Metals, Power, Pulping and Shipbuilding. Aker Kvaerner has aggregated annual revenues of approximately USD 6 billion and employs around 29,000 employees in more than 30 countries.

This press release may include forward-looking information or statements and is subject to our disclaimer, see our web-pages www.akerkvaerner.com

Press release


03 DEC 10 AM 7:21

Kvaerner Masa-Yards and Far-Eastern Shipping Company confirm building contract for one icebreaking stand-by and supply vessel

2 December 2003: On September 5 2003, Kvaerner Masa-Yards Inc. and Far-Eastern Shipping Company PLC (FESCO) announced that they had signed shipbuilding contracts for the design and construction of two icebreaking stand-by and supply vessels, subject to approval by the Central Bank of Russia and to issues related to post-delivery financing. The second ship was to be confirmed by early November 2003.

Kvaerner Masa-Yards Inc. and FESCO are pleased to confirm that the subjects have been lifted and contract confirmed for one vessel. As the decision on a possible charter arrangement for an additional vessel has been moved forward, FESCO did not confirm the second vessel contract at this stage.

The vessel is due for delivery in May 2005 and will be operating in the harsh Okhotsk Sea environment in the Sakhalin area in the Far-East of Russia. The vessel has a length over all of 100 metres and a dead-weight of 4.000 dwt. The shaft power is 13 MW and the ship will be fitted with azimuthing electric propulsion. The vessel contract price is close to EUR 65 million.

For further information:

Contacts:
Media: Geir Arne Drangeid, Senior Vice President, Group Communications, Aker Kværner ASA: +47 67 51 30 36

Investor Relations: Tore Langballe, Vice President, Group Communications, Aker Kværner ASA: +47 67 51 31 06

Note to editor:

Aker Kværner ASA is through its subsidiaries and affiliates ("Aker Kvaerner") a leading global provider of engineering and construction services, technology products and integrated solutions. The business within Aker Kvaerner spans a number of industries, including Oil & Gas production, Refining & Chemicals, Pharmaceuticals & Biotechnology, Mining & Metals,

Power, Pulping and Shipbuilding. Aker Kvaerner has aggregated annual revenues of approximately USD 6 billion and employs around 29,000 employees in more than 30 countries. www.akerkvaerner.com

Kvaerner Masa-Yards Inc. operates two highly modern newbuilding yards, in Turku and Helsinki, specialising in designing and building technically demanding vessels. Piikkio Works Oy, a separate company owned by Kvaerner Masa-Yards, specialises in the manufacturing of ready-to-install modular cabins and bathrooms, on two locations in Finland. Kvaerner Masa-Yards also offers marine related design and engineering services, at its marine engineering units located in Finland and Canada. Kvaerner Masa-Yards Inc. has annual revenues of about EUR 1 billion, and an own staff of approximately 4,200. Kvaerner Masa-Yards Inc. is owned by Aker Kvaerner and is a member of the Aker Kvaerner Yards group of shipyards.

Far-Eastern Shipping Company (FESCO) based in Vladivostok, the capital of Primorsk Region, is the largest shipping company in Eastern Russia and has been a regional shipping leader for many decades. Founded in 1880 and ultimately reorganised as a publicly held company in 1992, FESCO owns and operates a fleet of more than 81 vessels, including 22 containerships, 11 refrigerator vessels, over 30 bulk, timber and other dry cargo carriers along with a number of icebreakers, passenger and harbour vessels. The company employs over 4,500 people on ships and ashore, and manages a large network of overseas subsidiary agencies and representative officers.


AKER KVÆRNER™

Press release

Continued strong order intake and further profit and balance sheet improvements

OSLO, 10 NOVEMBER 2003: Earnings before interest, tax and amortisation increased in the third quarter this year, mainly as a result of the significant order intake in the first half of the year with consequent improved capacity utilisation. The strong order intake continued in the third quarter and at the end of September the order reserve had reached NOK 39.4 billion. This is 14 per cent higher than at the beginning of the year.

Improved operational performance and financial discipline have further strengthened the balance sheet. This combined with timing effects due to completion of projects in the period, reduced net current operating assets to NOK 285 million at the end of September.

Cash, bank deposits and interest-bearing short-term receivables increased correspondingly to NOK 5.6 billion, and the group had net interest-bearing receivables of NOK 1.4 billion at the end of the third quarter.

The order reserve continued to grow and reached NOK 39.4 billion at the end of the third quarter. Order intake in the three-month period was NOK 12.6 billion.

The combined value of awards announced after the third quarter and contracts and letter of intents, which are likely to be booked in the coming quarters, amounted to approximately NOK 6 billion. An option for a second Ultra-Voyager cruise vessel is not included in this number.

Operating profit before interest, tax, goodwill and pension amortisation (EBITA) in the third quarter was NOK 216 million compared with a loss of NOK 125 million in the previous quarter. EBITA for the first nine months this year was NOK 301 million.

Net loss in the third quarter was NOK 48 million. This included NOK 174 million in non-cash goodwill and pension amortisation and NOK 87 million net financial items including interest costs.

EBITA in the Oil & Gas segment continued to improve and reached NOK 139 million in the third quarter. This is 25 per cent up from the previous quarter.
Engineering & Construction EBITA was NOK 78 million in the third quarter, up from NOK 36 million in the previous quarter.

Within Shipbuilding Kvaerner Masa-Yards continued to perform strongly. It reported a NOK 187 million EBITA for the third quarter. The Kvaerner Philadelphia Shipyard, which had a NOK 440 million negative EBITA in the second quarter, reported another NOK 105 million loss in the third quarter, taking the combined shipbuilding EBITA in the third quarter to NOK 82 million, and NOK 4 million negative for the first nine months.

The positive trend in EBITA in Oil & Gas and Engineering & Construction is expected to continue in the fourth quarter and in 2004, supported by continued strong order intake. Within Shipbuilding profits

are expected to decline sharply until the new orders come into effect at Kvaerner Masa-Yards in the middle of 2004.

Net current operating assets are expected to increase slightly towards the end of 2003. Cash and net interest-bearing receivables are expected to decline correspondingly.

ENDS

Contacts:

Media: Geir Arne Drangeid, Senior Vice President, Group Communications, Aker Kværner ASA: +47 67 51 30 36
Investor Relations: Tore Langballe, Vice President, Group Communications, Aker Kværner ASA: +47 67 51 31 06

Further information

Key figures, detailed tables and other supplementary information is available on both Aker Kvaerner's home page www.akerkvaerner.com and on the Oslo Stock Exchange www.newsweb.no:

- A complete version of the Quarterly Report for 3Q 2003
- Presentation material used in today's analyst meeting (available from 9.30 a.m CET)
- Web-cast of Helge Lund's presentation will also be available on the company's home page from 9.30 a.m CET.

A conference call is being held today at 4 p.m CET. The dial-in number is
+44 (0)20 7162 0186, password "Aker Kvaerner".

Aker Kværner ASA is, through its subsidiaries and affiliates ("Aker Kvaerner"), a leading global provider of engineering and construction services, technology products and integrated solutions. The business within Aker Kvaerner spans a number of industries, including Oil & Gas production, Refining & Chemicals, Pharmaceuticals & Biotechnology, Mining & Metals, Power, Pulping and Shipbuilding. Aker Kvaerner has aggregated annual revenues of approximately USD 6 billion and employs around 29,000 employees in more than 30 countries.

Aker Kvaerner Awarded Contract for engineering of LNG terminals

Aker Kvaerner has been awarded a contract to perform engineering, procurement and construction management (EPCm) services for concrete structures placed on the seabed for ChevronTexaco's proposed Port Pelican and Baja California offshore LNG terminals in North America

The award follows several years of concept studies and is part of a long term standing technical services contract between the energy company and a US subsidiary within the Aker Kvaerner group, starting with front-end engineering design (FEED) work for the two terminals.

"While initial work is limited to FEED, subsequent EPCm services are contingent on the individual projects' milestones and sanctions," said Les Guthrie, President of Aker Kvaerner, Inc. in Houston.

The proposed terminals will be placed on concrete sub-structures on the seabed many miles off the coast. Similar large concrete structures have been designed, built and installed by Aker Kvaerner for offshore oil and gas production platforms since the early nineteen seventies, most of which in harsh weather regions in the North Sea and North Atlantic.

Said Mr Guthrie: "We are pleased to be working with ChevronTexaco on this innovative approach to LNG terminals, and to share with them our extensive experience within this field. We have designed and built over 70 percent of the offshore concrete gravity base structures worldwide", he said.

For further information, please contact:
Geir A Drangeid, Senior Vice President Group Communications, Aker Kværner ASA
Tel: +47 913 10 458

Aker Kværner ASA is through its subsidiaries and affiliates ("Aker Kvaerner") a leading global provider of engineering and construction services, technology products and integrated solutions. The business within Aker Kvaerner spans a number of industries, including Oil & Gas production, Refining & Chemicals, Pharmaceuticals & Biotechnology, Mining & Metals, Power, Pulping and Shipbuilding. Aker Kvaerner has aggregated annual revenues of approximately USD 6 billion and employs around 30,000 employees in more than 30 countries. The Aker Kvaerner group consists of many legally independent entities, constituting their own separate identities. Aker Kvaerner is used as the common brand or trademark for most of these entities.



Press release

Buzzard Jacket EPC contract to Aker Verdal

OSLO, 3 OCTOBER 2003: Aker Verdal, part of the Aker Kvaerner group, has today been awarded a contract from EnCana (U.K.) Limited for the construction of three steel platform sub-structures (jackets) for the Buzzard field in Blocks 19/5, 19/10, 20/1 and 20/6 of the U.K. sector of the North Sea.

The contract is for the engineering, procurement, construction, load-out and sea-fastening of the three jackets and piles.

The total contract value is approximately NOK 750 million. Through this contract award, Aker Verdal has once again demonstrated its competitiveness in a tough international jacket market.

Based on a large number of challenging jacket and heavy steel structure projects executed continuously by Aker Verdal throughout the last 15 years, the yard has developed a very streamlined and efficient project execution model for this type of project. "We have put a tremendous effort into continuously improving and refining our project execution model, and this work has resulted in great changes in our company. Today's contract award shows clearly what can be achieved when you have willingness and ability to change" says Arnstein Ansnes, President of Aker Verdal.

The Buzzard project will be executed in close co-operation between Aker Verdal and Aker Kværner Technology.

The detail engineering, which will be performed by Aker Kværner Technology, starts immediately, while the fabrication activities at Aker Verdal will start in the spring 2004.

All three Buzzard jackets will be delivered in 2005, and will be number 31, 32 and 33 in the series of jackets from Aker Verdal.

This contract has been awarded "subject to approval of the Buzzard Development" by the UK Department of Trade and Industry and the Buzzard co-venturers. Approval of the Development is anticipated before year-end.

END

For more information, please contact:

Media
Geir A Drangeid, Senior Vice President Group Communications, Aker Kværner ASA
Tel: +47 913 10 458

Investor Relations
Tore Langballe, Vice President Investor Relations, Aker Kværner ASA
Tel: +47 907 77 841

www.akerkvaerner.com

Aker Kvaerner is a leading global provider of engineering and construction services, technology products and integrated solutions. Group activities span a number of industries, including Oil and Gas upstream and downstream, Process, Pharmaceuticals, Metals, Power, Chemical Pulping, Environmental and Shipbuilding. Aker Kvaerner is a multi-local group of businesses with nearly USD 6 billion of annual revenues and around 33 000 employees in more than 30 countries.

Aker Ostsee 

Press Release

Aker MTW Werft GmbH
Aker Warnow Werft GmbH
Communications
Wendorfer Weg 5
D-23966 Wismar / Germany

Tel.: +49 38 41 77 27 13
Fax: +49 38 41 77 22 46
matthias.trott@akerostsee.de
www.akerostsee.de
www.akermtw.de
www.warnowwerft.de

Aker Ostsee: Eight further container vessels for shipyards in Wismar and Warnemünde - Order intake in 2003 increased to 21 vessels

WISMAR / ROSTOCK-WARNEMÜNDE, 13 NOVEMBER 2003: Aker MTW Werft (AMTW) in Wismar (Germany) announced the acquisition of eight orders to build container vessels of the type BALTIC CS 2700 which will be built at the combined yards AMTW in Wismar and Aker Warnow (AWW) in Rostock-Warnemünde (Germany) operating under the joint trade mark Aker Ostsee. With these eight new orders the order intake in 2003 increased to 21 vessels. The eight new vessels were ordered by Reederei Schoeller Holdings Ltd. in Limassol (Cyprus). The total contract value of the eight new vessels is more than 330 million USD (incl. subsidies). These vessels are due for delivery between the third quarter of 2005 and the fourth quarter of 2006 respectively. They are subject to the payment of subsidies according to the EU Temporary Defense Mechanism (TDM).

The vessels of the type BALTIC CS 2700 which is a joint development of AMTW and AWW are 221.6 m long and 29.8 m wide, with a deadweight of 37.800 t. They have a total container stowage capacity of 2,742 TEU with 400 reefer sockets for FEU. With a main engine (7L70MC-C) output of 21,770 kW the vessels have a service speed of 22 kn.

The order reserve of the combined shipyards Aker MTW and Aker Warnow with a total of 2,455 employees and 150 apprentices (AMTW: 1,346 + 75; AWW: 1,109 + 75; as per 1st November 2003) currently comprises 28 container vessels of the types MTW 2500 (6 x), WARNOW CV 2500 (1 x), BALTIC CS 2500 (13 x) and BALTIC CS 2700 (8 x) respectively with last delivery at the end of 2006.

ENDS

For further information please contact:
Matthias Trott, Communications Manager, Aker MTW Werft and Aker Warnow Werft,
+49 175 29 15 259

Group Press Releases

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▶ Norwegian

[19 Sep 2003]
Royal Caribbean Cruises Ltd. orders Ultra Voyager

[19 Sep 2003]
Memo of understanding for power plant in Iowa

[09 Sep 2003]
Aker Kvaerner awarded contract for BP

[08 Sep 2003]
M.V. Manukai, the first new ship built in Philadelphia in three decades, delivered by Kvaerner Philadelphia Shipyard

[05 Sep 2003]
Kvaerner Masa-Yards signs contract for icebreaking stand-by and supply vessels for Russia

[25 Aug 2003]
Weak profits, strong order intake, good cash position

[17 Jul 2003]
First instance court verdict in Equatorial case

[11 Jul 2003]
Aker Kvaerner wins boiler island for Veracel Pulp Mill

[03 Jul 2003]
Onshore contract for Aker Kvaerner

[03 Jul 2003]
Aker Kvaerner announces EUR 80 million contract in China

[02 Jul 2003]
Sakhalin contract to Aker Kvaerner

[24 Jun 2003]
New cost estimate for containerships built in USA

[16 Jun 2003]
Royal Caribbean looks to order new Ultra-Voyager ships

[11 Jun 2003]
Aker MTW wins orders for three container vessels

[04 Jun 2003]
Aker Kvaerner wins USD 30 million contract in Indonesia

[04 Jun 2003]
Santos Awards EPC Contract

[21 May 2003]
Financing arrangement for Masa-Yards

[16 May 2003]
New ticker for Aker Kvaerner: AKVR, and the reverse split effective from Monday 19 May 2003

[12 May 2003]
Improvement actions bring good results

[12 May 2003]
Reverse split of Aker Kvaerner's shares

[08 May 2003]
Major subsea break-through in Africa

[07 May 2003]
Aker Kvaerners Annual General Meeting was held in Oslo on 6 May 2003

[05 May 2003]
Aker Kvaerner wins fiberline contract in South Africa

[30 Apr 2003]
Aker Kvaerner wins EUR 100 million contract in China

[30 Apr 2003]
GACIC awards Butanediol project to Aker Kvaerner

[29 Apr 2003]
Maintenance contract for Norsk Hydro worth NOK 900 million

[29 Apr 2003]
Southern California Public Power Authority awards Aker Kvaerner USD 121 million contract for Magnolia Power Project

[14 Apr 2003]
Eval Europe and Aker Kvaerner agree on second EVOH project

[02 Apr 2003]
Aker Kvaerner wins Baytown Cogeneration power plant contract with ExxonMobil

[25 Mar 2003]
Cash contribution agreed for UK pensions

[24 Mar 2003]
Contract for new Ekofisk platform

[21 Mar 2003]
New future for Rosenberg outside Aker Kvaerner

[20 Mar 2003]
Aker Kvaerner wins contract for Spence Project in Chile

[18 Mar 2003]
Polypropylene project settlement

[18 Mar 2003]
Maintenance contract on Snorre

[12 Mar 2003]
Aker Kvaerner wins Ormen Lange work

[03 Mar 2003]
2002: Best results in five years, transformation on schedule

[07 Feb 2003]
Aker Kvaerner supplies Energy-from-Waste boiler plant to Borås in Sweden

[04 Feb 2003]
German yard combination concluded

[04 Feb 2003]
Kjelstad appointed new head of Aker Kvaerner Yards

[30 Jan 2003]
A further NOK 250 million in capital released following sales and sale-leaseback agreements

[14 Jan 2003]
Rosenberg property sold to property company

[02 Jan 2003]
Thai Copper Industries contract confirmed

[02 Jan 2003]
Cancellation clause waived for USD 190 million shipbuilding contract

▶ Norwegian

Group Press Release

Royal Caribbean Cruises Ltd. orders Ultra Voyager

19 Sep 2003

Building on the popularity and success of its Voyager-class ships, Royal Caribbean Cruises Ltd. today ordered an even larger cruise ship - the Ultra Voyager - for delivery in May 2006. Destined for the Royal Caribbean International fleet, the new ship will be built at Kvaerner Masa-Yards in Finland, continuing a shipbuilding tradition of five Voyager-class ships, two Vision-class ships and four earlier ships.

Roughly 15 percent larger than Voyager, the Ultra Voyager will be 126 feet by 1,112 feet (38.6 metres by 339 metres), and will stand 18 stories high while cruising at approximately 22 knots. At 100 percent double-occupancy, it will carry 3,600 guests and 1,400 crew.

"The Voyager-class ships clearly changed the face of cruising," said Chairman and CEO Richard D. Fain. "The Ultra Voyager will extend that success and, with a lower per berth capital and operating costs, provides even better economies of scale."

"We are pleased that the partnership and tradition with Royal Caribbean continues," said Jorma Eloranta, President and CEO at Kvaerner Masa-Yards. "The Ultra Voyager will reflect this legacy of trust and support."

Kvaerner Masa-Yards and Royal Caribbean Cruises signed a preliminary agreement last June, outlining the design and specifications of the new ship. Today's contract formalizes that agreement and results in a capacity growth of about 3% in each of 2006 and 2007 for Royal Caribbean. Royal Caribbean estimates total-all-in costs to be just over $200,000 per guest berth. This amount includes owner's direct costs, such as the contract price with the shipyard, design and engineering fees, capitalized interest, construction oversight costs, and various owner-supplied items. Royal Caribbean and Kvaerner Masa-Yards also agreed on an option for a second Ultra Voyager cruise ship, with a 2007 delivery.

For more information, please contact:

Media Geir A Drangeid, Senior Vice President Group Communications, Aker Kværner ASA

Tel: +47 913 10 458

Jorma Eloranta, President and CEO, Kvaerner Masa-Yards, Tel: +358 9 194 2201 Henrik Segercrantz, Corporate Communications Manager, Kvaerner Masa-Yards, Tel: +358 9 194 2409

Investor Relations Tore Langballe, Vice President Investor Relations, Aker Kværner ASA Tel: +47 907 77 841

www.akerkvaerner.com

Aker Kvaerner is a leading global provider of engineering and construction services, technology products and integrated solutions. Group activities span a number of industries, including Oil and Gas upstream and downstream, Process, Pharmaceuticals, Metals, Power,

Chemical Pulping, Environmental and Shipbuilding. Aker Kvaerner is a multi-local group of businesses with nearly USD 6 billion of annual revenues and around 33 000 employees in more than 30 countries.

Kvaerner Masa-Yards is a Finnish shipbuilding company specialised in designing and building advanced cruise ships, passenger-car ferries and other technically demanding vessels. The company has two highly modern yards in Helsinki and Turku respectively. The shipyards are structured to handle technically advanced ships requiring innovative design and production technologies and R&D input. Kvaerner Masa-Yards is owned by Aker Kvaerner and is part of the Aker Kvaerner Yards Group of shipyards.

Group Press Release

Memo of understanding for power plant in Iowa

19 Sep 2003

Aker Kvaerner's North American Union Construction division, Kvaerner Songer, Inc., have signed a memorandum of understanding with Hitachi America, Ltd. to construct MidAmerican Energies 790 megawatt Council Bluffs Power Generations Unit located in Council Bluffs, Iowa. Under this agreement, Kvaerner Songer and Hitachi America, Ltd. will work exclusively together to reach a final contract for site construction services valued at approximately USD 300 million.

The project will be released to Kvaerner Songer in three phases: Civil, Turbine and Boiler. Kvaerner Songer will begin mobilizing onsite immediately to commence civil work under a full notice to proceed for the civil phase. The release of the Turbine and Boiler phases will occur sometime in the fourth quarter of 2003.

The overall construction program is expected to be completed in early 2007. During the construction period, Kvaerner Songer will employ approximately eight hundred construction workers from the various Building Trade Unions to construct the Council Bluffs Power Generation Unit (CBEC 4).

Aker Kvaerner's President & CEO, Helge Lund, emphasized the importance of this major win for the Group which reflects the confidence the market has in Kvaerner Songer's ability to execute large and complex construction programs such as CBEC 4.

James H Miller, President of Kvaerner Songer, said "This is one of the largest coal fired generating power plants to be constructed in recent times in the North American Power Industry, and we are proud to be chosen as a key member of the CBEC 4 Team."

For further information, please contact:

Media Geir A Drangeid, Senior Vice President Group Communications, Aker Kværner ASA
Tel: +47 913 10 458

NOTES TO EDITORS Aker Kvaerner is a leading global provider of engineering and construction services, technology products and integrated solutions. Group activities span a number of industries, including Oil and Gas upstream and downstream, Process, Pharmaceuticals, Metals, Power, Chemical Pulping, Environmental and Shipbuilding. Aker Kvaerner is a multi-local group of businesses with nearly USD 6 billion of annual revenues and around 30,000 employees in more than 30 countries.

Kvaerner Songer is a wholly owned subsidiary of Kvaerner Holdings, Inc. providing union construction services and maintenance to North American industry.

Group Press Release

Aker Kvaerner awarded contract for BP

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09 Sep 2003

Aker Kvaerner's subsidiaries in Aberdeen is to play a significant role in the continuing development of BP's West of Shetland projects, after winning a major new subsea managed service contract. The three-year deal, worth up to GBP 15 million, will see Aker Kvaerner providing planning and operations support to BP's developments West of Shetland, including the Schiehallion, Foinaven and Loyal fields.

The Aker Kvaerner subsidiaries Aker Kvaerner Offshore Partner Ltd and Kvaerner Oilfield Products Ltd. have been working in the area west of Shetland since 1995.

Peter Metcalf, the business manager on the project, says the new contract is a credit to the Aker Kvaerner team's past performance:

"It goes without saying that this is great news for everyone concerned. Our people have proved their worth over the years, and have also shown their ability to adapt to changes in BP's asset structure. The west of Shetland region is an exciting area for oil and gas, and we are delighted to be playing such a major role."

The Schiehallion, Foinaven and Loyal fields are estimated to contain around 600 million barrels of recoverable oil. Due to the water depth in the area, Foinaven and Schiehallion are heavily reliant on subsea technology for unmanned intervention, as it is too deep for divers.

Aker Kvaerner Offshore Partner's managing director, Chris Bird says his team's expertise in planning and supporting this type of work gives them an advantage over competitors:

"We were one of the first to recognise that new ways of thinking would be required if previously untapped reservoirs were to be exploited. By investing in research and development at an early stage, we have been able to produce the technology and methods that will help to ensure our oil and gas fields are productive for many years to come. I want to congratulate our West of Shetland team on the award of this new contract. It is down to their hard work and they deserve all the credit."

For further information, please contact:

Chris Bird, Managing Director, Aker Kvaerner Offshore Partner Ltd., Tel.: +44 1224 402 724

Please also visit our web pages: www.akerkvaerner.com

Disclaimer

Group Press Release

M.V. Manukai, the first new ship built in Philadelphia in three decades, delivered by Kvaerner Philadelphia Shipyard

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08 Sep 2003

Kvaerner Philadelphia Shipyard, Inc. (KPSI), of Philadelphia, PA., today delivered the M.V Manukai, a CV 2600 Philadelphia Class Containership. This is the first ship to be constructed at the new yard located in the former Philadelphia Naval Base.

The *M.V. Manukai* is the first ship in a series of two containerships to be built for Matson Navigation Company, a shipping company based in San Francisco, CA. The U.S. Jones Act ship was christened by Mrs. Margaret Inouye, wife of Hawaii Senator Daniel K. Inouye, at Kvaerner Philadelphia Shipyard on July 12, 2003. This ship is the first vessel to be built at Kvaerner Philadelphia Shipyard, and the first new ship to be built in the Philadelphia Naval Business Center (PNBC) since 1969, when the amphibious command ship *Blue Ridge* (LCC-19) was built and launched by the Philadelphia Naval Yard. It is also the first new Matson vessel built since 1992, when the *M.V. R.J. Pfeiffer* entered the company's service. The ship will be one of eight ships deployed in Matson's service between the West Coast and Hawaii. Matson's Hawaii service includes the ports of Los Angeles, Oakland, Seattle, and Honolulu. Soon after delivery, the ship will depart on its positioning voyage down the Atlantic coast and through the Panama Canal to California where it will enter service between Hawaii and the U.S. mainland. The ship once in service will carry a broad range of commodities including grocery and retail supplies, refrigerated cargo, building materials, and all items necessary for the economy in Hawaii.

The USD 220 million contract for the two Jones Act containerships, which are a part of the Title XI financing program, was signed in May 2002 between KPSI and Matson. The start of hull assembly began in 2001, the vessel was launched in March 2003, and the sea trials took place in July 2003. The yard just recently moved forward from its start-up phase focusing on the recruiting and training of local workers to its full production phase focusing on the construction of the ships. The ship was built by the yard together with a large number of turnkey and other suppliers to outfit the ship with the most state-of-the-art equipment. The classification society of the *M.V. Manukai* is the American Bureau of Shipping (ABS), and it sails under the American flag.

"This marks a tremendous milestone for Kvaerner Philadelphia Shipyard," stated Gunnar Skjelbred, President & CEO of KPSI. "We are all proud to see the ship completed and ready to enter service with Matson. We have proved that we can build quality ships. This success is a result of the cooperation between KPSI, our union - the Philadelphia Metal Trades Council, our suppliers, and most importantly, our workers."

The *Manukai,* under the command of Captain Katharine Sweeney, is scheduled to sail from the East Coast to the Panama Canal and West Coast the week of September 7, 2003.

Main particulars:

Length overall 217.0 m

Length between perpendiculars 200.2 m

Beam 32.2 m

Depth 19.4 m

Gross Tonnage 30,000

Deadweight (11.0 m) 29,400 t

Speed (90% MCR, 20% margin) 22.5 knots

Main Engine – Size 8k80

Main Engine – Power 28,880kW

Fixed pitch propeller six blades

Bow Thruster 1,300 kW

M.V. Manukai – a Green Ship:

The CV2600 includes Green Ship features such as tin-free coatings, gray and bilge water holding tanks, low sulfur fuel tanks, and reduced emissions engines. **END For further information:**

John E. Graykowski, Senior Vice President & General Counsel, KPSI, 215-875-2657, or john.graykowski@phillyshipyard.com

Jennifer M. Whitener, Communications Coordinator, KPSI, 215-875-2614, or jennifer.whitener@phillyshipyard.com

Aker Kvaerner is a leading global provider of engineering and construction services, technology products and integrated solutions. The group consists of separate business entities, with activities spanning a wide range of industries, including Oil and Gas, Refining & Chemicals, Pharmaceuticals, Mining & Metals, Power, Chemical Pulping and Shipbuilding. Aker Kvaerner is a multi-local group of businesses with nearly USD 6 billion of annual revenues and around 30 000 employees in more than 30 countries.

Kvaerner Philadelphia Shipyard, Inc. is a new U.S. shipyard building commercial ships for the U.S. Jones Act market. KPSI is currently assembling its second of two containerships for Matson Navigation Company, as well as constructing a third containership, which is currently being promoted to potential buyers in the Jones Act market. Visit www.phillyshipyard.com and www.akerkvaerner.com for additional information.

Group Press Release

Kvaerner Masa-Yards signs contract for icebreaking stand-by and supply vessels for Russia

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05 Sep 2003

Following evaluation by ExxonMobil, operator of the Sakhalin-1 project in Russia, Kvaerner Masa-Yards Inc., Finland, and Far-Eastern Shipping Company PLC (FESCO), Russia, have signed contracts for the design and construction of two icebreaking stand-by and supply vessels for the Sakhalin-1 projects.

The contracts are still subject to approval by the Central Bank of Russia and to issues related to post-delivery financing. The contract for the second ship shall be confirmed by early November 2003.

Kvaerner Masa-Yards and FESCO have agreed not to publish the value of the contracts at this stage. The contracts will not be recorded to Kvaerner Masa-Yards' order reserve until all approvals and financing have been confirmed.

The vessels are due for delivery in 2005 and will be operating in the harsh Okhotsk Sea environment in the Sakhalin area in Far East Russia.

"The new contract is fully in line with FESCO's strategy of being the leading operator of icebreakers and heavy ice-strengthened vessels in the Far-East. FESCO has chosen Kvaerner Masa-Yards' design as most suitable for the environmental conditions around Sakhalin Island. We hope for successful co-operation with the shipyard in order to receive good quality ships on agreed time," said Mr. Evgeniy N. Ambrosov, President and CEO of FESCO.

Mr. Jorma Eloranta, President and CEO of Kvaerner Masa-Yards Inc. said: "These contracts are the first contracts for icebreakers from Finland to Russia since the construction of the nuclear icebreakers "Taymyr" and "Vaygach" in the 1980's. We are very pleased to have the possibility to sign these newbuilding contracts with our old client FESCO and by that to re-establish the very long and fruitful cooperation we have had in shipbuilding with them and between our countries."

"In addition to a number of arctic cargo ships, we have delivered six icebreakers for FESCO since the late 1960's, of which four are still in their operation. FESCO has expressed their satisfaction with the operation and quality of these ships. We regard this to be a proof of the quality in design and shipbuilding we always strive after," Mr. Eloranta continues.

These ships are based on the "double-acting" concept for icebreakers, which was developed by the Arctic Technology Centre (MARC), part of Kvaerner Masa-Yards Inc. The "double-acting" concept has now become an industry standard. In this concept the vessel meets the most difficult ice conditions moving with the ship's stern first, using azimuthing electric propulsion. By this, less power is needed and the ship's bow can be optimised for efficient open water operation.

The operating conditions in the Sakhalin area are demanding with freezing temperatures down to -40(C and difficult ice conditions with ice ridges up to 20 metres deep and solid ice exceeding 1.5 meters in thickness.

The current ship design is a result of the long term R&D activity by MARC. This activity started already in 1989 with research on the operational conditions offshore Sakhalin and has continued in form of different research and development tasks for the potential operators and oil companies in the area and in co-operation with several Russian organisations.

The vessels have a length over all of 100 metres and a dead-weight of 4.000 dwt. The shaft power is 13 MW and the ships will be fitted with two azimuthing rudder propellers.

END

For further information: Media: Geir Arne Drangeid, Senior Vice President, Group Communications, Aker Kværner ASA: +47 67 51 30 36 Jorma Eloranta President and CEO, Kvaerner Masa-Yards: +358 9 194 2201 Investor Relations: Tore Langballe, Vice President, Group Communications, Aker Kværner ASA: +47 67 51 31 06

Aker Kvaerner is a leading global provider of engineering and construction services, technology products and integrated solutions. Group activities span a number of industries, including Oil & Gas upstream and downstream, Refining & Chemicals, Pharma & Biotech, Mining & Metals, Power Generation, Pulping and Shipbuilding. Aker Kvaerner is a multi-local group of businesses with nearly USD 6 billion of annual revenues and around 33,000 employees in more than 30 countries.

Kvaerner Masa-Yards Inc. operates two highly modern newbuilding yards in Finland specialising in designing and building technically demanding vessels. At the company's Helsinki yard some 65 icebreakers and icebreaking offshore vessels have been built over the years. Piikkio Works Oy, a separate company under Kvaerner Masa-Yards, specialises in the manufacture of ready-to-install modular cabins and bathrooms, on two locations in Finland. Kvaerner Masa-Yards also offers marine related design and engineering services, at its marine engineering units located in Finland, USA and Canada. Kvaerner Masa-Yards Inc. has annual revenues of about EUR one billion, and an own staff of about 4,400. Kvaerner Masa-Yards Inc. is owned by Aker Kvaerner and is a member of the Aker Kvaerner Yards group of shipyards.

Far Eastern Shipping Company (FESCO) based in Vladivostok, the capital of Primorsky Region, is the largest shipping company in Eastern Russia and has been a regional shipping industry leader for many decades. Founded in 1880 and ultimately reorganized as a publicly held company in 1992, FESCO owns and operates a fleet of more than 81 vessels, including 22 containerships, 11 refrigerator vessels, over 30 bulk, timber and other dry cargo carriers along with a number of icebreakers, passenger and harbour vessels. The company employs over 4,500 people on ships and ashore, and manages a large network of overseas subsidiary agencies and representative offices.

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Group Press Release

Weak profits, strong order intake, good cash position

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25 Aug 2003

As previously forecast profits remained relatively weak throughout the first half of 2003, due to weak market and correspondingly low order intake in 2002. Meanwhile, the time has been well spent streamlining the organisation, and focused sales and marketing activity has resulted in a steady flow of new orders.

In the second quarter, the order reserve continued to grow from the record low at the end of 2002. Important orders have been booked in both Oil & Gas and Engineering & Construction. In Engineering & Construction the backlog has now recovered to the same levels as at the beginning of 2002. The total order intake in the second quarter was NOK 9.7 billion, in line with the strong first quarter.

The value of awards announced after the second quarter and letter of intents which have not yet been booked to the order reserve amounts to NOK 3.6 billion. This does not include up to two Ultra-Voyager cruise vessels at Kvaerner Masa-Yards for which a conditional agreement has been signed.

Operating profit before interest, tax, goodwill- and pension amortisation (EBITA) for the first six months was NOK 85 million. This includes a NOK 440 million charge in the second quarter, covering costs and provisions relating to Kvaerner Philadelphia, the shipyard in Pennsylvania, US.

EBITA in Oil & Gas improved in the second quarter compared with the first quarter, when considering that the first quarter included approximately NOK 60 million gain from sale of properties in Aberdeen. EBITA in Engineering & Construction remained marginally positive in the second quarter.

While the Group's US shipbuilding activity had a significant negative impact on group results in the second quarter, the improvement programme at the Finnish yard Kvaerner Masa-Yards continued to produce good results. In the second quarter alone, EBITA was NOK 252 million, almost twice as strong as in the first quarter.

In the second quarter working capital was reduced in all business areas. At the end of June total net current operating assets was NOK 1.5 billion, down from NOK 2.3 billion three months earlier.

Correspondingly, cash and short-term interest-bearing receivables increased to NOK 4.6 billion at the end of June, and net interest-bearing debt was NOK 143 million. The equity ratio remained at the same level as previous quarters, 26.8 per cent.

For the second half of 2003, the EBITA is expected to gradually improve for both Oil & Gas and Engineering & Construction, as the new orders come into effect. The shipbuilding activity will return a marginal loss for the year, following the substantial charges made at Kvaerner Philadelphia in the second quarter.

Contacts: Media: Geir Arne Drangeid, Senior Vice President, Group Communications, Aker Kværner ASA: +47 67 51 30 36 Investor Relations: Tore Langballe, Vice President, Group Communications, Aker Kværner ASA: +47 67 51 31 06

Further information Key figures, detailed tables and other supplementary information is available on both Aker Kvaerner's home page www.akerkvaerner.com and on the Oslo Stock Exchange www.oslobors.no:

A complete version of the Quarterly Report for 2Q 2003

Presentation material used in today's analyst meeting (available from 10 a.m Norwegian time)

Web-cast of Helge Lund's presentation will also be available on the company's home page from from 10 a.m Norwegian time.

A conference call is being held today at 16:00 hrs Central European time. The dial-in number is +44 (0) 207 162 0184, password "Aker Kvaerner".

View the Report - PDF

Disclaimer

Group Press Release

First instance court verdict in Equatorial case

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17 Jul 2003

In the lawsuit of Equatorial Tonopah, Inc. et al vs. Kvaerner U.S. Inc. et al, the jury returned a verdict on 16 July 2003, in favour of Equatorial in the amount of USD 136,900,000 (excluding interest fees and costs).

This lawsuit involves a study prepared by Kvaerner U.S. Inc. in 1997. The study addressed the feasibility of Equatorial's development of a copper mine near Tonopah, Nevada.

Aker Kvaerner is, of course, disappointed in the first instance finding in this case, and maintains that Kvaerner U.S. Inc. acted in a professional and proper manner in the performance of its work for Equatorial. Appropriate post-trial motions will be made, and if those are unsuccessful, it is anticipated that an appeal will be filed.

The project is insured under Aker Kvaerner's liability insurance program. In the event the verdict is upheld Aker Kvaerner currently estimate that approximately half of the amount will be covered by insurance.

In addition to this lawsuit, there remains an unresolved arbitration proceeding which was filed by Kvaerner U.S. Inc. against Equatorial to collect amounts due by Kvaerner U.S. Inc. for engineering and construction on the Equatorial copper mine. The arbitration proceeding has been held in abeyance pending resolution of the litigation and will now proceed.

For further information: Media: Geir Arne Drangeid, Senior Vice President, Aker Kvaerner, Group Communications. Tel: +47 913 10 458. Email: geirarne.drangeid@akerkvaerner.com

Investor relations: Tore Langballe, Vice President, Aker Kvaerner, Group Communications. Tel: +47 67 51 31 06. Email: tore.langballe@akerkvaerner.com

Notes to editor: Aker Kvaerner is a leading global provider of engineering and construction services, technology products and integrated solutions. Group activities span a number of industries, including Oil and Gas upstream and downstream, Process, Pharmaceuticals, Metals, Power, Chemical Pulping, Environmental and Shipbuilding. Aker Kvaerner is a multi-local group of businesses with nearly USD 6 billion of annual revenues and around 33 000 employees in more than 30 countries.

Group Press Release

Aker Kvaerner wins boiler island for Veracel Pulp Mill

11 Jul 2003

Aker Kvaerner's Pulp & Paper business has been awarded the contract for the boiler island, consisting of a recovery boiler and a bark-fired power boiler for the new greenfield pulp mill recently announced by Veracel Celulose S/A. Veracel is a 50/50 joint venture between Aracruz Celulose S/A and Stora Enso Oyj. The mill will be located in Bahia State in Eastern Brazil. The boiler order is worth in excess of EUR 100 million.

Kvaerner Power is to supply a RECOXTM recovery boiler rated at 4000 tons dry solids/day, and a HYBEXTM bubbling fluidized bed boiler rated at 81 MWth. The design, project management and manufacturing of critical pressure parts will be done in Tampere, Finland, with local procurement, engineering and construction site management from the Aker Kvaerner do Brasil office in Curitiba.

For further information, please contact:

Media:

Geir Arne Drangeid, Senior Vice President, Group Communications. Tel: +47 913 10 458

Terttu Tuominen, Communications Manager, Kvaerner Pulp & Paper: Tel: +358 (0)40 501 1415

Investor relations:

Tore Langballe, Vice President, Group Communications. Tel: +47 6751 3106

More information:

Aker Kvaerner is a leading global provider of engineering and construction services, technology products and integrated solutions. Group activities span a number of industries, including Oil and Gas upstream and downstream, Process, Pharmaceuticals, Metals, Power, Chemical Pulping, Environmental and Shipbuilding. Aker Kvaerner is a multi-local group of businesses with nearly USD 6 billion of annual revenues and around 35 000 employees in more than 30 countries.

Kvaerner Power is the No. 1 chemical recovery equipment supplier in the world with 300 recovery boiler and 300 evaporation unit deliveries. The company is also a pioneer in fluidized bed combustion. Approximately 200 boilers in operation testify to the expertise in fluidized bed technology and in handling demanding fuels.

Group Press Release

Onshore contract for Aker Kvaerner

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03 Jul 2003

Statoil has issued a letter of intent to Aker Kvaerner's yard Aker Stord for a large programme of installation work at the gas terminal Kårstø in Norway. This will prepare the facility to receive gas from the Kristin field starting in 2005. The work, which has an overall value of more than NOK 700 million, has been awarded on behalf of the Gassco operating company. The job will provide work for some 500 employees over a period of 15 months.

The Kårstø contract is a breakthrough for Aker Stord where land-based process facilities are concerned. The company already has almost 30 years' experience in the construction of fixed and floating offshore process facilities in the form of production platforms.

Aker Stord will assemble at its own yard a series of pipe-racks and equipment units for delivery to the Kårstø facility. These units will weigh between 35 and 450 tonnes. For the company to deliver pipe-racks and equipment units to Kårstø is an important development – previously the owners of Norwegian land-based plants have for the most part purchased these products from foreign suppliers.

"Aker Stord has been awarded the contract against strong competition from Norwegian and foreign suppliers," says Statoil's project manager Knut Magne Vågen.

"It is gratifying that the Norwegian supply industry has shown itself to be competitive and that Aker Stord submitted the best overall bid."

"The fact that Aker Stord has now demonstrated its competitiveness in the onshore market is strategically important – and very satisfying for us," says Aker Stord's president Stian Vemmestad.

"This is something all the employees have contributed to, for example through cost reductions and greater efficiency."

The company starts mobilisation at Kårstø in September and installation work there will begin in January 2004.

Known as KEP (Kårstø Expansion Project) 2005, this stage of development at Kårstø has a total cost framework of NOK 5.74 billion. It will enable the plant to receive and process rich gas from Statoil's Kristin field in the Norwegian Sea when production begins on 1 October 2005. The construction of a semi-submersible gas production platform for Kristin is well under way at Aker Stord. The platform will be ready for tow-out at the end of March 2005.

The Kårstø facility is the largest of its kind in Europe and the third largest in the world.

For further information please contact:

Torbjørn Andersen, Vice President, Group Communications

Tel: +47 2294 5390, Mobile: +47 928 85 542

Tore Langballe

Investor Relations,

Tel: +47 6751 3106, Mobile: +47 907 77 841

Disclaimer

Group Press Release

Aker Kvaerner announces EUR 80 million contract in China

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03 Jul 2003

Aker Kvaerner's Pulp & Paper business announced today that the financing for the recovery boiler for a new greenfield pulp mill in China has now been finalised. The order is worth EUR 80 million and is for equipment and engineering services.

Kvaerner Power is to supply a RECOXTM recovery boiler rated at 5000 tons dry solids/day, which will be the largest unit in the world. The design, project management and manufacturing of pressure parts will be done in Tampere, Finland.

Aker Kvaerner has already announced the award of an EUR 100 million contract for the fiberline, rated at 3000 tons/day. This will be the largest single-line fiberline in the world.

For further information, please contact:

Media:

Terttu Tuominen, Communications Manager, Kvaerner Pulp & Paper: Tel: +358 (0)40 501 1415

Investor relations:

Tore Langballe, Vice President, Group Communications. Tel: +47 6751 3106

More information:

Aker Kvaerner is a leading global provider of engineering and construction services, technology products and integrated solutions. Group activities span a number of industries, including Oil and Gas upstream and downstream, Process, Pharmaceuticals, Metals, Power, Chemical Pulping, Environmental and Shipbuilding. Aker Kvaerner is a multi-local group of businesses with nearly USD 6 billion of annual revenues and around 35 000 employees in more than 30 countries.

Kvaerner Power is the No. 1 chemical recovery equipment supplier in the world with 300 recovery boiler and 300 evaporation unit deliveries. The company is also a pioneer in fluidised bed combustion. Approximately 200 boilers in operation testify to the expertise in fluidised bed technology and in handling demanding fuels.

Kvaerner Pulping is a leading supplier of complete fiberlines, machines, process systems and service for the chemical pulp industry world-wide. The products are used for continuous cooking, washing, oxygen delignification, bleaching and recausticizing plants.

Group Press Release

Sakhalin contract to Aker Kvaerner

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02 Jul 2003

The operator SEIC SEIC (Sakhalin Energy Investment Company Limited) has awarded Aker Kvaerner a USD 150 million contract in the conjunction with the development of the Sakhalin II Phase 2 project in Russia. The award is a result of Aker Kvaerner's efforts to utilise its engineering and project management expertise in new geographical markets. It also confirms Aker Kvaerner's position as world leader in concrete offshore platforms and field development in harsh weather environments.

The Sakhalin II gas and oil field offshore the Sakhalin Island will be developed with two offshore platforms with concrete substructures sitting on the seabed. The surrounding conditions in this region are challenging. The area is subject to seismic activity and pack ice is generated and drifts from the Sea of Okhotsk every year from October to May. The concrete substructures ensure robust foundations in harsh weather condition.

Aker Kvaerner's new contract includes engineering, procurement, management and project services for two platform substructures. The concept builds on the experience from other concrete platforms developed and delivered by Aker Kvaerner both in the North Sea and offshore Canada.

Aker Kvaerner also contributes with experience to the project execution model, where the client's organisation, several contractors and local workforces will co-operate from a number of international locations.

- This is a major milestone as Russia is a strategically important market to Aker Kvaerner. The new assignment will strengthen our position when competing for other projects both in the Sakhalin region and elsewhere in Russia, says Helge Lund, CEO of Aker Kvaerner.

Aker Kvaerner has already started the engineering and procurement for the two platforms from its offices in Oslo. Mr. Astor Nyborg has been appointed project manager, based on his experience with management of large and challenging projects in several countries, including the similar Hibernia project offshore Newfoundland.

During the project development, there will also be key personnel at the construction site Vostochny Port close to Vladivostok in Russia. Aker Kvaerner will also supply construction management assistance to Quattrogemini, the Finnish contractor responsible for establishing the dry dock and the construction of the concrete substructures to the project.

For further information, please contact:

Media: Torbjorn S. Andersen, Vice President, Group Communications. Tel: +47 928 85 542

Investor relations: Tore Langballe, Vice President, Investor Relations. Tel: +47 6751 3106

Please also visit our web-site: www.akerkvaerner.com

More info on Sakhalin Energy Investment Company and Sakhalin II project can be found at:
http://www.sakhalinenergy.com

NOTES TO EDITORS

Aker Kvaerner is a leading global provider of engineering and construction services, technology products and integrated solutions. Group activities span a number of industries, including Oil and Gas upstream and downstream, Process, Pharmaceuticals, Metals, Power, Chemical Pulping, Environmental and Shipbuilding. Aker Kvaerner is a multi-local group of businesses with nearly USD 6 billion of annual revenues and around 34,000 employees in more than 30 countries.

Background on the project:

Sakhalin Phase 1 is a refurbished steel monocone platform currently operating seasonally loading from an offshore buoy. Sakhalin Phase 2 consist of two concrete gravity platforms without storage, an offshore pipeline to an onshore terminal, an onshore pipeline to the LNG plant on the southern tip of Sakhalin Island and an offshore loading platform for export to the world marked.

Weights and dimensions (approximate):

LUN-A Dim:

105x90 base + 4 columns 70 m.

Concrete volume: 34.000m3.

Mechanical outfitting: 2.000 ton

PA-B Dim:

95x90base + 4 columns 50 m.

Concrete volume: 27.000m3. Mechanical outfitting: 1.500 ton

Group Press Release

New cost estimate for containerships built in USA

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24 Jun 2003

A thorough review carried out in connection with the commissioning of Kvaerner Philadelphia's first containership has revealed higher costs and lower productivity than previously expected. Delivery of the ship has been delayed for about one month, and the costs are estimated to be around NOK 200 million higher than previously reported.

At the same time the yard has increased its cost estimate for the other two containerships under construction by an equivalent amount. Increased costs on the three ships implies that Kvaerner Philadelphia's operating results in the second quarter of 2003 will be weakened by an amount just above NOK 400 million.

Aker Kvaerner acknowledges that the substantial commitment made to turn Kvaerner Philadelphia into an efficient and commercial yard has not so far given the desired results. In an effort to accelerate the improvement, Kvaerner Philadelphia will now further strengthen its capability in project management, procurement and construction management, and a more active follow-up initiated.

In parallel, Aker Kvaerner's shipyard in Finland, Kvaerner Masa-Yards, is implementing a very successful improvement programme. The Finnish yard is well set to deliver a significantly better operating result than expected. This will to some extent offset the weaker results from Kvaerner Philadelphia. Aker Kvaerner expects that its shipyards as a whole will return a marginal loss for the year.

The first two containerships from Kvaerner Philadelphia have been bought by Matson Navigation Company, Inc, of the US. In agreement with the customer, the first vessel will be delivered in the beginning of August, approximately one month later than originally agreed. The second will be completed in the second quarter of 2004.

For further information:

Tore Langballe, Vice President, Aker Kvaerner, Group Communications.

Tel: +47 67 51 31 06. Email: tore.langballe@akerkvaerner.com

Group Press Release

Royal Caribbean looks to order new Ultra-Voyager ships

16 Jun 2003

Miami based Royal Caribbean Cruises Ltd. and Finnish shipbuilder Kvaerner Masa-Yards have signed an agreement that could result in a firm order for up to two new "Ultra-Voyager" ships. The conditional agreement anticipates one newbuilding, deliverable in 2006, and one option, for delivery in 2007 or 2008. Royal Caribbean may activate the agreement up to August 31, 2003 or under certain terms up to December 31, 2003.

The new Ultra-Voyager would be roughly 15 per cent larger in space and in passenger capacity that the earlier Voyager-class vessels. It would carry more than 3,600 guests (double-occupancy), 500 more than its predecessors. At just under 160,000 gross tonnes the Ultra-Voyager would provide even more room for passenger facilities and amenities and would provide even greater economies of scale than her predecessors.

Royal Caribbean has four Voyager-class ships in its fleet today. The fifth sistership, Mariner of the Seas, is due for delivery at Kvaerner Masa-Yards Turku yard in October this year.

One key factor affecting whether this agreement leads to a firm contract is how much the current euro-dollar exchange rate improves. Royal Caribbean hopes that circumstances will allow it to finalize the order later this year and that these new berths will enjoy a lower capital and operating cost than earlier Voyager-class ships.

"We are pleased that Royal Caribbean continues to place its faith in Kvaerner Masa-Yards and hope that conditions will allow us to proceed with our mutual plans. We will work hard to improve our cost efficiency even further, without compromising our high quality standards," said Jorma Eloranta, president and chief executive officer of Kvaerner Masa-Yards Inc.

ENDS

For further information:

Media: Geir Arne Drangeid, Senior Vice President, Aker Kvaerner, Group Communications.
Tel: +47 913 10 458. Email: geirarne.drangeid@akerkvaerner.com

Investor relations: Tore Langballe, Vice President, Aker Kvaerner, Group Communications.
Tel: +47 67 51 31 06. Email: tore.langballe@akerkvaerner.com

Notes to editor:

Aker Kvaerner is a leading global provider of engineering and construction services, technology products and integrated solutions. Group activities span a number of industries, including Oil and Gas upstream and downstream, Process, Pharmaceuticals, Metals, Power, Chemical Pulping, Environmental and Shipbuilding. Aker Kvaerner is a multi-local group of businesses with nearly USD 6 billion of annual revenues and around 33 000 employees in more than 30 countries.

Kvaerner Masa-Yards is a Finnish shipbuilding company specialised in designing and building advanced cruise ships, passenger-car ferries and other technically demanding vessels. The company has two highly modern yards in Helsinki and Turku respectively. The shipyards are structured to handle technically advanced ships requiring innovative design and production technologies and R&D input. Kvaerner Masa-Yards is owned by Aker Kvaerner and is part of the Aker Kvaerner Yards Group of shipyards.

Disclaimer

Group Press Release

Aker MTW wins orders for three container vessels

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11 Jun 2003

Aker MTW, a part of Aker Ostsee, in which Aker Kvaerner owns 40 percent, announced the acquisition of three orders to build container vessels for Reederei Hartmann in Germany. The total contract value is about USD 115 million.

For the full release from Aker Ostsee click here.

Disclaimer

Group Press Release

Aker Kvaerner wins USD 30 million contract in Indonesia

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04 Jun 2003

Chemetics, part of Aker Kvaerner E&C Americas, has entered into two new contracts for equipment supply and engineering services for two integrated chlorine dioxide plants in Indonesia, worth a combined total of USD 30 million.

Chemetics is to supply two new integrated chlorine dioxide systems rated at 50 t/d & 25 t/d. These will be the 12th and 13th plants of this kind Chemetics has been awarded in Indonesia. The design, manufacturing of proprietary equipment and project management services will be supplied from Chemetics' home office in Vancouver, Canada.

Chemetics is the world leader in the integrated chlorine dioxide technology and has over 28 installations worldwide.

More information:

Media: Geir Arne Drangeid, Senior Vice President, Aker Kvaerner, Group Communications. Tel: +47 913 10 458. Email: geirarne.drangeid@akerkvaerner.com

Investor relations: Tore Langballe, Vice President, Aker Kvaerner, Group Communications. Tel: +47 67 51 31 06. Email: tore.langballe@akerkvaerner.com

www.akerkvaerner.com

NOTES TO EDITORS

Aker Kvaerner is a leading global provider of engineering and construction services, technology products and integrated solutions. Group activities span a number of industries, including Oil and Gas upstream and downstream, Process, Pharmaceuticals, Metals, Power, Chemical Pulping, Environmental and Shipbuilding. Aker Kvaerner is a multi-local group of businesses with nearly USD 6 billion of annual revenues and around 34 000 employees in more than 30 countries.

Chemetics is a technology based engineering design company, and is part of Aker Kvaerner E&C Americas. The technologies are offered on a worldwide basis to customers in the form of engineered systems, proprietary and non-proprietary equipment, as well as fully erected systems and plants. Chemetics serves its customer from its head office in Vancouver, B.C., Canada. Additionally, Chemetics operates a fabrication facility in Toronto, Canada, and maintains sales representatives in Chile, Brazil, Sweden, Finland, USA, India, Australia, Russia and Singapore. The world-wide staff is approximately 230.

E&C Americas, part of Aker Kvaerner, serves a number of industrial sectors, including pharmaceuticals and biotechnology, chemical, pulp and paper, power, minerals, mining, and metals. With a strong track record in executing some of the world's most technically and challenging engineering projects, E&C Americas offers the complete range of services necessary to realize projects from conception to operation. These include a portfolio of

feasibility and environmental studies), total project management, engineering and design, procurement, construction, commissioning and validation.

Disclaimer

Group Press Release

Santos Awards EPC Contract

04 Jun 2003

Santos Limited, an Australian oil and gas company, has awarded an EPC Services contract to Aker Kvaerner E&C Australia, part of Aker Kvaerner. The contract is for the provision of integrated engineering, procurement and construction (EPC) services for Santos' central Business Unit (CBU), which operates the oil and gas fields in northern South Australia and south west Queensland.

A potential of A$20-40 million per annum of ongoing EPC services will be provided by this contract. In the past, these services were provided by a range of providers and under this arrangement have been consolidated into a single contract.

The contract was awarded to O&G Solutions, a joint venture between Kvaerner E&C Australia and United KG Pty Ltd. O&G Solutions was established specifically to provide comprehensive and integrated engineering, maintenance and construction services to the oil and gas industry.

Mr Les Guthrie, Managing Director, Kvaerner E&C Australia, said "Winning this contract is a major achievement for us as it reinforces our reputation and long-standing relationship with Santos who are one of our key clients. The individual strengths of the joint venture partners combine to make O&G Solutions one of Australia's first true EPC entities, offering the broadest range of capabilities within an integrated service provider."

While the contract is awarded initially for three years, it provides for extensions up to eight years via an annual renewal of the three-year rolling term. "It is our intention to remain the incumbent alliance partner for the full term and our team will therefore be working hard to ensure that our performance meets all our client's expectations," said Mr Guthrie.

This contract follows Kvaerner E&C Australia's recent award for the Santos Asset Control Enhancement (ACE) Project, involving an upgrade of the control facilities at the large Moomba Gas Processing and Natural Gas Liquids Facility in the remote far north of South Australia. The Moomba plant, in the Cooper Basin, supplies gas for New South Wales, Queensland, South Australia and the Australian Capital Territory; ethane as petrochemical feedstock; plus LPG, butane and condensate for both export and local consumption.

ENDS

For further information:

Steve Sandler, Kvaerner E&C Australia: Tel: +61 3 9272 3444 or Email: steve.sandler@akerkvaerner.com

Geir Arne Drangeid, Group Communications, Aker Kvaerner ASA: Tel: +47 91 31 04 58 or Email: geir.arne.drangeid@akerkvaerner.com

www.akerkvaerner.com

Aker Kvaerner is a leading global provider of engineering and construction services, technology products and integrated solutions. Group activities span a number of industries, including Oil and Gas upstream and downstream, Process, Pharmaceuticals, Metals, Power, Chemical Pulping, Environmental and Shipbuilding. Aker Kvaerner is a multi-local group of businesses with nearly US$6 billion of annual revenues and around 34,000 employees in more than 30 countries.

The E&C business area of Aker Kvaerner specialises in the provision of process technology, design, engineering, project management, procurement and construction to a number of industrial sectors on a world-wide basis: petroleum and petrochemicals, chemicals and polymers, pharmaceuticals and biotechnology, power, water, nuclear, minerals, mining and metals. With an annual turnover of US$1.6 billion, the E&C business employs more than 8,000 people operating worldwide. It offers the complete range of services that are necessary to realise global projects from conception to start-up. These services include a portfolio of advanced process technologies, a full range of engineering studies (including bankable feasibility and environmental studies), total project management, engineering and design, procurement, construction, commissioning and maintenance services.

Aker Kvaerner E&C Australia is a leading process engineering entity, providing industrial clients throughout the process, chemicals, power, non-ferrous metals, iron ore and steel industries with design and project management services and innovative technology solutions.

United Group is a diversified services company specialising in industrial maintenance, facilities management, commercial property management services, manufacturing, fabrication and construction. United Group has 4,600 employees, facilities in 25 locations and 60 site operations throughout Australia, New Zealand, UK and Southeast Asia. It partners with customers to deliver solutions in the following sectors: power supply and distribution; water and waste management processes; mining and mineral processing; oil, gas and LNG; telecommunications; commercial buildings; property management; heavy haulage railway and commuter transport equipment.

Disclaimer

Group Press Release

Financing arrangement for Masa-Yards

21 May 2003

Aker Kvaerner has entered into an agreement with the financing company Finnvera, that will allow the Group to secure stand-alone export financing for its Finnish shipbuilding company Kvaerner Masa-Yards. With this financing solution for the Finnish yards, the Aker Kvaerner group will be able to redirect a substantial part of its financial resources to develop the other parts of the Group.

According to the agreement Kvaerner Masa-Yards and its future shipbuilding projects will be granted guarantees and bonding lines by Finnvera at commercial terms sufficient to meet the needs of foreseeable business volume of Kvaerner Masa-Yards during the coming years. Kvaerner Masa-Yards will of course continue to seek financing from other sources. The agreement expires at the end of 2010.

"Historically the Shipbuilding activities of Aker Kvaerner have required a disproportionate share of the group's financial capacity. The agreement with Finnvera will allow Aker Kvaerner to redirect a substantial part of its financial resources to further strengthen our other core businesses. Within 12 to 18 months we expect to be able to reallocate in the range of EUR 250-300 million, half of which is already in the group cash pool," said Helge Lund, Group President and CEO of Aker Kvaerner. EUR 300 million represents in excess of NOK 50 per Aker Kvaerner share.

"The additional financial flexibility puts us in a position where we can cancel out the three-year debt that expires at the end of 2004," he said. Aker Kvaerner will retain its ownership in Kvaerner Masa-Yards. The group will continue to have above EUR 200 million in equity in the Finnish shipbuilders, an investment that is expected to generate reasonable rate of return going forward.

Kvaerner Masa-Yards ranks as a leading cruise ship builder of the world, with a remarkable track record and recognition both with regard to the quality of the design and concepts, project execution capabilities and safety. The agreement with Finnvera will provide a fully competitive financial framework for Kvaerner Masa-Yards going forward.

"Employees and management of Kvaerner Masa-Yards have achieved significant operational improvements at the yards in Helsinki and Turku. The yards are cost effective and quality driven, and have produced very positive results in the past few years," said Mr Lund.

Jorma Eloranta, President and CEO of Kvaerner Masa-Yards added: "The overall market situation is difficult, but we are working hard to win new work. I am confident that we will continue to be an even stronger core player in the Finnish shipbuilding cluster going forward."

END

For more information:

Media: Senior Vice President, Group Communications, Aker Kvaerner, Geir Arne Drangeid, +47 91 31 04 58

Investors: Vice President, Investor Relations, Aker Kvaerner, Tore Langballe, +47 90 77 78

41

More information:

Aker Kvaerner is a leading global provider of engineering and construction services, technology products and integrated solutions. Group activities span a number of industries, including Oil and Gas upstream and downstream, Process, Pharmaceuticals, Metals, Power, Chemical Pulping, Environmental and Shipbuilding. Aker Kvaerner is a multi-local group of businesses with nearly USD 6 billion of annual revenues and around 33 000 employees in more than 30 countries.

Disclaimer

Group Press Release

New ticker for Aker Kvaerner: AKVR, and the reverse split effective from Monday 19 May 2003

16 May 2003

16 May 2003 will be the last day the share is quoted with a par value of 1 NOK. 19 May 2003 is the first day the share will be traded with a par value of 20 NOK.

From Monday 19 May, the new ticker at the Oslo Stock Exchange of Aker Kvaerner will be AKVR (Reuters AKVR.OL, Bloomberg AKVR NO). After the transaction, the company's share capital will be NOK 894,133,920, distributed on 44,706,696 shares with a par value of NOK 20. The change in ticker for Aker Kvaerner reflects the company's new legal name - Aker Kværner ASA - approved by the shareholders meeting 6 May 2003.

For further information:

Tore Langballe, Vice President, Aker Kvaerner, Group Communications. Tel: +47 67 51 31 06. Email: tore.langballe@akerkvaerner.com

www.akerkvaerner.com

Group Press Release

Improvement actions bring good results

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12 May 2003

In the first quarter 2003, order reserves increased and operating profits before goodwill and pension amortisation remained at a healthy NOK 210 million. This was in line with previous quarters, despite a 20 per cent decline in revenues, a clear sign that last year's improvement programme is taking hold.

The first quarter marked an important change. While the order reserve declined in the four previous quarters, the backlog at the end of March increased to NOK 36.5 billion, up from NOK 34.6 billion three months earlier.

The order intake was NOK 10.5 billion in the first quarter, with several important orders being booked. For both Oil & Gas (O&G) and Engineering & Construc□tion (E&C), order intake in the first quarter alone equalled that of the second half of last year.

Several significant contracts have been awarded in the second quarter. In April and May so far, contracts and letters of intent amounting to around NOK 7 billion have been announced by the Group. Meanwhile, some parts of the Group need new orders, particularly the shipyards.

All business areas delivered profits in the first quarter 2003. Earnings before interest, tax and amortisation (goodwill and pension) (EBITA) were NOK 210 million in the first three months this year, mainly from O&G and Shipbuilding. E&C reported a NOK 35 million profit, still marginal but higher than in any quarter last year. The first quarter profit included a gain of approximately NOK 60 million from sale of properties in Aberdeen.

Amortisation, including that related to the UK pension plan, amounted to NOK 166 million and net financial items were negative NOK 82 million. Loss before tax was NOK 38 million, down from previous quarters but in line with earlier outlook statements.

Working capital increased as planned by NOK 1.5 billion in the first quarter, mainly within Shipbuilding. Correspondingly, cash and short-term interest-bearing receivables were reduced to NOK 3.7 billion and net interest-bearing debt was NOK 740 million. The equity ratio remained at 27.5 per cent.

As indicated previously, profits will remain relatively weak in the first half of the year, due to weak markets and correspondingly low order intake in 2002. Profits will increase in the two last quarters of 2003 when the new orders take effect.

ENDS

Contacts: Media: Geir Arne Drangeid, Senior Vice President, Group Communications, Aker Kværner ASA: +47 67 51 30 36 Investor Relations: Tore Langballe, Vice President, Group Communications, Aker Kværner ASA: +47 67 51 31 06

Further information The following supplementary information is available on both Aker Kvaerner's home page www.akerkvaerner.com and on the Oslo Stock Exchange www.oslobors.no

figures

Presentation material used in today's analyst meeting (available from 10 a.m Norwegian time)

Web-cast of Helge Lund's presentation will also be available on the company's home page (available from 10 a.m Norwegian time).

A conference call is being held today at 16:00 hrs central European time. The dial-in number is +44 (0) 207 162 0183, password "Aker Kvaerner".

Disclaimer

Group Press Release

Reverse split of Aker Kvaerner's shares

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12 May 2003

As reported on 6 May 2003, the Annual General Meeting (AGM) of Aker Kvaerner decided to carry out a reverse split of the shares at a ratio of 20 to 1. The Board of Directors has now decided the timing and procedures for the implementation of the split according to the given mandate from the AGM. 16 May 2003 will be the last day the share is quoted with a par value of 1 NOK. 19 May 2003 is the first day the share will be traded with a par value of 20 NOK.

Shareholdings that are not divisible by 20 will be rounded up to the nearest full share after the amalgamation since it is not possible to receive fractions of a share. The company has agreed with its major shareholder that Aker Maritime ASA will, free of charge, hand over the necessary number of shares, in order to allow for this rounding up. The transaction is excepted to be concluded by the end of the same week. The individual shareholder will not have to take action in this process. For holder of ADR's, separate procedures apply which will be communicated by JPMorgan Chase Bank separately.

After the transaction, the company's share capital will be 894,133,920, distributed on 44,706,696 shares with a par value of NOK 20.

Group Press Release

Major subsea break-through in Africa

08 May 2003

Operator TotalFinaElf E&P Angola has awarded Aker Kvaerner an order to proceed for delivery of the subsea oil production system for the Dalia project in Block 17 offshore Angola. Worth in excess of NOK 2 billion (USD 300 million), the scope covers engineering, procurement and fabrication of all required subsea production equipment.

Aker Kvaerner's subsidiary Kvaerner Oilfield Products (KOP) is specialising in advanced subsea systems and will deliver 67 christmas trees and wellheads systems, nine manifolds, two work-over systems and all related connection systems. The deliveries will be based on various call-offs, starting with a 42 trees base case and various options.

The contract also includes assistance to the operator during installation, maintenance and life of field support. This scope is not included in the contract value given above.

The Dalia field is located in water depths of between 1,200 and 1,500 meters, 135 kilometres offshore Angola. Aker Kvaerner announced the pre-engineering contract for the project in September 2002. Installation of the first subsea equipment is scheduled for the end of 2004. The field is planned to come on stream during the second half of 2006.

The project will be managed from Kvaerner Oilfield Products offices in Oslo, Norway. Significant parts of the project will be handled in Luanda, in the offices of the AK&S joint venture between Aker Kvaerner and the Angolan engineering company Soapro. The manufacturing of the subsea christmas tree components will take place in KOP's factory in Houston, USA. The assembly of the trees will be carried out in Tranby near Oslo.

Controls components manufacturing and assembly are to be carried out in KOP's plant in Aberdeen, UK. As part of the Angolan content, a service and maintenance base will be established in Angola. Furthermore, manufacturing of six manifolds and related seabed support systems will be carried out in the Lobito Sonamet yard, a joint venture between the Angolan national oil company Sonangol and the offshore service company Stolt Offshore. Training of Angolan employees is a vital element of the project.

"Together with our other recent contracts, this award confirms again Aker Kvaerner's position as a leading supplier of advanced subsea systems. The Dalia contract represents Aker Kvaerner's break-through for deliveries in the very demanding market offshore Africa," said Raymond Carlsen, President of KOP.

"We are committed to the success of the project and the development of Angolan involvement based on transfer of technology. Our main aim now is to live up to the expectations of TotalFinaElf and Sonangol, both during the delivery phase and through the whole life of this field," he added.

ENDS

For further information:

Media: Geir Arne Drangeid, Senior Vice President, Aker Kvaerner, Group Communications.

Investor relations: Tore Langballe, Vice President, Aker Kvaerner, Group Communications.
Tel: +47 67 51 31 06. Email: tore.langballe@akerkvaerner.com

www.akerkvaerner.com

NOTES TO EDITORS

Aker Kvaerner is a leading global provider of engineering and construction services, technology products and integrated solutions. Group activities span a number of industries, including Oil and Gas upstream and downstream, Process, Pharmaceuticals, Metals, Power, Chemical Pulping, Environmental and Shipbuilding. Aker Kvaerner is a multi-local group of businesses with nearly USD 6 billion of annual revenues and around 34,000 employees in more than 30 countries.

Disclaimer

Group Press Release

Aker Kvaerners Annual General Meeting was held in Oslo on 6 May 2003

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07 May 2003

The full minutes of the meeting are sent to the Oslo Stock Exchange. As a result of the election to the AGM, the Board of Directors now consists of:

Kjell Inge Røkke, re-elected Reidar Lund, re-elected Yngve Hågensen, re-elected Bjørn Flatgård, not eligible Leif Arne Langøy, new Lone Fønss Schrøder, new Kate Rodin, deputy member

Atle Tranøy, employee representative (not eligible) Eldar Myhre, employee representative (not eligible) Bernt Kilnes, employee representative (not eligible)

The Annual General Meeting decided not to pay dividend for 2002.

The proposed changes to the articles of association were adopted. As a result of this, the company will change its name to Aker Kvaerner ASA. The ticker code will be changed to AKVR.

The Annual General Meeting approved a reverse split (amalgamation) of the ordinary shares in the ratio 20 to 1. The Board of Directors was given authority to decide the timing, and the procedures for the implementation. The Board aims to address this matter at its meeting on 9 May.

The Board of Directors was given authority to increase the share capital, and to buy back the company's own shares, as described in the Notice of Annual General Meeting.

Annual General Meeting Presentation

Presentation by CEO Mr Helge Lund

Presentation by Mr Kjell Inge Røkke

Group Press Release

Aker Kvaerner wins fiberline contract in South Africa

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05 May 2003

Aker Kvaerner's Pulp & Paper business has entered into a contract for the supply and installation of a new fiberline for Mondi Ltd.'s Richards Bay Mill in South Africa. The value of the contract is EUR 65 million, of which approximately 30% will be procured in South Africa.

Kvaerner Pulping is to supply a fiberline, including COMPACT COOKINGTM, a washing system with two pressure diffusers and a 4-stage bleach plant which comprises four COMPACT PRESSTM presses. The fiberline will be rated at 2000 tons/day and includes the oxygen delignification plant supplied previously by Kvaerner Pulping in 2000.

The modernisation will result in material improvements to the environmental performance of the mill. Unit water consumption will be reduced by some 42%, from 55 cubic metres per ton to 32 cubic metres per ton, as a result of the new technology applied in the washing and bleaching stages.

Mondi's new fiberline will be started up in February 2005.

The design, manufacturing of proprietary equipment and project management services will be supplied from Karlstad, Sweden.

For further information, please contact:

Media: Geir Arne Drangeid, Senior Vice President, Group Communications, Tel. +47 913 10 458 Terttu Tuominen, Communications Manager, Kvaerner Pulp & Paper: Tel. +358 20 141 2440 or +358 40 501 1415 **Investor relations:** Tore Langballe, Vice President, Group Communications. Tel: +47 67 51 31 06

More information:

Aker Kvaerner is a leading global provider of engineering and construction services, technology products and integrated solutions. Group activities span a number of industries, including Oil and Gas upstream and downstream, Process, Pharmaceuticals, Metals, Power, Chemical Pulping, Environmental and Shipbuilding. Aker Kvaerner is a multi-local group of businesses with nearly USD 6 billion of annual revenues and around 34 000 employees in more than 30 countries.

Kvaerner Pulping is a leading supplier of complete fiberlines, machines, process systems and service for the chemical pulp industry worldwide. The products are used for continuous cooking, washing, oxygen delignification, bleaching and recausticizing plants.

Group Press Release

Aker Kvaerner wins EUR 100 million contract in China

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30 Apr 2003

Aker Kvaerner's Pulp & Paper business has signed a contract for equipment supply and engineering services for a new greenfield pulp mill in China, worth EUR 100 million.

Kvaerner Pulping is to supply a complete fiberline, including COMPACT COOKINGTM, washing and bleaching, rated at 3000 tons/day. This will be the largest single-line fiberline in the world. The design, manufacturing of proprietary equipment and project management services will be supplied from Karlstad, Sweden.

Aker Kvaerner is working with the client to finalise the schedule and the financing for a RECOXTM recovery boiler rated at 5000 tons dry solids/day, which will also be the largest unit in the world. Kvaerner Power's contract for supply of the boiler will be confirmed at a later stage.

For further information, please contact:

Media: Geir Arne Drangeid, Senior Vice President, Group Communications, Tel: +47 913 10 458

Terttu Tuominen, Communications Manager, Kvaerner Pulp & Paper: +358 (0)20 141 2440 or +358 (0)40 501 1415

Investor relations: Tore Langballe, Vice President, Group Communications. Tel: +47 90 77 78 41

More information:

Aker Kvaerner is a leading global provider of engineering and construction services, technology products and integrated solutions. Group activities span a number of industries, including Oil and Gas upstream and downstream, Process, Pharmaceuticals, Metals, Power, Chemical Pulping, Environmental and Shipbuilding. Aker Kvaerner is a multi-local group of businesses with nearly USD 6 billion of annual revenues and around 33 000 employees in more than 30 countries.

Kvaerner Pulping is a leading supplier of complete fiberlines, machines, process systems and service for the chemical pulp industry worldwide. The products are used for continuous cooking, washing, oxygen delignification, bleaching and recausticizing plants.

Kvaerner Power is the No. 1 chemical recovery equipment supplier in the world with 300 recovery boiler and 300 evaporation unit deliveries. The company is also a pioneer in fluidized bed combustion. Approximately 200 boilers in operation testify to the expertise in fluidized bed technology and in handling demanding fuels.

Group Press Release

GACIC awards Butanediol project to Aker Kvaerner

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30 Apr 2003

Gulf Advanced Chemical Industries Company (GACIC) has confirmed its intent to enter into a contract with Aker Kvaerner to provide engineering, procurement and construction, including commissioning and start-up services, for a 75,000 tonnes per annum Butanediol (BDO) plant in Al Jubail, Kingdom of Saudi Arabia. When the contract is fully realised, Aker Kvaerner expects its involvement in the project to be in the range of USD 140-150 million.

The 300,000 man-hours project will be executed from Aker Kvaerner's Zoetermeer office in The Netherlands, using a combined team from the UK and Zoetermeer offices. The new plant will be based on technologies provided by Davy Process Technology, Huntsman Corporation and UOP.

Aker Kvaerner has signed an early work agreement to start key activities to ensure that the overall schedule is maintained. The full contract is expected to come into force in mid 2003. The project is scheduled to take 33 months from the start of the preliminary work, and plant start-up is expected in the fourth quarter, 2005.

Wim van der Zande, President of AK Process, Aker Kvaerner's European Process business, said: "This award follows on from the successful BDO project, executed for BASF PETRONAS Chemicals, in Kuantuan, Malaysia. This project has provided us with invaluable experience in working on a multi-location basis, with exposure to the quality requirements demanded for such a world-class process facility."

This project is a part of the privately owned petrochemicals' complex being developed in Al Jubail by the Saudi International Petrochemical Company (SIPC). The venture will use Huntsman Corporation's proprietary butane-to-maleic anhydride (MAH) technology to convert n-butane to maleic anhydride. The MAH will then be used as a feedstock for the production of BDO via Davy Process Technology's MAH-to-BDO technology.

BDO is one of the world's fastest growing chemicals used in the production of thermoplastic polyurethanes, elastic fibres, pharmaceuticals, solvents, plant protection, coatings and electronic chemicals.

ENDS

For further information:

Aker Kvaerner Group, Oslo, Norway Geir Arne Drangeid, Senior Vice President Group Communication, Kværner ASA Tel: +47 913 10 458 Tore Langballe, Vice President Investor Relations, Kværner ASA Tel: +47 6751 3106

or

Vanessa Mourant, Aker Kvaerner, London, UK: Tel : +44 (0)20 7339 1064 Samantha Voorvelt, Aker Kvaerner, Zoetermeer, The Netherlands: Tel: +31 79 3688688

NOTES TO EDITORS

Aker Kvaerner is a leading global provider of engineering and construction services, technology products and integrated solutions. Group activities span a number of industries, including Oil and gas upstream and downstream, Process, Pharmaceuticals, Metals, Power, Chemical Pulping, Environmental and Shipbuilding. Aker Kvaerner is a multi-local group of businesses with nearly USD 6 billion of annual revenues and around 33 000 employees in more than 30 countries.

www.akerkvaerner.com

Group Press Release

Maintenance contract for Norsk Hydro worth NOK 900 million

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29 Apr 2003

Norsk Hydro has announced that they will award Aker Kvaerner a frame agreement for maintenance and modification of six of their platforms in the North Sea. The agreement runs for three years and the contract value is approximately NOK 300 million p.a. The agreement may be extended for additional six years.

The platforms included in the agreement are Troll B and Troll C, Oseberg Øst, Oseberg C, Brage and Grane. The work is estimated to approximately 500,000 hours per year.

The contract will be managed from Aker Offshore Partner's division at Sandsli close to Bergen in Norway under the new offshore agreement with Norsk Hydro, but also other Aker Kvaerner companies will be involved. The agreement will take effect as of 1 July 2003.

In addition to the frame agreement covering the six above mentioned platforms, Norsk Hydro will also award Aker Kvaerner a tender agreement which gives the Group the possibility to tender for major modification contracts on all of Norsk Hydro's installations on the Norwegian shelf.

ENDS

For further information:

Media Geir Arne Drangeid, Senior Vice President Corporate Communications, Aker Kvaerner. Tlf: +47 913 10 458

Investor Relations Tore Langballe, Vice President, Aker Kvaerner. Tlf: +47 67 51 31 06

www.akerkvaerner.com

Group Press Release

Southern California Public Power Authority awards Aker Kvaerner USD 121 million contract for Magnolia Power Project

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29 Apr 2003

Southern California Public Power Authority (SCPPA) has awarded Aker Kvaerner a USD 121 million contract for the Magnolia Power Project, a 250 megawatt, natural gas-fueled, combined cycle power plant in Burbank, California. The scope of work includes engineering, procurement, and construction (EPC)

This award follows the completion of USD 645,000 of preliminary engineering tasks in 2002. SCPPA has now completed the state licensing process and received financing, allowing full release of the project.

"Magnolia Power Project participants are very pleased to begin work with Aker Kvaerner staff to produce a reliable and highly efficient electricity resource for the Southern California cities of Anaheim, Burbank, Cerritos, Colton, Glendale and Pasadena," said Ron Davis, project director. "Aker Kvaerner's proven integral design and construction management abilities will help ensure that the Magnolia Power Project is available for energy delivery in time for the 2005 peak summer electrical use period."

Davis added, "Aker Kvaerner's highly respected power plant experience and construction expertise were key factors in our contractor selection process."

ENDS

For further information, please contact:

Aker Kvaerner Group, Oslo, Norway Geir Arne Drangeid, Senior Vice President Group Communication, Kværner ASA Tel: +47 913 10 458 Tore Langballe, Vice President Investor Relations, Kværner ASA Tel: +47 6751 3106

or

San Ramon, CA Jason Cohen Tel: +1 (925) 244 6064, email: jason.cohen@akerkvaerner.com

www.akerkvaerner.com

NOTES TO EDITORS

Aker Kvaerner is a leading global provider of engineering and construction services, technology products and integrated solutions. Group activities span a number of industries, including Oil and Gas upstream and downstream, Process, Pharmaceuticals, Metals, Power, Chemical Pulping, Environmental and Shipbuilding. Aker Kvaerner is a multi-local group of businesses with nearly USD 6 billion of annual revenues and around 33,000 employees in more than 30 countries.

Disclaimer

Group Press Release

Eval Europe and Aker Kvaerner agree on second EVOH project

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14 Apr 2003

Aker Kvaerner has entered into an agreement with Eval Europe N.V., a wholly owned subsidiary of Kuraray Co. Ltd., Japan to construct an EUR 80 million EVAL™ Line 2 Polymers Plant in Belgium. EVAL™ Resins is the brand name of a copolymer of vinyl alcohol and ethylene (EVOH), developed by Kuraray.

The new grass roots facility will also be used for the production of EVOH copolymer resins, which have the most superior gas, particularly oxygen, barrier property of conventional resins. Aker Kvaerner's project scope includes basic engineering, project management, detailed engineering, procurement and construction for the complete facilities, including utilities, warehouse and packaging facilities.

Aker Kvaerner will be working with Kuraray Engineering Corporation on an integrated basis during the whole execution of the project. The project will be executed primarily from E&C Europe's Zoetermeer office. The project is due for completion in the third quarter 2004.

The second line will be built adjacent to the first line, which was also engineered and constructed on the same site by Aker Kvaerner and completed in 1999. The fast track project was completed ahead of schedule by three weeks.

ENDS

For further information:

Media: Torbjørn S. Andersen, Vice President Group Communications, Aker Kvaerner, Tel: +47 92 88 55 42

Vanessa Mourant, Aker Kvaerner, London, Tel : +44 (0)20 7339 1064 Mobile: +44 (0)7771 806566, Email: vanessa.mourant@akerkvaerner.com

Samantha Voorvelt, Aker Kvaerner, The Netherlands, Tel: +31 79 3688688, Email: samantha.voorvelt@akerkvaerner.com

Investor relations: Tore Langballe, Vice President, Aker Kvaerner, Group Communications. Tel: +47 90 77 78 41. Email: tore.langballe@akerkvaerner.com

www.akerkvaerner.com

NOTES TO EDITORS

Aker Kvaerner is a leading global provider of engineering and construction services, technology products and integrated solutions. Group activities span a number of industries, including Oil and Gas upstream and downstream, Process, Pharmaceuticals, Metals, Power, Chemical Pulping, Environmental and Shipbuilding. Aker Kvaerner is a multi-local group of businesses with nearly USD 6 billion of annual revenues and around 34,000 employees in more than 30 countries.

Disclaimer

Group Press Release

Aker Kvaerner wins Baytown Cogeneration power plant contract with ExxonMobil

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02 Apr 2003

Aker Kvaerner has been awarded a lump sum detailed engineering, procurement and construction (EPC) contract from ExxonMobil for the 160 MW natural gas-fired turbine generator and heat recovery steam boiler in Baytown, Texas.

The contract will be executed by Kvaerner Industrial Constructors (KIC) a division of Aker Kvaerner in Houston, Texas. Detailed design and major procurement items will begin immediately and construction in mid-summer 2003. Mechanical completion is scheduled for late 2004.

Jon Erik Reinhardsen, Executive Group Vice-President of Aker Kvaerner stated, "We are very excited to have received this contract with ExxonMobil and look forward to our collaborative efforts with them."

For further information

Media: Geir Arne Drangeid, Senior Vice President, Aker Kvaerner, Group Comms. Tel: +47 913 10 458. Email: geirarne.drangeid@akerkvaerner.com

Investor relations: Tore Langballe, Vice President, Aker Kvaerner, Group Comms. Tel: +47 67 51 31 06. Email: tore.langballe@akerkvaerner.com

Aker Kvaerner is a leading global provider of engineering and construction services, technology products and integrated solutions. Group activities span a number of industries, including Oil and gas upstream and downstream, Process, Pharmaceuticals, Metals, Power, Chemical, Pulping, Environmental technologies and Shipbuilding. Aker Kvaerner is a multi-local group of businesses with nearly USD 6 billion of annual revenues and around 33 000 employees in more than 30 countries.

Group Press Release

Cash contribution agreed for UK pensions

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25 Mar 2003

Aker Kvaerner has reached agreement with the Board of Trustees for the UK pension fund with regard to cash contributions to be paid in 2004-2006. The active members in the plan will pay a part of this. Aker Kvaerner's cash contribution is only GBP 11 million per year.

"We are pleased that we have reached an early agreement with the Pension Fund, removing uncertainty with regard to our future annual cash contribution to the plan. This gives us a predictable platform on which we can further develop the operational performance of the Group," commented Helge Lund, President & CEO of Aker Kvaerner.

During the last year and in light of the falling stock markets, Aker Kvaerner has placed extra effort in the management of its UK pension assets, to the mutual benefit of the Group and the members of the pension plan.

"With this agreement, our annual cash contribution is on a normal level for our operations in the UK. Contribution to the UK Pension Fund represents around one per cent of the total salaries, wages and social securities costs in the Group," commented Mr Lund.

The Pension Fund's decision to approve the agreement is based on thorough assessments of the minimal funding required by law and recommendations from its actuary.

For further information, please contact:

Media: Geir Arne Drangeid, Senior Vice President, Group Communications, Tel: +47 913 10 458

Investor relations: Tore Langballe, Vice President, Group Communications. Tel: +47 6751 3106

Group Press Release

Contract for new Ekofisk platform

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24 Mar 2003

Operator ConocoPhillips Norge has awarded Aker Kvaerner a letter of intent for building the new Ekofisk 2/4-M platform in the Norwegian sector of the North Sea. Worth some NOK 1.75 billion, this contract covers both engineering and construction. It will employ more than 1 000 people at peak.

Aker Kvaerner is to deliver topsides and jacket for the process and wellhead platform, as well as a long bridge with tripod which connects to the existing Ekofisk installations. The group has again proved competitive for the turnkey delivery of a platform, and several subsidiaries will contribute in the execution.

Jacket and tripod are to be fabricated by the Aker Verdal yard near Trondheim, with engineering carried out at Aker Kvaerner Technology in Oslo. The Kvaerner Egersund yard south of Stavanger is due to build the topside and bridge. Topside engineering and procurement will be handled by Aker Offshore Partner in Stavanger.

Jacket, tripod and bridge are scheduled for delivery in 2004, with the topside due to be installed in 2005. Engineering will start at once, with a gradual build-up for fabrication work. The new contract will employ a peak of 700 people at Kvaerner Egersund, and roughly 300 at Aker Verdal.

Aker Kvaerner has specialised each of its yards to enhance the efficiency of the various components in a delivery. Its subsidiaries are also organised in a way which means that their combined expertise can be applied to turnkey deliveries and thereby boost competitiveness. The contract for the new Ekofisk platform is regarded as an important confirmation that this commitment yields results.

A model for executing turnkey contracts developed by Aker Kvaerner contributed to major savings on timetable and budget for Norway's Snorre B and Grane platform deliveries. This approach has also attracted attention internationally, and helped the Group to win the contract for Canada's White Rose platform last year.

Further information from:

Media:

Torbjørn S. Andersen, VP Corp. Communications, Aker Kvaerner, Tel: +47 92 88 55 42
Håkon Skogly, President, Kvaerner Egersund, Tel: +47 51 46 92 33 Arnstein Ansnes, President, Aker Verdal, Tel: +47 74 07 47 02

Investor Relations:

Tore Langballe, VP Investor Relations, Aker Kvaerner, Tel: +47 90 77 78 41

Background on the project

Ekofisk 2/4 M is a new process and wellhead platform due to be installed south of the existing

Intended to improve recovery of the reserves in Ekofisk, the new installation will have slots for 30 wells. These are due to be drilled by a chartered rig.

Weights (approximate):

Topside: 6 300 tonnes Bridge: 1 300 tonnes Jacket: 5 000 tonnes Jacket piles: 2 000 tonnes Tripod: 1 200 tonnes Piles for tripod: 800 tonnes

Disclaimer

Group Press Release

New future for Rosenberg outside Aker Kvaerner

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21 Mar 2003

Aker Kvaerner has decided to reorganise the historic Kvaerner Rosenberg yard in Stavanger and refocus its operations towards new markets. It will be important for a new Rosenberg to have different owners. Aker Kvaerner will contribute to this process, and aims to dispose of its ownership within three years.

Chief Executive Officer, Helge Lund in Aker Kvaerner briefed the Rosenberg workforce about the decision at a staff meeting this morning. The yard currently has 720 employees. The decision has been taken on the basis of detailed assessments of market prospects and after a close dialogue with union officials.

- Our emphasis has been finding a solution which provides the best possible answer to the need of the workforce and the local community for time to restructure, says Mr Lund. At the same time, this solution gives Aker Kvaerner as a group an opportunity to dispose of its ownership without major costs.

Refocusing Rosenberg towards new types of work has already been under way for some time. The yard has recently won several such alternative contracts, and demonstrated that it is competitive and attractive. Modifications to and maintenance of drilling rigs and other vessel types are examples of such work. Another is upgrading and maintenance on the Njord B storage tanker, due at the yard in May.

- Rosenberg is an efficient fabricator with good customer relations and an impressive reference list, Mr Lund observes. The challenge is that its traditional market has become too small.

Kvaerner Rosenberg will complete two major offshore deliveries in April – the utility and living quarters module for the Grane platform and the gas injection module for Oseberg C. In addition, the yard will prepare the Grane installation for production start by October and deliver a module for Sleipner Vest in February 2004. Once these projects have been completed, Rosenberg will have no traditional new fabrication assignments for the offshore market.

- Now that the yard is going to focus on other markets, Aker Kvaerner will no longer be an appropriate owner, says Mr Lund. We accordingly see the end of Kvaerner Rosenberg and the start of a new Rosenberg.

Implementation of the decision, including necessary capacity adjustments to the yard's new market, will begin immediately. Union officials will continue to play a key role in the future process.

Further information from:

Media Astor Nyborg, CEO, Kvaerner Rosenberg. Tel: +47 51 85 21 60 Geir Arne Drangeid, SVP Corporate Communications, Aker Kvaerner. Tel: +47 91 31 04 58

Investor Relations Tore Langballe, VP Investor Relations, Aker Kvaerner. Tel: +47 67 51 31

06

Disclaimer

Group Press Release

Aker Kvaerner wins contract for Spence Project in Chile

20 Mar 2003

RioChilex S.A. has confirmed its intent to enter into a contract with Aker Kvaerner to supply various engineering and construction management services for the Spence Project in Chile. Rio Chilex S.A. is a wholly owned subsidiary of BHP Billiton and holds 100 per cent interest in the Spence Project. If fully realized, this contract will be worth USD 50 million to Aker Kvaerner.

The Spence Project is a copper ore deposit located in Chile's Region II, approximately 65 km south-west of the city of Calama in northern Chile. The project includes an open pit mine, crushing, conveying, dynamic heap leaching, solvent extraction and electrowinning (SX/EW) facilities that will produce a nominal 200,000 tons per year of high quality cathode copper. The infrastructure development will include highway relocation, maintenance facilities, a water pipeline and offices.

Initial work will involve a revision of the existing feasibility study including several trade-off studies with the intent to incorporate and advance technical developments from other recent successfully completed SX/EW projects, including the BHP Billiton owned Tintaya Oxide Project, also executed by Aker Kvaerner in Peru. This will be followed with basic engineering and commencement of detailed engineering prior to formal BHP Billiton approval.

Peter Bond, President of Aker Kvaerner's global Metals business, said, "I am pleased that BHP Billiton has recognized that Aker Kvaerner has the technological capabilities, project management systems, and most importantly, the experienced personnel required to successfully complete a project of this size."

The work will be executed from Aker Kvaerner's offices in Santiago, Chile.

For further information:

Media:

Lola Kolbach, Aker Kvaerner, Santiago, Chile: Tel: +562 336 3520 or Email: lola.kolbach@akerkvaerner.com

Investor Relations:

Tore Langballe, Vice President IR, Aker Kvaerner. Tel: +47 67 51 3106

Note to editors:

Aker Kvaerner is a leading global provider of engineering and construction services, technology products and integrated solutions. Group activities span a number of industries, including Oil and Gas upstream and downstream, Process, Pharmaceuticals, Metals, Power, Chemical Pulping, Environmental and Shipbuilding. Aker Kvaerner is a multi-local group of businesses with nearly USD 6 billion of annual revenues and around 33 000 employees in more than 30 countries

Disclaimer

Group Press Release

Polypropylene project settlement

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18 Mar 2003

Last year Aker Kvaerner completed its work on a new polypropylene plant in New Jersey, USA. Following successful start-up, Aker Kvaerner and the plant owner have now reached mutual agreement resolving outstanding contractual and financial issues between the parties.

The settlement has no impact on Aker Kvaerner's profit & loss statement.

For further information

Investor relations: Tore Langballe, vice president, Corporate Communications. Tel: +47 6751 3106

Group Press Release

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Maintenance contract on Snorre

18 Mar 2003

Statoil has contracted Aker Kvaerner for maintenance of the Snorre B and Snorre TLP platforms. The contract runs in principle for four years, starting on 1 July 2003. The work is worth around NOK 100 million a year to Aker Kvaerner, or NOK 400 million in total.

The Snorre commission is a frame agreement for the maintenance and modification of both platforms on the field. Aker Offshore Partner will have the main responsibility for the work to be performed, and will be supported by other units in the group. On average about 150 personnel will be involved in the work.

The assignment was an option on the contract that Statoil awarded Aker Kvaerner in 2002 for the maintenance and modification of all its platforms in the so-called Tampen area of the Norwegian continental shelf. It has not previously been included in the group's order reserve.

With options the 2002 frame agreement can be extended to 2011. The new Snorre assignment can be extended for a corresponding period.

Norsk Hydro was operator of the two Snorre platforms until Statoil took over on 1 January last. Aker Offshore Partner has also carried out maintenance for Hydro, and preparations are being made to take out efficiency gains when there is continuity in the maintenance work.

For further information, please contact:

Torbjørn S Andersen Tore Sjursen

Vice Pres, Group Communications President

Aker Kvaerner Aker Offshore Partner

Tel: +47 2294 5390 Tel: +47 5189 7939

Mobile: +47 928 85 542

www.akerkvaerner.com

NOTES TO EDITORS

Aker Kvaerner is a leading global provider of engineering and construction services, technology products and integrated solutions. Group activities span a number of industries, including Oil and Gas upstream and downstream, Process, Pharmaceuticals, Metals, Power, Chemical Pulping, Environmental technologies and Shipbuilding. Aker Kvaerner is a multi-local group of businesses with nearly USD 6 billion of annual revenues and around 33,000 employees in more than 30 countries.

Group Press Release

Aker Kvaerner wins Ormen Lange work

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12 Mar 2003

Norsk Hydro has confirmed that it intends to award Aker Kvaerner the contract for front-end engineering, detail engineering, procurement and project management support for the Ormen Lange onshore gas processing plant in Norway. The contract is worth about NOK 950 million.

"The Ormen Lange contract is important for Aker Kvaerner and for the Norwegian contracting industry. We are grateful to Norsk Hydro for their trust, and are keen to prove that, with our wide-ranging international expertise and by means of close cooperation with the customer, we can deliver internationally competitive projects in Norway," says Helge Lund, Aker Kvaerner's president and chief executive officer.

On the Ormen Lange project Aker Kvaerner will combine its global broad experience in the design and construction of onshore process facilities with its concept and project execution competence in its Norwegian engineering business. The project will make use of the group's own model for the execution of large projects. This execution model is also being used on Hydro's successful Grane project – a development which according to Hydro will come in NOK 1 billion below budget.

"Together with Norsk Hydro we will spend the next 11 months optimising the solution for the onshore process facility for Ormen Lange," says Øystein Haukvik, Aker Kvaerner's project manager. The plant will be built on the mid Norwegian coast, at Nyhamna in the Aukra local authority in Møre og Romsdal county.

Front-end engineering starts straight away. As well as preparing the whole framework for the construction contracts for the onshore plant, Aker Kvaerner will be responsible for the procurement of equipment and materials, and will assist Hydro with onshore project management. The Ormen Lange work will continue until the plant is ready for production in October 2007. The whole work-scope is estimated at 1.2 million hours, or approximately 700 work-years.

The Ormen Lange gas field lies about 120 kilometres north-west of Kristiansund. It is to be developed with subsea production facilities in 800-1 000 metres' water depth, combined with an onshore process and export plant in the Aukra local authority. In addition to these facilities, the Ormen Lange development also involves the most extensive gas export system to be built so far on the Norwegian continental shelf.

Total investments are estimated at about NOK 55 billion. The field has an expected production life of between 30 and 40 years, and peak production will run at around 20 billion cubic metres a year. This corresponds to 20 per cent of Norway's expected gas production in 2010.

For further information, please contact:

Geir Arne Drangeid, Senior Vice President, Group Communications, Aker Kvaerner. Tel: +47 913 10 458

Disclaimer

Group Press Release

2002: Best results in five years, transformation on schedule

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03 Mar 2003

Despite difficult markets Aker Kvaerner delivered its best result for five years in 2002. The normalised operating profit before amortisation was NOK 1 015 million. The annual accounts included a series of positive and negative non-recurring items. These balanced each other out : the profit before tax amounted to NOK 1 067 million. The profit after tax was equivalent to N(1.09 per share.

In the course of 2002 Aker Kvaerner strengthened its position significantly in many areas. The Grou equity capital was increased through issues and the combination with Aker Maritime companies. In parallel the loan agreements were renegotiated. At the end of 2002 the sum of cash reserves and sho: term interest bearing receivables had risen to NOK 4 924 million. The Group's debt situation had be transformed into a net interest-bearing receivable of NOK 613 million. The equity ratio was 27.6 pe cent.

From an industrial perspective the merger with the Aker Maritime companies represented the most significant event. In its wake Aker Kvaerner has a more complete offering for its customers in the oi and gas sector, and a presence in the world's most important offshore areas. In shipbuilding Aker Kvaerner and Aker Yards initiated a wide-ranging operational co-operation which has given good results in the form of both savings and new contracts.

Throughout the Group measures to achieve increased efficiency and reduced costs have been given high priority. This makes it possible for the Group to adjust rapidly, when market conditions change During 2002 the number of employees in the Group was reduced by about 2 700 to 32 863. This wa: due partly to improved efficiency and partly to lower activity levels.

Although some business units have slim order books, the order situation for the Group as a whole is satisfactory in the light of the uncertainty, which has affected Aker Kvaerner's markets. During 200: the order intake was NOK 42.1 billion and the order reserve at the end of the year was NOK 34.6 billion, compared with NOK 36.6 billion a year earlier.

Aker Kvaerner does not expect any further significant deterioration of its main markets. The Group : financially and structurally well prepared for continued uncertainty, and will be well positioned whe the market rebounds.

In the first half of 2003 the group's overall quarterly results will be weaker than in the preceding quarters. The Oil and Gas business area will continue to deliver good results, while the profits in shipbuilding will be weaker as a result of lower activity levels in Finland. Engineering & Constructi and Pulp & Paper will still return weak profits due to the low order intake in recent quarters.

ENDS

Contacts: Media: Geir Arne Drangeid, Senior Vice President, Group Communications: +47 6751 3(
IR: Tore Langballe, Vice President, Group Communications: +47 6751 3106

Further information The following supplementary information is available on both Aker Kvaerner

Detailed tables with key figures for fourth quarter 2002 as well as full year 2002. These tables are al available below if you read this press release as **pdf-version**.

A preliminary version of the full Board of Directors report for 2002

Presentation material used in today's analyst meeting (available from 10 a.m Norwegian time)

A conference call is being held today at 16:00 hrs central European time. Please see www.akerkvaerner.com for details.

Group's financial highlights

(All figures in NOK million, except where stated)	Quarter					Year	
	4Q01	1Q02	2Q02	3Q02	4Q02	2001	200
Operating revenues	11 970	10 236	11 818	10 118	11 471	45 011	43 6
Operating costs	-12 543	-10 076	-11 824	-9 944	-11 372	-45 766	-43 21
Ordinary EBITA[1]	**-301**	**233**	**261**	**254**	**267**	**-2 668**	**1 01**
Special items/gains	288	0	106	-5	23	-2 082	1
EBIT	**-345**	**160**	**100**	**169**	**122**	**-2 837**	**5**
Net financial items	-535	-62	318	26	234	-2 124	51
Profit/loss before tax	-880	98	418	195	356	-4 961	1 0
Tax	0	-27	-59	-40	-64	0	-1
Ordinary net profit/loss	-880	71	359	155	292	-4 961	8
Profit/loss per share (NOK)[2]	**-8.24**	**0.12**	**0.40**	**0.17**	**0.33**	**-46.43**	**1.**
Fixed assets[3]	10 782	14 470	13 519	13 322	13 156		
Current assets[3]	17 790	21 004	20 222	20 201	17 527		
Total assets[3]	28 572	35 474	33 741	33 523	30 683		
Equity[3]	2 001	8 141	8 299	8 434	8 472		
Equity ratio (%)[3]	**7.0%**	**22.9%**	**24.6%**	**25.2%**	**27.6%**		
Long-term liabilities[3]	11 095	11 308	10 299	10 121	9 708		
Current liabilities[3]	15 476	16 025	15 143	14 968	12 503		
Net int-bearing liab (-)/receivables (+)[3]	-6 307	-940	-570	-166	613		
Order intake	7 647	16 335	10 204	4 472	11 096		
Order reserve[3]	**36 584**	**47 495**	**43 268**	**37 983**	**34 580**		
Number of employees	33 739	41 733	42 763	40 846	37 171		

[1] adjusted for special items [2] Profit/loss per share and diluted profit/loss share are the same
[3] At end of period

Oil & Gas key figures

	Quarter					Year	
(All amounts in NOK million except where stated)	4Q01	1Q02	2Q02	3Q02	4Q02	2001	2002
Operating revenues	3 752	3 842	5 400	5 059	5 803	13 521	20 10
EBITA[1]	**39**	**98**	**161**	**206**	**182**	**403**	**64**
EBIT before special items	33	76	110	154	126	379	46
Special items/gains	68	0	106	0	-80	68	2
EBIT	**101**	**76**	**216**	**154**	**46**	**447**	**49**
Order intake	2 674	12 074	7 173	2 022	4 057	13 721	25 32
Order reserve[2]	9 858	23 675	24 712	21 993	19 644	9 858	19 64
Number of employees[2]	9 438	16 163	17 129	16 701	16 755	9 438	16 75
EBITA[1] - Divisions	4Q01	1Q02	2Q02	3Q02	4Q02	2001	2002
Field development North Sea	-6	53	63	91	48	107	25
Field Development International	8	1	5	-30	-8	21	-3
MMO[3] Norway	-3	19	-2	18	25	-3	6
MMO[3] UK and International	4	3	13	12	28	4	5
Products and Technology	81	86	106	104	108	274	40
Asia Pacific	0	-3	-20	23	3	-3	[illegible]

[1] Ordinært resultat før renter, skatt og amortisering. [2] Ved utgangen av perioden.
[3] MMO = Modification, Maintenance and Operation (Drift, Modifikasjon og vedlikehold).

Engineering & Construction key figures

	Quarters					Year	
(All amounts in NOK million except where stated)	4Q01	1Q02	2Q02	3Q02	4Q02	2001	200
Operating revenues	3 911	3 145	2 837	2 428	2 127	14 676	10 53
EBITA[1]	**-269**	**62**	**-59**	**9**	**13**	**-686**	**2**
Special operating items	0	-21	-187	0	-84	0	-29
EBIT before special items	-290	23	-264	-8	-87	-776	-33
Special items/gains	165	0	0	-5	-199	165	-20
EBIT	**-125**	**23**	**-264**	**-13**	**-286**	**-611**	**-54**
Order intake	3 097	2 367	1 849	2 139	1 306	14 870	7 66
Order reserve[2]	9 577	8 535	6 434	6 340	5 208	9 577	5 20
Number of employees[2]	6 875	6 611	6 724	6 539	6 014	6 875	6 01
EBITA[1] – Selected Divisions	4Q01	1Q02	2Q02	3Q02	4Q02	2001	200
Metals	-182	-27	-72	-5	9	-434	-9
Process	-151	35	-20	-20	8	-323	[illegible]
Union Construction	45	30	22	13	12	109	7
Non Union Construction	3	1	-3	16	15	-59	2

[1] Ordinary trading profit/loss before interest, tax and amortisation [2] At end of period

Pulp & Paper key figures

	Quarters					Year	
(All amounts in NOK million except where stated)	4Q01	1Q02	2Q02	3Q02	4Q02	2001	200
Operating revenues	1 431	797	824	792	999	4 867	3 41
EBITA[1]	**-5**	**-44**	**-20**	**-26**	**-7**	**-48**	**-9**
EBIT before special items	-20	-55	-31	-36	-18	-100	-14
Special items/gains	12	0	0	0	-48	-88	-4
EBIT	**-8**	**-55**	**-31**	**-36**	**-66**	**-188**	**-18**
Order intake	705	1 537	856	350	391	3 416	3 13
Order reserve[2]	1 882	2 617	2 508	1 897	1 443	1 882	1 44
Number of employees[2]	2 210	2 184	2 168	2 122	2 173	2 210	2 17
EBITA[1] - Divisions	4Q01	1Q02	2Q02	3Q02	4Q02	2001	200
Power	-2	-37	-29	-22	-17	5	-10
Fiberline	11	15	15	21	6	66	5
Chemetics	-19	-16	-6	-14	-7	-108	-4

[1] *Ordinary profit/loss before interest, tax and amortisation* [2] *At end of period*

Shipbuilding key figures

	Quarters					Year	
(All amounts in NOK million except where stated)	4Q01	1Q02	2Q02	3Q02	4Q02	2001	200
Operating revenues	2 772	2 411	2 652	1 790	2 606	11 611	9 45
EBITA[1]	**-7**	**137**	**186**	**95**	**112**	**85**	**53**
EBIT before special items	-7	137	186	95	112	85	53
Special items/gains	0	0	0	0	495	0	49
EBIT	**-7**	**137**	**186**	**95**	**607**	**85**	**1 02**
Order intake	1 182	126	149	11	5 458	2 731	5 74
Order reserve[2]	14 792	11 924	8 913	7 101	7 749	14 792	7 74
Number of employees[2]	6 706	6 634	6 823	6 599	5 326	6 706	5 32
EBITA[1] - Divisions	4Q01	1Q02	2Q02	3Q02	4Q02	2001	200
Kvaerner Masa-Yards	154	138	198	165	128	357	62
Kvaerner Warnow	-80	21	7	-15	-7	-47	6
Kvaerner Philadelphia	-82	-22	-19	-55	-6	-225	-10

[1] *Ordinary profit/loss before interest, tax and amortisation* [2] *At end of period.*

Disclai

Group Press Release

Aker Kvaerner supplies Energy-from-Waste boiler plant to Borås in Sweden

07 Feb 2003

Aker Kvaerner's Pulp & Paper business has received an order from Borås Energi AB, Sweden, for a Energy-from-Waste boiler plant. Aker Kvaerner's contract represents more than 35 million euros of Borås Energi's total investment of approx. 45 million euros.

Aker Kvaerner's Power Division is to supply two ACZ™ (Advanced Combustion Zone) power boilers featuring bubbling fluidized bed technology. The boiler capacity is 20 MW each and the delivery includes the boilers and auxiliary systems such as fuel storage and fuel feeding systems, ash handling equipment and flue gas cleaning system.

The boilers, fired with household and industrial waste, recycled wood and biofuels, will produce superheated steam for generating electricity and district heat. The boilers are designed for optimum efficiency, minimum emissions and high availability.

The ash handling system of the boiler plant is designed to meet the future EU requirements of various types of ash. The flue gas cleaning system is based on modern, environmentally friendly technology. The entire plant is designed to handle several types of waste streams. Modern combustion technology minimizes and ensures, in combination with effective and efficient ash handling and dry flue gas cleaning, a cost-effective and environmentally friendly plant that meets the environmental requirements of the EU and the national legislation.

The project will be executed by Aker Kvaerner's Power Division. The Division is responsible for the design, engineering, manufacturing, erection, commissioning and training. The plant will start-up in the early part of 2005.

For further information, please contact:

Terttu Tuominen, Communications Manager, Kvaerner Pulp & Paper: +358 (0)20 141 2440 or +358 (0)40 501 1415

More information:

Aker Kvaerner is a leading global provider of engineering and construction services, technology products and integrated solutions. Group activities span a number of industries, including Oil and Gas upstream and downstream, Process, Pharmaceuticals, Metals, Power, Chemical Pulping, Environmental and Shipbuilding. Aker Kvaerner is a multi-local group of businesses with nearly USD 6 billion of annual revenues and around 34 000 employees in more than 30 countries.

The Power Division is a pioneer in fluidized bed combustion. Approximately 200 boilers in operation testify to the expertise in fluidized bed technology and in handling demanding fuels. The division is the No. 1 chemical recovery equipment supplier in the world with 300 recovery boiler and 300 evaporation unit deliveries.

Group Press Release

German yard combination concluded

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04 Feb 2003

The combination of the two German shipyards Aker MTW and Kvaerner Warnow has been formally concluded, in accordance with an agreement announced on 23 October 2002.

Aker Kvaerner (Oslo Stock Exchange: KVI) owns 40 per cent in the combined shipyards. Approval from Aker Kvaerner's lenders was obtained at the end of last year.

For further information please contact

Media: Geir Arne Drangeid, Senior Vice President, Group Communications. Tel: +47 913 10 458

Investor Relations: Tore Langballe, Vice President, Group Communications. Tel: +47 6751 3106

Group Press Release

Kjelstad appointed new head of Aker Kvaerner Yards

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04 Feb 2003

The Board of Aker Kvaerner Yards has appointed Karl Erik Kjelstad as the Company's President and Chief Executive Officer. Kjelstad has occupied these posts in an acting capacity since 16 January 2002 when the previous incumbent, Leif-Arne Langøy, left to become president and CEO of Aker RGI.

Kjelstad (36) graduated as an engineer specialising in marine subjects from the Norwegian Institute of Technology (now the Norwegian University of Science and Technology) in 1992. In the last 11 years he has held a number of leading positions in the maritime industry – with Aker Yards since 1998 and Aker Kvaerner Yards since the company was established in February 2002.

Aker Kvaerner Yards is a management company owned 50/50 by Aker Kvaerner and Aker RGI Holding AS. It functions as the group management for the 16 yards variously owned by Aker Kvaerner and Aker RGI.

The yards have a combined workforce of 16 500 employees and revenues of around NOK 20 billion. They are highly specialised, with a range of deliveries, which includes cruiseships, containerships, ro-ro vessels and offshore service vessels, as well as traditional and fast ferries.

Aker Kvaerner Yards also acts as the management for the shipbuilding activities of Aker Kvaerner (Oslo Stock Exchange: KVI). The wholly owned Aker Kvaerner yards in the group are Kvaerner Masa-Yards in Finland and Kvaerner Philadelphia in the USA. Aker Kvaerner also owns 40 per cent of two German yards, Aker MTW and Kvaerner Warnow.

For further information please contact

Media: Geir Arne Drangeid, Senior Vice President, Group Communications. Tel: +47 913 10 458

Investor Relations: Tore Langballe, Vice President, Group Communications. Tel: +47 6751 3106

Group Press Release

A further NOK 250 million in capital released following sales and sale-leaseback agreements

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30 Jan 2003

Aker Kvaerner has sold its Chinese Kvaerner Hangfa operation, Kvaerner Fecne in Romania and entered into a sale-leaseback agreement for property in Aberdeen, UK. The three agreements result in a combined NOK 250 million release of capital in the first quarter of 2003. The transactions' effects on profits are marginally positive.

The sale-leaseback agreement with Kenmore Property Group, a UK based property investor, covers all office buildings and workshops in the Kvaerner Village. The parties have agreed long-term leases, and Aker Kvaerner companies in Aberdeen will continue to operate out of the Village.

The Romanian company SC Nuclearmontaj SA, member of the Tender Group-Romania has acquired Aker Kvaerner's 51 per cent stake in Kvaerner Fecne, a company that specialises in delivery of pressure vessels, high pressure heat exchangers and welded structures for the energy and shipbuilding industries.

The American industrial group General Electric has acquired Kvaerner Hangfa in China. Kvaerner Hangfa was originally taken over by Kvaerner in 1996. The company has since acquired a significant share in the Chinese hydropower market. The transaction with General Electric is an all-shares sales agreement.

In parallel, General Electric has entered into a three-year strategic alliance agreement with Aker Kvaerner's IMGB operation in Romania. IMGB is an integrated steel melting, forging, casting and machinery facility that manufactures large components for the energy, marine, steel and cement industries. According to the agreement, General Electric will source a significant share of the IMGB production.

For further information

Tore Langballe, Vice-President, Group Communications. Tel: +47 6751 3106

Aker Kvaerner is a leading global provider of engineering and construction services, technology products and integrated solutions. Group activities span a number of industries, including Oil and gas upstream and downstream, Process, Pharmaceuticals, Metals, Power, Chemical Pulping, Environmental and Shipbuilding. Aker Kvaerner is a multi-local group of businesses with nearly USD 6 billion of annual revenues and around 34 000 employees in more than 30 countries. The

Kvaerner Hangfa and Kvaerner Fecne and Kvaerner IMGB are part of the Other Business segment in the consolidated Group accounts.

Group Press Release

Rosenberg property sold to property company

14 Jan 2003

The Kværner Rosenberg offshore yard is in the final stages of concentrating its activities on Buøy Island in Stavanger in parts of its original area. In this context agreement has been reached with local interests to take over the property as a whole, and an agreement is expected to be signed in the course of today. Final confirmation of the agreement will be made in May.

With these changes Kværner Rosenberg, which is owned by Aker Kvaerner (Oslo Stock Exchange: KVI), has laid the foundation for further specialisation as a compact yard and efficient building site for different kinds of offshore structure. The concentration of activities in a smaller area also opens the way to new operations on the areas thus freed up.

Under the agreement the whole of Aker Kvaerner's property on Buøy will be transferred to a local property company. The owners of the company will be Westco AS, Brødrene Risa AS, A R Inkoronator AS and Kværner ASA, the parent company of the Aker Kvaerner Group. Aker Kvaerner will own 30 per cent of the property company. Stavanger local council has the option of participating in the company with up to 10 per cent.

The site of the compact yard will be leased to Kværner Rosenberg. The corresponding office premises will also be leased to Aker Kvaerner's various activities which will use these premises as before. The property company is taking over an area of around 420 000 square metres of which Aker Kvaerner will use around 340 000.

The agreement values the properties at around NOK 350 million. The transaction will give Aker Kvaerner a positive cash flow of around NOK 190 million. The property transfer will not have a significant effect on the company's results.

In accordance with the existing agreement Aker Kvaerner will be responsible for an environmentally acceptable clean-up of the area. A close inspection of the relevant sites will be undertaken before the agreement is confirmed.

For further information please contact:

Media

Geir Arne Drangeid, Vice President, Corporate Communications, Aker Kvaerner. Tel: +47 913 10 458

Investor Relations

Tore Langballe, Vice President, Aker Kvaerner. Tel: +47 67 51 31 06.

Group Press Release

Thai Copper Industries contract confirmed

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02 Jan 2003

Aker Kvaerner has received confirmation that Thai Copper Industries has successfully completed financing of its Copper Smelter project in Thailand. A USD 115 million contract for Aker Kvaerner to participate in the project is thereby effective and booked to the Group's order reserve.

Construction of the Copper Smelter was suspended in 1998 as a result of the Thai economic crisis. At the time of the suspension the overall project was approaching 70 per cent complete. Under the new agreement, the project will be completed in 2004.

See also Aker Kvaerner press release dated 1 October 2002.

For further information **Geir Arne Drangeid,** Senior Vice President, Aker Kvaerner, Group Comms. Tel: +47 913 10 458. Email: geirarne.drangeid@akerkvaerner.com

Aker Kvaerner *is a leading global provider of engineering and construction services, technology products and integrated solutions. Group activities span a number of industries, including Oil and gas upstream and downstream, Process, Pharmaceuticals, Metals, Power, Chemical Pulping, Environmental and Shipbuilding. Aker Kvaerner is a multi-local group of businesses with nearly USD 6 billion of annual revenues and around 34 000 employees in more than 30 countries.*

Group Press Release

Cancellation clause waived for USD 190 million shipbuilding contract

02 Jan 2003

The US shipowner Matson Navigation Company Inc has waived a cancellation clause in the USD 190 million contract with Kvaerner Philadelphia Shipyards Inc for delivery of two container vessels. The contract was signed in May 2002, but it has not been recognised as a firm order and included in Aker Kvaerner's order reserve before.

The two diesel-powered vessels, with a capacity for 2,600 containers (twenty-foot equivalent units) each, will cost approximately US$110 million per ship, including owner's costs, and will be deployed in Matson's Hawaii service when construction is completed in 2003 and 2004, respectively.

For further information **Geir Arne Drangeid,** Senior Vice President, Aker Kvaerner, Group Comms. Tel: +47 913 10 458. Email: geirarne.drangeid@akerkvaerner.com

Aker Kvaerner *is a leading global provider of engineering and construction services, technology products and integrated solutions. Group activities span a number of industries, including Oil and gas upstream and downstream, Process, Pharmaceuticals, Metals, Power, Chemical Pulping, Environmental and Shipbuilding. Aker Kvaerner is a multi-local group of businesses with nearly USD 6 billion of annual revenues and around 34 000 employees in more than 30 countries.*

Group Press Releases

Page number: **1** of **1** (63 records)

[*17 Dec 2002*]
Tønne resigns from board

[*16 Dec 2002*]
Kvaerner Masa-Yards signs EUR 300-million cruise ferry deal

[*10 Dec 2002*]
Contract from BP for subsea technology

[*25 Nov 2002*]
Aker Kvaerner adjusts group structure

[*18 Nov 2002*]
Aker MTW Werft secures six container vessels for Aker Kvaerner Yards in Germany

[*12 Nov 2002*]
Kvaerner Warnow secures contracts for four container vessels

[*06 Nov 2002*]
On track – despite weak markets

[*31 Oct 2002*]
Contract for inspection of Statoil's platforms

[*23 Oct 2002*]
Joint ownership for German yards

[*23 Oct 2002*]
Maritime Hydraulics wins contract

[*08 Oct 2002*]
Color Line confirms intention to take delivery of new cruise ferry for 2004 Christmas season

[*04 Oct 2002*]
Aker Kvaerner's Pension liabilities

[*01 Oct 2002*]
Kvaerner industrial Group adopts Aker Kvaerner as new brand

[*20 Sep 2002*]
Kvaerner awarded contract for Magnolia Power Project in the U.S.

[*19 Sep 2002*]
Kvaerner secures HIsmelt project for Rio Tinto in Australia

[*02 Sep 2002*]

Subsea contract for the Dalia field

[28 Aug 2002]
Aker Kvaerner and its partners win ONS 2002 "Innovation Award"

[21 Aug 2002]
Kvaerner Group interim results: positive trend continues

[20 Aug 2002]
Kvaerner Process Systems secures contract in Brazil

[20 Aug 2002]
Kvaerner wins EUR 45 million Pulp & Paper contracts

[12 Jul 2002]
Kvaerner Masa-Yards sign letter of intent

[26 Jun 2002]
Aker Kvaerner to supply advanced drilling package for the Caspian Sea

[17 Jun 2002]
Sea Launch Delivers PanAmSat's Galaxy IIIC to Orbit

[13 Jun 2002]
Kvaerner appoints Group Treasurer and VP IR

[07 Jun 2002]
Aker Kvaerner secures US$45 million contract from BP for North Sea platform

[07 Jun 2002]
Kvaerner Warnow: container vessel delivered

[05 Jun 2002]
Kvaerner secures EUR 30 million pulp and paper contracts

[31 May 2002]
Kvaerner resolves CalEnergy dispute and other issues

[29 May 2002]
Matson signs contract with Kvaerner for two new containerships

[28 May 2002]
Norske Shell, Aker Kvaerner and Statkraft declare partnership: determined to commercialise new fuel cell technology

[22 May 2002]
Kvaerner secures US$20 million extension to facilities/ maintenance contract for Woodside in Australia

[17 May 2002]
Kvaerner's Annual General Meeting

[15 May 2002]

Kvaerner announces first quarter results – driving change to improve operations

[14 May 2002]
New director proposed for Kværner ASA Board

[10 May 2002]
Kvaerner: members of committee of inquiry appointed

[08 May 2002]
Kvaerner's oil and gas activities strengthened; regional hubs established in Houston and Singapore

[29 Apr 2002]
Kvaerner secures NOK300 million contract to commission Grane offshore platform

[25 Apr 2002]
Kvaerner secures Operation & Maintenance contracts in Vietnam and Australia – *together worth up to US$40 million*

[02 Apr 2002]
Aker Kvaerner joint venture awarded main contract for White Rose platform, offshore Canada

[25 Mar 2002]
Kvaerner secures US$11 million deepwater project from BP

[21 Mar 2002]
Aker Kvaerner secures contract in excess of £10 million from Shell for North Sea platform

[19 Mar 2002]
Demand for public investigation of Kvaerner is withdrawn

[14 Mar 2002]
Kvaerner awarded expansion project for Teijin Twaron in The Netherlands

[11 Mar 2002]
Solid starting position for Aker Kvaerner

[05 Mar 2002]
Upgrading Oseberg C

[28 Feb 2002]
EU court rules in favour of Kvaerner

[27 Feb 2002]
Kvaerner 2001 results – comment on the fourth quarter

[22 Feb 2002]
Kvaerner awarded a US$20 million contract by Ripasa for a new continuous cooking plant in Brazil

[08 Feb 2002]
Kvaerner wins EUR50 million Pulp & Paper contract in Chile

[*08 Feb 2002*]
Kvaerner's Public Rights Offering

[*07 Feb 2002*]
Kvaerner secures Letter of Intent worth US$110 million for Kristin subsea project

[*04 Feb 2002*]
Kvaerner and Aker join forces in shipbuilding

[*25 Jan 2002*]
EU Court to give judgement in late February on penalty paid by Kvaerner for alleged over-production at German shipyard

[*24 Jan 2002*]
Kvaerner invests in new production capacity for umbilicals

[*21 Jan 2002*]
Kvaerner reaches preliminary agreement with Canyon Ranch to build two luxury cruise ships, worth EUR 450 million

[*21 Jan 2002*]
Kvaerner writes-off project costs held on balance sheet

[*15 Jan 2002*]
Major shareholders of Kvaerner

[*11 Jan 2002*]
Kvaerner announces new Group structure and management team

[*10 Jan 2002*]
New Kvaerner CEO resigns from Board position

[*09 Jan 2002*]
Kvaerner – public Rights Offering

[*08 Jan 2002*]
Restructuring of Kvaerner debt completed

[*07 Jan 2002*]
Restructuring of Kvaerner debt

[*03 Jan 2002*]
Creditors agree to Kvaerner's refinancing

▶ Norwegian

Group Press Release

Tønne resigns from board

17 Dec 2002

Tore Tønne yesterday evening informed Aker Kvaerner that he wished to resign his seat on the Group's Board with immediate effect. Aker Kvaerner has accepted Tønne's request.

Tønne based his decision on media coverage of the fact that he received a loan from Aker RGI. He stressed that external advisers, including Aker Kvaerner's legal advisers, concluded that the loan, which has now been paid off, did not disqualify him from sitting on the board. Nevertheless he wished to resign from his Board position so that this should not represent a problem for Aker Kvaerner in the future.

Tønne was elected as deputy chairman of Aker Kvaerner's board at the company's extraordinary general meeting in November 2001. He played a central role in the work of restoring confidence in the Group following the financial crisis, which it went through in autumn last year.

In choosing now to resign his seat on the Board, Tønne confirms once more that he puts Aker Kvaerner's interests before his own.

Geir Arne Drangeid, Vice President, Corporate Communications, Aker Kvaerner.

Tel: 00 47 913 10 458

Disclaimer

Group Press Release

Kvaerner Masa-Yards signs EUR 300-million cruise ferry deal

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16 Dec 2002

Kvaerner Masa Yards, the Finnish shipbuilder, today announced that it has signed a contract with Color Line AS, the largest ferry operator in Norway, for the construction of a 74,600 gross tonne cruise ferry. The 2,800-passenger cruise ferry, the largest in the world, is valued at about EUR 300 million. The vessel will be built at Kvaerner Masa-Yards Turku shipyard for delivery in December 2004. The contract also includes an option of a sistership

Commenting on todays announcement, Jorma Eloranta, President and CEO of Kvaerner Masa-Yards said: "Following a period of exceptionally low market activity worldwide, resulting in decreasing orderbooks, this contract is very important for Kvaerner Masa-Yards, our employees, sub-contractors and other partners. We are very pleased about the order and welcome Color Line back to our Turku yard. It is already 15 years since we handed over your cruise ferry Kronprins Harald."

This contract will secure work at the yard for about 1 200 man-years, and about the same number for outside sub-contractors and still more for suppliers of material and components. The contract immediately affects the workload at the yard's design departments and, from late spring 2003, also the production departments.

Intended to start sailing between Kiel and Oslo for the Christmas season 2004, this new ship will set new standards in ferry design, confirming Color Line's position as one of the leading European cruise ferry operators.

Synergies within the Aker Kvaerner Yards group of shipyards have been an important factor in order to secure this contract in today's challenging shipbuilding market.

For more information, please contact:

Jorma Eloranta, President and CEO, Kvaerner Masa-Yards Tel: +358 9 194 2201

Seppo Lauttamäki, Senior Vice President, Kvaerner Masa-Yards Tel: +358 2 266 7001

Henrik Segercrantz, Corporate Communications Manager Tel: +358 9 194 2409

www.masa-yards.fi (see "news" "photographs" for artists impressions of the cruise ferry)

Aker Kvaerner is a leading global provider of engineering and construction services, technology products and integrated solutions. Group activities span a number of industries, including Oil and gas upstream and downstream, Process, Pharmaceuticals, Metals, Power, Chemical Pulping, Environmental and Shipbuilding. Aker Kvaerner is a multi-local group of businesses with nearly USD 6 billion of annual revenues and around 34 000 employees in more than 30 countries.

Kvaerner Masa-Yards Inc. operates two highly modern newbuilding yards, in Turku and

Oy, a separate company under Kvaerner Masa-Yards Inc., specialises in the manufacture of ready-to-install modular cabins and bathrooms, on two locations in Finland. Kvaerner Masa-Yards also offers marine related design and engineering services, at its marine engineering units located in Finland, USA and Canada. Kvaerner Masa-Yards Inc. has annual revenues of some EUR one billion, and an own staff of some 4,500. Kvaerner Masa-Yards Inc. is owned by Aker Kvaerner and is a member of the Aker Kvaerner Yards group of shipyards.

Group Press Release

Contract from BP for subsea technology

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10 Dec 2002

BP Exploration Operating Company Limited has issued a Letter of Intent to Aker Kvaerner covering a frame agreement for the supply of steel tube subsea umilicals for the UK North Sea

The contract will further strengthen Aker Kvaerner's leading position in the growing market for advanced subsea technology.

Kvaerner Oilfield Products, the Aker Kvaerner group's subsidiary specialising in advanced subsea technology, will provide project management, engineering and manufacturing of steel tube umbilicals. The steel tube umbilicals will be manufactured at Kvaerner Oilfield Products' purpose-built facility in Moss, Norway.

The agreement has a duration of three years with an optional extension of an additional two years.

END

For further information, please contact:

Raymond Carlsen, President, Kvaerner Oilfield Products, Tel.: +1 713 683 2869

Torbjørn S. Andersen, Vice President, Communications, Aker Kvaerner, Tel.: +47 22 94 53 90
Cell: +47 92 88 55 42

Aker Kvaerner is a leading global provider of engineering and construction services, technology products and integrated solutions. Group activities span a number of industries, including Oil and gas upstream and downstream, Process, Pharmaceuticals, Metals, Power, Chemical Pulping, Environmental and Shipbuilding. Aker Kvaerner is a multi-local group of businesses with nearly USD 6 billion of annual revenues and around 34 000 employees in more than 30 countries.

Aker Kvaerner delivers services, products and technology to oil and gas operators world wide. The capabilities cover all phases of a field development, from front-end engineering through field development to operation and finally decommissioning when the field is depleted. The specialised subsidiaries deliver engineering, fabrication, high technology products and complete solutions.

Group Press Release

Aker Kvaerner adjusts group structure

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25 Nov 2002

Aker Kvaerner will implement changes to the Group's operating structure with effect from 1 January 2003. With the new and more streamlined structure, the Group reduces staff and management layers. It reinforces its hands-on management of projects, customer relations and business streams, and creates a more flexible organisation fit for the current economic climate.

In the new structure, the operations will be divided into the following six Business Areas: Field Development Europe – Maintenance, modifications and operations (MMO) Europe – Oil, Gas & Process International – Subsea and Oilfield Products – E&C Americas – E&C Europe.

The Fiberline and Power units of today's Pulp & Paper business area will be brought into the E&C Europe business, while Chemetics and regional activities in Australia will report to E&C Americas. Asia Pacific regional activities will be included in Oil, Gas & Process International. Aker Kvaerner's shipbuilding activities will continue to be managed by the Aker Kvaerner Yards management company.

The new operating structure will lead to adjustments in the Group management. Jon Erik Reinhardsen, currently head of the Oil & Gas business in Houston will be appointed Group Executive Vice President (Group EVP). Together with Group President and CEO Helge Lund, Group EVP and CFO Trond Westlie and Group EVP and Chief of Staff Finn Berg-Jacobsen, Mr Reinhardsen will form the Group Executive Team (see chart). Three of the six new business areas will be managed out of Houston.

Keith Henry and Sverre Skogen, presently heads of the E&C and Oil & Gas business areas will continue to work closely with the Group CEO and management in senior advisory roles for a period of time. Athol Trickett currently head of the Pulp & Paper business area will continue to head the Power and Fiberline divisions, reporting to the EVP for E&C Europe.

"After having regained our strength and flexibility through a comprehensive financial and industrial restructuring, and completed the merger with Aker Maritime Oil & Gas, this is a next logical step in the transformation of Aker Kvaerner," Helge Lund, Group President and CEO commented."

"We will further concentrate our efforts on improving our existing businesses. We believe we have a particular strength within project execution, technology products and integrated solutions. The new organisation will facilitate sharing of best practice and ensure a more flexible utilisation of our resources."

"Ultimately this will lead to a more efficient Group with less organisational levels from top management to the projects and operating units. We will be better located to service our global customer base, and respond even quicker to our customer's requirements. Gradually we will also position ourselves to be more active in the strategic reshaping of our business", Mr Lund added.

The new operating structure and members of the management team will be presented at the planned Capital Markets Day in Oslo on 10 December 2002. Please find the invitation to this

meeting on our web www.akerkvaerner.com later this week. Further details are also available in a presentation on the web.

The Aker Kvaerner Group has more than 34 000 own employees in more than 30 countries. The Group is a leading provider of project execution services, technology products and integrated solutions to a number of industries. Its customers are mainly within the following sectors: Oil & gas, process, pharmaceutical, metals, power, chemical pulping, environmental and shipowners.

ENDS

For further information Geir Arne Drangeid, SVP Group Comms, Aker Kvaerner: Tel +47 6751 3036 or Mobile +47 9131 0458

Group Press Release

Aker MTW Werft secures six container vessels for Aker Kvaerner Yards in Germany

18 Nov 2002

Aker MTW Werft (AMTW) in Wismar has secured contracts to build an additional six container vessels of its MTW 2500 vessel design for Islamic Republic of Iran Shipping Lines (IRISL), the Teheran based shipowner. The total contract value is about USD 205 million. Two of the vessels will be built by Kvaerner Warnow Werft (KWW) in Rostock-Warnemünde.

The synergies within the Aker Kvaerner Yards companies contributed strongly to the success of the two German yards on this bid. The four vessels that will be built by AMTW will be delivered between end of 2003 and mid-2004 while KWW will deliver two vessels in the second quarter of 2004. By combining the resources of the AMTW and KWW yards, the two German yards are able to complete this series of six container vessels by mid-2004. Each of the yards would not be able to meet such a tight schedule separately.

Both under management of Aker Kvaerner Yards, AMTW and KWW have operated under a joint interim management team since the end of September. As previously reported and with effect from the end of 2002, the two yards will be combined into one company with yard sites in both Wismar and Rostock-Warnemünde. Aker Yards will own 60 per cent of the combined business, while Aker Kvaerner will own the remaining 40 per cent. The joint production of the vessels will be a further step in the process to integrate the two yard sites and to adjust and optimise the working processes.

The MTW 2500 vessels are 207.4 m long and 29.8 m wide, with a dead weight of 33,900 tonnes. Each has a total container stowage capacity of 2,478 TEU with 200 reefer sockets. With a main engine output of 21,560 kilowatts, the vessels have a service speed of 22.3 kn in design draught of 10.1 m.

Aker MTW Werft and Kvaerner Warnow Werft with a total of 2,491 employees and 163 apprentices (AMTW: 1,330 + 88; KWW: 1,161 + 75 - as of November 1, 2002) now have a joint order reserve of one cruise vessel (AIDAaura) and 18 container vessels with last delivery in the middle of 2004.

ENDS

For further information:

Senior Vice President, Corp. Communications, Geir Arne Drangeid, +47 91 31 04 58

Group Press Release

Kvaerner Warnow secures contracts for four container vessels

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12 Nov 2002

Kvaerner Warnow Werft (KWW) in Rostock-Warnemünde (Germany) has secured contracts to build an additional four container vessels of its Warnow CV 2500 series vessel design for delivery in 2003 and 2004.

The vessels will be delivered to and operated by the major German shipowner Hamburg Süd under long-term charters. The total contract value is about USD 130 million. The vessels are due for delivery in the second half of 2003 (yard number 032-034) and in the first quarter of 2004 (yard number 035) respectively.

The Warnow CV 2500 vessels are 208.3 m long and 29.8 m wide, with a dead weight of 33,700 tonnes. Each has a total container stowage capacity of 2,532 TEU with 481 reefer sockets. With a main engine output of 20,930 kilowatts, the vessels have a speed of 22 kn in design draught of 10.1 m.

Kvaerner Warnow Werft with 1,161 employees and 75 apprentices (as of 1 November 2002) has now an order reserve of seven container vessels of the type Warnow CV 2500 with last delivery in 2004.

ENDS

For further information:

MediaGeir Arne Drangeid, SVP Group comms, Aker Kvaerner: +47 913 10 458 or;

Matthias Trott, Comms Manager, Kvaerner Warnow Werft: +49 381 510 1102 or +49 175 29 15 259 or matthias.trott@kvaerner.com

Investor relations

Tore Langballe, VP Investor Relations, Aker Kvaerner: +47 6751 1306

Disclaimer

Group Press Release

On track – despite weak markets

06 Nov 2002

Despite continued slow markets, ordinary earnings before interest, tax and amortisation for the Aker Kvaerner Group was NOK 254 million in the third quarter. The financial position was further strengthened. Net interest-bearing liabilities were reduced to NOK 166 million while cash and short-term interest-bearing receivables rose to NOK 4.6 billion.

Ordinary trading earnings before interest, tax and amortisation (EBITA) for the first nine months this year were NOK 748 million compared with losses of NOK 57 million in the same period last year.

In the third quarter, operating profits (EBIT) were NOK 169 million and year to date totalled NOK 429 million, after special charges and sales gains that amounted to a loss of NOK 107 million year to date. Correspondingly, the Group reported an operating loss of NOK 2.5 billion in the first nine months last year after recognising NOK 2.3 billion in exceptional charges.

Net financial items for the first three quarters amounted to NOK 282 million, taking profit before tax to NOK 711 million. Net profit after tax for the first nine months this year was NOK 585 million or NOK 0.75 per share.

Business areas

Operations continued to improve in the Oil & Gas business area in the third quarter. EBITA totalled NOK 206 million in the quarter and NOK 465 million in the first nine months. In the third quarter the EBITA margin was 4.1 per cent. All divisions improved compared to last year, except Field Development International, which suffered from low utilisation of engineering staff in Houston.

The Shipbuilding business area reported NOK 95 million in EBITA in the third quarter, adding up to NOK 418 million for the first nine months. As expected, profits declined significantly in the third quarter due to reduced workload and utilisation at the yards as one container vessels, one cruise ship and one yacht hotel were delivered in the period.

The Engineering & Construction (E&C) business area reported a marginal profit in the third quarter. Ordinary trading EBITA was NOK 9 million in the third quarter and NOK 12 million for the first nine months. As re-ported before, special non-recurring charges had a considerable impact on profits in the business area in the second quarter.

The US polypropylene project that has caused significant losses to E&C historically is now complete, and Aker Kvaerner staff has demobilised from the site. Negotiations with the customer concerning final settlement have begun.

EBITA in the Pulp & Paper business area was NOK -26 million in the third quarter and NOK -90 million for the first nine months. The Fiberline division increased its profit in the quarter, while the Chemetics and Power divisions continued to suffer from low activity and weak project performance.

Net interest-bearing liabilities at the end of September were NOK 166 million, significantly down from NOK 570 three months earlier and NOK 6.3 billion at the end of last year. The equity ratio was 25.2 per cent at the end of September this year compared with 7.0 per cent nine months earlier. At the end of September cash and bank deposits amounted to NOK 4.4 billion, up from NOK 3.8 billion three months earlier.

Order intake

In the third quarter, the Group order intake was NOK 6.8 billion, and the order reserve at the end of September was NOK 38.0 billion, compared with NOK 43.3 billion three months earlier. The order reserve declined in all business areas during the third quarter, while E&C reported increased order intake compared to the previous quarter.

Although only a few large new contracts were confirmed in the third quarter, Aker Kvaerner has bid successfully for a number of projects that are pending final confirmation. In the third quarter such potential awards amount to NOK 4 billion. In addition, two container vessels being built under conditional contracts at Kvaerner Philadelphia have not yet been included in the order re-serve.

Outlook

The strong financial foundation established by the Group at the end of last year has been further strengthened through the year. This stronger platform will allow the Group to prevail against the generally weak market conditions that are expected to continue well into next year.

At the same time, the Group will continue to reduce its cost base through capacity adjustments. This will provide a basis for further operational improvements in 2003.

In the fourth quarter this year, the positive trend in the Oil & Gas business area is expected to continue. The E&C and Pulp & Pa-per areas will continue to struggle in difficult markets, while the Shipbuilding business is expected to show a strong decline in profits.

For further information Geir Arne Drangeid, Senior Vice President, Group Communications, Kværner ASA: +47 913 10 458 or geirarne.drangeid@akerkvaerner.com or **Tore Langballe**, Vice President, Investor Relations, Kværner ASA, +47 907 77 841 or tore.langballe@akerkvaerner.com

The quarterly report is available on the Oslo Stock Exchange and www.akerkvaerner.com from approx. 09:00 CET today.

Click here to download the report (pdf-format).

Disclaimer

Group Press Release

Contract for inspection of Statoil's platforms

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31 Oct 2002

Statoil and Aker Kværner have entered into an agreement of intent for the inspection of Statoil's platforms off mid Norway and north Norway. The contract period is three years, with three two-year options. The assignment, including options, has a total value of around NOK 90 million. The new contract is in addition to the frame agreement Aker Kværner already has for all maintenance work on the same installations, and means that the company extends its presence at Statoil's Stjørdal operations centre in mid Norway.

The Aker Kværner group's subsidiary Aker Inspection and Consulting specialises in the inspection of oil and gas installations as a part of the maintenance of such facilities. Under the new agreement Aker Kværner will inspect the condition of the platforms in the Halten and Nordland areas off mid Norway. Statoil's installations in these areas consist of the Norne, Åsgard A, Åsgard B and Heidrun facilities. The contract also has an option for the inspection of the Kristin platform.

In spring this year Aker Kværner also won the NOK 7 billion frame contract for maintenance of Statoil's platforms in the Tampen area off western Norway. The alliance between Aker Kværner and Reinertsen also won the NOK 2.5 billion frame contract for the maintenance of Statoil's platforms in the areas off mid Norway and north Norway.

In recent years maintenance, upgrades and operational support on offshore installations have become an steadily increasing part of Aker Kværner's activities. The group has developed subsidiaries with special expertise in such services, and Aker Inspection and Consulting will now establish itself at Stjørdal alongside Aker Offshore Partner and Aker Elektro.

The scope of the new contract covers inspection and condition monitoring of process equipment, piping systems, valves and pressure vessels, and in the case of the Heidrun platform also the supporting structure above the water line.

For more information, please contact:

Torbjørn S Andersen Tore Langballe Atle Vågstøl

Vice Pres, Corp Comms Investor Relations President

Aker Kværner Aker Kværner Aker Inspection and Consulting

Tel: +47 22 94 53 90 Tel: +47 67 51 31 06 Tel: +47 55 22 48 32

Mob: +47 92 88 55 42

And visit our website at www.akerkvaerner.com

Group Press Release

Joint ownership for German yards

23 Oct 2002

Aker Kvaerner and Aker RGI have entered into an agreement to establish a joint ownership for their wholly owned shipyards in Germany, respectively Kvaerner Warnow Werft and Aker MTW. Among other conditions, the agreement is dependent on approval from Aker Kvaerner's and Aker RGI's lenders. The aim is to implement the new ownership by the end of 2002. Aker Kvaerner will own 40 per cent of the two yards.

In February Aker Kvaerner and Aker RGI began working closely together in shipbuilding. At that time the parties set up a jointly owned management company, Aker Kvaerner Yards, which has since managed the companies' 14 shipyards in Europe, USA and Brazil. Together these yards constitute one of the largest shipyard groupings in the world.

Both Aker RGI and Aker Kvaerner have stated that they share an ambition to combine their shipbuilding activities when the time is right. Now the two Groups take the first step by merging their German shipbuilding activities, in which immediate synergies have been identified.

Since February, the management company Aker Kvaerner Yards and the management at each yard have studied alternative forms of cooperation. A joint leadership team was established earlier this year. Cooperation between the yards will now move one step further through the establishment of a joint ownership, and the German shipyards will further strengthen their competitiveness.

Aker Kvaerner will own 40 per cent in the structure, while Aker RGI will hold the remaining 60 per cent through its subsidiary Aker Yards. The division of ownership has been determined in negotiations between the parties. Aker Kvaerner has obtained 'fairness opinions' from both Orkla Enskilda Securities and DnB Markets, which confirm the valuation of the two yards. The transaction is conditional on a due diligence investigation of the two yards.

From the date of the combination Aker Kvaerner will account for the investment using the equity method (key figures for the two yards are enclosed). The transaction as such has no accounting effects for Aker Kvaerner. All outstanding issues between Aker Kvaerner and the European Commission concerning subsidies will remain with Aker Kvaerner after the merger.

Aker Kvaerner's Chairman of the Board, who controls Aker RGI, has not participated in Aker Kvaerner's handling of the combination of the two yards.

Status US and Finnish yards

Aker Kvaerner Yards plays a central part in the improvement work under way at all Aker Kvaerner's shipyards. Since February the US yard Kvaerner Philadelphia has made considerable progress in its conversion from a marine yard to a commercial shipyard. There has been a positive trend in productivity development and an important agreement has been reached with the trade unions at the yard covering pay and working conditions in the period up to 2006.

In May Kvaerner Philadelphia signed a contract with US shipowner Matson for the delivery of

about USD 80 million of its obligations to the authorities in the region with respect to the expansion of the yard.

In Finland improvement initiatives continue at Kvaerner Masa-Yard's facilities at Helsinki and Turku. The two yards have already improved their operation, with positive results so far this year. At present the yards are engaged in the construction of four cruise-ships. The Norwegian owner Color Line recently confirmed an agreement of intent for a new cruise-ferry order for delivery in 2004. Nevertheless there is a need for further orders.

Key figures

	Aker MTW		Kvaerner Warnow Werft		
	2000	2001	2000	2001	1H02
Revenues (NOK million)	1960	2103	2608	2218	653
Operating result (NOK million)	49	-56	61	-47	28
Order reserve (NOK billion)	6,9	4,6	1,9	1,4	0,8
No. of employees	1600	1550	1350	1186	1179

For further information, contact:

Media: Geir Arne Drangeid, Vice President, Corporate Communications, Aker Kvaerner. Tel: +47 913 10 458

Investor relations: Tore Langballe, Vice President, Investor Relations, Aker Kvaerner. Tel: +47 67 51 31 06

Group Press Release

Maritime Hydraulics wins contract

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23 Oct 2002

The Aker Kvaerner subsidiary, Maritime Hydraulics AS (MH) in Kristiansand, Norway signed a contract with BP for the delivery of another two complete drilling installations for the ACG Phase 2-project in the Caspian Sea. The contract is worth NOK 250-300 million.

The contract was won in international competition. MH has previously signed major contracts with BP such as at the *Valhall* project in the North Sea, the *Thunder Horse* in the Gulf of Mexico and the *ACG* Phase 1-project in the Caspian Sea.

Comprised in the delivery are complete drilling equipment packages for two platforms in the Caspian Sea scheduled for delivery in 2003 and 2004 respectively. In addition to the actual equipment, MH will also be in charge of training and service follow-up in Baku, Azerbaijan. BP's drilling operations in the Caspian Sea will entail long term agreements that are very appealing to MH.

Project implementation and engineering will be carried out in Kristiansand, Norway.

For further information please contact

Press Torbjørn Andersen, telephone + 47 92 88 55 42

Investor Relations Tore Langballe, telephone + 47 90 77 78 41

Group Press Release

Color Line confirms intention to take delivery of new cruise ferry for 2004 Christmas season

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08 Oct 2002

The Norwegian ship owner Color Line AS and Kvaerner Masa-Yards have agreed to extend the validity of their letter of intent signed in July 2002. The signing of the final contract has been delayed because the financing of the vessel is pending the outcome of the Norwegian budget proposal of 3 October 2002. The key outstanding issue is required material changes in the net wage scheme for Norwegian seamen, which are already in effect in other Nordic and European countries.

According to the letter of intent Color Line shall purchase and Kvaerner Masa-Yards shall design, build and deliver one cruise passenger ferry of about 74 500 gross tonnes.

The extended letter of intent is subject to finalisation of the financing, which Color Line is confident will be arranged if Stortinget (the Norwegian Parliament) and the Norwegian Government approve a long-term net wage scheme similar to the system in Sweden or Denmark. The vessel could start operation under Norwegian flag for the Christmas season 2004.

The parties have agreed on the general arrangements and specifications of the vessel. The value of the vessel is about EUR 300 million. The letter of intent includes also a buyer's option to purchase one sister vessel. Color Line and Kvaerner Masa-Yards continue to work on an exclusive basis towards signing the final shipbuilding contract by 16 December 2002.

"We are happy to have concluded this agreement with Kvaerner Masa-Yards for a future oriented and outstanding cruise product on competitive terms," says Mr. Trond Kleivdal, President of Color Line AS.

"We are satisfied with this agreement with Color Line in the difficult market conditions of today and are pleased that Color Line has confirmed its intention to take delivery of this new cruise passenger ferry in 2004," states Mr. Jorma Eloranta, President & CEO of Kvaerner Masa-Yards.

END

For further details:

Kvaerner ASA

Mr Geir Arne Drangeid, Senior Vice-President, Group Communication, +47 913 10 458

Kvaerner Masa-Yards

Mr. Jorma Eloranta, President and CEO, +35840 500 5552

Mr. Martin Landtman, S.V.P., +35840 577 0390

Disclaimer

Group Press Release

Aker Kvaerner's Pension liabilities

04 Oct 2002

It has come to Aker Kvaerner's attention that a news media group is working on an article concerning the Group's pension liabilities. Calculations based upon incorrect assumptions have, in this connection been submitted to us. The editor has been made aware of the situation, and the fact that these kind of estimates could be very misleading. Nevertheless, it is our understanding that the editor still is considering publishing the calculations to its audience. To avoid any unnecessary speculation we would like to repeat the following:

In order to prepare an accurate calculation of a company's pension liabilities, complicated analyses with a number of assumptions are demanded. Aker Kvaerner made an estimate of the pension arrangement's assets and liabilities as at 30 June 2002. The Group's assessments at the turn of the half-year were based on internal analysis and advice from external expertise. The main conclusions were presented to the market in connection with the 2nd Quarter Interim Reporting in August 2002. In these complicated matters it is always possible to redo calculations – or to create a sensational story – by choosing different assumptions to that which the Group's internal expertise and the advisors would do.

According to standard procedures, Aker Kvaerner will undertake a thorough assessment of its pension liabilities in connection with the preparations of the annual accounts for 2002. This assessment will be made in close collaboration with actuaries, internal and external accounting expertise and the auditors according to standard industry practice.

We would like to remind the market that the changes in the pension liabilities are of only limited importance to the Group. As advised at the presentation in August, it is possible that some of the UK subsidiaries may have to increase their future annual contributions to the pension fund, unless the stock market recovers. This change will at the earliest take effect from the end of 2003 or the beginning of 2004. Based on the situation at the end of June 2002, this increase was estimated to be approx. GBP 11-13 million per year.

END

Geir Arne Drangeid, Senior Vice President, Corporate Communications, Aker Kvaerner +47 913 10458

Group Press Release

Kvaerner industrial Group adopts Aker Kvaerner as new brand

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01 Oct 2002

The publicly-listed Kvaerner industrial Group has announced that it today adopts Aker Kvaerner as the common brand for the whole Group and its four business areas – Oil & Gas, Engineering & Construction, Pulp & Paper and Shipbuilding.

"One common brand for the whole Group will strengthen its identity and underline the potential for sharing experience and best practice across Aker Kvaerner," says Helge Lund, Group president and CEO.

"Our four business areas have some important similarities. They all provide project execution capabilities, technology and world–class expertise in highly competitive markets around the world. The key to long-term sustainable and profitable business lies in our commitment to continuously improving the quality of our operations throughout the Group."

The Oil & Gas area has used the Aker Kvaerner brand since March 2002. Its experience has been good, with the brand communicating the combined strengths of two of Norway's most internationally-focused industrial groups to customers and stakeholders.

Aker Kvaerner has annual revenues in excess of USD 6 billion and employs more than 43 000 people in some 30 countries throughout Europe, Africa, Asia and the Americas.

The Group's many subsidiaries and business units will retain their formal legal names, although all will adopt the new Aker Kvaerner brand.

The Group will continue to operate under the ticker KVI at the Oslo Stock Exchange. The Group's shareholders will be invited to change the legal name from Kvaerner ASA to Aker Kvaerner ASA at the General Annual Meeting in May 2003.

ENDS

For further information, please contact:

Geir Arne Drangeid, Senior Vice President, Corporate Communications, Aker Kvaerner +47 913 10458

Group Press Release

Kvaerner awarded contract for Magnolia Power Project in the U.S.

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20 Sep 2002

Kvaerner has been awarded the contract for construction of the planned Magnolia Power Project, a 250 megawatt natural gas-fueled, combined cycle power plant in Burbank, California. Kvaerner E&C in San Ramon, California will perform engineering, procurement, and construction for the project, which is sponsored by the Southern California Public Power Authority.

Kvaerner's work will begin with $300,000 in preliminary engineering tasks and continue with full engineering and construction when the California Energy Commission completes the state licensing process and the project receives financing in early 2003. Work will be performed on site and from Kvaerner's San Ramon, California office, and the value of the total Kvaerner scope is estimated at US$112 million.

"Magnolia Power Project participants are very pleased to begin work with Kvaerner E&C staff to produce a reliable and highly efficient electricity resource for the Southern California cities of Anaheim, Burbank, Cerritos, Colton, Glendale, Pasadena and San Marcos," said Ron Davis, chair of the project's coordinating committee. "Kvaerner E&C's proven integral design and construction management abilities will help ensure that the Magnolia Power Project is available for energy delivery in time for the 2005 peak summer electrical use period."

Davis added, "Kvaerner's highly respected power plant experience and construction expertise were key factors in our contractor selection process."

Kvaerner is currently also constructing a 750 MW power plant in Bakersfield, California. "We are very pleased that the power industry has recognized Kvaerner's position as a leading engineer and construction partner for their power projects in California and elsewhere in the country," said Gary Mandel, head of Kvaerner E&C in the U.S.

ENDS

For further information, please contact:

Kvaerner Group, Oslo, Norway

Geir Arne Drangeid, Senior Vice-President Group Communication, Kvaerner ASA Tel: +47 913 10 458

Tore Langballe, Vice-President Investor Relations, Kvaerner ASA Tel: +47 6751 3106

or

Kvaerner E&C, San Ramon, CA

Jason Cohen Tel: +1 (925) 244 6064, email: jason.cohen@kvaerner.com

Group Press Release

Kvaerner secures HIsmelt project for Rio Tinto in Australia

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19 Sep 2002

Kvaerner E&C in Australia today announced that it has secured, in joint venture with Clough Engineering Limited, the contract for the provision of engineering, procurement, construction and commissioning (EPCM) services for the A$400 million commercial scale HIsmelt Iron Plant located in Kwinana, Western Australia. The value of the EPCM contract from Rio Tinto to the Kvaerner-Clough (66.7%/33.3%) Joint Venture, is A$40 million.

Les Guthrie, Managing Director of Kvaerner's E&C operations in Australia, said: "the project reinforces Kvaerner's capability in delivering total project solutions. Our appointment to the HIsmelt project further strengthens Kvaerner's reputation as Australia's leading process engineering company," he said.

"Kvaerner is proud of its 10 year association with HIsmelt and this award reflects the high standard of work undertaken by the Group in the development and operation of the HIsmelt pilot plant – together with the feasibility studies for this new plant. We now look forward to continuing this tradition of excellence as we focus our talents and energy on the commissioning date in 2004," according to Guthrie.

The project will involve up to 80 EPCM staff, and a construction workforce in excess of 300 personnel.

Upon completion, HIsmelt will produce approximately 800,000 tonnes per annum of high quality pig iron using lower grade and lower value iron ore. The plant is expected to produce quality iron at a reduced cost and with environmental performance superior to any other iron making process in world.

Kvaerner E&C Australia specialise in providing a complete range of engineering and construction services necessary to realise total project solutions from conception through to start-up and operation. Heavy process based industries serviced in Australia include non-ferrous mining and minerals; iron and steel; oil and gas; refining; petrochemicals; chemicals and pulp and paper.

ENDS

For further information: Les Guthrie, Managing Director, Kvaerner E&C Australia: +61 3 9272 3444 or mailto:les.guthrie@kvaerner.com or

Geir Arne Drangeid, Senior Vice President, Group Communications, Kvaerner ASA: +44 67 51 3036 or mailto:geirarne.drangeid@kvaerner.com .

Group Press Release

Subsea contract for the Dalia field

02 Sep 2002

Field operator TotalFinaElf Exploration & Production Angola has awarded Kvaerner Oilfield Products, a subsidiary of Aker Kvaerner, a USD 3.1 million contract for pre-engineering and qualification testing of the subsea production systems for the Dalia field offshore Angola.

Kvaerner Oilfield Products will start pre-engineering and testing activity on 16 September. The subsea production system includes 67 Xmas trees for controlling the well stream, nine manifolds as well as related control equipment.

The Dalia field is a major oil field, which is located in 1500 meters water depth, 200 kilometres offshore Angola. The field will be developed with a floating production storage and offloading (FPSO) unit connected to the subsea wells.

For further information please contact:

Media

Geir Arne Drangeid, Senior Vice-President, Group Comms: Tel +47 913 10 458

Investor relations

Tore Langballe, Vice-President, Group Comms: Tel: +47 907 77 841

Group Press Release

Aker Kvaerner and its partners win ONS 2002 "Innovation Award"

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28 Aug 2002

Aker Kvaerner, part of the international oil services and products, engineering and construction, pulp and paper, and shipbuilding Group – Kvaerner, together with its partners Shell and Statkraft – have been awarded the ONS 2002 "Innovation Award". The Award is for the development of Solid Oxide Fuel Cell technology to be used in the production of electric power, offshore. The Bellona Foundation is also playing an important role in the project.

At the opening of ONS 2002 yesterday, Aker Kvaerner – together with partners Shell and Statkraft, in co-operation with Siemens Westinghouse – were named the winners of the Innovation Award for 2002. The prize has been given for the development of Solid Oxide Fuel Cell with natural gas as fuel for power generation on offshore installations.

If the project becomes successful it will be possible to substitute present day gas turbines, with fuel cells. The fuel cells are twice as efficient as the gas turbines – and are free from C02 emissions.

The ultimate goal for the co-operation is to take the lead in the commercialisation of multi-megawatt fuel cells. This technology can also be applied for onshore power production and the fuel cells have a huge, future market potential. The co-operating parties would develop Norwegian technology related to fuel cells that could also lead to the creation of new jobs in Norway. The Aker Kvaerner content in such fuel cell power packages could be as much as 50 per cent.

A 250 KW prototype is planned to be built at Kollsnes in the county of Øygarden in Norway, by 2004. The aim is to substitute 10–20 MW gas turbines for offshore use. Such a fuel cell package could be within reach before 2010.

ENDS

For further information:

Oscar Fr Graff, Manager Gas Technology, Aker Kvaerner: +47 67 51 39 60 or +47 913 75 859 or mailto:oscar.graff@akerkvaerner.com

Group Press Release

Kvaerner Group interim results: positive trend continues

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21 Aug 2002

Kvaerner, the international oil services and products, engineering and construction, pulp and paper, and shipbuilding Group, today announced its results for the six months ending 30 June, 2002. The positive trend in the Kvaerner Group continued in the second quarter. Profit before tax for the first half of the year was NOK 516 million, compared with NOK 205 million in the same period last year. Several special operating charges, sales and exchange gains are included in the accounts.

Earnings before interest, tax and amortisation (EBITA) and excluding the exceptional gains and special operating charges, amounted to NOK 494 million in the first six months. The combined effect of special items, sales gains and amortisation amounted to NOK 234 million negative, and EBIT was NOK 260 million in the six-month period.

Kvaerner Shipbuilding improved its EBIT significantly from the first to the second quarter. For the first six months of the year EBITA for the business area was NOK 323 million. Aker Kvaerner, the oil and gas business, reported NOK 259 million in that period, not including a NOK 106 million sales gain booked as a result of the closing of the sale of the Hydrocarbon business.

In the first six months, the Kvaerner E&C (Engineering & Construction) business area reported a negative EBITA of NOK 205 million, whilst Kvaerner Pulp & Paper's EBITA in the six-month period was negative NOK 64 million. The Kvaerner E&C figures include special operational items that amount to approximately NOK 200 million, negative.

During the second quarter the Norwegian Kroner strengthened against other currencies, creating a gain at the end of June of NOK 407 million. Since then, currency transactions have been concluded that secures most of the unhedged position.

During August Kvaerner's lenders approved the business plan for the Group, in accordance with the overall refinancing agreement concluded at the end of last year. This forms a sound foundation for the Group going forward.

Net interest-bearing liabilities at the end of June were NOK 570 million, significantly down from NOK 940 million three months earlier, and the figure of NOK 6.3 billion at the end of last year. The equity ratio was 24.6 per cent at the end of June, 2002.

The improvement of operations is a key priority throughout the Group. Initiatives for increased efficiency and competitiveness were identified in Aker Kvaerner following the merger, and these are currently being implemented.

The Kvaerner E&C business area was divided into two – the Americas, and Europe/Asia Pacific regions, and management capacity was added to strengthen operations. Cost and capacity reduction measures were introduced and loss-making operations in Canada and Australia are being wound up.

Similarly, Kvaerner Pulp & Paper focused on restructuring and priorities for its Chemetics

business stream. In a separate initiative, potential synergies between the Fiberline and Power business streams are being identified.

In the second quarter, the Group order intake was NOK 8.8 billion, and the order reserve at the end of June amounted to NOK 43.3 billion, compared with NOK 47.5 billion three months earlier.

Aker Kvaerner reported a further strengthening of its order reserve. The other business areas saw their order reserves decline from the first to the second quarter this year. They need new orders to maintain activity at present levels.

Aker Kvaerner's performance is expected to remain relatively strong in the second half of 2002, whilst profits in Kvaerner Shipbuilding will decline significantly, following the very strong first six months. The slight improvement seen in Kvaerner Pulp & Paper in the second quarter, is expected to continue through the rest of the year, and the losses within Kvaerner E&C are expected to decline, as loss-making projects are being completed and costs reduced.

ENDS

For further information:

Oslo, Norway: Geir Arne Drangeid, Senior Vice President, Group Communications, Kvaerner ASA: +47 913 10 458 or geirarne.drangeid@kvaerner.com

London, UK: Paul Emberley, Vice President, Group Communications, Kvaerner ASA: +44 (0) 20 7339 1035 or +44 (0)7768 813090 or paul.emberley@kvaerner.com

To download the press release, presentation, and quarterly report (including consolidated key figures for the Group, and key figures for the business areas) visit www.kvaerner.com

Notes to editors:

NOK = Norwegian Kroner; US$/NOK – .7.5; UK£/NOK – 11.5; EUR /NOK – 7.4

Later in the day, at 3.00pm (London time), (10am EST), Helge Lund, Kvaerner's Group President & CEO, and Trond Westlie, CFO, will present the results for international media and analysts via a conference call from Oslo, Norway, and will answer questions. If you would like to participate in the telephone conference you may dial-in, listen and take part by calling +44 (0)20 8240 8243, quoting "Kvaerner Results" if you are in the UK/Europe. In North America, at 10am (EST), participants may call +1 800 530 2462 quoting "Kvaerner Results". An instant replay will also be available for a period of five days after the telephone conference by calling (UK/ Europe) +44(0)20 8288 4459 (access code: 421902) or in the USA, call +1 800 495 0250 (access code: 421902).

Kvaerner is a world-class international oil services, engineering and construction, and shipbuilding Group, with the capability and resources to undertake the world's most challenging projects. Today's Kvaerner is an industrial technology provider. It meets the needs of its customers by adding value to their business – through the provision of innovative, cost-effective solutions – for challenges in the hydrocarbons, process, and maritime industries. The Group's activities are organised in four core business areas: Aker Kvaerner (Oil & Gas), E&C (Engineering & Construction), Pulp & Paper, and Shipbuilding. Following the merger between Aker Maritime and Kvaerner's Oil & Gas business, the Kvaerner Group expects to have revenues in 2002 approaching US$6 billion, with some 42,000 permanent staff located in more

than 30 countries throughout Europe, Africa, Asia and the Americas.

Disclaimer

Group Press Release

Kvaerner Process Systems secures contract in Brazil

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20 Aug 2002

The Aker Kvaerner subsidiary, Kvaerner Process Systems, part of the international oil services and products, engineering and construction, pulp and paper, and shipbuilding Group – Kvaerner, today announced that it has been awarded a contract for the supply of five utility modules for the Albacora Leste Field in Brazil's Campus Basin. The work will be undertaken in co-operation with Maua Jurong and Siemens Oil and Gas.

The contract has been awarded by Petrobras Netherlands BV – based on international competition – and it represents an important step in strengthening Aker Kvaerner's position in Brazil. The fabrication and assembly of the modules will take place at Maua Jurong's fabrication yard in Rio de Janeiro.

The total contract price is in excess of US$ 110 million, of which Kvaerner Process Systems' revenue will amount to approximately US$ 25 million. The scope of work for Kvaerner Process Systems includes the supply of process packages utilising its own core technology and products.

ENDS

For further information:

Paul Emberley, Vice President, Group Communications, Kvaerner ASA: +44 (0)20 7339 1035 or +44(0)7768 813090 or paul.emberley@kvaerner.com

Note to editors:

Kvaerner is a world-class engineering and construction, oil and gas services, pulp and paper, and shipbuilding Group, with the capability and resources to undertake the world's most challenging projects. Today's Kvaerner is an industrial technology provider. It meets the needs of its customers by adding value to their business – through the provision of innovative, cost-effective solutions – for challenges in the hydrocarbons, process, and maritime industries. The Group's activities are organised in four core business areas: Oil & Gas, E&C (Engineering & Construction), Pulp & Paper, and Shipbuilding. Following the merger between Aker Maritime and Kvaerner's Oil & Gas business, the Kvaerner Group expects to have revenues in 2002 approaching US$6 billion, with some 42,000 permanent staff located in more than 30 countries throughout Europe, Africa, Asia and the Americas.

Group Press Release

Kvaerner wins EUR 45 million Pulp & Paper contracts

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20 Aug 2002

Kvaerner, the international oil services and products, engineering and construction, pulp and paper, and shipbuilding Group, today announced that its Pulp & Paper business area has recently secured contracts to supply boilers, boiler rebuilds and fibreline systems, primarily in Europe, worth a combined total of approximately EUR 45 million.

The Power division is to supply a HYBEXTM power boiler to Norske Skog Parenco B.V. recycling newsprint mill in The Netherlands. The boiler to be supplied will use Bubbling Fluidized Bed (BFB) technology and will have the capacity for firing about 400 tons of dry solids per day. The boiler will burn both sludge and rejects from the deinking plant and the waste-water treatment plant. The new boiler will replace an old BFB boiler, which no longer complies with the environmental regulations in The Netherlands. The new product will be ready for commissioning in February 2004.

The Portucel Soporcel Group has placed an order for boiler rebuilds on their Figueira da Foz and Setubal pulp and paper mills in Portugal. The existing bark-fired boilers will be converted to Kvaerner's BFB technology to meet the customer's demands on environmental performance and operation parameters. The Setubal boiler starts up in Spring 2003 and the Figueira da Foz delivery, which also includes an electrostatic filter (ESP), will be commissioned in the late summer of 2003.

The Fiberline division has four new orders for COMPACT PRESS™ pulp washing systems. Since the launch in February 2001 a total of 21 systems have now been sold.

Södra Cell Tofte A/S in Norway ordered a COMPACT PRESS™ as part of the rebuild of their 4-stage diffuser bleach plant to a 5 stage. Start-up is scheduled for May 2003.

SCA Mannheim in Germany is replacing old wash filters with two new systems to enable it to further improve its environmental performance, and at the same time reduce its operating costs. Start-up is scheduled for April 2003.

Kishu Mill in Japan has ordered a COMPACT PRESS™ for a washing stage before the oxygen plant. The order also comprises a rebuild of the previously delivered 1-stage oxygen delignification to a DUALOX™ system. The installation is scheduled for start-up in mid July, 2003.

Kvaerner's pulp cooking equipment has been ordered by the Hokuetsu Niigata Mill for a rebuild of one of their continuous digesters to the KoboduMari process for obtaining improved cooking yield and better runnability. This is the third recent cooking retrofit order for Japan.

ENDS

For further information:

Terttu Tuominen, Communications Manager, Kvaerner Pulp & Paper: +358 (0)20 1412 440 or

ASA: +44 (0)20 7339 1035 or +44 (0)7768 813090

Notes to editors:

Kvaerner is a world-class engineering and construction, oil and gas services, pulp and paper, and shipbuilding Group, with the capability and resources to undertake the world's most challenging projects. Today's Kvaerner is an industrial technology provider. It meets the needs of its customers by adding value to their business – through the provision of innovative, cost-effective solutions – for challenges in the hydrocarbons, process, and maritime industries. The Group's activities are organised in four core business areas: Oil & Gas, E&C (Engineering & Construction), Pulp & Paper, and Shipbuilding. Following the merger between Aker Maritime and Kvaerner's Oil & Gas business, the Kvaerner Group expects to have revenues in 2002 approaching US$6 billion, with some 42,000 permanent staff located in more than 30 countries throughout Europe, Africa, Asia and the Americas.

Kvaerner Pulp & Paper is a global supplier of technology, engineering, fabrication and construction services to the pulp and paper, power generation and chemical industries. It is the market leader in the supply of fiberlines, recovery and power boilers. The principal activities of Kvaerner Pulp & Paper are located in Sweden, Finland, the USA, Canada, Japan and Brazil. These

Group Press Release

Kvaerner Masa-Yards sign letter of intent

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12 Jul 2002

The Norwegian shipowner Color Line AS and Kvaerner Masa-Yards in Finland have signed a letter of intent according to which the parties agree that Color Line shall purchase and Kvaerner Masa-Yards shall design, build and deliver one Cruise Passenger Ferry of about 73.500 Gross Tonne.

The letter of intent is subject to financing and of a mutually satisfactory shipbuilding contract. The value of the vessel is about EUR 300 million. The Parties shall work in good faith and on an exclusive basis towards finalising the shipbuilding contract by 15 October 2002.

For further details:

Kvaerner ASA:

Mr Geir Arne Drangeid, Senior Vice-President, Group Communication, +47 913 10 458

Kvaerner Masa-Yards:

Mr. Jorma Eloranta, President and CEO, +35840 500 5552

Mr. Martin Landtman, S.V.P., +35840 577 0390

Group Press Release

Aker Kvaerner to supply advanced drilling package for the Caspian Sea

26 Jun 2002

The Aker Kvaerner subsidiary, Maritime Hydraulics, today announced that its unit in Kristiansand, Norway, is to supply a complete drilling package for the development of a large oil and gas field in the Caspian Sea. In total, the order is worth an estimated NOK 120 million. The advanced drilling systems, which will also be prepared for remote operation from shore, will be ready to start operations in 2004.

"Maritime Hydraulics is one of the world's leading suppliers of such advanced solutions," says Roald Amundsen, the company's president. "The Caspian contract strengthens our position and places us well with respect to future similar opportunities in this area."

Amundsen believes that references and experience from similar projects in Norway and Azerbaijan were decisive in securing the contract. The drilling module will be wholly automated with the market's most advanced control system. It will meet the most demanding requirements for safety, efficiency and the working environment.

The contract will consist of a complete package including pipe-handling equipment and drilling machines as well as the advanced computerised control system. Maritime Hydraulics will also contribute engineering services, project management and expertise for testing and start-up of the equipment.

The drilling package forms part of the first phase of the large ACG Full Field Development project, which calls for a combined drilling and production platform. The platform is due to come into operation in 2004. The joint-venture Azerbaijan International Oil Company is responsible for the development.

ENDS

For further information:

Roald Amundsen, President, Maritime Hydraulics: + 47 38 05 70 00 or Torbjørn S Andersen,Vice President, Corporate Communications, Aker Kvaerner: +47 22 94 53 90, or Paul Emberley, Vice President, Group Communications, Kvaerner ASA: +44 (0)20 7339 1035 or +44(0)7768 813090 or paul.emberley@kvaerner.com or visit www.akermaritime.no

Notes to editors:

Kvaerner is a world-class pulp and paper, oil and gas services, engineering and construction, and shipbuilding Group, with the capability and resources to undertake the world's most challenging projects. Today's Kvaerner is an industrial technology provider. It meets the needs of its customers by adding value to their business – through the provision of innovative, cost-effective solutions – for challenges in the hydrocarbons, process, and maritime industries. The Group's activities are organised in four core business areas: Oil & Gas, E&C (Engineering & Construction), Pulp & Paper, and Shipbuilding. Following the merger between Aker Maritime and Kvaerner's Oil & Gas business, the Kvaerner Group expects to have revenues in 2002

countries throughout Europe, Africa, Asia and the Americas.

Group Press Release

Sea Launch Delivers PanAmSat's Galaxy IIIC to Orbit

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17 Jun 2002

Sea Launch, in which Kvaerner holds a 20 per cent stake, has made the following announcement from its homeport of Long Beach, California: A Sea Launch rocket has successfully launched PanAmSat's Galaxy IIIC satellite into orbit. Marking Sea Launch's seventh successful mission, the three-stage rocket lifted off at 3:39:30 p.m. PDT on Saturday 15 June, from the Odyssey Launch Platform, positioned on the Equator. As planned, the spacecraft's first signal was acquired shortly after spacecraft separation, at 4:47 p.m. PDT.

Built by Boeing Satellite Systems, the 10,692 lb. (4850 kg) 702 model spacecraft is designed for a 15 year lifespan in Geostationary Orbit. The satellite will provide Internet, video, audio and data services to the United States and Latin America.

"The launch of Galaxy IIIC commemorates the second time Sea Launch has successfully placed a PanAmSat satellite in orbit," said Jim Maser, president of Sea Launch. "Our international team has recognized PanAmSat's continued confidence in our launch performance and we look forward to working with them again in the near future."

The Zenit-3SL vehicle lifted off from the *Odyssey* Launch Platform on schedule from the equatorial launch site at 154 degrees West Longitude. All systems performed nominally throughout the flight. The Block DM upper stage separated from the spacecraft about 1,385 miles above the Indian Ocean, 61 minutes after liftoff. Operators acquired a signal from Galaxy IIIC from a ground station in Western Australia. Galaxy IIIC will have a final position in Geostationary Orbit at 95 degrees West Longitude.

PanAmSat is a leading provider of global video and data broadcasting services via satellite. The company builds, owns and operates networks that deliver entertainment and information to cable television systems, TV broadcast affiliates, direct-to-home TV operators, telecommunications companies and corporations. Based in Wilton, Conn., PanAmSat has one of the world's largest commercial geostationary satellite networks.

Sea Launch Company, LLC, based in Long Beach, Calif., provides reliable, cost-effective, heavy lift launch services for commercial satellite customers. The international members include Boeing (U.S.), Kvaerner (Norway), RSC Energia (Russia) and SDO Yuzhnoye / PO Yuzhmash (Ukraine). Established in 1995, Sea Launch has a current backlog of 17 firm launch contracts. As the world's only services provider launching from the Equator, Sea Launch offers the optimal starting point for spacecraft heading to Geostationary Orbit. For additional information, visit the Sea Launch website at www.sea-launch.com.

ENDS

For further information: Paula Korn, +1 562 499 4729, paula.korn@sea-launch.com or Paul Emberley, Vice President Group Communications, Kvaerner ASA: +44 (0)20 7339 1035 or +44 (0)7768 813090 or paul.emberley@kvaerner.com

Group Press Release

Kvaerner appoints Group Treasurer and VP IR

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13 Jun 2002

Kvaerner today announced that it has appointed Jan B Kjærvik from the Nordic bank group, Nordea, as its new Senior Vice President and Group Treasurer and Tore Langballe from the industrial conglomerate Norsk Hydro as Vice President with responsibility for investor relations. Both will take up their positions in August. Group Executive Vice President Finn Berg-Jacobsen remains with Kvaerner as Chief of Staff.

Jan B Kjærvik (45) has a masters degree in economics. He is currently manager for *Fremmedkapitalfinansiering* with Nordea. At Kvaerner, he will be responsible for the Group's financial operations, including financing, guarantees, broking of financial products, and treasury. He will report to Group Executive Vice President and Chief Financial Officer, Trond Westlie.

Tore Langballe (35) has a degree in business organisation. He has worked for Norsk Hydro since 1995, the last three years as Investor Relations Officer. At Kvaerner he will be responsible for further developing and improving the Group's communication with shareholders and the equity market. Langballe will report to Geir Arne Drangeid, Senior Vice President, Group Communications.

"I am very pleased that Jan Kjærvik and Tore Langballe have decided to join Kvaerner," commented Group Chief Executive Officer, Helge Lund. "In my view they are both highly respected and I'm certain that with their professional skills and experience they will bring valuable qualities to the Group. It's a good sign for Kvaerner that it can attract such expertise."

Finn Berg-Jacobsen has been with Kvaerner since September last year, originally as chief financial officer. In January, when Helge Lund established the Group's new management team, Berg-Jacobsen became Executive Vice President with responsibility for corporate staff functions. Originally he was due to leave Kvaerner at the end of June, but he will now continue in his present post.

ENDS

For further information:

Paul Emberley, Vice President, Group Communications, Kvaerner ASA: +44 (0)20 7339 1035 or 07768 813090 or paul.emberley@kvaerner.com

Note to editors: Kvaerner is a world-class oil and gas services, engineering and construction, pulp and paper, and shipbuilding Group, with the capability and resources to undertake the world's most challenging projects. Today's Kvaerner is an industrial technology provider. It meets the needs of its customers by adding value to their business – through the provision of innovative, cost-effective solutions – for challenges in the hydrocarbons, process, and maritime industries. The Group's activities are organised in four core business areas: Oil & Gas, E&C (Engineering & Construction), Pulp & Paper, and Shipbuilding. Following the merger between Aker Maritime and Kvaerner's Oil & Gas business, the Kvaerner Group

located in more than 30 countries throughout Europe, Africa, Asia and the Americas.

Disclaimer

Group Press Release

Aker Kvaerner secures US$45 million contract from BP for North Sea platform

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07 Jun 2002

Aker Kvaerner today announced that it has secured a contract from BP Exploration Operating Company Limited – worth approximately US$45 million – for the procurement and construction of a jacket and piles for the Clair Platform. The platform will be located on the UK Continental Shelf.

The work will be undertaken by Aker Kvaerner's Verdal yard in Norway. Speaking about the award from BP, Sverre Skogen, CEO of Aker Kvaerner said: "This award demonstrates that our long experience and specialisation in jacket construction has paid off – and suggests that our yards can be competitive in the international market."

"We have been working closely with BP Amoco to improve our safety performance on previous projects, and are very satisfied that we now can continue this co-operation on the Clair project. We believe that good safety is an integral part of the competitiveness of our operations," Sverre Skogen commented.

Aker Verdal will start fabrication at the Verdal yard in November 2002. At its base, the jacket measures 45 x 50 metres square; it has a height of 169 metres, and a total weight of 8,800 tons.

At its peak, the contract is expected to engage some 220 people. Once delivered in April 2004, the Clair Jacket will be the twenty-ninth such structure that the Verdal yard has undertaken in a row. Verdal is one of the few yards in Europe specialising in jacket construction for the upstream oil and gas industry – with four jackets currently under construction – Kvitebjørn for Statoil, Valhall for BPAmoco, Grane for Norsk Hydro and Goldeneye for Shell UK Exploration and Production.

ENDS

For further information:

Arnstein Ansnes, President of the Verdal Yard: +47 74 07 47 42 or +47 90 03 41 66

Helge Rosenlund, Vice President of the Verdal Yard: +47 74 07 45 80 or +47 91 75 78 66

Torbjørn S. Andersen, Vice President, Corporate Communications, Aker Kvaerner: +47 22 94 53 90 or +47 928 85 542

Paul Emberley, Vice President, Group Communications, Kvaerner ASA: +44 (0)20 7339 1035 or +44 (0)7768 813090 or paul.emberley@kvaerner.com

Note to editors: Kvaerner is a world-class oil and gas services, engineering and construction, pulp and paper, and shipbuilding Group, with the capability and resources to undertake the world's most challenging projects. Today's Kvaerner is an industrial technology provider. It meets the needs of its customers by adding value to their business – through the provision of

maritime industries. The Group's activities are organised in four core business areas: Oil & Gas, E&C (Engineering & Construction), Pulp & Paper, and Shipbuilding. Following the merger between Aker Maritime and Kvaerner's Oil & Gas business, the Kvaerner Group expects to have revenues in 2002 approaching US$6 billion, with some 42,000 permanent staff located in more than 30 countries throughout Europe, Africa, Asia and the Americas.

Group Press Release

Kvaerner Warnow: container vessel delivered

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07 Jun 2002

Kvaerner Warnow Werft (KWW) today announced that a further container vessel of KWW's own development – WARNOW CV 2500 – has been delivered. Yard number 027 is the fourth of six vessels ordered by German ship owner Oskar Wehr KG (GmbH & Co.) in Hamburg.

Yard number 027 is 208.3 metres long and 29.8 metres wide, with a deadweight of 33,691 tons. The vessel has a total container stowage capacity of 2,524 TEU with 481 reefer sockets. The vessel has a design draught of 10.1 metres, and a speed of 21.7 knots.

ENDS

For further information:

Matthias Trott, Communications Manager, Kvaerner Warnow Werft: +49 381 510 1102 or +49 175 29 15 259 or matthias.trott@kvaerner.com

Note to editors:

Kvaerner is a world-class oil and gas services, engineering and construction, pulp and paper, and shipbuilding Group, with the capability and resources to undertake the world's most challenging projects. Today's Kvaerner is an industrial technology provider. It meets the needs of its customers by adding value to their business – through the provision of innovative, cost-effective solutions – for challenges in the hydrocarbons, process, and maritime industries. The Group's activities are organised in four core business areas: Oil & Gas, E&C (Engineering & Construction), Pulp & Paper, and Shipbuilding. Following the merger between Aker Maritime and Kvaerner's Oil & Gas business, the Kvaerner Group expects to have revenues in 2002 approaching US$6 billion, with some 42,000 permanent staff located in more than 30 countries throughout Europe, Africa, Asia and the Americas.

In early 2002 Kvaerner and Norway's Aker RGI agreed to establish a joint management company for their shipyards. Including the yards owned by Kvaerner, the management company *Aker Kvaerner Yards* operates a total of 12 shipyards in Europe (Norway, Finland, Germany and Romania) and one in the USA and Brazil. The shipyards in the Aker Kvaerner Yards portfolio have a total of some 13,500 employees - with combined annual revenues in the magnitude NOK 20 billion, thereby ranking top among European shipyard groups, and fourth in the world.

Group Press Release

Kvaerner secures EUR 30 million pulp and paper contracts

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05 Jun 2002

Kvaerner today announced that its Pulp & Paper business area has recently secured contracts to supply boilers, boiler rebuilds and air pollution control systems in Europe, primarily Scandinavia, worth a combined total of approximately EUR 30 million.

The Power Division is to supply two power boilers for Nynäshamn Värme AB's power plant in Sweden, a subsidiary of Fortum Power & Heat AB. Kvaerner will supply a 24 MWth power boiler, using Bubbling Fluidised Bed (BFB) technology which will burn biomass, and an oil-fired boiler with a thermal capacity of 11 MW. Nynäshamn Värme is modernising its power plant to meet the environmental requirements, first of all by reducing the emissions of CO2 and NOx. The boilers will be ready for commissioning by the end of 2003.

Birka Värme Stockholm AB has placed an order for the relocation and modernising of the power plant's 80 MW oil-fired boiler to their Högdalenverket plant. The project will be completed in the autumn of 2002. The Power Division has also received several small orders for power boiler rebuilds and boiler service contracts in Sweden, together with a major boiler rebuild in Europe.

The Chemetics Division has been awarded a contract to supply a 16 MW flu gas condensing scrubber with combustion air humidifier to Kotkan Energia Oy's new 60 MW Hovinsaari power plant in Finland. The power plant will burn biomass and refuse-derived fuel and will produce energy also for a nearby chemical producer. The plant will be in production by the end of 2003. This plant will be the first one in Finland to fulfil the EU directives regarding emissions from waste fuel boilers.

ENDS

For further information: Paul Emberley, Vice President Group Communications, Kvaerner ASA: +44 (0)20 7339 1035 or +44 (0)7768 813090 or Terttu Tuominen, Communications Manager, Kvaerner Pulp & Paper: +358 (0)20 1412 440 or +358 (0)40 501 1415.

Notes to editors:

Kvaerner is a world-class pulp and paper, oil and gas services, engineering and construction, and shipbuilding Group, with the capability and resources to undertake the world's most challenging projects. Today's Kvaerner is an industrial technology provider. It meets the needs of its customers by adding value to their business – through the provision of innovative, cost-effective solutions – for challenges in the hydrocarbons, process, and maritime industries. The Group's activities are organised in four core business areas: Oil & Gas, E&C (Engineering & Construction), Pulp & Paper, and Shipbuilding. Following the merger between Aker Maritime and Kvaerner's Oil & Gas business, the Kvaerner Group expects to have revenues in 2002 approaching US$6 billion, with some 42,000 permanent staff located in more than 30 countries throughout Europe, Africa, Asia and the Americas.

Kvaerner Pulp & Paper is a global supplier of technology, engineering, fabrication and construction services to the pulp and paper, power generation and chemical industries. It is the

market leader in the supply of fiberlines, recovery and power boilers. The principal activities of Kvaerner Pulp & Paper are located in Sweden, Finland, the USA, Canada, Japan and Brazil. These operations are managed through three divisions: Fiberline, Power and Chemetics.

Group Press Release

Kvaerner resolves CalEnergy dispute and other issues

31 May 2002

Kvaerner, the international oil services, engineering and construction, and shipbuilding Group, today announced the resolution of a number of outstanding commercial issues related to completed projects, company disposals, and property transactions. These include a settlement of the legal dispute with CalEnergy, and the closure of outstanding issues relating to last year's sale of the Group's Hydrocarbons and Process Technology businesses to Yukos Oil. Combined, these, and other recent significant transactions – including properties in the USA, France, and the UK – have resulted in a positive cash flow slightly in excess of NOK 200 million. In accounting terms, the combined profit/loss effect of all these transactions is neutral.

"These settlements and transactions are part of an ongoing exercise to resolve outstanding non-operational issues and thereby to reduce uncertainties relating to the future financial performance of the Group," commented Helge Lund, Kvaerner's Group President & CEO.

The settlement with CalEnergy will generate a positive cashflow for Kvaerner's E&C business area, whilst reducing profit by NOK 150 million in the second quarter. For the Group as a whole, however, this accounting loss will be offset by an agreement resolving all post-completion issues in relation to the sale of Kvaerner's former Hydrocarbons and Process Technology businesses to Yukos Oil, and as a result of other recent transactions.

Of the NOK 200 million positive cash flow, approximately NOK 120 million is attributable to the settlement of a dispute with a subsidiary of Coastal Corp., (now part of El Paso Energy Corp. of Houston). The project dates back to an EPC contract for an MTBE plant awarded to a Group company in 1990. Judgement was granted in Kvaerner's favour, and Coastal's subsequent appeal to the Texas Supreme Court was denied.

Several legal proceedings remain. Among the most significant are: two disputes with the European Commission concerning the alleged breach of capacity restrictions at Kvaerner Warnow in Germany in 1997 and 1998, and an examination as to what extent the Group may be required to repay subsidies given in connection with the privatisation of the yard in 1992; the supply of power boilers to Advance Agro; and metals projects for IPSCO and Equatorial Tonopah. These legal disputes are described in further detail in the Group's Annual Report for 2001.

ENDS

For further information: Geir Arne Drangeid, Senior Vice President Group Communications: +47 913 10 458 or Paul Emberley, Vice President Group Communications: +44(0)20 7339 1035 or +44(0)7768 618090

Note to editors: Kvaerner is a world-class oil and gas services, engineering and construction, and shipbuilding Group, with the capability and resources to undertake the world's most challenging projects. Today's Kvaerner is an industrial technology provider. It meets the needs of its customers by adding value to their business – through the provision of innovative, cost-

Group's activities are organised in four core business areas: Aker Kvaerner (Oil & Gas), E&C (Engineering & Construction), Pulp & Paper, and Shipbuilding. Following the merger between Aker Maritime and Kvaerner's Oil & Gas business, the Kvaerner Group expects to have revenues in 2002 approaching US$6 billion, with some 42,000 permanent staff located in more than 30 countries throughout Europe, Africa, Asia and the Americas.

Disclaimer

Group Press Release

Matson signs contract with Kvaerner for two new containerships

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29 May 2002

Kvaerner Philadelphia Shipyard, Inc, (KPSI) in the USA today announced that it has signed a contract with Matson Navigation Company, Inc., for the purchase of two new containerships. The diesel-powered vessels, with a capacity for 2,600 containers (twenty-foot equivalent units) each, will cost approximately US$110 million per ship, including owner's costs, and will be deployed in Matson's Hawaii service when construction is completed in 2003 and 2004, respectively.

"These two new ships will help to ensure that Matson continues to provide Hawaii with efficient, dependable ocean transportation services of superior quality and value," said C. Bradley Mulholland, Matson President and Chief Executive Officer. "This significant investment in our Hawaii service underscores our long-term commitment to remaining the state's leading ocean carrier. The vessels are similar in size and speed to Matson's flagship *MV R. J. Pfeiffer*, the fastest and biggest containership currently operating in the U.S. domestic offshore trades. They will be equipped with a number of features specifically designed to meet Hawaii's current and projected market requirements, particularly bigger container sizes for both refrigerated and dry containers. This will allow us to efficiently accommodate the diversified mix of cargo needed to support the state's island economy."

In addition to being a good match for the Matson fleet, the Kvaerner ships offer the company a unique opportunity to purchase high quality, U.S.-built Jones Act vessels at a relatively low cost. The two-ship construction project has been underway since 1999 and is part of an overall plan by Aker Kvaerner Yards, the Philadelphia Shipyard Development Corporation (PSDC), the Delaware River Port Authority (DRPA), the Commonwealth of Pennsylvania, and the City of Philadelphia – to rebuild the former Philadelphia Naval Yard as a world-class commercial shipyard.

"We are pleased to be working with Matson Navigation on its fleet renewal programme," Ron McAlear, President & CEO of KPSI said, "and we are proud to have the historic name of Matson on the side of the first ships built at Kvaerner Philadelphia Shipyard. This contract confirms Matson's confidence in Kvaerner's ability to build high quality ships. The Kvaerner Philadelphia Shipyard was built to provide U.S. ship-owners with robust ships at realistic prices for the dedicated trades of the U.S. Jones Act. This contract will be the first of many for those trades and proves the value of combining European shipbuilding technology with American management."

"The acquisition of these two new vessels is part of Matson's overall strategy of maximising the value of our investments in our Hawaii service by providing superior and continuously improving service levels to our customers," Mulholland added. "Matson historically has modified and enhanced its fleet to meet the changing needs of its customers. Examples of this include the *SSs Lurline* and *Matsonia* mid-body replacements, which increased their capacity, and conversion of the *SSs Maui* and *Kauai* to open-top vessels. We have also purchased suitable Jones Act vessels as opportunities have arisen. These measures have allowed Matson to maintain a high level of service while concurrently maximising the overall value of these assets."

ENDS

For further information:

Paul Emberley, Vice President, Group Communications, Kvaerner ASA: +44 (0)20 7339 1035 or +44(0)7768 813090 or paul.emberley@kvaerner.com

Jeff Hull, Public Relations, Matson Navigation Company: +1 415 957 4534 or JHull@matson.com or

Notes to editors:

1. Kvaerner is a world-class international oil services, engineering and construction, and shipbuilding Group, with the capability and resources to undertake the world's most challenging projects. Today's Kvaerner is an industrial technology provider. It meets the needs of its customers by adding value to their business - through the provision of innovative, cost-effective solutions - for challenges in the hydrocarbons, process, and maritime industries. The Group's activities are organised in four core business areas: Oil & Gas, E&C (Engineering & Construction), Pulp & Paper, and Shipbuilding.

In early 2002 Kvaerner and Norway's Aker RGI agreed to establish a joint management company for their shipyards. Including the yards owned by Kvaerner, the management company – Aker Kvaerner Yards AS – operates a total of 12 shipyards in Europe (Norway, Finland, Germany and Romania) and one in the USA and Brazil. The shipyards in the Aker Kvaerner Yards portfolio have a total of some 13,500 employees - with combined annual revenues of approximately NOK 20 billion and thereby rank top among European shipyard groups, and fourth in the world.

Following the merger between Aker Maritime and Kvaerner's Oil & Gas business, the Kvaerner Group expects to have revenues in 2002 approaching US$6 billion, with some 42,000 permanent staff located in more than 30 countries throughout Europe, Africa, Asia and the Americas.

2. Matson provides ocean transportation, inter-modal and logistics services in U.S. domestic markets. For more information, please visit Matson's Web site at www.matson.com. Matson is a wholly owned subsidiary of Alexander & Baldwin, Inc. of Honolulu (NASDAQ: ALEX).

Group Press Release

Norske Shell, Aker Kvaerner and Statkraft declare partnership: determined to commercialise new fuel cell technology

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28 May 2002

Norske Shell, Aker Kvaerner and Statkraft today signed an agreement to explore possible applications of new fuel cell technology driven by natural gas. If successful, it will be possible to produce virtually emission-free electricity – even from fossil gas. The goal is to become the first operators in the world to commercialise this type of large fuel cells.

A project team from the three companies will perform a pilot study to explore the potential of fuel cell technology more closely. Some of the advantages of this technology will be reduced CO2 emissions and high-energy efficiency, combined with more environment-friendly production of electricity on the mainland, offshore, and in the transport sector.

In order to develop large fuel cells (10-20 megawatts) before 2010, investments must be made in the region of one billion kroner. The pilot study will show whether there exists a technical and commercial basis to continue the venture.

Shell: In profit before 2010. "We are very pleased that other people are recognising the potential in the new fuel cell technology. Together with Aker Kvaerner and Statkraft we will explore how the technology can be commercially useful. We hope to help seed a growing market for fuel cells, so that the costs of building these types of plant are reduced. Still, this is not enough to bring the fuel cell technology into profit. In order to build a multi-megawatt fuel cell plant before 2010 we can say, even at this stage, that government support will be vital," declares project leader Helge Skjæveland in Shell Technology Norway.

Aker Kvaerner: Exciting development work. Aker Kvaerner is one of the world's leading suppliers of advanced products and services to the petroleum industry. Aker Kvaerner will be a key technology partner through the development, testing and fabrication of complete fuel cell plants. The two most crucial roles will be as system integrator and system supplier.

"Aker Kvaerner has a long tradition of development and application of new technology," says Oscar Fr. Graff, head of Gas Technology in Aker Kvaerner. "It is vital that we take part in the commercialisation of new solutions to make sure of our supply role to a future market. Power plants based on fuel cells have a huge market potential and the return generated in Aker Kvaerner can be in the region of 50 to 75%, depending on choice of technology and size of plant. Co-operation with two central operators makes this development especially exciting," says Graff.

New Norwegian jobs. The partners will develop Norwegian technology in connection with fuel cells and thereby create new Norwegian jobs. Around 50 per cent of costs of a fuel cell are expected to come in mechanical engineering.

Statkraft is Europe's second-largest producer of pure energy and will bring to the project its

applications of fuel cells for power production on the mainland and possibly on disused offshore platforms.

Statkraft: Enormous environmental potential. "The days of the mighty hydro power developments are over in Norway. That is why we are looking for other environment-friendly energy solutions where our experience and competence can be tapped. The fuel cell technology we are now about to explore has an enormous potential both at home and internationally," says Per Øyvind Hjerpaasen, who is head of Statkraft's research and development office.

Bellona joins advisory board. Environmentalists Bellona have been a very active partner in the early phase of the idea to form a venture constellation consisting of Norske Shell, Aker Kvaerner and Statkraft. Bellona will in future play a key-supporting role though an advisory board to be established in connection with the new partnership.

ENDS

For further information:

Norske Shell: Helge Skjæveland, Manager, Sustainable Projects, Shell Technology Norway: + 47 957 56 798 or PR Manager, Svein Ildgruben: + 47 958 75 865 www.shell.no/STN

Aker Kvaerner: Oscar Graff, Senior Vice-President, Aker Technology: + 47 913 75 859 or Torbjørn Andersen, Vice President, Corporate Communications, Aker Kvaerner: + 47 928 85 542 or www.akerkvaerner.com

Statkraft: Per Øyvind Hjerpaasen, Head of R&D: + 47 918 17 602 or Group Vice-President Ragnvald Nærø: + 47 900 80 303 or www.statkraft.no

Notes to Editors: Fuel cells convert chemical energy, as found, for example, in natural gas, into electricity and heat.

Oxygen ions are transported through an electrolyte releasing electrons, which form an electric current. The oxygen reacts with the fuel forming water and carbon dioxide. In the process heat is generated as well as the electricity. The heat can be used for heating purposes.

This type of fuel cell has an efficiency of about 50 per cent. By exploiting the waste heat the coefficient can be increased to more than 80 per cent. Simultaneously, work is being done to examine turbine solutions which, in combination with fuel cells, can result in an efficiency approaching 70 per cent. Shell's unique concept, developed in consultation with Siemens Westinghouse, consists of an arrestor system and an afterburner. The result is pure CO_2 without significant loss of efficiency and more electricity produced – the electrical efficiency increases by as much as 5 per cent.

The largest plants in the world today are a few hundred kilowatts each. To develop the technology to a useful level of output (10-20MW), the costs have to be cut. Moreover, the units must be effectively integrated so as to reduce weight and volume. The reduction in costs will be achieved principally by mass production techniques.

Research and development in this field has come a long way and we now have a unique window for Norwegian green technology with a potential in the world market.

Group Press Release

Kvaerner secures US$20 million extension to facilities/ maintenance contract for Woodside in Australia

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22 May 2002

Kvaerner, the international oil services, engineering and construction, and shipbuilding Group, announced today that its Perth-based operations and maintenance specialist unit, Kvaerner Facilities Management (KFM), has been awarded an extension to its existing contract from Woodside Energy Limited. The integrated services contract covers the operation support, maintenance, integrity and engineering for the Northern Endeavour oil producing FPSO (Floating, Production, Storage & Offloading) Facility, located in the Timor Sea, offshore North West Australia. The contract has been extended for a further two years until November 2004, with a continuance value of approximately AUD 40 million (US$20 million).

KFM, part of Aker Kvaerner, the oil and gas business area of Kvaerner, worked with Woodside to establish the maintenance and engineering systems during the design phase of the FPSO project and now manages and executes this programme for Woodside. The contract is a performance incentivised, out-sourced type, employing some 40 people in Western Australia and Darwin.

Operations Director, KFM Australia, Tony Ramshaw commented; "This is a unique contract for Woodside in that Kvaerner's incentive scheme is directly tied to Woodside's own performance targets – not just the contractor's element. It is a model contract demonstrating the value that a contractor can bring to an operator when services are out-sourced. It really focuses the Kvaerner team to strive for the best result for Woodside. The decision to extend our contract over six months before it was due for renewal is a clear recognition of our performance." Ramshaw concluded: "Another first for Woodside is that Kvaerner's Head of Engineering & Maintenance has deputised for the Woodside Asset Manager during the project. This and Woodside's own internal audits have confirmed the excellent working relationships and team spirit that exists between Kvaerner and Woodside."

Kvaerner's contribution has been significant in the level of results achieved for the Northern Endeavour since coming on stream in November 1999:

First year availability was 96%, a new world benchmark for an FPSO.

Almost 100m bbl of oil has been produced to date.

Very high standards for Health, Safety and Environment have been set.

KFM has won a number of engineering and maintenance 'excellence' and safety awards over the past two years due to the quality of service provided.

ENDS

For further information:

Australia: Tony Ramshaw, Operations Director, KFM Australia: +618 9420 5800

tony.ramshaw@kvaerner.com

UK: Paul Emberley, Vice President Group Communications, Kvaerner ASA: +44 (0)207 339 1035 or +44 (0)7768 813090 or paul.emberley@kvaerner.com

Norway: Torbjørn S. Andersen, Vice President, Corporate Communications, Aker Kvaerner: +47 22 94 53 90 or +47 928 85 542

Notes to Editors:

Kvaerner is a world-class oil and gas services, engineering and construction, and shipbuilding Group, with the capability and resources to undertake the world's most challenging projects. Today's Kvaerner is an industrial technology provider. It meets the needs of its customers by adding value to their business – through the provision of innovative, cost-effective solutions – for challenges in the hydrocarbons, process, and maritime industries. The Group's activities are organised in four core business areas: Oil & Gas, E&C (Engineering & Construction), Pulp & Paper, and Shipbuilding. Following the merger between Aker Maritime and Kvaerner's Oil & Gas business, the Kvaerner Group expects to have revenues in 2002 approaching US$6 billion, with some 42,000 permanent staff located in more than 30 countries throughout Europe, Africa, Asia and the Americas.

Kvaerner Facilities Management was established specifically to pursue and undertake Modifications Maintenance & Operation contracts within the Asia Pacific region. It combines the technical expertise and track record of the Kvaerner MMO business of Aberdeen, Scotland and Kvaerner Facilities Management of Perth, Australia, with the regional strength and management resources of the Operations & Maintenance business of Kvaerner E&C Asia Pacific. The Asia Pacific regional headquarters for Kvaerner Facilities Management is Kuala Lumpur, Malaysia. This organisation brings together a substantial track record in operations and maintenance projects for companies such as BP, Total/Elf/ Fina, Woodside Australia, Bataan Polyethylene Corporation of the Philippines and many others.

Group Press Release

Kvaerner's Annual General Meeting

17 May 2002

Kvaerner ASA held its Annual General Meeting on Wednesday 15 May in Oslo, Norway. The shareholders approved the Annual Report and Accounts for 2001, and decided that the Company would not pay a dividend to shareholders for 2001.

In accordance with the proposal by the Nomination Committee, Bjørn Flatgård was elected as a Director. The Board of Directors now has the following members: Kjell Inge Røkke (Chairman), Tore Tønne (Vice Chairman), Yngve Hågensen, Reidar Lund, Anders Eckhoff and Bjørn Flatgård, in addition to the three employee representatives, Rolf Utgård, Eldar Myhre and Åsmund Knutsen.

The shareholders also elected a new nomination committee, consisting of Knut T Traaseth (Chairman), Gerhard Heiberg and Kjell Inge Røkke.

ENDS

For further information:

Paul Emberley, Vice President Group Communications, Kvaerner ASA: +44 (0)20 7339 1035 or +44 (0)7768 813090 or paul.emberley@kvaerner.com

Notes to editors

Kvaerner is a world-class oil and gas services, engineering and construction, and shipbuilding Group, with the capability and resources to undertake the world's most challenging projects. Today's Kvaerner is an industrial technology provider. It meets the needs of its customers by adding value to their business – through the provision of innovative, cost-effective solutions – for challenges in the hydrocarbons, process, and maritime industries. The Group's activities are organised in four core business areas: Oil & Gas, E&C (Engineering & Construction), Pulp & Paper, and Shipbuilding. Following the merger between Aker Maritime and Kvaerner's Oil & Gas business, the Kvaerner Group expects to have revenues in 2002 approaching US$6 billion, with some 42,000 permanent staff located in more than 30 countries throughout Europe, Africa, Asia and the Americas.

Group Press Release

Kvaerner announces first quarter results – driving change to improve operations

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15 May 2002

Kvaerner, the international oil services, engineering and construction, and shipbuilding Group, today announced its results for the three months ending 31 March, 2002. Operating profit for the Kvaerner Group in the first quarter of 2002 amounted to NOK 160 million, compared to a loss of NOK 345 million in the previous quarter. Coming out of a difficult year in 2001, the Group has restored profitability.

In the first quarter of 2002, three of the four business areas reported operating profits. Including NOK 31 million of non-recurring costs related to the integration of former Aker Maritime units, operating profit in Aker Kvaerner was NOK 81 million. Aker Maritime units were consolidated with effect from March.

Kvaerner E&C (Engineering & Construction) reported an operating profit of NOK 18 million, and Shipbuilding, NOK 137 million. Kvaerner Pulp & Paper had an operating loss of NOK 55 million during the period.

The financial restructuring of the Group was successfully completed in the first quarter. Net interest-bearing debt was NOK 940 million at the end of March, reduced from NOK 6.3 billion at the end of 2001.

Correspondingly, the equity ratio at the end of March 2002 was 22.9 per cent compared with 7.0 per cent at the beginning of the year. Inclusive of subordinated debt, the adjusted equity ratio at the end of the first quarter was 35.5 per cent.

Several changes to the operational structure of the Group were completed, including the combination with the oil and gas units of Aker Maritime, the establishment of a jointly owned shipyard management company, and the move of the head office from London to Oslo.

In May, further changes were introduced. Motivated by a wish to service its global and regional customers more effectively, Kvaerner announced that the oil and gas activities of Kvaerner E&C in Houston and Asia Pacific would be integrated with Aker Kvaerner. The change will allow Kvaerner E&C to address more clearly the needs of its customers and concentrate its efforts on improving its existing global operations.

At the end of March the combined order reserve of the Group was NOK 47.5 billion, an increase of NOK 10.9 billion since the beginning of the year. The former Aker Maritime companies joined in March with a combined reserve of NOK 13.2 billion. The order intake for Aker Kvaerner was exceptionally good in the first quarter this year, with significant new orders relating to the Kristin field development project and long-term maintenance and operation contracts in Norway.

Meanwhile, the order reserve in the Shipbuilding and Kvaerner E&C business areas declined through the first quarter, and new orders are required.

continued operational improvement. Management is spending much time with key customers to ensure that Group priorities are aligned with customer requirements.

Internally, management is focusing on making improvements for health, safety and environmental issues, reducing costs, improving productivity, and a strengthening of the risk management culture throughout the Group.

Operational performance is expected to remain relatively strong in Aker Kvaerner for the rest of the year, while the position in Kvaerner E&C and Kvaerner Pulp & Paper is expected to gradually improve. The Kvaerner shipyards will produce varying results in the coming quarters.

Consolidated key figures and Business area key figures
Click for tables

ENDS

For further information:

Oslo, Norway: Geir Arne Drangeid, Senior Vice President, Group Communications, Kvaerner ASA: +47 913 10 458 or geirarne.drangeid@kvaerner.com

London, UK: Paul Emberley, Vice President, Group Communications, Kvaerner ASA: +44 (0) 20 7339 1035 or +44 (0)7768 813090 or paul.emberley@kvaerner.com

Notes to editors:

NOK = Norwegian Kroner; US$/NOK – .8.4; UK£/NOK – 12.1; EUR /NOK – 7.6

Later in the day, at 12.00 noon (London time), (7am New York), Helge Lund, Kvaerner's Group President & CEO, will present the results for international media and analysts via a conference call from Oslo, Norway, and will answer questions. If you would like to participate in the telephone conference you may dial-in, listen and take part by calling +44 (0)20 8240 8245, quoting "Kvaerner Results" if you are in the UK/Europe. In North America, at 7am (EST), participants may call +1 877 311 0757 quoting "Kvaerner Results". An instant replay will also be available for a period of five days after the telephone conference by calling (UK/ Europe) +44 (0)20 8288 4459 (access code: 613812) or in the USA, call +1 703 736 7336 (access code: 613812).

Kvaerner is a world-class international oil services, engineering and construction, and shipbuilding Group, with the capability and resources to undertake the world's most challenging projects. Today's Kvaerner is an industrial technology provider. It meets the needs of its customers by adding value to their business – through the provision of innovative, cost-effective solutions – for challenges in the hydrocarbons, process, and maritime industries. The Group's activities are organised in four core business areas: Aker Kvaerner (Oil & Gas), E&C (Engineering & Construction), Pulp & Paper, and Shipbuilding. Following the merger between Aker Maritime and Kvaerner's Oil & Gas business, the Kvaerner Group expects to have revenues in 2002 approaching US$6 billion, with some 42,000 permanent staff located in more than 30 countries throughout Europe, Africa, Asia and the Americas.

Group Press Release

New director proposed for Kværner ASA Board

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14 May 2002

The nomination committee of Kværner ASA has proposed Bjørn Flatgård as a new member of the Company's Board. The proposal has been put forward after soundings were taken among Kvaerner's leading shareholders.

"The nomination committee has made a point of proposing a director with industrial competence, international experience and integrity, and who moreover, will attend to the interests of all Kvaerner's shareholders," said Ragnhild M Wiborg, the committee head. "Having contacted the leading shareholders, both institutional and industrial, the nomination committee made an overall assessment and unanimously decided to propose Bjørn Flatgård as the new member of the Board."

The election of a new director will take place at Kvaerner's Annual General Meeting on 15 May.

The vacancy on the Board arose in December 2001 when Helge Lund, having been appointed Chief Executive Officer of Kværner ASA, decided to resign from his seat on the Board.

Bjørn Flatgård is Chief Executive Officer of Elopak AS. He has an engineering degree from the Norwegian Institute of Technology, and an MBA from the Norwegian School of Management.

ENDS

For further information:

Ragnhild M Wiborg, Head of the Nomination Committee: +47 22 01 02 27

Group Press Release

Kvaerner: members of committee of inquiry appointed

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10 May 2002

The Board of Kvaerner today announced that it has appointed the last two members of the Committee which is to investigate the administration of the Company and compliance with the disclosure requirements to shareholders and the market. The Committee of Inquiry will begin work immediately, and its final report is due for completion by the summer 2003.

The final two members of the Committee are business economist – Tore J Fjell, and lawyer – Carl J Hambro. Fjell, who now works at Hartmark Consultants, was previously a director of the Oslo Stock Exchange responsible for listed companies. Hambro, a partner in the law firm Hambro og Garman, is an expert in securities. Professor Kåre Lilleholt of the law faculty at the University of Bergen was previously appointed to head the Committee of Inquiry.

In accordance with the agreement made with Invitt AS, the shareholder which originally required an official investigation, all the members of the Committee of Inquiry fulfil the competence requirements laid down in the Act on Public Limited Companies, paragraphs 5-26, no. 3, point 2. The reports from the Committee of Inquiry will be made public in an appropriate manner when they become available.

The Committee of Inquiry will investigate the administration of the Company from 1 July 1998. To the extent that it considers it expedient, it may also take into account the period prior to this date. The Committee is to concentrate its inquiries on important questions and events that can explain developments and/or provide indications of possible breaches of the law or regulations.

ENDS

For further information: Paul Emberley, Vice President, Group Communications, Kvaerner ASA: +44 (0)20 7339 1035 or +44 (0)7768 813090 or paul.emberley@kvaerner.com or visit the website at www.kvaerner.com

Note to editors: Kvaerner is a world-class international oil services, engineering and construction, and shipbuilding Group, with the capability and resources to undertake the world's most challenging projects. Today's Kvaerner is an industrial technology provider. It meets the needs of its customers by adding value to their business – through the provision of innovative, cost-effective solutions – for challenges in the hydrocarbons, process, and maritime industries. The Group's activities are organised in four core business areas: Oil & Gas, E&C (Engineering & Construction), Pulp & Paper, and Shipbuilding. Following the merger between Aker Maritime and Kvaerner's Oil & Gas business, the Kvaerner Group expects to have revenues in 2002 approaching US$6 billion, with some 42,000 permanent staff located in more than 30 countries throughout Europe, Africa, Asia and the Americas.

Group Press Release

Kvaerner's oil and gas activities strengthened; regional hubs established in Houston and Singapore

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08 May 2002

Kvaerner today announced that its oil and gas business, Aker Kvaerner, has strengthened its presence in the Gulf of Mexico and Asia Pacific regions with the integration of an additional 1,800 engineering and project management staff from Kvaerner E&C.

"Through this strategic move – which will make more efficient use of our overall resources, and improve our co-ordination in the market – Kvaerner will strengthen its presence in the oil and gas industry, and will be able to work more effectively with its global and regional customers," said Helge Lund, Group President & CEO. "At the same time, the move will enable us to better focus our E&C resources – providing an improved service within this segment too," concluded Lund.

Aker Kvaerner's global activities within the oil and gas industry will now be focused on Oslo and Stavanger in Norway, Aberdeen in the UK, Houston in the USA, and in Singapore.

Now with some 1,600 local staff, Aker Kvaerner becomes one of the largest providers of engineering and project management services in Houston.

"We believe our offshore field development competence is particularly relevant in Houston as our customers here typically engage in frontier development projects in many of the world's most demanding deepwater areas," said Sverre Skogen, CEO of Aker Kvaerner. "The ability to service our oil and gas customers, both onshore and offshore, will strengthen our presence in the worldwide market – as well as improve our ability to use Aker Kvaerner's skilled workforce more efficiently."

To further strengthen its position in the Houston area, Aker Kvaerner has decided to move certain management functions from Norway and establish a regional headquarters in the U.S. Jon Erik Reinhardsen has been appointed Deputy CEO for Aker Kvaerner – and he will head the U.S. organisation for that business area. He will also continue to lead the Products & Technology division of Aker Kvaerner.

Other key Aker Kvaerner executives in Houston are Erik Wiik – head of the Field Development International division, and George Doremus – who will continue to lead the onshore business, including Kvaerner E&C's chemicals, polymers, and refining activities.

Following the re-organisation, a total of some 6,000 Aker Kvaerner employees will be attached to the regional headquarters in Houston, which will account for combined annual revenues of approximately US$1.2 billion.

In Asia Pacific, Singapore will become the main hub for Aker Kvaerner. The region will serve the key markets of China, Malaysia and Indonesia, in addition to Vietnam and Australia, through a network of facilities including Singapore, Beijing, Shanghai, Kuala Lumpur, Jakarta,

The 1,200 Aker Kvaerner staff in the region is involved in front end design, engineering and project management for development projects as well as maintenance and operations support. Aker Kvaerner also has substantial resources in the provision of supplies for marine, drilling and subsea products in the region.

Based in Singapore, George Lim will lead Aker Kvaerner's Asia Pacific operations, reporting to Sverre Skogen.

Kvaerner E&C's existing customer base and markets will be unaffected by today's announcement – with the newly combined offices and resources continuing to serve these important activities. Keith Henry, CEO of Kvaerner E&C, commented: "For Kvaerner's operations as a whole, the integration of our resources will provide much stronger and focused locations from which we can serve our customers. For Kvaerner E&C – it allows us the opportunity to be more efficient, to concentrate our efforts on improving our existing global operations – and to more clearly address the needs of our customers."

ENDS

For further information:

Paul Emberley, Vice President, Group Communications, Kvaerner ASA: +44 (0)20 7339 1035 or +44 (0)7768 813090 or paul.emberley@kvaerner.com or Geir-Arne Drangeid, Senior Vice President, Group Communications, Kvaerner ASA: +47 67 51 30 36 or visit the website at www.kvaerner.com For hi-resolution pictures of Helge Lund, Sverre Skogen and Keith Henry, email jennifer.osborn@kvaerner.com

Note to editors: Kvaerner is a world-class international oil services, engineering and construction, and shipbuilding Group, with the capability and resources to undertake the world's most challenging projects. Today's Kvaerner is an industrial technology provider. It meets the needs of its customers by adding value to their business – through the provision of innovative, cost-effective solutions – for challenges in the hydrocarbons, process, and maritime industries. The Group's activities are organised in four core business areas: Oil & Gas, E&C (Engineering & Construction), Pulp & Paper, and Shipbuilding. Following the merger between Aker Maritime and Kvaerner's Oil & Gas business, the Kvaerner Group expects to have revenues in 2002 approaching US$6 billion, with some 42,000 permanent staff located in more than 30 countries throughout Europe, Africa, Asia and the Americas.

Group Press Release

Kvaerner secures NOK300 million contract to commission Grane offshore platform

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29 Apr 2002

Aker Kvaerner today announced the award by Norsk Hydro of a contract for the hook-up and commissioning of the Grane platform. The contract, worth some NOK300 million, will be undertaken when the platform is installed on the field in April 2003. At peak, about 1,000 employees will be involved in the work. In recent years Aker Kvaerner has made a special commitment to developing expertise in efficient and safe hook-up and commissioning, so that development projects can swiftly move into the production phase.

Aker Kvaerner companies have previously secured contracts for engineering and construction and the delivery of drilling equipment for the Grane production platform. With the most recent contract, Aker Kvaerner becomes involved in the whole Grane development project.

The jacket and topside modules for Grane will be towed out to the field and installed in the Spring of 2003. The topsides consist of three large modules that will be lifted into position on the jacket by a crane vessel. Weighing almost 11,000 tonnes, the production module and deck are being provided as a turnkey delivery by the Kvaerner Egersund yard. The living quarters, power generation and utilities module, weighing around 5,500 tonnes, will be comprise a turnkey delivery from Kvaerner Rosenberg.

The 6,500-tonne drilling module is to be delivered by Aker Stord, with drilling equipment supplied by associate company, Maritime Hydraulics. The jacket will be a turnkey delivery from Aker Verdal. Engineering of the topside modules and jacket has been undertaken by Aker Kvaerner's engineering companies in Oslo and Kristiansand. The new contract for hook-up and commissioning will mainly be undertaken by staff of Aker Kvaerner companies in the Stavanger area.

ENDS

For further information:

Torbjørn S Andersen, Vice President, Corporate Communications, Aker Kvaerner: +47 22 94 53 90 or Paul Emberley, Vice President Group Communications, Kvaerner ASA: +44 (0)20 7339 1035 or +44 (0)7768 813090 or paul.emberley@kvaerner.com

Notes to editors: Kvaerner is a world-class oil and gas services, engineering and construction, and shipbuilding Group, with the capability and resources to undertake the world's most challenging projects. Today's Kvaerner is an industrial technology provider. It meets the needs of its customers by adding value to their business – through the provision of innovative, cost-effective solutions – for challenges in the hydrocarbons, process, and maritime industries. The Group's activities are organised in four core business areas: Oil & Gas, E&C (Engineering & Construction), Pulp & Paper, and Shipbuilding. Following the merger between Aker Maritime and Kvaerner's Oil & Gas business, the Kvaerner Group expects to have revenues in 2002 approaching US$6 billion, with some 42,000 permanent staff located in more than 30 countries throughout Europe, Africa, Asia and the Americas.

Disclaimer

Group Press Release

Kvaerner secures Operation & Maintenance contracts in Vietnam and Australia – together worth up to US$40 million

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25 Apr 2002

Kvaerner today announced the award of a significant contract by BP Exploration Operating Company Limited for Operation & Maintenance Support Services to the Nam Con Son Development in Vietnam. The total value of these services is estimated to be in the range of US$15-20 million. Also today, the Group announced the extension of an existing O&M contract for Woodside Energy Limited, working on the Laminaria Northern Endeavour FPSO, situated on the NW Australian Shelf. The existing 3-year contract has been extended for a further 2 years, concluding in October 2004. The total value of the extension contract for Woodside is approximately US$20 million.

For BP in Vietnam, Kvaerner will provide services at both the offshore gas production platform and onshore facilities, which are located in Vung Tau, some 80 kilometres south east of Ho Chi Minh City. Kvaerner's scope of work includes the provision of core team and ad-hoc personnel to carry out the initial set-up and continual management of the contract, campaign maintenance services, shutdown and major maintenance services, and modification services.

Graeme Shirreffs, KFM Operations Director said: "The Nam Con Son award is a major breakthrough in the development of our business in South East Asia – and it is a significant contract from one of the industry's top blue-chip organisations. We see the market for KFM in Asia Pacific growing substantially over the next few years and we are now very well placed to build on our successes to date."

The BP contract has been awarded to Kvaerner Facilities Management (KFM) which is Kvaerner's unit for the Operation & Maintenance business in the Asia Pacific region. One of the key criteria in securing the contract was the ability to demonstrate an established track record in similar Operation & Maintenance contracts, combined with a strong regional capability. "Our previous experience in working with BP on projects such as the Harding Operation & Maintenance project and the BP/Petronas Acetyls project in Malaysia were important factors in helping us win this contract and this will ensure that our world-class safety culture is adopted by the project in Vietnam." added Donald Kemp, Director of International Business for KFM.

A further important factor in securing the project is Kvaerner's partnership with Petroleum Technical Services Company (PTSC) of Vietnam. Kvaerner is developing comprehensive workshop facilities with PTSC at the Vung Tau offshore supply base area that will provide support for the Nam Con Son Project, as well as other future requirements. PTSC will also provide local personnel and other resources required for the project, such as training facilities and equipment.

ENDS

For further information:

Graeme Shirreffs, Operations Director, Kvaerner Facilities Management, Asia Pacific: +603 381 8388 or graeme.shirreffs@kvaerner.com or Paul Emberley, Vice President Group Communications, Kvaerner ASA: +44 7768 813090 (in Asia until 27 April) or paul.emberley@kvaerner.com or visit the Group website at www.kvaerner.com

Notes to editors:

Kvaerner is a world-class international oil services, engineering and construction, and shipbuilding Group, with the capability and resources to undertake the world's most challenging projects. Today's Kvaerner is an industrial technology provider. It meets the needs of its customers by adding value to their business – through the provision of innovative, cost-effective solutions – for challenges in the hydrocarbons, process, and maritime industries. The Group's activities are organised in four core business areas: Oil & Gas, E&C (Engineering & Construction), Pulp & Paper, and Shipbuilding. Following the merger between Aker Maritime and Kvaerner's Oil & Gas business, the Kvaerner Group expects to have revenues in 2002 approaching US$6 billion, with some 42,000 permanent staff located in more than 30 countries throughout Europe, Africa, Asia and the Americas.

Kvaerner Facilities Management was established specifically to pursue and undertake Modification, Maintenance & Operation (MMO) contracts within the Asia Pacific region. It combines the technical expertise and track record of Kvaerner's MMO business in Aberdeen, Scotland, and Kvaerner Facilities Management of Perth, Australia – with the regional strength and management resources of the Operation & Maintenance business of Kvaerner E&C, Asia Pacific. The Asia Pacific regional headquarters for Kvaerner Facilities Management is Kuala Lumpur, Malaysia. This organisation brings together a substantial track record in operation and maintenance projects for companies such as BP, Total/Elf/ Fina, Woodside Australia, Bataan Polyethylene Corporation of the Philippines and many others.

Group Press Release

Aker Kvaerner joint venture awarded main contract for White Rose platform, offshore Canada

02 Apr 2002

Aker Kvaerner, part of the international oil services, engineering and construction, and shipbuilding Group, Kvaerner, today announced that Husky Energy has awarded the joint venture comprising Aker Kvaerner (49 per cent) and its partner Peter Kiewit & Sons Co. (51 per cent), an EPC contract for the complete topside facilities for the White Rose FPSO, offshore Newfoundland, Canada. The contract has a value of approximately US$400 million. The White Rose field will be developed with a production vessel, and the contract is regarded as a major milestone in Aker Kvaerner's strategy, for which the Canadian market is a key geographical area.

All engineering, procurement and construction activities will be undertaken from the Joint Venture's offices under the name of Aker Maritime Kiewit Contractors (AMKC), in Newfoundland. AMKC is now in the process of expanding its existing facilities in St. John's, Newfoundland. In addition to personnel recruited locally in Newfoundland and elsewhere in Canada, key project staff from Aker Kvaerner's offices in both Norway and Scotland have been mobilised to St. John's to complement the team. The project will start immediately, and the vessel is scheduled to start production in late 2005.

Both Aker Kvaerner and Peter Kiewit have a strong profile in the Canadian offshore business after successfully participating in the Hibernia development. Aker Kvaerner regards Canada as an interesting market with long-term prospects. Offshore Canada also imposes much of the same climatic and environmental conditions that are experienced by Aker Kvaerner on projects offshore Northern Europe and elsewhere.

The White Rose oilfield is located 350 kilometres east of Newfoundland. Recoverable reserves for the South Avalon pool of the oilfield are estimated at 200-250 million barrels. The field is being developed with a production ship, a so-called FPSO (Floating Production Storage and Offloading unit).

ENDS

For further information:

CANADA: Harald Gulaker, President, Aker Kvaerner President Canada: +1 709 738 6983 or +1 709 738 6900 or harald.gulaker@akermar.com

NORWAY: Torbjorn S. Andersen, Vice President, Corporate Communications, Aker Kvaerner: +47 22 94 53 90 or +47 928 85 542 or torbjorn.andersen@akerkvaerner.com

UK: Paul Emberley, Vice President, Group Communications, Kvaerner ASA: +44 (0)20 7339 1035 or +44 (0)7768 813090 or paul.emberley@kvaerner.com

Note to editors: Kvaerner is a world-class oil and gas services, engineering and construction, and shipbuilding Group, with the capability and resources to undertake the world's most challenging projects. Today's Kvaerner is an industrial technology provider. It meets the needs

of its customers by adding value to their business – through the provision of innovative, cost-effective solutions – for challenges in the hydrocarbons, process, and maritime industries. The Group's activities are organised in four core business areas: Oil & Gas, E&C (Engineering & Construction), Pulp & Paper, and Shipbuilding. Following the merger between Aker Maritime and Kvaerner's Oil & Gas business, the Kvaerner Group expects to have revenues in 2002 approaching US$6 billion, with some 40,000 permanent staff located in more than 30 countries throughout Europe, Africa, Asia and the Americas.

Disclaimer

Group Press Release

Kvaerner secures US$11 million deepwater project from BP

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25 Mar 2002

Kvaerner, the international oil services and products, engineering and construction, and shipbuilding Group, today announced that Aker Kvaerner has been awarded a contract to supply advanced drilling and mooring equipment for BP. The contract, which is worth US$11 million, is for one the USA's largest oil fields – in almost 2,000 metres of water depth – in the Gulf of Mexico.

The advanced deepwater equipment has been developed and will be delivered by Maritime Hydraulics and Maritime Pusnes. Both are among the world leaders in their sectors. The equipment is due for completion and delivery in the first quarter of 2003.

The equipment is for a semi-submersible platform which BP is having built for installation on the Thunder Horse oil field. Together with three nearby oil and gas fields, Thunder Horse is part of a pioneering project for oil and gas production in waters deeper than any field off the coast of Norway.

Maritime Hydraulics is to supply compensation equipment and equipment for handling drilling equipment. The company, which has some 800 employees and is based in Kristiansand in southern Norway, develops and manufactures advanced drilling technology and drilling equipment. Maritime Pusnes will supply guide sheaves for the platform's mooring system. The company develops and produces advanced mooring equipment especially for deep waters, and various kinds of ship's gear. Based in Arendal in southern Norway, it has around 280 employees.

ENDS

For more information:

Leif Hauko, President, Maritime Pusnesm: +47 90 99 0774 or Torbjørn Andersen, Vice President, Corporate Communications, Aker Kvaerner: +47 22 94 53 or +47 928 85 542

Note to editors: Kvaerner is a world-class international engineering and construction Group with the capability and resources to undertake the world's most challenging projects. Today's Kvaerner is an industrial technology provider. It meets the needs of its customers by adding value to their business – through the provision of innovative, cost-effective solutions – for challenges in the hydrocarbons, process, and maritime industries. The Group's activities are organised in four core business areas: Aker Kvaerner (Oil & Gas), E&C (Engineering & Construction), Pulp & Paper, and Shipbuilding. Following the merger between Aker Maritime and Kvaerner's Oil & Gas business, the Kvaerner Group expects to have revenues in 2002 approaching US$6 billion, with some 40,000 permanent staff located in more than 30 countries throughout Europe, Africa, Asia and the Americas.

Group Press Release

Aker Kvaerner secures contract in excess of £10 million from Shell for North Sea platform

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21 Mar 2002

Aker Kvaerner, part of the international oil services, engineering and construction, and shipbuilding Group, Kvaerner, today announced that its subsidiary, Aker Verdal AS, has secured a contract from Shell U.K. Exploration and Production – worth in excess of £10 million – for the engineering, procurement and construction of a jacket and piles for the Goldeneye Platform. The platform will be located on the UK Continental Shelf.

The work will be undertaken by Aker Kvaerner's Verdal yard in Norway. Speaking about the award from Shell, Sverre Skogen, CEO of Aker Kvaerner said: "This award demonstrates that our long experience and specialisation in jacket construction has paid off – and suggests that our yards can be competitive in the international market."

Aker Kvaerner Technology will start work on the design engineering immediately, whilst fabrication at the Verdal yard will commence in October 2002. At its base, the jacket measures 35 metres square, with a height of 140 metres, and a total weight of 3,000 tons.

At its peak, the contract is expected to engage about 150 people. Once delivered in June 2003, the Goldeneye Jacket will be the 28th such structure that Aker Verdal has undertaken in a row. Aker Verdal is one of the few yards in Europe specialising in jacket construction for the upstream oil and gas industry – with three jackets currently under construction – Kvitebjørn for Statoil, Valhall for BPAmoco, and Grane for Norsk Hydro.

ENDS

For further information:

Arnstein Ansnes, President of Aker Verdal Holding: +47 74 07 47 42 or +47 90 03 41 66

Torbjørn S Andersen, Vice President, Corporate Communications, Aker Kvaerner: +47 22 94 53 90 or +47 928 85 542

Paul Emberley, Vice President, Group Communications, Kvaerner ASA: +44 (0)20 7339 1035 or +44 (0)7768 813090 or paul.emberley@kvaerner.com

Note to editors: Kvaerner is a world-class oil and gas services, engineering and construction, and shipbuilding Group, with the capability and resources to undertake the world's most challenging projects. Today's Kvaerner is an industrial technology provider. It meets the needs of its customers by adding value to their business – through the provision of innovative, cost-effective solutions – for challenges in the hydrocarbons, process, and maritime industries. The Group's activities are organised in four core business areas: Oil & Gas, E&C (Engineering & Construction), Pulp & Paper, and Shipbuilding. Following the merger between Aker Maritime and Kvaerner's Oil & Gas business, the Kvaerner Group expects to have revenues in 2002 approaching US$6 billion, with some 40,000 permanent staff located in more than 30 countries throughout Europe, Africa, Asia and the Americas.

Disclaimer

Group Press Release

Demand for public investigation of Kvaerner is withdrawn

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19 Mar 2002

Kvaerner, the international oil services, engineering and construction, and shipbuilding Group, has today entered into an agreement with one of its shareholders to withdraw the demand for a public investigation of the Company. An independent committee will instead be appointed, comprising three members. The committee will prepare a report – and this will be made available to the public.

The chairman of the committee will be Dr Kåre Lilleholt, Professor of Law at the University of Bergen, Norway. The other members of the committee will be nominated later.

The committee will investigate the administration of the Company by the Board of Directors and the Management during the period 1 July, 1998 to the present day. If necessary for the investigation, the committee will also consider conditions prior to this period. The committee is expected to initiate the work before summer 2002.

ENDS

For further information: Paul Emberley, Vice President, Group Communications, Kvaerner ASA: +44 (0)20 7339 1035 or +44 (0)7768 813090 or paul.emberley@kvaerner.com

Notes to editor: Kvaerner is a world-class oil and gas services, engineering and construction, and shipbuilding Group, with the capability and resources to undertake the world's most challenging projects. Today's Kvaerner is an industrial technology provider. It meets the needs of its customers by adding value to their business – through the provision of innovative, cost-effective solutions – for challenges in the hydrocarbons, process, and maritime industries. The Group's activities are organised in four core business areas: Oil & Gas, E&C (Engineering & Construction), Pulp & Paper, and Shipbuilding. Following the merger between Aker Maritime and Kvaerner's Oil & Gas business, the Kvaerner Group expects to have revenues in 2002 approaching US$6 billion, with some 40,000 permanent staff located in more than 30 countries throughout Europe, Africa, Asia and the Americas.

Group Press Release

Kvaerner awarded expansion project for Teijin Twaron in The Netherlands

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14 Mar 2002

Kvaerner today announced that it has signed a contract valued at approximately EUR 15 million with Teijin Twaron, one of the world's largest producers of high performance fibres. The project entails the engineering, procurement and construction management services for a major capacity increase of Teijin Twaron's spinning facilities at Emmen, in The Netherlands, representing an investment of EUR 100 million.

The project will increase Teijin's annual Twaron® production in The Netherlands by 7,500 metric tons, to a total of 18,500 metric tons. The overall project also involves the production increase of monomers and polymers in Delfzijl, which, together with the spinning facilities in Emmen, takes the total investment by Teijin in The Netherlands to approximately EUR 200 million.

Kvaerner has already been involved in the project since early 2001, assisting in the finalising of the basic engineering together with a joint team of Teijin Twaron, Akzo Engineering and Kvaerner engineers. The fast-track project is scheduled for full completion in April 2003, and will be executed from Kvaerner E&C's operations in Zoetermeer, The Netherlands. Activities on the construction site have already commenced to ensure the challenging schedule is achieved.

The award of this project to Kvaerner once again underlines Kvaerner's leading position in the European market and the confidence of Teijin Twaron in Kvaerner to execute this important project.

ENDS

For further information:

Paul Emberley, Vice President, Group Communications, Kvaerner ASA: +44 (0)20 7339 1035 or +44 (0)7768 813090 or paul.emberley@kvaerner.com; or Samantha Voorvelt, PR Co-ordinator Benelux / Germany: +31 (0)79 3688 563 or samantha.voorvelt@kvaerner.com or Caroline Mackay, Corporate Communications Manager, Teijin Twaron BV: 026 366 2030 or caroline.mackay@twaron.com or Eiso Alberda van Ekenstein, Chief Strategic Planning Officer, Teijin Twaron BV: +31 26 366 2423 or http://www.twaron.com

Notes to editors:

Download a picture of the contract signing: http://www.kvaerner.com/gfx/img1.html

Kvaerner is a world-class oil and gas services, engineering and construction, and shipbuilding Group, with the capability and resources to undertake the world's most challenging projects. Today's Kvaerner is an industrial technology provider. It meets the needs of its customers by adding value to their business – through the provision of innovative, cost-effective solutions – for challenges in the hydrocarbons, process, and maritime industries. The Group's activities are organised in four core business areas: Oil & Gas, E&C (Engineering & Construction), Pulp

& Gas business, the Kvaerner Group expects to have revenues in 2002 approaching US$6 billion, with some 40,000 permanent staff located in more than 30 countries throughout Europe, Africa, Asia and the Americas.

The E&C business area of Kvaerner specialises in the provision of process technology, design, engineering, project management, procurement and construction to a number of industrial sectors on a worldwide basis: chemicals and polymers, pharmaceuticals, oil and gas, water, energy, nuclear, minerals, mining, steel and transportation. Kvaerner's breadth of capability is unique among its competitors. It offers the complete range of services that are necessary to realise global projects from conception to start-up. These services include a portfolio of advanced process technologies, research and development, test work, a full range of engineering studies (including bankable feasibility and environmental studies), total project management, engineering and design, procurement, construction and maintenance services. Kvaerner E&C employs more than 9,000 people operating from over 30 offices worldwide.

Teijin Twaron is an international company that supplies customers throughout the world with para-aramid polymer, yarn, fiber, and pulp under the trade name Twaron®. These worldwide markets are served by our global sales and marketing network. The laboratories and technical service centres of Teijin Twaron are constantly improving the performance of our products and actively supporting our customers with the development of new products and application areas. Teijin Twaron is a member of the Teijin Group. Teijin is a global, technology-driven company, listed on the Tokyo Stock Exchange with a market capitalisation of USD 4.9 billion. It operates in five main business segments: fibers and textiles; films and plastics; pharmaceuticals and home health care; machinery and engineering and new products and other businesses, with an aggregate turnover of USD 6.1 billion. Teijin has approximately 23,000 employees worldwide.

Group Press Release

Solid starting position for Aker Kvaerner

11 Mar 2002

Kvaerner, the international oil services, E&C, and Shipbuilding Group, today launched a new company with 18,000 employees in 17 countries and on five continents. The new company, to be known as 'Aker Kvaerner', will supply products, services, technology and solutions worth NOK 20 billion a year to the global oil and gas industry. Aker Kvaerner is the result of a merger between Aker Maritime and Kvaerner Oil & Gas, and forms one of four business areas within the Kvaerner Group.

Subsidiaries of Aker Kvaerner have already won contracts totalling NOK 15.5 billion since the start of 2002, almost doubling the Group's order backlog in just over two months. The many companies embraced by the new organisation complement each other – and Aker Kvaerner is solidly placed to maintain an aggressive commitment both in its traditional home markets and in other parts of the world.

In many of its business streams, the new company will rank among the world's leading players. It is strong, for instance, in advanced drilling equipment, subsea facilities, the management of large and complex platform tow-outs, and the installation of seabed equipment. Aker Kvaerner also embraces some of the most advanced solutions for both platforms and mooring systems in deep water. It has become one of the biggest players in the large UK and Norwegian markets for maintenance, modifications and operational support on production platforms.

Preparations for merging Aker Maritime and Kvaerner Oil & Gas have been completed in just over two months, with more than 250 employees directly involved in the integration work. In addition, personnel from the whole organisation have been drawn into the planning and preparatory process. Establishing a new organisation has been a key task. Since the beginning of January, potential candidates for senior roles have been nominated and thoroughly assessed prior to key posts being filled.

The merger of Aker Maritime and Kvaerner Oil and Gas represents a major milestone in Norwegian industrial history. With traditions going back almost two centuries, these companies are now joining forces to reinforce their position with oil industry customers. Aker Kvaerner will be a large and significant employer in a number of local Norwegian communities, and one of the biggest sources of private sector jobs in several places along Norway's coast. With some 12,500 employees in Norway, the new company ranks as one of the country's largest industrial employers.

Setting a new standard for health, safety and the environment at work is one of Aker Kvaerner's key targets, both out of concern for its employees and the company and as a competitive factor. "We'll be thinking HSE in everything we do, at all levels and all times," affirms Aker Kvaerner CEO, Sverre Skogen. "That's the only objective we can live with."

ENDS

For more information: Paul Emberley, Vice President Group Communications, Kvaerner ASA: +44 (0)20 7339 1035 or +44 (0)7768 813090 or paul.emberley@kvaerner.com or

Torbjorn Andersen, Communications Manager, Aker Kvaerner: +47 9131 0458 or www.kvaerner.com **Note to editors:** Kvaerner is a world-class international oil and gas services, engineering and construction, and Shipbuilding Group, with the capability and resources to undertake the world's most challenging projects. Today's Kvaerner is an industrial technology provider. It meets the needs of its customers by adding value to their business – through the provision of innovative, cost-effective solutions – for challenges in the hydrocarbons, process, and maritime industries. The Group's activities are organised in four core business areas: Oil & Gas, E&C (Engineering & Construction), Pulp & Paper, and Shipbuilding. Following the creation of Aker Kvaerner, the Kvaerner Group as a whole expects to have revenues in 2002 approaching US$6 billion, with some 40,000 permanent staff located in more than 30 countries throughout Europe, Africa, Asia and the Americas.

Group Press Release

Upgrading Oseberg C

05 Mar 2002

Norsk Hydro has awarded Kvaerner a contract worth NOK 345 million to upgrade gas compression capacity on the Oseberg C platform in the Norwegian North Sea.

This assignment covers engineering, procurement and construction of a 650-tonne compressor module with associated hook-up work. It also embraces compressor testing on land and assistance to Hydro during offshore hook-up and commissioning.

Engineering work is due to begin immediately at Kvaerner's Lysaker premises outside Oslo. Fabrication will commence this August at the Rosenberg Verft yard in Stavanger.

Plans call for the module to be transported to the field in May 2003, with offshore completion scheduled for July of the same year.

The project will employ roughly 60 people at the design stage, and about 200 during the construction phase in Stavanger.

Kværner is very familiar with Oseberg C, which came on stream in 1991. The group was responsible for all engineering of the platform as well as construction of one module.

ENDS

Further information from: Geir Arne Drangeid, Senior Vice President, Corporate Communication, +47 67 51 30 36 or +47 91 31 04 58

Group Press Release

EU court rules in favour of Kvaerner

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28 Feb 2002

The Court of First Instance, has today ruled in the case concerning alleged breach of capacity restrictions at Kvaerner's German shipyard, Kvaerner Warnow Werft. The group has been informed that the Court has ruled in favour of Kvaerner.

The Court has thereby set aside the EU commission's decision that Kvaerner should repay DEM 117 million. Kvaerner paid and accounted for this amount in 2000.

The Court's decision can be appealed within two months. Although Kvaerner has not yet seen the details of the Court's decision, Kvaerner's preliminary understanding is that the amount will be repaid.

In addition to this case, the EU commission has not yet finalised its assessment of whether Kvaerner should partly repay subsidies received in connection with loss-making shipbuilding contracts when Kvaerner took over the yard 10 years ago. Kvaerner is of the opinion that such repayment can not be justified.

ENDS

For further information Geir Arne Drangeid, Senior Vice president, Group Communications
Tel: +47 6751 3036 or mobile: +47 913 10 458

Note to editors: Kvaerner is a world-class oil and gas services, engineering and construction, and shipbuilding Group, with the capability and resources to undertake the world's most challenging projects. Today's Kvaerner is an industrial technology provider. It meets the needs of its customers by adding value to their business – through the provision of innovative, cost-effective solutions – for challenges in the hydrocarbons, process, and maritime industries. The Group's activities are organised in four core business areas: Oil & Gas, E&C (Engineering & Construction), Pulp & Paper, and Shipbuilding. Following the merger between Aker Maritime and Kvaerner's Oil & Gas business, the Kvaerner Group expects to have revenues in 2002 approaching US$6 billion, with some 40,000 permanent staff located in more than 30 countries throughout Europe, Africa, Asia and the Americas.

Group Press Release

Kvaerner 2001 results – comment on the fourth quarter

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27 Feb 2002

Kvaerner ASA today announced its results for the year ending December 31, 2001. The pre-tax result after exceptional items was a loss of NOK 5.0 billion. The very weak result is in line with the assumptions made by new Board in connection with the refinancing towards the end of the year. Following the restructuring of debt, the injection of new equity into the Company, and the forthcoming integration of Aker Maritime with Kvaerner Oil & Gas, the Group now has a sound financial basis and a good industrial platform for further development.

Helge Lund, President & CEO of Kvaerner, commented on the results saying: *"2001 was a difficult year for Kvaerner. The results are clearly very unsatisfactory, but not highly relevant as the Company now moves forward. The starting balance sheet of Kvaerner with Aker Maritime operations included is as we predicted, and this gives us a good opportunity to create value for the future."*

2001 YEAR-END RESULTS

The operating loss before exceptional items was NOK 755 million. Including sales gains of NOK 285 million and exceptional items of NOK 2,367 million, the operating loss was NOK 2,837 million. The pre-tax result was a loss of NOK 4,961 million. Turnover for the year amounted to NOK 45 billion.

The development of the results throughout the year mirrored the emerging problems of the Group. As the problems became more apparent, the results deteriorated significantly throughout the second half of the year. This led to a highly unsatisfactory result for the year as a whole.

Substantial provisions were made in some of the business areas, related to completion problems and disputes on a number of contracts. Furthermore, provisions and write-downs of NOK 4.0 billion were made related to certain exposures, operational assets, and financial investments.

The Board will propose to the Annual General Meeting that no dividend should be paid for the year 2001.

FOURTH QUARTER RESULTS 2001

The fourth quarter operating loss before exceptional items was NOK 573 million compared with a NOK 613 million loss in the previous quarter. The result is mainly due to operating losses in the Engineering & Construction business area of NOK 276 million, the Warnow shipyard of NOK 80 million, and NOK 82 million at the Philadelphia shipyard.

Furthermore, the fourth quarter operating loss includes NOK 150 million of costs related to the total refinancing of the Group, and provisions of NOK 87 million related to the move of headquarters from London to Oslo.

In addition to the substantial provisions made in the third quarter, the Board deemed it necessary to take further write-downs and provisions of NOK 0.5 billion – related mainly to the Greenfield pulp factory in France and the Karbomont factory producing carbon black and hydrogen in Canada.

Sales gains of NOK 285 million were recorded in the fourth quarter for the sales of the Hydrocarbons business (Oil & Gas), Kvaerner Process Technology (Engineering & Construction) and Recycling & Dewatering (Pulp & Paper).

During preparation of the Group's accounts for 2001, in January 2002, it was discovered that some historical costs within the Oil & Gas business area had not been recognised in line with the progress of the projects. The project costs in question amounted to NOK 231 million in total, before a reversal of NOK 200 million in unutilised central reserves. The net effect in the Group accounts was NOK 31 million – and this figure was included in the exceptional provisions and write-downs recorded in the fourth quarter.

The order intake in the fourth quarter amounted to NOK 7.6 billion and the order reserve at the end of the period was NOK 36.6 billion, down from NOK 51.1 billion twelve months earlier. The order intake was significantly higher in 2000, particularly due to contracts within Shipbuilding. Several major orders recently secured by Aker Maritime will be transferred to the Oil & Gas business area as part of the integration of the two businesses.

Business area results

Oil & Gas: In the fourth quarter, operating profit before exceptional items deteriorated to NOK 19 million (3Q: NOK 115 million); revenues for the fourth quarter, however, showed an improvement over the previous quarter of NOK 371 million, to NOK 3,270 million. The business area booked a gain of NOK 125 million on the sale of the onshore engineering activities to Yukos Oil Company of Russia, affecting the profit before tax.

Engineering & Construction: Whilst the operating before exceptional items result improved in the fourth quarter over the previous quarter, the business area still produced a loss of NOK 276 million. The poor result is mainly caused by losses in the Metals business stream, together with the continued under-recovery in the major units, additional project losses within the Process business stream and provisions and contingencies added to projects in both Europe and the U.S.

Shipbuilding: The business showed an operating loss before exceptional items of NOK 7.0 million during the fourth quarter, representing a modest improvement over the loss in the third quarter of NOK 24 million. Operating revenues for the fourth quarter were comparable to those in the third quarter – at NOK 2,772 million. For the year as a whole, the operating profit of the area amounted to NOK 85 million.

Pulp & Paper: The fourth quarter operating result before exceptional items showed a loss of NOK 20 million (3Q: NOK –97 million) whilst operating revenues increased from NOK 1,124 million in the previous quarter, to NOK 1,431 million. The loss particularly relates to reduced workloads in both the Chemetics and Power business streams.

ENDS

For further information: Paul Emberley, Vice President Group Communications, Kvaerner ASA: +44 (0)7768 813090 or +44 (0)20 7339 1035

Later today, at 2pm (London time), (9am New York), Helge Lund, Kvaerner's President & CEO, will present the results for media and analysts via a conference call from Oslo, Norway, and will answer questions. If you would like to participate in the telephone conference you may dial-in, listen and take part by calling +44 (0)20 8781 0598, quoting "Kvaerner Results" if you are in the UK/Europe. In North America, at 9am (EST), participants may call +1 800 521 5499 quoting "Kvaerner Results". An instant replay will also be available for a period of five days after the telephone conference by calling (UK/ Europe) (0)20 8288 4459 (access code: 658382) or in the USA, call +1 800 625 5288 (access code: 1555859).

Kvaerner is a world-class international oil services, engineering and construction, and shipbuilding Group, with the capability and resources to undertake the world's most challenging projects. Today's Kvaerner is an industrial technology provider. It meets the needs of its customers by adding value to their business – through the provision of innovative, cost-effective solutions – for challenges in the hydrocarbons, process, and maritime industries. The Group's activities are organised in four core business areas: Oil & Gas, E&C (Engineering & Construction), Pulp & Paper, and Shipbuilding. Following the merger between Aker Maritime and Kvaerner's Oil & Gas business, the Kvaerner Group expects to have revenues in 2002 approaching US$6 billion, with some 40,000 permanent staff located in more than 30 countries throughout Europe, Africa, Asia and the Americas.

Group Press Release

Kvaerner awarded a US$20 million contract by Ripasa for a new continuous cooking plant in Brazil

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22 Feb 2002

Kvaerner today announced that its Pulp & Paper business area has secured a contract to supply a new Compact CookingTM Plant for Ripasa S.A. Celulose e Papel, in the state of São Paulo, Brazil. The order is valued at approximately US$ 20 million.

The scope of the contract implies that Kvaerner Pulping will supply and take responsibility for the design, fabrication, construction and services required for the new plant.

With the installation of the new plant, and with the bleach plant previously ordered from Kvaerner Pulping, Ripasa will have a state-of-the-art Fiberline, aiming for reduction of operational costs and production of high quality pulp.

Ripasa S.A. Celulose e Papel is a 100 percent Brazilian company, organised as a joint stock corporation for integrated pulp & paper production from eucalyptus.

ENDS

For more information: Per-Åke Färnstrand, President, Kvaerner Pulping AB, Fiberline Division: +46 54 19 46 14 or Aristides Labigalini, President, Kvaerner do Brasil Ltda.: +55 41 341 4501, aristides.labigalini@kvaerner.com.br or Paul Emberley, Vice President Group Communications, Kvaerner ASA: +44 (0)20 7339 1035 or +44 (0)7768 813090 or paul.emberley@kvaerner.com

Note to editors: Kvaerner is a world-class oil and gas services, engineering and construction, and shipbuilding Group, with the capability and resources to undertake the world's most challenging projects. Today's Kvaerner is an industrial technology provider. It meets the needs of its customers by adding value to their business – through the provision of innovative, cost-effective solutions – for challenges in the hydrocarbons, process, and maritime industries. The Group's activities are organised in four core business areas: Oil & Gas, E&C (Engineering & Construction), Pulp & Paper, and Shipbuilding. Following the merger between Aker Maritime and Kvaerner's Oil & Gas business, the Kvaerner Group expects to have revenues in 2002 approaching US$6 billion, with some 40,000 permanent staff located in more than 30 countries throughout Europe, Africa, Asia and the Americas.

Kvaerner wins EUR50 million Pulp & Paper contract in Chile

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08 Feb 2002

Kvaerner today announced that it's Pulp & Paper business area has secured a contract to supply boilers, air pollution control systems and a chemical plant for Celulosa Arauco y Constitución S.A.'s Valdivia Pulp mill in Chile. The order is valued at approximately EUR 50 million.

The new recovery boiler will burn black liquor from the pulping process and a 134 MWth, Bubbling Fluidised Bed power boiler will use bark as fuel. The design and manufacture of the boilers will be undertaken mainly in Finland. Kvaerner will also supply a sodium chlorate plant, together with an air pollution control system, comprising an incinerator for the destruction of strong non-condensable gases, and a vent gas scrubber.

Arauco's new mill, which is to be commissioned in 2004, will produce 600,000 tons of pulp per year.

Arauco is the biggest pulp producer in Chile with three mills in Chile and one in Argentina. The new Valdivia Pulp mill in southern Chile will produce bleached craft market softwood and hardwood pulps.

ENDS

For further information:

Jari Viitala (Power Boiler), Kvaerner Pulping, Finland: +358 20 1412 428 or +358 400 625 079

Jussi Mäntyniemi (Recovery Boiler), Kvaerner Pulping, Finland: +358 20 1412 412 or +358 40 769 154

Raymond Ma (Sodium Clorate Plant), Kvaerner Chemetics, Canada: +1 604 737 4478

Paul Emberley, Vice President, Group Communications, Kvaerner ASA, London: +44 (0)207 339 1035 or +44 (0)7768 813090 or paul.emberley@kvaerner.com

Notes to editors:

Kvaerner is a world-class international oil services, engineering and construction, and shipbuilding Group, with the capability and resources to undertake the world's most challenging projects. Today's Kvaerner is an industrial technology provider. It meets the needs of its customers by adding value to their business – through the provision of innovative, cost-effective solutions – for challenges in the hydrocarbons, process, and maritime industries. The Group's activities are organised in four core business areas: Oil & Gas, E&C (Engineering & Construction), Pulp & Paper, and Shipbuilding. Following the merger between Aker Maritime and Kvaerner's Oil & Gas business, the Kvaerner Group expects to have revenues in 2002 approaching US$6 billion, with some 40,000 permanent staff located in more than 30 countries throughout Europe, Africa, Asia and the Americas.

Kvaerner Pulp & Paper is a global supplier of technology, engineering, fabrication and construction services to the pulp and paper, power generation and chemical industries. It is the market leader in the supply of fiberlines, recovery and power boilers. The principal activities of Kvaerner Pulp & Paper are located in Sweden, Finland, the USA, Canada, Japan and Brazil. These operations are managed through three business streams: Fiberline, Power and Chemetics.

Disclaimer

Group Press Release

Kvaerner's Public Rights Offering

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08 Feb 2002

Kvaerner today announced that it has entered into a payment guarantee agreement with the managers of the Public Rights Offering, Carnegie ASA, Orkla Enskilda Securities ASA and Pareto Securities ASA, to ensure payment in full of the proceeds of NOK 1.5 billion from the Offering.

The payment guarantee amounts to NOK 27,016,608 and is divided equally among the three managers, at NOK 9,005,536 each. The Company will pay a guarantee commission of 1 per cent of the committed amount, which is to be divided between the managers in accordance with their commitments.

As a result of this payment guarantee, the Company expects that the Rights Offering will be registered with the Norwegian Registry of Business Enterprises today. The shares will be registered on subscribers accounts with the VPS (the Norwegian Share Registry) before the Oslo Stock Exchange opens for trading on Monday February 11, 2002.

ENDS

For further information:

Paul Emberley, Vice President, Group Communications, Kvaerner: +44 (0)207 339 1035 or +44 (0)7768 813090 or paul.emberley@kvaerner.com

Note to editors:

Kvaerner is a world-class international oil services, engineering and construction, and shipbuilding Group, with the capability and resources to undertake the world's most challenging projects. Today's Kvaerner is an industrial technology provider. It meets the needs of its customers by adding value to their business – through the provision of innovative, cost-effective solutions – for challenges in the hydrocarbons, process, and maritime industries. The Group's activities are organised in four core business areas: Oil & Gas, E&C (Engineering & Construction), Pulp & Paper, and Shipbuilding. Following the merger between Aker Maritime and Kvaerner's Oil & Gas business, the Kvaerner Group expects to have revenues in 2002 approaching US$6 billion, with some 40,000 permanent staff located in more than 30 countries throughout Europe, Africa, Asia and the Americas.

Group Press Release

Kvaerner secures Letter of Intent worth US$110 million for Kristin subsea project

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07 Feb 2002

Kvaerner has received a Letter of Intent to provide equipment for ten subsea wells, production controls, and support structures for the Kristin field operated by Statoil, on the Norwegian shelf. The order, which is to be awarded to Kvaerner Oilfield Products, will be worth in excess of US$110 million, and will involve the supply of equipment from Kvaerner companies in the USA, the UK, and Norway.

"This letter of intent confirms our successful development of sophisticated subsea well equipment – designed to withstand the high pressures and temperatures found in deep and complex reservoirs", commented Bjørn Klepsvik, President of Kvaerner Oilfield Products Group, the specialist subsea subsidiary.

The scope for the project includes the delivery of wellheads, valve-trees and subsea production control systems for ten wells. Four, 4-slot wellhead templates are also included. The high-pressure components for the valve-trees are to be provided by Kvaerner Oilfield Products in Houston, the control systems are to be built by Kvaerner in Aberdeen, Scotland, and the Company will assemble the wells at its Tranby site outside Oslo, Norway. The templates will be built at Kvaerner's yard in Egersund, Norway, where integration testing of the wellhead equipment will also be undertaken.

The contract is expected to be formalised within the next few weeks, and production will start at the Kristin field on October 1, 2005.

Hydrocarbons produced from the Kristin wells will be processed on a semi-submersible floating production platform. The contract for engineering, procurement and construction of the topsides for this platform was recently awarded to Aker Maritime, which is expected to merge with Kvaerner's Oil & Gas business area by the middle of March, 2002.

ENDS

For further information:

Bjørn Klepsvik, President, Kvaerner Oilfield Products: +44 (0)7808 940626 or Paul Emberley, Vice President, Group Communications, Kvaerner: +44 (0)207 339 1035 or +44 (0)7768 813090 or paul.emberley@kvaerner.com

Note to editors: Kvaerner is a world-class international oil services, engineering and construction, and shipbuilding Group, with the capability and resources to undertake the world's most challenging projects. Today's Kvaerner is an industrial technology provider. It meets the needs of its customers by adding value to their business – through the provision of innovative, cost-effective solutions – for challenges in the hydrocarbons, process, and maritime industries. The Group's activities are organised in four core business areas: Oil & Gas, E&C (Engineering & Construction), Pulp & Paper, and Shipbuilding. Following the merger between Aker Maritime and Kvaerner's Oil & Gas business, the Kvaerner Group

located in more than 30 countries throughout Europe, Africa, Asia and the Americas.

Disclaimer

Group Press Release

Kvaerner and Aker join forces in shipbuilding

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04 Feb 2002

Kvaerner today announced that it has agreed with Aker RGI Holding to establish a jointly owned shipbuilding management company. Together, the two groups own 12 shipyards in Europe, and one in the USA and Brazil. These yards have a total of some 13,500 employees – with combined revenues of NOK 20 billion.

Kvaerner and RGI have on a number of previous occasions stated the intention to merge their respective shipbuilding operations in the future. The parties have, however, agreed to postpone such negotiations until a better assessment of the financial and operational issues have been concluded, and until such time as the value of the operations can be more precisely determined. Both parties agree that substantial synergies can be achieved and that the value of their respective operations will increase through the establishment of a joint management company.

The management company, to be called 'Aker Kvaerner Yards AS', will be owned 50:50 by Kværner ASA and Aker RGI Holding ASA, and will become effective from February 15, 2002. The Company will co-ordinate the operation of the yards – and work to identify and realise synergies. The Company will have a lean staff, and its costs will be divided between the yards. The new Company will be headed by Leif A Langøy, currently CEO of Aker Yards, while Kvaerner's President & CEO, Helge Lund will be Chairman. Hans Petter Finne, currently head of Kvaerner's Shipbuilding business area will continue to work for Kvaerner during a transition period, following which he will leave the Group.

The shipbuilding operations of Kvaerner and Aker combined will have a leading position within several market segments, such as cruise ships, container vessels, Ro-Ro/Ro-Pax vessels, and offshore service vessels. Taken together, the shipbuilding operations will rank top among European shipyard groups in terms of revenue, and fourth in the world. The combined order reserve for the 14 yards currently comprises some 80 vessels – with a total value of about NOK 35 billion.

The combination of resources under a single management will open opportunities for effective utilisation of capacity, and a long sought-after strengthening of the Group level management resources available to the Kvaerner yards. It is anticipated that synergies will emerge from crossover technology/knowledge sharing, strengthened market capability and reduced procurement costs.

The joint management of the shipyards will not affect the legal or financial structure of the shipyards. Kvaerner's Shipbuilding operations will continue to constitute a separate business area of the Group.

Kvaerner and Aker expect that the most significant and immediate synergies can be identified between the German yards – Aker MTW and Kvaerner Warnow Werft. In order to realise these synergies quickly, the management company has been asked to present a proposal for a combination of the two yards to the parent companies, later this year.

skills, and further initiatives in connection with the current training programme utilising additional experienced personnel, will help to realise further improvements in the yard operations – thereby helping to secure enhanced value for shareholders.

ENDS

For further information:

Paul Emberley, Vice President, Group Communications, Kvaerner: +44 (0)207 339 1035 or +44 (0)7768 813090 or paul.emberley@kvaerner.com

Note to editors:

Kvaerner is a world-class international oil services, engineering and construction, and shipbuilding Group, with the capability and resources to undertake the world's most challenging projects. Today's Kvaerner is an industrial technology provider. It meets the needs of its customers by adding value to their business – through the provision of innovative, cost-effective solutions – for challenges in the hydrocarbons, process, and maritime industries. The Group's activities are organised in four core business areas: Oil & Gas, E&C (Engineering & Construction), Pulp & Paper, and Shipbuilding. Following the merger between Aker Maritime and Kvaerner's Oil & Gas business, the Kvaerner Group expects to have revenues in 2002 approaching US$6 billion, with some 40,000 permanent staff located in more than 30 countries throughout Europe, Africa, Asia and the Americas.

An international conference call for media and analysts will take place later today, at 14.00hrs (London time), (15.00hrs in Norway and Germany, or 16.00hrs in Finland, or 09.00hrs EST). Helge Lund, President & CEO of Kvaerner, and Chairman of the new management company, will make a brief presentation and answer questions. If you would like to join the conference call: in the UK or from Finland call (+44) (0)20 8401 1043 or toll-free in the UK, 0500 10 16 30. In Germany call toll-free 0800 11 00 200. In the USA +1 800 851 6286. Quote "Aker Kvaerner Yards". A replay will be available for a period of five days after the call. To access the replay in Europe, call toll-free +44 (0)500 637 880, key the access code 649122. To access the replay in the USA, call toll-free +1 800 625 5288, key the access code 1516493.

The presentation, including key figures, may be viewed by clicking here

Group Press Release

EU Court to give judgement in late February on penalty paid by Kvaerner for alleged over-production at German shipyard

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25 Jan 2002

Kvaerner, the international engineering, construction and shipbuilding Group, today said that the EU Court of First Instance in Luxembourg will hand down its judgement on February 28, 2002, in respect of the justification for penalties paid by Kvaerner in 2000 for alleged over-production at its German shipyard, Kvaerner Warnow.

During 1999 and 2000, the EU Commission determined that a total of DM 116.6 million be paid to the German authorities due to alleged over-production by Kvaerner Warnow Shipyard in 1997 and 1998. The penalty was fully paid by the Group in the first half of 2000.

The decisions of the EU Commission were contested by Kvaerner, and the judgement to be given at the end of February will address this action.

ENDS

For more information:

Paul Emberley, Vice President Group Communications, Kvaerner PLC: +44 (0)20 7339 1035 or +44 (0)7768 813090 or paul.emberley@kvaerner.com

Note to editors: Kvaerner is a world-class international engineering and construction Group with the capability and resources to undertake the world's most challenging projects. Today's Kvaerner is an industrial technology provider. It meets the needs of its customers by adding value to their business – through the provision of innovative, cost-effective solutions – for challenges in the hydrocarbons, process, and maritime industries. The Group's activities are organised in four core business areas: Oil & Gas, E&C (Engineering & Construction), Pulp & Paper, and Shipbuilding. Following the merger between Aker Maritime and Kvaerner's Oil & Gas business, the Kvaerner Group expects to have revenues in 2002 approaching US$6 billion, with some 40,000 permanent staff located in more than 30 countries throughout Europe, Africa, Asia and the Americas.

Group Press Release

Kvaerner invests in new production capacity for umbilicals

24 Jan 2002

Kvaerner, the international engineering, construction and shipbuilding Group, today announced that it has decided to invest NOK 100 million in a new umbilicals production facility for the sub-sea segment of the oil and gas industry in the Gulf of Mexico or Houston area.

Speaking about today's decision, Helge Lund, President & CEO of the Kvaerner Group, said: " As the financial challenges of Kvaerner now are about to be solved, I'm happy to announce that we are able to invest in the exciting growth area of umbilicals. This is a growing market and the profitability is good. We have invested in more capacity at Moss on several previous occasions – but that capacity has now been fully utilised. If we want to maintain our market share and to take part in the coming growth, we must increase our production capacity further."

A substantial part of the growth within sub-sea equipment generally and umbilicals especially, is expected to arise in the Gulf-of-Mexico, and in new markets such as West Africa and Brazil. Kvaerner has therefore decided to establish new production capacity in the most relevant of these areas.

The umbilicals are developed in Norway and the production facility at Moss in Norway has an overall market share of 50 per cent and is exporting 95 per cent of its production. From Moss, umbilicals are delivered to the North Sea, the Gulf-of-Mexico, West Africa and South East Asia. A total of 1,100 km of umbilicals have either been delivered or are order from Kvaerner Oilfield Products at Moss.

ENDS

For more information: Paul Emberley, Vice President Group Communications, Kvaerner PLC: +44 (0)20 7339 1035 or +44 (0)7768 813090 or paul.emberley@kvaerner.com

Note to editors: Kvaerner is a world-class international engineering and construction Group with the capability and resources to undertake the world's most challenging projects. Today's Kvaerner is an industrial technology provider. It meets the needs of its customers by adding value to their business – through the provision of innovative, cost-effective solutions – for challenges in the hydrocarbons, process, and maritime industries. The Group's activities are organised in four core business areas: Oil & Gas, E&C (Engineering & Construction), Pulp & Paper, and Shipbuilding. Following the merger between Aker Maritime and Kvaerner's Oil & Gas business, the Kvaerner Group expects to have revenues in 2002 approaching US$6 billion, with some 40,000 permanent staff located in more than 30 countries throughout Europe, Africa, Asia and the Americas.

Group Press Release

Kvaerner reaches preliminary agreement with Canyon Ranch to build two luxury cruise ships, worth EUR 450 million

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21 Jan 2002

Kvaerner, the international engineering and construction Group, today announced that it has signed a Memorandum of Understanding with the health resort company Canyon Ranch, of Tucson, Arizona, USA, to build two luxury spa/health resort cruise ships, for a total value of EUR 450 million. The two passenger vessels, each of about, 37,000 gross tons, are to be built by Kvaerner Masa-Yards in Finland, and are due for delivery in 2004 and 2005, respectively.

A final contract is subject to the satisfactory completion of certain conditions, including financing by Canyon Ranch.

ENDS

For more information:

Martin Landtman, Senior Vice President, Marketing & Sales, Kvaerner Masa-Yards, +358 9 194 2243 or +358 40 55 70 390 Paul Emberley, Vice President Group Communications, Kvaerner PLC: +44 (0)20 7339 1035 or +44 (0)7768 813090 or paul.emberley@kvaerner.com Henrik Segercrantz, Communications Manager, Kvaerner Masa-Yards, +358 9 194 2409

Note to editors: Kvaerner is a world-class international engineering and construction Group with the capability and resources to tackle the world's most challenging projects. Today's Kvaerner is an industrial technology provider. It meets the needs of its customers by adding value to their business – through the provision of innovative, cost-effective solutions – for challenges in the hydrocarbons, process, and maritime industries. The Group's activities are organised in four core business areas: Oil & Gas, E&C (Engineering & Construction), Pulp & Paper, and Shipbuilding. The Kvaerner Group has annual revenues in excess of US$6 billion, with some 34,000 permanent staff located in more than 30 countries throughout Europe, Africa, Asia and the Americas.

For background on Canyon Ranch, see www.canyonranch.com

Group Press Release

Kvaerner writes-off project costs held on balance sheet

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21 Jan 2002

Kvaerner, the international engineering and construction Group, today announced that during the preparation of Group accounts for 2001, it has been discovered that some historical costs within the Oil & Gas business area have not been recognised in line with the progress of the projects.

The project costs in question amount to NOK 230 million in total, and relate to the period from 1998 to 2000. This impacts directly on the reported result within the Oil & Gas business area for these accounting periods. It is not possible to allocate the costs to each individual accounting period.

The costs relate to the delayed recording of labour hours and negative variances between budgeted and actual hourly rates which were held on the balance sheet from 1998 to 2000, and were not taken into account when the projects were closed.

The Group expects these costs to have a minor negative impact on the result for the Oil & Gas business area in 2001. The write-off of these project costs will not affect liquidity.

During the period from 1998 to 2000, Kvaerner made significant provisions, of which NOK 200 million has not yet been utilised.

ENDS

For more information:

Finn Berg-Jacobsen, Acting CFO: +47 67 51 34 44, or Paul Emberley, Vice President Group Communications: +44 (0)20 7339 1035 or +44 (0)7768 813090 or paul.emberley@kvaerner.com

Note to editors: Kvaerner is a world-class international engineering and construction Group with the capability and resources to tackle the world's most challenging projects. Today's Kvaerner is an industrial technology provider. It meets the needs of its customers by adding value to their business – through the provision of innovative, cost-effective solutions – for challenges in the hydrocarbons, process, and maritime industries. The Group's activities are organised in four core business areas: Oil & Gas, E&C (Engineering & Construction), Pulp & Paper, and Shipbuilding. The Kvaerner Group has annual revenues in excess of US$6 billion, with some 34,000 permanent staff located in more than 30 countries throughout Europe, Africa, Asia and the Americas.

Group Press Release

Major shareholders of Kvaerner

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15 Jan 2002

Kvaerner, the international engineering and construction Group, today announced that, with reference to Section 15.1.3 of the Offering Circular dated 5 January 2002 and issued by Kvaerner ASA in connection with its Public Rights Offering of up to 187,500,000 new shares, Kvaerner ASA's twenty largest shareholders as registered in the VPS, (The Norwegian Share Registry) now comprise the following:

Name	Number of shares	%
1. Aker Maritime ASA	26 541 836	7.44
2. Folketrygdfondet	21 736 300	6.09
3. Morgan Stanley & Co. S/A Customer Segrega	19 567 640	5.49
4. State Street Bank & Client Omnibus	13 549 529	3.8
5. Salomon Brothers Int S/A Yukos Finance B.	12 897 487	3.62
6. Goldman Sachs Intern Equity House Clearan	12 500 000	3.5
7. Vital Forsikring ASA v/DnB Kapitalforvaltning	11 988 000	3.36
8. Yukos Finance B.V.	10 585 175	2.97
9. Skandinviska Enskil A/C Clients Account	9 009 062	2.53
10. Gjensidige Nor Spare	7 272 780	2.04
11. Orkla Enskilda Secur Egenhandelskonto	6 314 349	1.77
12. JP Morgan Chase Bank Clients Treaty Account	6 119 838	1.72
13. Verdipapirfondet Gam v/Anne Aspelin	5 000 002	1.4
14. Morgan Stanley and C Trading Account	4 911 081	1.38
15. Morgan Stanley and C Clients Safe Custody	3 096 099	0.87
16. JP Morgan Chase Bank S/A Cmblsa Re Omnibu	3 029 060	0.85
17. Investors Bank & Tru c/o Sparebanken Nor	2 882 374	0.81
18. Boston Safe Dep & Tr c/o Sparebanken Nor	2 743 451	0.77
19. Verdipapirfondet AVA c/o Avanse Forvaltning	2 743 050	0.77
20. JP Morgan Chase Bank BGI Treaty Lending	2 580 313	0.72
TOTAL 20 LARGEST	**185 067 426**	**51.89**
OTHER	171 566 490	48.11
TOTAL NO. OF SHARES	**356 633 916**	**100**

Kvaerner now has 29,244 registered ordinary shareholders of which 613 are shareholders not resident in Norway, representing approximately 37.85 per cent of the share capital.

ENDS

For more information: Paul Emberley, Vice President Group Communications: +44 (0)20 7339 1035 or paul.emberley@kvaerner.com

Note to editors: Kvaerner is a world-class international engineering and construction Group with the capability and resources to tackle the world's most challenging projects. Today's Kvaerner is an industrial technology provider. It meets the needs of its customers by adding value to their business – through the provision of innovative, cost-effective solutions – for

organised in four core business areas: Oil & Gas, E&C (Engineering & Construction), Pulp & Paper, and Shipbuilding. The Kvaerner Group has annual revenues in excess of US$6 billion, with some 34,000 permanent staff located in more than 30 countries throughout Europe, Africa, Asia and the Americas.

Disclaimer

Group Press Release

Kvaerner announces new Group structure and management team

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11 Jan 2002

Kvaerner today announced changes to the organisation of its business areas and Parent Company. Shipbuilding and Pulp & Paper, formerly categorised as 'Other Activities', are being established as separate business areas alongside E&C (Engineering & Construction) and Oil & Gas. The management structure of the Parent Company, Kværner ASA, will be simplified by having all support functions reporting to a newly created position of Chief of Staff. As previously announced, the Group has shelved plans to sell its Shipbuilding and Pulp & Paper operations.

"The changes to our corporate structure are natural consequences of this decision," said Kvaerner's President & CEO, Helge Lund. "In addition to the merger between Aker Maritime and Kvaerner Oil & Gas – improved operations and increased profitability will be our top priorities in the future. These organisational changes will allow us to focus maximum attention on achieving these objectives." Concluding, Lund added: "Each business area will have significant operational freedom and a clearly-defined responsibility to pursue its strategy. The reorganisation of the Parent Company with a smaller management team reflects a desire to establish clear lines of responsibility and decision-making."

Parent Company: The principal role of the Parent Company will be to supervise the business areas, with the emphasis on strategy, structure, management development, and external relations, and with the objective of creating a simple and effective decision making process. The relocation of the Parent Company's head office from London to Lysaker, outside Oslo, Norway, is continuing as planned, and will be completed by the end of the first quarter. As a result of these changes, the Parent Company is being reorganised with the creation of a new post of Executive Vice President, responsible for staff functions (Chief of Staff.) The CEO, CFO, and the Chief of Staff will constitute the senior management for Kværner ASA.

Trond Westlie, currently Chief Financial Officer at Aker Maritime, will move to Kvaerner and take up the position of CFO. Finn Berg-Jacobsen, who has been Kvaerner's Acting CFO since September 2001, has been appointed Chief of Staff. Sverre Skogen, currently CEO of Aker Maritime, has been appointed to head Kvaerner's Oil & Gas business area once the merger with Aker Maritime has been completed.

Jan T Jørgensen, who has been leading Kvaerner Oil & Gas through a positive development during the last couple of years, will continue to head this business and will remain a member of the integration steering committee until the merger has been completed. At that time, Mr Jørgensen will continue working for the Kvaerner Group in an advisory capacity for a period of time.

More/ . . .2

Corporate management team: Following these changes, Kvaerner's corporate management team will comprise:

Helge Lund, President & CEO

Trond Westlie, Chief Financial Officer

Finn Berg-Jacobsen, Chief of Staff

Keith Henry, President, E&C

Sverre Skogen, President, Oil & Gas

Hans Petter Finne, President, Shipbuilding

Athol Trickett, President, Pulp & Paper

Furthermore, Geir Arne Drangeid, currently Vice President, Corporate Communications at Aker Maritime, will assume the corresponding function at Kvaerner. He will report to Finn Berg-Jacobsen, but will attend meetings of the corporate management team.

Trond Andresen, currently Senior Vice President, Group Communications and IT, will support the new management team until February 1, 2002, at which time he will leave the Group.

ENDS

For more information:

Paul Emberley, Vice President Group Communications: +44 (0)20 7339 1035 or +44 (0)7768 813090 or paul.emberley@kvaerner.com

Note to editors: Kvaerner is a world-class international engineering and construction Group with the capability and resources to tackle the world's most challenging projects. Today's Kvaerner is an industrial technology provider. It meets the needs of its customers by adding value to their business – through the provision of innovative, cost-effective solutions – for challenges in the hydrocarbons, process, and maritime industries. The Group's activities are organised in four core business areas: Oil & Gas, E&C (Engineering & Construction), Pulp & Paper, and Shipbuilding. The Kvaerner Group has annual revenues in excess of US$6 billion, with some 34,000 permanent staff located in more than 30 countries throughout Europe, Africa, Asia and the Americas.

Group Press Release

New Kvaerner CEO resigns from Board position

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10 Jan 2002

Kvaerner, the international engineering and construction Group, today said that Helge Lund has resigned from the Board, following his appointment as the Company's new President & CEO on January 1, 2002. Mr Lund will retain the right and obligation to participate in Board Meetings.

Following the resignation of Helge Lund, the Board now comprises five non-executive Directors and three employee representatives. Kjell Inge Røkke is the Chairman of the Board.

ENDS

For more information:

Paul Emberley, Vice President Group Communications: +44 (0)20 7339 1035 or +44 (0)7768 813090 or paul.emberley@kvaerner.com

Note to editors: Kvaerner is a world-class international engineering and construction Group with the capability and resources to tackle the world's most challenging projects. Today's Kvaerner is an industrial technology provider. It meets the needs of its customers by adding value to their business – through the provision of innovative, cost-effective solutions – for challenges in the hydrocarbons, process, and maritime industries. The Group's activities are organised in four core business areas: Oil & Gas, E&C (Engineering & Construction), Pulp & Paper, and Shipbuilding. The Kvaerner Group has annual revenues in excess of US$6 billion, with some 34,000 permanent staff located in more than 30 countries throughout Europe, Africa, Asia and the Americas.

Group Press Release

Kvaerner – public Rights Offering

09 Jan 2002

Kvaerner, the international engineering and construction Group today announced that in connection with the public Rights Offering, with a subscription period from 8-22 January 2002, one subscription right has been issued for each 0.568714 shares held as at December 19, 2001. In total, this amounts to 187,500,000 subscription rights (which equals the number of shares to be issued under the Rights Offering). One subscription right gives the right to subscribe for one new share under the Rights Offering. Subscribers in the Directed Offering who owned shares in the Company as at December 19, 2001, waived their rights to use their preferential rights in the Rights Offering for the same number of shares as they were allotted shares in the Directed Offering. The number of subscription rights, which may be utilised under the Rights Offering, have, according to the above, been reduced by 12,087,798 subscription rights to 175,412,202 subscription rights.

Over-subscription is allowed. Subscription rights waived by the subscribers in the Directed Offering will be taken into account for allocation of shares in the event of over-subscription.

ENDS

For more information:

Paul Emberley, Vice President Group Communications: +44 (0)20 7339 1035 or +44 (0)7768 813090 or paul.emberley@kvaerner.com

Note to editors: Kvaerner is a world-class international engineering and construction Group with the capability and resources to tackle the world's most challenging projects. Today's Kvaerner is an industrial technology provider. It meets the needs of its customers by adding value to their business – through the provision of innovative, cost-effective solutions – for challenges in the hydrocarbons, process, and maritime industries. The Group's activities are organised in four core business areas: Oil & Gas, E&C (Engineering & Construction), Pulp & Paper, and Shipbuilding. The Kvaerner Group has annual revenues in excess of US$6 billion, with some 34,000 permanent staff located in more than 30 countries throughout Europe, Africa, Asia and the Americas.

Group Press Release

Restructuring of Kvaerner debt completed

08 Jan 2002

Kvaerner today said that it had been informed by its lenders that they have signed an Inter-creditor Agreement regulating the relationship between all financial creditors of Kværner ASA.

Thereby, all the necessary documentation of the restructuring of the Kvaerner debt has been successfully completed. The shares under the Directed Offering were formally subscribed and paid on January 7, 2002, and the share capital increase registered with the Norwegian Registry of Business Enterprises today.

It is expected that the 250,000,000 new shares in the Directed Offering will be registered on the subscriber accounts with the VPS (The Norwegian Share Registry) before trading starts at the Oslo Stock Exchange on Wednesday, 9 January 2002.

The signing of the Inter-creditor Agreement was the final element in the very comprehensive process of restructuring the debt of Kværner ASA. In turn, this restructuring was an integrated part of the total plan to provide a solid financial platform for the Group. The debt restructuring has required detailed planning and negotiations with 50 different banks and holders of bonds and certificates, including a very thorough process of due diligence and documentation. The outcome is the conversion of NOK 4.5 billion of borrowing into subordinated bonds due on October 30, 2011, and the rescheduling of debt in excess of NOK 4 billion into a bullet term loan due on December 31, 2004. The effect of the new debt structure is that the Group has stable long-term financing in place, and will benefit from significantly reduced interest costs in the years to come.

The total cost of the comprehensive efforts to restructure the Group's debt amounts to approximately NOK 150 million, and this will be charged to the Group's accounts in the fourth quarter of 2001.

ENDS

For more information:

Finn Berg Jacobsen, Acting CFO: +44 (0)777 6161168, Trond Andresen, Senior Vice President Group Communications: +44 (0)20 7339 1032 or Paul Emberley, Vice President Group Communications: +44 (0)20 7339 1035 or +44 (0)7768 813090 or paul.emberley@kvaerner.com

Note to editors: Kvaerner is a world-class international engineering and construction Group with the capability and resources to tackle the world's most challenging projects. Today's Kvaerner is an industrial technology provider. It meets the needs of its customers by adding value to their business – through the provision of innovative, cost-effective solutions – for challenges in the hydrocarbons, process, and maritime industries. The Group's activities are organised in four core business areas: Oil & Gas, E&C (Engineering & Construction), Pulp & Paper, and Shipbuilding. The Kvaerner Group has annual revenues in excess of US$6 billion, with some 34,000 permanent staff located in more than 30 countries throughout Europe

Africa, Asia and the Americas.

Disclaimer

Group Press Release

Restructuring of Kvaerner debt

07 Jan 2002

Kvaerner, the international engineering and construction Group, said today that last Friday 4th January, it signed all new loan agreements in relation to the new financial and industrial plan for Kvaerner Group.

An integrated part of the new financial and industrial plan is a restructuring of the outstanding borrowings of the Kvaerner Group. The debt restructuring contains two main elements being (i) conversion of NOK 4.5 billion of the outstanding borrowings into subordinated bonds due October 30, 2011, and (ii) the rescheduling of the Company's outstanding borrowings in the approximate principal amount of NOK 4.0 billion, into bullet term loans due on December 31, 2004. These restructured loans are divided into several loan agreements between Kvaerner and the different groups of creditors. On Friday, all the debt agreements were duly signed by all parties.

The lenders have informed Kværner ASA that their signing of the Intercreditor Agreement will take longer than anticipated. The Intercreditor Agreement regulates the relationship between all financial creditors in Kværner ASA relating to the security provided by Kvaerner to the creditors. The form of the Agreement has been agreed, and the outstanding element is for 10 of the banks to provide the necessary power of attorney. All other creditor groups have confirmed that they are prepared to sign the Intercreditor Agreement.

Kvaerner has decided not to call on the equity proceeds in the Directed Offering before all banks have signed the Intercreditor Agreement.

As previously reported, registration of the Directed Offering in the Norwegian Registry of Business Enterprises is expected to take place immediately following the completion of documentation. The 250,000,000 new shares in the offering are expected to be registered on subscriber accounts with the VPS (The Norwegian Share Registry) and listed on the Oslo Stock Exchange, during the middle of this week.

ENDS

For more information:

Paul Emberley, Vice President Group Communications: +44 (0)20 7339 1035 or +44 (0)7768 813090 or paul.emberley@kvaerner.com

Note to editors:

Kvaerner is a world-class engineering and construction group. The Group's activities are organised in two core business areas: E&C (engineering and construction), and Oil & Gas. It also has interests in shipbuilding and the provision of services to the pulping industry. The Group has annual revenues of more than US$6 billion, with some 35,000 permanent staff located in more than 35 countries throughout Europe, Africa, Asia and the Americas.

Disclaimer

Group Press Release

Creditors agree to Kvaerner's refinancing

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03 Jan 2002

Kvaerner, the international engineering and construction Group, today announced that consents have now been secured from all creditors that are party to the debt restructuring in the Group. The remaining key condition in the overall refinancing of the Kvaerner Group has thereby now been fulfilled.

The other key elements in the refinancing scheme, a Directed Offering subscribed at the end of November 2001, and a Rights Offering, to be subscribed later this month, are proceeding according to plan. Formal closing of the debt restructuring and the Directed Offering are expected to take place tomorrow, and the Group's internal cash pooling system will thereafter be fully operational.

"With these financial issues resolved, we can now shift our attention to important structural and operational tasks," said Helge Lund, who took up his appointment as Kvaerner's President & CEO on January 1, 2002. "A priority now is the merger of Kvaerner Oil & Gas with Aker Maritime's core businesses. The combined Company will be one of Europe's largest oilfield service technology groups. In parallel, we must work to improve operations and increase profit in our other core businesses of E&C [Engineering & Construction], Pulp & Paper, and Shipbuilding," concluded Lund.

Directed Offering – Status: Registration of the Directed Offering in the Norwegian Registry of Business Enterprises is expected to take place immediately following the completion of documentation, at which time the proceeds from the Offering will be made available to Kvaerner. The 250,000,000 new shares are expected to be registered on subscriber accounts with the VPS (The Norwegian Share Registry) and listed on the Oslo Stock Exchange, early next week.

Rights Offering – Status: The subscription period for the Rights Offering will be from January 8–22, 2002 at 4pm, (Norwegian time), both days inclusive. The Rights Offering is expected to be registered in the Company Registry on or around February 4, 2002, with registration on subscribers accounts with the VPS and listing on the Oslo Stock Exchange to take place the following day. Details of the Rights Offering will be explained in a separate Offering circular to be distributed to all shareholders and made publicly available on January 7, 2002.

Oil & Gas Merger – Status: All necessary corporate resolutions have been made and the decision to merge the two entities has been registered with the Company Registry. The creditor notice period will elapse in early March 2002, and completion of the Oil & Gas merger is still expected to take place in the middle of March, subject to necessary governmental approvals.

ENDS

For more information:

President Group Communications: +44 (0)20 7339 1032 or Paul Emberley, Vice President Group Communications: +44 (0)20 7339 1035 or +44 (0)7768 813090 or paul.emberley@kvaerner.com

Disclaimer

Aker Kværner ASA

First Quarter Results 2003

May 12, 2003

Report for the first quarter 2003

Improvement actions bring good results

In the first quarter 2003, order reserves increased and operating profits before goodwill and pension amortisation remained at a healthy NOK 210 million. This was in line with previous quarters, despite a 20 per cent decline in revenues, a clear sign that last year's improvement programme is taking hold.

The first quarter marked an important change. While the order reserve declined in the four previous quarters, the backlog at the end of March increased to NOK 36.5 billion, up from NOK 34.6 billion three months earlier.

The order intake was NOK 10.5 billion in the first quarter, with several important orders being booked. For both Oil & Gas (O&G) and Engineering & Construction (E&C), order intake in the first quarter alone equalled that of the second half of last year.

Several significant contracts have been awarded in the second quarter. In April and May so far, contracts and letters of intent amounting to around NOK 7 billion have been announced by the Group. Meanwhile, some parts of the Group need new orders, particularly the shipyards.

All business areas delivered profits in the first quarter 2003. Earnings before interest, tax and amortisation (goodwill and pension) (EBITA) were NOK 210 million in the first three months this year, mainly from O&G and Shipbuilding. E&C reported a NOK 35 million profit, still marginal but higher than in any quarter last year. The first quarter profit included a gain of approximately NOK 60 million from sale of properties in Aberdeen.

Amortisation, including that related to the UK pension plan, amounted to NOK 166 million and net financial items were negative NOK 82 million. Loss before tax was NOK 38 million, down from previous quarters but in line with earlier outlook statements.

Working capital increased as planned by NOK 1.5 billion in the first quarter, mainly within Shipbuilding. Correspondingly, cash and short-term interest-bearing

Group's financial highlights

(All figures in NOK million except where stated)	Quarter					Full Year
	1Q02	2Q02	3Q02	4Q02	1Q03	2002
Operating revenues	10 236	11 818	10 118	11 471	9 313	43 643
Operating costs	-10 024	-11 744	-9 864	-11 288	-9 103	-42 920
EBITA[1]	**212**	**74**	**254**	**183**	**210**	**723**
Goodwill and pension amortisation	-52	-80	-80	-84	-166	-296
Exceptional items/gains	0	106	-5	23	0	124
EBIT	**160**	**100**	**169**	**122**	**44**	**551**
Net financial items	-62	318	26	234	-82	516
Profit/loss before tax	**98**	**418**	**195**	**356**	**-38**	**1 067**
Tax	-27	-59	-40	-64	7	-190
Ordinary net profit/loss	**71**	**359**	**155**	**292**	**-31**	**877**
Profit/loss per share (NOK)[2]	0.12	0.40	0.17	0.33	-0.03	1.09
Fixed assets[3]	14 470	13 519	13 322	13 156	13 242	
Current assets[3]	21 004	20 222	20 201	17 527	18 381	
Total assets[3]	35 474	33 741	33 523	30 683	31 623	
Equity[3]	8 141	8 299	8 434	8 472	8 695	
Equity ratio (%)[3]	**22.9%**	**24.6%**	**25.2%**	**27.6%**	**27.5%**	
Long-term liabilities[3]	11 308	10 299	10 121	9 708	9 935	
Current liabilities[3]	16 025	15 143	14 968	12 503	12 993	
Net int-bearing liab (-)/receivables (+)[3]	-940	-570	-166	613	-740	
Order intake	16 335	10 204	4 472	11 096	10 488	
Order reserve[3]	**47 495**	**43 268**	**37 983**	**34 580**	**36 474**	
Number of employees incl agency personnel	41 733	42 763	40 846	37 171	35 200	

[1] Earnings before interest, tax and amortisation [2] Profit/loss per share and diluted profit/loss per share are the same [2] At end of period

receivables were reduced to NOK 3.7 billion and net interest-bearing debt was NOK 740 million. The equity ratio remained at 27.5 per cent.

As indicated previously, profits will remain relatively weak in the first half of the year, due to weak markets and correspondingly low order intake in 2002. Profits will increase in the two last quarters of 2003 when the new orders take effect.

Strategy and operations

A number of strategic moves and initiatives to improve operations and optimise assets continued throughout the first quarter.

In March agreement was reached with the UK pension fund with regard to cash contributions in 2004-2006. Aker Kvaerner will pay GBP 11 million annually, compared with GBP 2 million annually in the previous three-year term.

The European E&C business has been focused in three main business streams. In Norway a decision was made to redirect and later exit one of the Group's four fabrication yards.

The Hangfa business in China and Fecne in Romania were sold in the first quarter and sale/lease-back arrangements have been agreed for properties in Stavanger and Aberdeen. These transactions will release around NOK 440 in capital, of which NOK 250 million was released in the first quarter. The accounting effects were otherwise neutral, except for the Aberdeen transaction described above. The Stavanger transaction was concluded in May.

Through the first quarter, the number of people employed by Aker Kvaerner was reduced, partly due to sale of businesses, partly due to adjustment of capacity and increased use of agency staff. At the end of March Aker Kvaerner had 30 070 own employees, 2 800 less than at the beginning of the year.

In the first quarter, safety performance measured as lost time incidents per one million man-hours (LTI ratio) for the Group as a whole improved. The LTI ratio in the first quarter was five, down from an average six for all of 2002.

Reduction of the occurrence of serious incidents is a focal improvement initiative in the Group. While 25 such incidents were reported in the fourth quarter 2002, the number was reduced to nine in the first quarter this year.

The ongoing implementation of a common accident investigation procedure for serious incidents as well as implementation of a common safety management system throughout the Group will enhance HSE awareness and performance further. Special precautions were taken following the outbreak of the SARS epidemic and the unrest in the Middle East. Neither have had material negative impact on the Aker Kvaerner Group.

In May the Annual General Meeting approved a reverse split of shares in a ratio of 20 to 1. This will reduce the number of shares, and increase the price of each share correspondingly, and is expected to reduce the volatility of the share price.

After the transaction, which is planned to be effective on 19 May 2003, the number of outstanding shares in Aker Kværner ASA will be 44 706 696, each with a par value of NOK 20.

Financials

Operating revenues were NOK 9 313 million in the first quarter, down NOK 2 158 million or nearly 20 per cent from the previous quarter. Revenues were down in all business areas.

EBITA was NOK 210 million in line with previous quarters. This includes NOK 25 million pension costs with no cash effect.

Earnings before interest and tax (EBIT) were NOK 44 million. Amortisation was NOK 166 million in total, of which amortisation of pension assets was NOK 90 million, as forecasted in the 2002 annual accounts.

Net financial items amounted to minus NOK 82 million. This includes net interest expenses, a small loss on currency exchange and a small profit from associated companies, which include Aker Kvaerner's 40 per cent share of profits in the Aker Ostsee yard group in Germany.

Cash flow from operating activities was NOK 1 376 million negative, mainly due to the planned increase in working capital within Shipbuilding. This is also the main reason for cash and short-term interest-bearing receivables being reduced to NOK 3 738 million at the end of March, down from NOK 4 924 million three months earlier.

Capital expenditure in the first quarter 2003 was NOK 122 million.

Aker Kvaerner

Oil & Gas

O&G Key figures	Quarters					Year
(All amounts in NOK million except where stated)	1Q02	2Q02	3Q02	4Q02	1Q03	2002
Operating revenues	5 804	5 662	5 312	5 842	5 084	22 620
EBITA[1]	**173**	**176**	**183**	**200**	**137**	**732**
Goodwill amortisation	-42	-52	-53	-58	-53	-205
Exceptional items/gains	0	106	0	-23	0	83
EBIT	**131**	**230**	**130**	**119**	**84**	**610**
Order intake	12 350	7 743	2 103	3 899	6 432	26 095
Order reserve[2]	23 014	24 161	21 772	19 091	20 750	19 091
Number of employees excl agency personnel[2]	16 754	16 788	16 452	15 747	15 275	15 747

EBITA[1] - Divisions	1Q02	2Q02	3Q02	4Q02	1Q03	2002
Field Development Europe	55	60	90	48	32	253
MMO[3] Europe	24	9	23	45	67	101
Subsea & Oilfield Products	90	114	102	98	68	404
Oil, Gas & Process International	4	-7	-32	9	-30	-26

[1] Earnings before interest, tax and amortisation. [2] At end of period. [3] MMO = Modification, Maintenance and Operations

In the first quarter, Oil & Gas (O&G) represented 55 per cent of Group revenues and 65 per cent of the EBITA. Profits included a gain of approximately NOK 60 million from the sale and leaseback of properties in Aberdeen. This amount was equally divided between MMO Europe and Subsea & Oilfield Products.

All divisions were affected by somewhat lower workload due to the general market conditions and phasing of large projects. Subsea & Oilfield Products and Oil, Gas & Process International were particularly hard hit.

Order intake improved significantly through the first quarter, up 65 per cent compared with the previous quarter. The Group secured important field development contracts in the Norwegian market, for engineering and construction of the Ekofisk 2/4 M platform and engineering of the onshore plant for the Ormen Lange project. Order intake also includes a four-year plus options contract for maintenance and modification services on the Snorre field.

In April and so far in May, the Group has announced O&G orders worth NOK 3 billion, of which the subsea system for the Dalia field in Angola amounted to approximately NOK 2.1 billion. The order situation is satisfactory in most business units, with Oil, Gas & Process International in Houston being the main exception.

In Norway, Aker Kvaerner decided to take the Kvaerner Rosenberg yard out of the traditional offshore field development market. The Group aims at developing a new ownership structure for the yard within three years.

Aker Kvaerner's new umbilical fabrication plant in Mobile, Alabama, opened in April this year. Around NOK 100 million was invested in the plant. The new plant is geographically well positioned to meet the growing demand for such advanced subsea components in the Gulf-of-Mexico, West Africa and Brazil.

Engineering & Construction

In the first quarter, Engineering & Construction businesses (E&C) represented 28 per cent of Group revenues. All reporting divisions showed a profit or break-even for the period.

Around half of the EBITA came from the Fiberline business which has produced a stable profit for many quarters. The Power business has turned a NOK 85 million loss last year into a NOK 8 million profit in the first quarter this year. Profits in the Process and US based construction businesses were somewhat reduced, due to low utilisation.

The E&C businesses reported a sharp increase in order intake in the first quarter. At the end of March the order reserve was 28 per cent up compared with the beginning of the year. This positive development has continued to be high so far in the second quarter. Contracts and letters of intent worth NOK 4 billion have been announced in April and so far in May.

Aker Kvaerner

E&C Key figures	Quarters					Year
(All amounts in NOK million except where stated)	1Q02	2Q02	3Q02	4Q02	1Q03	2002
Operating revenues	3 837	3 632	3 340	3 310	2 624	14 119
EBITA[1]	**-6**	**-356**	**1**	**-123**	**35**	**-484**
Goodwill amortisation	-26	-26	-25	-24	-22	-101
Exceptional items/gains	0	0	-5	-225	0	-230
EBIT	**-32**	**-382**	**-29**	**-372**	**12**	**-815**
Order intake	3 660	2 653	2 689	2 087	4 206	11 089
Order reserve[2]	11 898	9 516	8 661	7 420	9 472	7 420
Number of employees excl agency personnel[2]	9 160	9 205	8 868	8 490	8 020	8 490

EBITA[1] – Divisions	1Q02	2Q02	3Q02	4Q02	1Q03	2002
Union Construction	30	22	14	11	8	77
Non-Union Construction	1	-46	16	14	3	-15
Metals	-27	-165	-5	9	0	-188
Process	5	-127	-28	-105	0	-255
Engineering Services	3	-17	11	-73	2	-76
Power	-16	-27	-22	-20	8	-85
Fiberline	15	15	21	6	17	57
Other E&C	-17	-11	-6	35	-3	1

[1] Earnings before interest, tax and amortisation. [2] At end of period

The new orders are well spread between the business streams. Metals won the Thai Copper and Spence projects in Thailand and Chile respectively. Process secured work on a polymers plant in Belgium and a butanediol plant in Saudi Arabia. Construction contracts were secured for two gas power projects in the US, in California and Baytown, Texas, respectively. Fiberline announced major wins in China and South Africa, while Power won an energy-from-waste boiler contract in Sweden and continued to position itself for a large boiler contract in China.

Shipbuilding

Kvaerner Masa-Yards continued to perform well and produced a NOK 136 million profit in the first quarter. Kvaerner Philadelphia continued to lose money, but work is being done to improve productivity.

No new shipbuilding contracts were awarded in the first quarter, and the order reserve declined correspondingly.

In Philadelphia, the first container vessel was floated out from the dock in March, and construction and outfitting of the vessel is nearing completion. Delivery is scheduled at the end of June.

Discussions with US ship-owners are ongoing, and although a contract has not been firmed up, construction of a third container vessel has begun at Kvaerner Philadelphia.

Kvaerner Masa-Yards have four cruise ships under construction, the latter of which will be delivered at the end of 2004.

Shipbuilding Key figures	Quarters					Year
(All amounts in NOK million except where stated)	1Q02	2Q02	3Q02	4Q02	1Q03	2002
Operating revenues	2 411	2 652	1 790	2 606	1 826	9 459
EBITA[1]	**137**	**186**	**95**	**112**	**102**	**530**
Exceptional items/gains	0	0	0	495	0	495
EBIT	**137**	**186**	**95**	**607**	**102**	**1 025**
Order intake	126	149	11	5 458	70	5 744
Order reserve[2]	11 924	8 913	7 101	7 749	6 496	7 749
Number of employees excl agency personnel[2]	6 634	6 823	6 599	5 326	5 207	5 326

EBITA[1] – Divisions	1Q02	2Q02	3Q02	4Q02	1Q03	2002
Kvaerner Masa-Yards	138	198	165	128	136	629
Kvaerner Philadelphia	-22	-19	-55	-9	-34	-105

[1] Earnings before interest, tax and amortisation. [2] At end of period.

Aker Kvaerner

AKER KVAERNER GROUP IN FIGURES

PROFIT AND LOSS ACCOUNT

Group summary: Amounts in NOK millions	Q1 2003	Q1 2002	1.1 - 31.12 2002
Operating	9 313	10 236	43 643
Operating	-9 075	-9 884	-42 331
Depreciatio	- 194	- 192	- 885
Operating profit exceptional	44	160	427
Exceptional	-	-	124
Operating	44	160	551
Financial	- 82	- 62	516
Profit/loss before	- 38	98	1 067
Taxation	7	- 27	- 190
Net	- 31	71	877
Minority	- 2	4	- 2
Majority	- 29	67	879
Earnings per share	-0,03	0,12	1,09

BALANCE SHEET

Amounts in NOK millions	31.3 2003	31.3 2002	31.12 2002
Intangible fixed	5 476	6 014	5 504
Tangible fixed	3 314	4 385	3 440
Long-term financial	4 036	3 761	3 954
Interest-bearing long-term	416	310	258
Current operating	14 640	16 960	12 600
Short-term share	3	3	3
Interest-bearing	305	397	307
Cash and bank	3 433	3 644	4 617
Total	31 623	35 474	30 683
Equity	8 635	7 983	8 354
Minority	60	158	118
Deferred	916	1 152	932
Interest-free long-term	4 821	5 401	4 745
Interest-bearing long-term	4 198	4 755	4 031
Current operating	12 297	15 489	11 965
Interest-bearing current	696	536	538
Total liabilities and	31 623	35 474	30 683

CASHFLOW

	31.3 2003	31.3 2002	31.12 2002
Net cashflow from operating	-1 376	-1 605	18
Net cashflow from investing	- 148	- 813	-1 373
Net cashflow from financing	218	3 165	3 367
Translation	122	15	- 277
Net decrease (-) / increase (+) in cash and bank	-1 184	762	1 735
Cash and bank deposits as at 1	4 617	2 882	2 882
Cash and bank deposits as at end of	3 433	3 644	4 617

AKER KVÆRNER™



First Quarter Results 2003

Helge Lund
Group President & CEO

Trond Westlie
Group EVP & CFO

12 May 2003

Highlights First Quarter 2003

- Strong order intake
  - and more wins so far in 2Q
- EBITA remained at healthy NOK 210 million
  - profits in all business areas
  - transformation on track
  - non-cash accounting items (amortisation of goodwill and pension asset) mark pre-tax profits
- Outlook maintained


Key indicators
Operating revenues
EBITA
Cash*
Net current operating assets
1Q 02 2Q 02 3Q 02 4Q 02 1Q 03
All numbers in NOK million
* including short-term interest bearing receiveables
Page 3
AKER KVÆRNER


EBITA by business area

EBITA (in NOK million)	1Q02	2Q02	3Q02	4Q02	1Q03	2002
Oil & Gas	173	176	183	200	**137**	732
E&C	-6	-356	1	-123	**35**	-484
Shipbuilding	137	186	95	112	**102**	530
Other / Corporate	-92	68	-25	-6	**-64**	-55
EBITA	**212**	**74**	**254**	**183**	**210***	**723**

1Q03 revenues per business area**
Shipb. 19 %
O&G 53 %
E&C 28 %
1Q03 EBITA per business area**
Shipb. 37 %
O&G 50 %
E&C 13 %
* Excluding amortisation of pensions
** excluding other business
Page 4
AKER KVÆRNER


Order reserve
Oil & Gas
E&C
Shipbuilding
30
25
20
15
10
5
0
23,0
24,2
21,8
19,1
20,8
11,9
9,5
8,7
7,4
9,5
11,9
8,9
7,1
7,7
6,5
1Q 02
2Q 02
3Q 02
4Q 02
1Q 03
1Q 02
2Q 02
3Q 02
4Q 02
1Q 03
1Q 02
2Q 02
3Q 02
4Q 02
1Q 03
All figures in NOK billion
Page 5
AKER KVÆRNER


Safety improvements
Number of lost time incidents per million hours worked
35
30
25
20
15
10
5
0
2000
2001
2002
1Q 2003
Shipbuilding
E&C
Oil & Gas
Group
Numbers include subcontractors and agency workers
Page 6
AKER KVÆRNER

AKER KVÆRNER™

First Quarter Results 2003

Trond Westlie
Group EVP and CFO

Income statement consolidated

(in NOK million)	1Q02	2Q02	3Q02	4Q02	1Q03	2002
Operating revenues	10,236	11,818	10,118	11,471	**9,313**	43,643
EBITDA	**352**	**221**	**404**	**335**	**328**	**1,312**
Depreciation	-140	-147	-150	-152	**-118**	-589
EBITA	**212**	**74**	**254**	**183**	**210***	**723**
EBITA specified						
Oil & Gas	173	176	183	200	**137**	732
E&C	-6	-356	1	-123	**35**	-484
Shipbuilding	137	186	95	112	**102**	530
Other / Corporate	-92	68	-25	-6	**-64***	-55

* Excluding amortisation of pensions

Income statement consolidated

(in NOK million)	1Q02	2Q02	3Q02	4Q02	1Q03	2002
Operating revenues	10,236	11,818	10,118	11,471	**9,313**	43,643
EBITDA	**352**	**221**	**404**	**335**	**328**	**1,312**
Depreciation	-140	-147	-150	-152	**-118**	-589
EBITA	**212**	**74**	**254**	**183**	**210***	**723**
Amortisation	-52	-80	-80	-84	**-166**	-296
EBIT before exceptionals	**160**	**-6**	**174**	**99**	**44**	**427**
Exceptionals	0	106	-5	23	**0**	124
EBIT	**160**	**100**	**169**	**122**	**44**	**551**
Net financial items	-51	326	34	277	**-90**	586
Earnings in associates	-11	-8	-8	-43	**8**	-70
Profit after fin. items	**98**	**418**	**195**	**356**	**-38**	**1,067**
Tax	-27	-59	-40	-64	**7**	-190
Net profit	**71**	**359**	**155**	**292**	**-31**	**877**
Earnings per share(NOK)	0.12	0.40	0.17	0.33	**-0.03**	1.09

* Excluding amortisation of pensions

AKER KVÆRNER

Assets

(in NOK million)	1Q02	2Q02	3Q02	4Q02	1Q03	2002
Property, plant and equipment	4,385	4,068	4,016	3,440	**3,314**	3,440
Other fixed assets	6,014	5,783	5,671	5,504	**5,476**	5,504
Long-term financial assets	3,761	3,390	3,442	3,954	**4,036**	3,954
Long-term interest bearing receivables	310	278	193	258	**416**	258
Cash & short-term int. bearing receivables	4,041	4,035	4,578	4,924	**3,738**	4,924
Other current assets	16,963	16,187	15,623	12,603	**14,643**	12,603
Total assets	**35,474**	**33,741**	**33,523**	**30,683**	**31,623**	**30,683**

AKER KVÆRNER

Debt and equity

(in NOK million)	1Q02	2Q02	3Q02	4Q02	1Q03	2002
Shareholder's equity	7,983	8,151	8,287	8,354	**8,635**	8,354
Minority interests	158	148	147	118	**60**	118
Subordinated debt	4,500	4,028	4,055	3,901	**4,058**	3,901
Non-interest bearing liabilities long-term	2,053	2,004	1,893	1,776	**1,679**	1,776
Interest-bearing debt	5,291	4,883	4,937	4,569	**4,894**	4,569
Non-interest bearing liabilities short-term	15,489	14,527	14,204	11,965	**12,297**	11,965
Total liabilities and shareholder's equity	**35,474**	**33,741**	**33,523**	**30,683**	**31,623**	**30,683**
Net interest bearing items	-940	-570	-166	613	**-740**	613
Equity	8,141	8,299	8,434	8,472	**8,695**	8,472
Equity ratio (in %)	22.9%	24.6%	25.2%	27.6%	**27.5%**	27.6%

Net current operating assets

(in NOK million)	1Q02	2Q02	3Q02	4Q02	1Q03	2002
Oil & Gas	557	566	606	100	**782**	100
E&C	482	504	568	169	**96**	169
Shipbuilding	2,225	2,190	1,782	1,278	**2,525**	1,278
Others / Corporate	-1,793	-1,603	-1,539	-912	**-1,060**	-912
Total net current operating assets	**1,471**	**1,657**	**1,417**	**635**	**2,343**	**635**

Cashflow - summary

(in NOK million)	1Q02	2Q02	3Q02	4Q02	1Q03	2002
Net c/f from operating act.	-1,605	-85	677	1,031	**-1,376**	18
C/f from invest. act.(sale of bus.)	0	0	-9	-170	**20**	-179
C/f from invest. act.(acquisition)	-800	0	0	0	**0**	-800
Other net c/f from inv. act.	-13	64	2	-447	**-168**	-394
New equity	3,300	0	0	0	**0**	3,300
Net c/f from financial act.	-135	175	-2	29	**218**	67
Translation adjustment	15	-20	-59	-213	**122**	-277
Net increase in cash and bank deposits	762	134	609	230	**-1,184**	1,735
Cash and bank deposits as at start of period	2,882	3,644	3,778	4,387	**4,617**	2,882
Cash and bank deposits as at end of period	3,644	3,778	4,387	4,617	**3,433**	4,617

AKER KVÆRNER

Order intake and order reserve

Order intake (in NOK million)	1Q02	2Q02	3Q02	4Q02	1Q03	2002
Oil & Gas	12,350	7,743	2,103	3,899	**6,432**	26,095
E&C	3,660	2,653	2,689	2,087	**4,206**	11,089
Shipbuilding	126	149	11	5,458*	**70**	5,744*
Others	311	276	89	51	**62**	727
Elimination	-112	-617	-420	-399	**-282**	-1,548
Total	**16,335**	**10,204**	**4,472**	**11,096**	**10,488**	**42,107**

Order reserve (in NOK million)	1Q02	2Q02	3Q02	4Q02	1Q03	2002
Oil & Gas	23,014	24,161	21,772	19,091	**20,750**	19,091
E&C	11,898	9,516	8,661	7,420	**9,472**	7,420
Shipbuilding	11,924	8,913	7,101	7,749*	**6,496**	7,749*
Others	760	773	769	646	**235**	646
Elimination	-101	-95	-320	-326	**-479**	-326
Total	**47,495**	**43,268**	**37,983**	**34,580**	**36,474**	**34,580**

* Warnow deconsolidated from 1 December 2002

AKER KVÆRNER

Oil & Gas

(in NOK million)	1Q02	2Q02	3Q02	4Q02	1Q03	2002
Operating revenues	5,804	5,662	5,312	5,842	**5,084**	22,620
EBITDA	251	242	254	276	**187**	1,023
EBITA	**173**	**176**	**183**	**200**	**137**	**732**
EBITA specified						
Field Development Europe	55	60	90	48	**32**	253
MMO Europe	24	9	23	45	**67**	101
Oil, Gas & Process Int.	4	-7	-32	9	**-30**	-26
Subsea & Oilfield Products	90	114	102	98	**68**	404

Oil & Gas

(in NOK million)	1Q02	2Q02	3Q02	4Q02	1Q03	2002
Operating revenues	5,804	5,662	5,312	5,842	**5,084**	22,620
EBITDA	251	242	254	276	**187**	1,023
EBITA	**173**	**176**	**183**	**200**	137	**732**
EBIT before exceptionals	131	124	130	142	**84**	527
Exceptionals	0	106	0	-23	**0**	83
EBIT	**131**	**230**	**130**	**119**	**84**	**610**
Profit after financial items	143	251	131	64	**92**	589
EBITA margin %	3.0%	3.1%	3.4%	3.4%	**2.7%**	3.2%
Order intake	12,350	7,743	2,103	3,899	**6,432**	26,095
Order reserve	23,014	24,161	21,772	19,091	**20,750**	19,091
Employees*	16,754	16,788	16,452	15,747	**15,275**	15,747

* Excluding agency personnel

Engineering & Construction

(in NOK million)	1Q02	2Q02	3Q02	4Q02	1Q03	2002
Operating revenues	3,837	3,632	3,340	3,310	**2,624**	14,119
EBITDA	24	-330	26	-99	**56**	-379
EBITA	**-6**	**-356**	**1**	**-123**	**35**	**-484**
EBITA specified						
Union construction	30	22	14	11	**8**	77
Non-Union construction	1	-46	16	14	**3**	-15
Metals	-27	-165	-5	9	**0**	-188
Process	5	-127	-28	-105	**0**	-255
Engineering services	3	-17	11	-73	**2**	-76
Power	-16	-27	-22	-20	**8**	-85
Fiberline	15	15	21	6	**17**	57
Other E&C	-17	-11	-6	35	**-3**	1

AKER KVÆRNER

Engineering & Construction

(in NOK million)	1Q02	2Q02	3Q02	4Q02	1Q03	2002
Operating revenues	3,837	3,632	3,340	3,310	**2,624**	14,119
EBITDA	24	-330	26	-99	**56**	-379
EBITA	**-6**	**-356**	**1**	**-123**	**35**	**-484**
EBIT before exceptionals	-32	-382	-24	-147	**12**	-585
Exceptionals	0	0	-5	-225	**0**	-230
EBIT	**-32**	**-382**	**-29**	**-372**	**12**	**-815**
Profit after financial items	4	-250	-131	-167	**25**	-544
EBITA margin %	-0.2%	-9.8%	0.1%	-3.6%	**1.3%**	-3.4%
Order intake	3,660	2,653	2,689	2,087	**4,206**	11,089
Order reserve	11,898	9,516	8,661	7,420	**9,472**	7,420
Employees*	9,160	9,205	8,868	8,490	**8,020**	8,490

* Excluding agency personnel

AKER KVÆRNER

Shipbuilding

(in NOK million)	1Q02	2Q02	3Q02	4Q02	1Q03	2002
Operating revenues	2,411	2,652	1,790	2,606	**1,826**	9,459
EBITDA	182	230	141	153	**138**	706
EBITA*	**137**	**186**	**95**	**112**	**102**	**530**
EBITA specified						
Masa-Yards	138	198	165	128	**136**	629
Philadelphia	-22	-19	-55	-9	**-34**	-105

* Warnow deconsolidated as from 1 December 2002

AKER KVÆRNER

Shipbuilding

(in NOK million)	1Q02	2Q02	3Q02	4Q02	1Q03	2002
Operating revenues	2,411	2,652	1,790	2,606	**1,826**	9,459
EBITDA	182	230	141	153	**138**	706
EBITA	**137**	**186**	**95**	**112**	102	**530**
EBIT before exceptionals	137	186	95	112	**102**	530
Exceptionals	0	0	0	495	**0**	495
EBIT	**137**	**186**	**95**	**607**	**102**	**1,025**
Profit after financial items	113	160	79	556	**83**	908
EBITA margin %	5.7%	7.0%	5.3%	4.3%	**5.6%**	5.6%
Order intake	126	149	11	5,458	**70**	5,744
Order reserve	11,924	8,913	7,101	7,749	**6,496**	7,749
Employees*	6,634	6,823	6,599	5,326	**5,207**	5,326

* Excluding agency personnel

AKER KVÆRNER

Other activities

(in NOK million)	1Q02	2Q02	3Q02	4Q02	1Q03	2002
Operating revenues*	-1,816	-128	-324	-287	**-221**	-2,555
EBITDA	-105	79	-17	5	**-53**	-38
EBITA	**-92**	**68**	**-25**	**-6**	**-64**	**-55**
EBIT before exceptionals	-76	66	-27	-8	**-154**	-45
Exceptionals	0	0	0	-224	**0**	-224
EBIT	**-76**	**66**	**-27**	**-232**	**-154**	**-269**
Profit after financial items	-162	257	116	-97	**-238**	114
Order intake*	199	-341	-331	-348	**-220**	-821
Order reserve*	659	678	449	320	**-244**	320
Employees**	2,839	2,825	2,665	3,300	**1,568**	3,300

* Including Group eliminations
** Excluding agency personnel

Issues raised by the market

Pensions

- Agreement with the Board of Trustees for the UK pension fund
- Cash contribution in 2004, 2005 and 2006: GBP 11 mill. per year
- Members in the plan will pay a part of contribution

Excess subsidies claim

- Recent media reports not confirmed by any party
- Potential EU claim will reside in courts for years
- Our view: No repayment can be justified. No cash impact foreseen

Trading outlook maintained

- Oil & Gas: Continued good results, synergies according to plan
- E&C: Levelling out at a lower volume. Capacity adjustments taking effect
- Shipbuilding: Uncertain market conditions. Lower utilisation and capacity adjustment expected
- Corporate: Reduced overhead costs. Higher pension costs as a result of development in equity markets
- Phasing 2003:
  - P&L effects: Second quarter weaker than same quarter last year*, pickup in second half of 2003
  - Working capital build-up slightly reduced in second quarter and gradually reducing in second half

* EBITA before special items

AKER KVÆRNER

AKER KVÆRNER™



Status and way forward

Helge Lund
Group President and CEO



Continued market uncertainty
East Asia - FDI Inflows
Effect of SARS?
Growth in the world economy?
2000-2004 Oil Price Environment: Brent
Oil price after the Iraq conflict?
Quarterly Price Average Dollars per Barrel
Iraq stabilizes/OPEC manages the market
Geopolitical quagmires
Weak economy/OPEC supply overhang
Source: Cambridge Energy Research Associates.
Sources: Economist, World Bank, Cera
Page 25
AKER KVÆRNER

Subsea beachhead in West of Africa

Global subsea market forecast

- Dalia subsea for Total
- One of the world's largest subsea fields
  - Over 2 BNOK scope
  - 67 x-mas trees
- Statoil Kristin experience incorporated
- Additional long term service agreement included
  - Base being constructed
  - Provides excellent positioning for future business in growth area

Source: Douglas Westwood

AKER KVÆRNER

Maintaining position in a changing North Sea

Ormen Lange and Ekofisk 2/4 M



- Very competitive bid processes
  - Customer focus and flexibility with major impact
  - Project execution model important
- Provides good position for future work
  - Ormen Lange first onshore development engineered by Norwegian based company
  - ConocoPhillips with major future modification plans for Ekofisk

Hydro and Statoil maintenance



- Statoil executes Snorre option
  - Area thinking on Tampen and in the North Sea pays off
- Hydro maintenance contract is a landmark in Aker Kvaerner Offshore Partner's history
  - Increased scale advantages in Bergen
  - Important recognition by Hydro

AKER KVÆRNER

E&C Europe reorganised and revitalised

Process technology



- Recognised as high quality - cost effective - remote location contractor
  - Repeat projects, proven capabilities
  - Executed 15 PTA projects with Dupont technology
- Increasing demand in emerging markets for experienced, Western based contractors
  - Construction only when controlling risk/ being paid for it

Pulping and Power



- Fiberline maintaining industry leadership
  - Awarded the world's largest fiberline
  - Awarded Mondi contract in South Africa - major environmental improvements
- Power with healthy back-log and lower cost base
  - Strong position in pulping segments
  - Demand for environmentally friendly power boilers increasing

AKER KVÆRNER

E&C Americas on track in difficult markets

Metals



Power/ Construction



- Prices for most commodities moved upwards; Iron and Steel stabilised
- Award of Spence Copper project important industry landmark
- Increased bidding activity; Metals well positioned
  - Good customer relations
  - Lower cost base

- Slowdown in power markets, but still many healthy prospects
- Awarded power projects for ExxonMobil and SCCPA (Magnolia)
- Aker Kvaerner with excellent track-record and reputation
  - Received first 100% HSE score ever awarded to any contractor for the Calpine Osprey project

AKER KVÆRNER

Aker Kvaerner market position improving

Snorre maintenance, Statoil

Ormen Lange, Norsk Hydro

Magnolia Power Plant, SCPPA

Ekofisk 2/4 M, ConocoPhillips

ACZ Boilers, Borås Energi

Baytown Cogen power plant, ExxonMobil

PTA plant, DuPontSA

Polymer plant, Eval Europe

PTA plant, IOC/ Larsen & Toubro

Butanediol plant, GACIC

El Sauzal, Glamis Gold

World's largest Fiberline, Chinese cust.

Spence Copper Project, Rio Chilex

Dalia Subsea, Total

Fiberline, Mondi Ltd.

Moomba Gas (ACE project), Santos Ltd.

AKER KVÆRNER

Strong order intake in 2003

NOK 10.5 bn orders* in 1Q	
1Q03	NOK
Thai Copper	800
P&P	140
Evaporator contracts	75
Energy from waste	270
Wash press contracts	35
Njord B	40
Santos ACE	70
Ormen Lange	950
Kristin installation	100
Snorre MMO	400
Spence	350
Ekofisk 2/4-M	1,750
Ekofisk cleaning	15
Snøhvit subsea inst.	80

NOK 7.0 bn orders* so far in 2Q	
April/ May	NOK
Eval Kuraray Polym.pl.	500
Magnolia power plant	850
Baytown power plant	280
Hydro M&M	900
DuPont teraph. plant	25
Niko Res./Clough	10
Electro contr. for NLQ	15
Electro contr. for Rein.	30
China Pulp & Paper	770
Saudi BDO	1,050
Dalia	2,000
Mondi	400

* Listed orders are orders reported to the stock exchange.
The reported order intake is normally higher reflecting the total order intake of the Group

AKER KVÆRNER



Mechanisms to improve quality of backlog...
Decision gates
Pre-qual
Bid/ no bid
Submit tender
Sign contract
Key target assessment
Group risk committee/ mgt review
Execution, execution ...
Monthly in-depth business reviews
Common execution model
Risk reporting and analysis tool
Bus.dev
Positioning
Tendering
Negotiations
Execution
Prospect funnel
Tools being implemented
Risk profile matching
Common evaluation criteria
BU specific risk checklists
Standard requirements for documents, analysis and decisions
Risk "dashboard" - integrated analysis and reporting
AKER KVÆRNER


AKER KVÆRNER™
Status 1Q03
■ Strong order intake
■ EBITA remained at healthy NOK 210 million
■ Outlook maintained

Additional Information

Group result 1Q03

Consolidated key figures (in NOK million)	1Q02	2Q02	3Q02	4Q02	1Q03	2002
Operating revenues	10,236	11,818	10,118	11,471	**9,313**	43,643
EBITA	212	74	254	183	**210**	723
EBIT before exceptionals	160	-6	174	99	**44**	427
Profit after financial items	98	418	195	356	**-38**	1,067
Total assets	35,474	33,741	33,523	30,683	**31,623**	30,683
Equity	8,141	8,299	8,434	8,472	**8,695**	8,472
Equity ratio (in %)	22.9%	24.6%	25.2%	27.6%	**27.5%**	27.6%
Net interest bearing items	-940	-570	-166	613	**-740**	613
Cash & short-term interest bearing receivables	4,041	4,035	4,578	4,924	**3,738**	4,924
Total net current operating assets	1,471	1,657	1,417	635	**2,343**	635
Order backlog	47,495	43,268	37,983	34,580	**36,474**	34,580
Earnings per share(NOK)	0.12	0.40	0.17	0.33	**-0.03**	1.09

EBITDA by business area

EBITDA (in NOK million)	1Q02	2Q02	3Q02	4Q02	1Q03	2002
Oil & Gas	251	242	254	276	**187**	1,023
E&C	24	-330	26	-99	**56**	-379
Shipbuilding	182	230	141	153	**138**	706
Other / Corporate	-105	79	-17	5	**-53**	-38
Total	**352**	**221**	**404**	**335**	**328**	**1,312**

EBIT by business area

EBIT (in NOK million)	1Q02	2Q02	3Q02	4Q02	1Q03	2002
Oil & Gas	131	124	130	142	**84**	527
E&C	-32	-382	-24	-147	**12**	-585
Shipbuilding	137	186	95	112	**102**	530
Other / Corporate	-76	66	-27	-8	**-154**	-45
Total*	**160**	**-6**	**174**	**99**	**44**	**427**

* Excluding exceptional items

AKER KVÆRNER

Field Development Europe

(in NOK million)	1Q02	2Q02	3Q02	4Q02	1Q03	2002
Revenue	1,621	1,614	1,416	1,616	**1,612**	6,267
EBITDA	82	83	113	79	**48**	357
EBITA	55	60	90	48	**32**	253
EBIT*	47	47	77	34	**19**	205
Order intake	4,929	936	443	1,019	**2,245**	7,327
Order reserve	7,582	6,911	6,023	5,340	**5,995**	5,340

* Excluding exceptional items

AKER KVÆRNER

MMO Europe

(in NOK million)	1Q02	2Q02	3Q02	4Q02	1Q03	2002
Revenue	1,290	1,445	1,700	1,638	**1,470**	6,073
EBITDA	31	15	30	51	**70**	127
EBITA	24	9	23	45	**67**	101
EBIT*	6	-13	0	23	**44**	16
Order intake	3,892	2,902	120	968	**2,289**	7,882
Order reserve	8,953	9,984	8,700	8,029	**8,871**	8,029

* Excluding exceptional items

Oil, Gas & Process International

(in NOK million)	1Q02	2Q02	3Q02	4Q02	1Q03	2002
Revenue	827	786	508	621	**469**	2,742
EBITDA	8	-3	-28	13	**-26**	-10
EBITA	4	-7	-32	9	**-30**	-26
EBIT*	-2	-12	-37	4	**-34**	-47
Order intake	714	2,212	106	357	**298**	3,389
Order reserve	1,415	2,624	2,530	1,751	**1,782**	1,751

* Excluding exceptional items

Subsea & Oilfield Products

(in NOK million)	1Q02	2Q02	3Q02	4Q02	1Q03	2002
Revenue	2,066	1,817	1,688	1,967	**1,533**	7,538
EBITDA	130	147	139	133	**95**	549
EBITA	90	114	102	98	**68**	404
EBIT*	80	102	90	81	**55**	353
Order intake	2,815	1,693	1,434	1,555	**1,600**	7,497
Order reserve	5,064	4,642	4,519	3,971	**4,102**	3,971

* Excluding exceptional items

AKER KVÆRNER

Union Construction

(in NOK million)	1Q02	2Q02	3Q02	4Q02	1Q03	2002
Revenue	874	800	569	597	**363**	2,840
EBITDA	32	24	15	12	**9**	83
EBITA	30	22	14	11	**8**	77
EBIT*	29	21	13	11	**7**	74
Order intake	172	285	418	390	**461**	1,265
Order reserve	2,961	1,982	1,800	1,466	**1,640**	1,466

* Excluding exceptional items

AKER KVÆRNER

Non-Union Construction

(in NOK million)	1Q02	2Q02	3Q02	4Q02	1Q03	2002
Revenue	137	156	251	257	**167**	801
EBITDA	1	-46	17	15	**4**	-13
EBITA	1	-46	16	14	**3**	-15
EBIT*	1	-46	16	14	**3**	-15
Order intake	174	56	101	78	**347**	409
Order reserve	1,098	846	706	498	**707**	498

* Excluding exceptional items

AKER KVÆRNER

Metals

(in NOK million)	1Q02	2Q02	3Q02	4Q02	1Q03	2002
Revenue	289	333	379	345	**344**	1,346
EBITDA	-25	-164	-3	11	**1**	-181
EBITA	-27	-165	-5	9	**0**	-188
EBIT*	-27	-166	-5	9	**0**	-189
Order intake	159	261	250	325	**1,315**	995
Order reserve	1,682	1,361	1,231	1,120	**2,187**	1,120

* Excluding exceptional items

AKER KVÆRNER

Process

(in NOK million)	1Q02	2Q02	3Q02	4Q02	1Q03	2002
Revenue	946	715	662	516	**514**	2,839
EBITDA	11	-123	-24	-101	**4**	-237
EBITA	5	-127	-28	-105	**0**	-255
EBIT*	5	-127	-28	-105	**0**	-255
Order intake	1,073	620	507	224	**306**	2,424
Order reserve	1,496	1,296	1,130	814	**635**	814

* Excluding exceptional items

AKER KVÆRNER

Engineering Services

(in NOK million)	1Q02	2Q02	3Q02	4Q02	1Q03	2002
Revenue	450	435	398	272	**388**	1,555
EBITDA	4	-16	12	-72	**3**	-72
EBITA	3	-17	11	-73	**2**	-76
EBIT*	3	-17	11	-73	**2**	-76
Order intake	245	175	807	425	**205**	1,652
Order reserve	2,210	1,764	2,188	2,240	**2,105**	2,240

* Excluding exceptional items

AKER KVÆRNER

Power

(in NOK million)	1Q02	2Q02	3Q02	4Q02	1Q03	2002
Revenue	414	433	477	699	**419**	2,023
EBITDA	-8	-20	-15	-12	**14**	-55
EBITA	-16	-27	-22	-20	**8**	-85
EBIT*	-17	-28	-23	-21	**8**	-89
Order intake	797	689	147	139	**926**	1,772
Order reserve	1,380	1,629	1,297	883	**1,551**	883

* Excluding exceptional items

AKER KVÆRNER

Fiberline

(in NOK million)	1Q02	2Q02	3Q02	4Q02	1Q03	2002
Revenue	280	284	223	200	**203**	987
EBITDA	18	19	24	9	**20**	70
EBITA	15	15	21	6	**17**	57
EBIT*	14	15	20	6	**17**	55
Order intake	435	87	131	206	**172**	859
Order reserve	886	559	402	418	**452**	418

* Excluding exceptional items

AKER KVÆRNER

Other E&C

(in NOK million)	1Q02	2Q02	3Q02	4Q02	1Q03	2002
Revenue	447	476	381	424	**226**	1,728
EBITDA	-9	-4	0	39	**1**	26
EBITA	-17	-11	-6	35	**-3**	1
EBIT*	-40	-34	-28	12	**-25**	-90
Order intake	605	480	328	300	**474**	1,713
Order reserve	185	79	-93	-19	**195**	-19

* Excluding exceptional items

AKER KVÆRNER

Shipbuilding Masa-Yards

(in NOK million)	1Q02	2Q02	3Q02	4Q02	1Q03	2002
Revenue	2,088	2,338	1,516	1,733	**1,705**	7,675
EBITDA	169	228	196	157	**166**	750
EBITA	138	198	165	128	**136**	629
EBIT*	138	198	165	128	**136**	629
Order intake	80	129	0	2,357	**70**	2,566
Order reserve	10,823	8,146	6,594	7,029	**5,870**	7,029

* Excluding exceptional items

AKER KVÆRNER

Shipbuilding Philadelphia

(in NOK million)	1Q02	2Q02	3Q02	4Q02	1Q03	2002
Revenue	0	0	0	678	**121**	678
EBITDA	-18	-14	-48	-3	**-28**	-83
EBITA	-22	-19	-55	-9	**-34**	-105
EBIT*	-22	-19	-55	-9	**-34**	-105
Order intake	0	0	0	1,506	**0**	1,506
Order reserve	0	0	0	720	**626**	720

* Excluding exceptional items

AKER KVÆRNER

DISCLAIMER

- This Presentation includes and is based, inter alia, on forward-looking information and statements that are subject to risks and uncertainties that could cause actual results to differ. These statements and this Presentation are based on current expectations, estimates and projections about global economic conditions, the economic conditions of the regions and industries that are major markets for Aker Kværner ASA and Aker Kværner ASA's (including subsidiaries and affiliates) lines of business. These expectations, estimates and projections are generally identifiable by statements containing words such as "expects", "believes", "estimates" or similar expressions. Important factors that could cause actual results to differ materially from those expectations include, among others, economic and market conditions in the geographic areas and industries that are or will be major markets for Aker Kvaerner's businesses, oil prices, market acceptance of new products and services, changes in governmental regulations, interest rates, fluctuations in currency exchange rates and such other factors as may be discussed from time to time in the Presentation. Although Aker Kværner ASA believes that its expectations and the Presentation are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved or that the actual results will be as set out in the Presentation. Aker Kværner ASA is making no representation or warranty, expressed or implied, as to the accuracy, reliability or completeness of the Presentation, and neither Aker Kværner ASA nor any of its directors, officers or employees will have any liability to you or any other persons resulting from your use

AKER KVÆRNER

Aker Kværner ASA

Second Quarter Results 2003

August 25, 2003

January – June 2003

Weak profits, strong order intake, good cash position

As previously forecast profits remained relatively weak throughout the first half of 2003, due to weak markets and correspondingly low order intake in 2002. Meanwhile, the time has been well spent streamlining the organisation, and focused sales and marketing activity has resulted in a steady flow of new orders.

In the second quarter, the order reserve continued to grow from the record low at the end of 2002. Important orders have been booked in both Oil & Gas and Engineering & Construction. In Engineering & Construction the backlog has now recovered to the same levels as at the beginning of 2002. The total order intake in the second quarter was NOK 9.7 billion, in line with the strong first quarter.

The value of awards announced after the second quarter and letter of intents which have not yet been booked to the order reserve amounts to NOK 3.6 billion. This does not include up to two Ultra-Voyager cruise vessels at Kvaerner Masa-Yards for which a conditional agreement has been signed.

Operating profit before interest, tax, goodwill- and pension amortisation (EBITA) for the first six months was NOK 85 million. This includes a NOK 440 million charge in the second quarter, covering costs and provisions relating to Kvaerner Philadelphia, the shipyard in Pennsylvania, US.

EBITA in Oil & Gas improved in the second quarter compared with the first quarter, when considering that the first quarter included approximately NOK 60 million gain from sale of properties in Aberdeen. EBITA in Engineering & Construction remained marginally positive in the second quarter.

While the Group's US shipbuilding activity had a significant negative impact on group results in the second quarter, the improvement programme at the Finnish yard Kvaerner Masa-Yards continued to produce good results. In the second quarter alone, EBITA was NOK 252 million, almost twice as strong as in the first quarter.

Consolidated key figures (in NOK million)	2Q02	3Q02	4Q02	1Q03	2Q03	YTD 2002	YTD 2003	FY 2002
Operating revenues	11 818	10 118	11 471	9 313	9 628	22 054	18 941	43 643
EBITA[1]	74	254	183	210	-125	286	85	723
Goodwill- and pension amortisation	-80	-80	-84	-166	-167	-132	-333	-296
EBIT before exceptional items	-6	174	99	44	-292	154	-248	427
Exceptional items	106	-5	23	0	-87	106	-87	124
EBIT	100	169	122	44	-379	260	-335	551
Profit/loss after financial items	418	195	356	-38	-429	516	-467	1 067
Net profit/loss	359	155	292	-31	-472	430	-503	877
Profit/Loss per share (NOK)[2]	7.99	3.49	6.64	-0.65	-10.62	11.86	-11.27	21.73
Total assets[3]	33 741	33 523	30 683	31 623	31 597	33 741	31 597	30 683
Equity[3]	8 299	8 434	8 472	8 695	8 477	8 299	8 477	8 472
Equity ratio (%)[3]	24.6 %	25.2 %	27.6 %	27.5 %	26.8 %	24.6 %	26.8 %	27.6 %
Net int-bearing liab (-)/receivables (+)[3]	-570	-166	613	-740	-143	-570	-143	613
Cash & short-term int-bearing recvbls[3]	4 035	4 578	4 924	3 738	4 621	4 035	4 621	4 924
Total net current operating assets[3]	1 657	1 417	635	2 343	1 526	1 657	1 526	635
Order intake	10 204	4 472	11 096	10 488	9 682	26 539	20 170	42 107
Order backlog[3]	43 268	37 983	34 580	36 474	37 330	43 268	37 330	34 580
Own employees[3]	35 641	34 584	32 863	30 070	29 132	35 641	29 132	32 863

[1] Earnings before interest, tax and amortisation. [2] Profit/loss per share and diluted profit/loss per share are the same.
[3] At end of period.

In the second quarter working capital was reduced in all business areas. At the end of June total net current operating assets was NOK 1.5 billion, down from NOK 2.3 billion three months earlier.

Correspondingly, cash and short-term interest-bearing receivables increased to NOK 4.6 billion at the end of June, and net interest-bearing debt was NOK 143 million. The equity ratio remained at the same level as previous quarters, 26.8 per cent.

For the second half of 2003, the EBITA is expected to gradually improve for both Oil & Gas and Engineering & Construction, as the new orders come into effect. The shipbuilding activity will return a marginal loss for the year, following the substantial charges made at Kvaerner Philadelphia in the second quarter.

Operations, strategy and resolving uncertainties

Operational improvements are being pursued throughout the group by focusing on a selected few global initiatives. Key objectives are development of a common project execution model and risk management systems, reduction of overhead and fixed costs and the nurturing of a business culture based on sound commercial and customer driven values.

Parallel to the operational focus, several initiatives have been initiated to improve the balance sheet of the group. A significant achievement in this respect was an agreement signed in May concerning the future financing of the Group's Finnish shipbuilding activities.

Construction of cruise ships at Kvaerner Masa-Yards has historically required a substantial part of Aker Kvaerner's financial capacity. The agreement with the Finnish financing company Finnvera, allows Kvaerner Masa-Yards to secure stand-alone financing for future ships. Consequently, Aker Kvaerner expects to be able to gradually reallocate in the range of EUR 250-300 million of its financial resources to other parts of the group.

Under a separate programme, Aker Kvaerner is freeing up capital through sale or sale/leaseback of properties. The programme was initiated in the autumn of 2002. So far nearly NOK 500 million worth of cash has been received from such transactions. The sale of property at the Rosenberg yard in Stavanger, Norway was completed in May.

The resolution of historic legal issues and other uncertainties is another key priority for the group. A number of such cases have been closed during the last 18 months, as many as 10 in past three months alone. The most substantial was the settlement agreed with Advance Agro, which in 1998 filed a counter-claim of USD 245 million against Kvaerner Pulping Oy.

Meanwhile in the lawsuit of Equatorial Tonopah, Inc. et al vs. Kvaerner U.S. Inc., the court has entered a jury verdict and awarded Equatorial USD 156.9, million including pre-judgement interest fees and parts of the litigation costs. The project is included in Aker Kvaerner's insurance program.

Aker Kvaerner maintains that Kvaerner U.S. Inc acted in a professional manner in the performance of its work for Equatorial.

Kvaerner U.S. Inc. will now make appropriate post-trial motions to contest the jury verdict and the findings of the court. If these are unsuccessful, an appeal will be filed.

A further court hearing is scheduled in early September to decide on attorneys' fees and other outstanding issues, before the Nevada state court formally concludes the first instance trial case. At present it is impossible to provide a reliable estimate of any future charges in this case. As a consequence, Aker Kvaerner has not made any charges relating to the verdict in its second quarter accounts.

Financial results

Revenues in the second quarter this year were in line with the previous quarter, but significantly down from last year. This reflects low activity levels in Aker Kvaerner's key markets in 2002 and early 2003.

Earnings before interest, tax, and goodwill- and pension amortisation (EBITA) were negative NOK 125 million in the second quarter and positive NOK 85 million for the first six months. This includes corporate costs and EBITA in other activities, constituting negative NOK 84 million combined in the second quarter. This was largely in line with the previous quarter.

Amortisation, including that related to the UK pension plan, amounted to NOK 167 million in the second quarter. This is in line with the previous quarter, and is expected to remain at the same constant level throughout the year.

Net financial items were negative NOK 50 million in the second quarter, including a NOK 16 million profits from associates, primarily coming from Aker

Aker Kvaerner

Kvaerner's 40 per cent holding in Aker Ostsee, the two German shipyards.

For the first six months this year the net loss was NOK 503 million, compared with a NOK 430 million net profit in the same period last year. The most significant reasons for the shift were the NOK 440 million Kvaerner Philadelphia charge this year, and a NOK 407 million currency related gain last year.

In the second quarter, cash flow from operating activities was NOK 497 million positive, mainly due to advance payments on ongoing contracts and new awards.

Capital expenditure in the second quarter was NOK 150 million, slightly up from NOK 122 million in the previous quarter.

Oil & Gas

Overall the operating profits in Oil & Gas improved slightly in the second quarter 2003, compared with the previous quarter. EBITA was slightly down, but nearly half of the profits in the first quarter this year came from the sale of properties in Aberdeen.

Low capacity utilisation continued to affect Oil, Gas & Process International, Subsea & Oilfield Products and Field Development Europe. MMO Europe produced relatively strong results in the quarter.

Several significant contracts were acquired in the second quarter, but winning more work remains a key priority for several of the businesses.

The USD 300 million Dalia subsea contract represented an important breakthrough for Aker Kvaerner in West Africa. In Russia, a USD 150 million engineering contract was agreed in July for the Sakhalin II development on the Pacific Coast.

Oil, Gas & Process International in Houston has secured several small to medium size engineering assignments and the business unit now boasts a relatively strong order backlog for the rest of the year.

In Norway, Aker Kvaerner in July won a NOK 700 million contract for fabrication work at the Kårstø onshore plant, and entered into a long-term frame agreement for maintenance services for six new platforms in the North Sea.

The Grane platform was successfully installed in the North Sea in the late spring and commissioning is well underway. The Valhall water injection platform, which could not be installed last autumn, was successfully installed in August 2003

Oil & Gas						YTD		FY
(in NOK million)	**2Q02**	**3Q02**	**4Q02**	**1Q03**	**2Q03**	**2002**	**2003**	**2002**
Operating revenues	5 662	5 312	5 842	5 084	5 234	11 466	10 318	22 620
EBITDA	242	254	276	187	170	493	357	1 023
EBITA[1]	**176**	**183**	**200**	**137**	**111**	**349**	**248**	**732**
EBIT before exceptionals	124	130	142	84	58	255	142	527
Exceptionals	106	0	-23	0	0	106	0	83
EBIT	**230**	**130**	**119**	**84**	**58**	**361**	**142**	**610**
Profit after financial items	251	131	64	92	68	394	160	589
EBITA margin %	3.1 %	3.4 %	3.4 %	2.7 %	2.1 %	3.0 %	2.4 %	3.2 %
Order intake	7 743	2 103	3 899	6 432	5 175	20 093	11 607	26 095
Order reserve[2]	24 161	21 772	19 091	20 750	20 770	24 161	20 770	19 091
Own employees[2]	**16 788**	**16 452**	**15 747**	**15 275**	**14 888**	**16 788**	**14 888**	**15 747**
EBITA - divisions								
Field Development Europe	60	90	48	32	21	115	53	253
MMO Europe	9	23	45	67	66	33	133	101
Oil, Gas & Process Intl	-7	-32	9	-30	-38	-3	-68	-26
Subsea & Oilfield Products	114	102	98	68	62	204	130	404

[1] Earnings before tax, interest and amortisation. [2] At the end of period.

Aker Kvaerner

Engineering & Construction

Engineering & Construction (in NOK million)	2Q02	3Q02	4Q02	1Q03	2Q03	YTD 2002	YTD 2003	FY 2002
Operating revenues	3 632	3 340	3 310	2 624	2 803	7 469	5 427	14 119
EBITDA	-330	26	-99	56	59	-306	115	-379
EBITA[1]	**-356**	**1**	**-123**	**35**	**36**	**-362**	**71**	**-484**
EBIT before exceptionals	-382	-24	-147	12	12	-414	24	-585
Exceptionals	0	-5	-225	0	-87	0	-87	-230
EBIT	**-382**	**-29**	**-372**	**12**	**-75**	**-414**	**-63**	**-815**
Profit after financial items	-250	-131	-167	25	-76	-246	-51	-544
EBITA margin %	-9.8 %	0.1 %	-3.6 %	1.3 %	1.3 %	-4.8 %	1.3 %	-3.4 %
Order intake	2 653	2 689	2 087	4 206	4 782	6 313	8 988	11 089
Order reserve[2]	9 516	8 661	7 420	9 472	11 763	9 516	11 763	7 420
Own employees [2]	**9 205**	**8 868**	**8 490**	**8 020**	**7 552**	**9 205**	**7 552**	**8 490**
EBITA - divisions								
Union Construction	22	14	11	8	11	52	19	77
Non-Union Construction	-46	16	14	3	6	-45	9	-15
Metals	-165	-5	9	0	2	-192	2	-188
Process	-127	-28	-105	0	-10	-122	-10	-255
Engineering Services	-17	11	-73	2	6	-14	8	-76
Power	-27	-22	-20	8	-18	-43	-10	-85
Pulping	15	21	6	17	41	30	58	57
Other	-11	-6	35	-3	-2	-28	-5	1

[1] Earnings before tax, interest and amortisation. [2] At end of period.

The Engineering & Construction business is slowly recovering from difficult times. EBITA remained at the same marginal level as in the first quarter. The NOK 87 million exceptional charges include costs relating to several historic uncertainties, which were closed in the period.

The European parts of the business is in the process of refocusing its operations into very distinct business streams, gradually focusing more on technology, engineering, construction management and service contracts. Pulping has come a long way down this path already, and produced a record high EBITA in the second quarter.

With the exception of Pulping, the activity levels have remained relatively low throughout the first half of 2003 and both Process and Power posted losses in the second quarter. Meanwhile, the market has responded positively to the new business drive, and several substantial orders have been awarded so far this year (see below).

Similar trends are evident in the US based Engineering & Construction business, and all main US business streams posted profits in the second quarter. The market for the US based pharmaceutical business remains slow, and the signals in the power market are mixed. Construction contracts for new power plants were awarded in the second quarter. At the same time other customers in this segment are considering to reschedule projects.

New contracts awarded in the second quarter and so far in the third quarter include supply of power boilers to pulp mills in China and Brazil, fiberlines to pulp mills in China and South Africa and construction of power plants in Baytown, Texas and in Burbank, California. Contracts have also been secured for engineering and construction management of major chemical plants in the Netherlands, Saudi Arabia and China.

Shipbuilding

A thorough review carried out in connection with the commissioning of Kvaerner Philadelphia's first containership in the second quarter revealed higher costs and lower productivity than previously expected. Delivery of the ship was delayed from the

original end of June plan and is now expected in early September.

Following the review, the yard increased its cost estimate for the three containerships under construction. To reflect this, Aker Kvaerner booked a NOK 440 million charge in the second quarter accounts.

Aker Kvaerner acknowledges that the substantial commitment made to turn Kvaerner Philadelphia into an efficient and commercial yard has not so far given the desired results. Revised plans are being drawn up, aiming to further strengthen the yard's capabilities within project management, procurement and construction management. Overhead costs are being reassessed again, and staff has been notified about future redundancies. At the same time, dialogue with potential customers about new orders continued.

At Kvaerner Masa-Yards in Finland, the improvement programmes are being executed with positive results, as evidenced in the second quarter accounts. EBITA so far this year was NOK 388 million.

Meanwhile, the order situation remains a key concern in Finland also. In June, Royal Caribbean Cruise Lines and Kvaerner Masa-Yards announced plans to build up to two new Ultra-Voyager cruise-ships.

Royal Caribbean may convert the agreement to firm contracts by the end of August or under certain terms by the end of December this year. But even if these orders are confirmed, Kvaerner Masa-Yards' activity levels and profits are expected to decline sharply towards the end of this year due to low activity.

Shipbuilding						YTD		FY
(in NOK million)	**2Q02**	**3Q02**	**4Q02**	**1Q03**	**2Q03**	**2002**	**2003**	**2002**
Operating revenues	2 652	1 790	2 606	1 826	1 827	5 063	3 653	9 459
EBITDA	230	141	153	138	-150	412	-12	706
EBITA[1]	**186**	**95**	**112**	**102**	**-188**	**323**	**-86**	**530**
EBIT before exceptionals	186	95	112	102	-188	323	-86	530
Exceptionals	0	0	495	0	0	0	0	495
EBIT	**186**	**95**	**607**	**102**	**-188**	**323**	**-86**	**1 025**
Profit after financial items	160	79	556	83	-211	273	-128	908
EBITA margin %	7.0 %	5.3 %	4.3 %	5.6 %	-10.3 %	6.4 %	-2.4 %	5.6 %
Order intake	149	11	5 458	70	28	275	98	5 744
Order reserve[2]	8 913	7 101	7 749	6 496	4 880	8 913	4 880	7 749
Own employees[2]	**6 823**	**6 599**	**5 326**	**5 207**	**5 149**	**6 823**	**5 149**	**5 326**
EBITA - divisions								
Kvaerner Philadelphia	-19	-55	-9	-34	-440	-41	-474	-105
Kvaerner Masa-Yards	198	165	128	136	252	336	388	629

[1] Earnings before tax, interest and amortisation. [2] At the end of period.

Oslo, 22 August 2003
The Board of Directors

Aker Kvaerner

AKER KVAERNER GROUP IN FIGURES

PROFIT AND LOSS ACCOUNT

Amounts in NOK millions	Q1 2003	Q2 2003	Q2 2002	1.1 - 30.6 2003	1.1 - 30.6 2002	1.1 - 31.12 2002
Operating revenues	9 313	9 628	11 818	18 941	22 054	43 643
Operating expenses	-9 075	-9 711	-11 597	-18 786	-21 481	-42 331
Depreciation and amortisation	- 194	- 209	- 227	- 403	- 419	- 885
Operating profit before exceptional items	44	- 292	- 6	- 248	154	427
Exceptional items	-	- 87	106	- 87	106	124
Operating profit	44	- 379	100	- 335	260	551
Financial items	- 82	- 50	318	- 132	256	516
Profit/loss before tax	- 38	- 429	418	- 467	516	1 067
Taxation	7	- 43	- 59	- 36	- 86	- 190
Net profit/loss	- 31	- 472	359	- 503	430	877
Minority interests	- 2	3	2	1	6	2
Majority share	- 29	- 475	357	- 504	424	875
Earnings per share (NOK) [1]	-0,65	-10,62	7,99	-11,27	11,86	21,73

[1] Profit/Loss per share and diluted profit/loss per share are the same.

BALANCE SHEET

Amounts in NOK millions	31.3 2003	30.6 2003	30.6 2002	31.12 2002
Intangible fixed assets	5 476	5 495	5 783	5 504
Tangible fixed assets	3 314	3 134	4 068	3 440
Long-term financial assets	4 036	4 262	3 390	3 954
Interest-bearing long-term receivables	416	324	278	258
Current operating assets	14 643	13 761	16 187	12 603
Interest-bearing receivables	305	303	257	307
Cash and bank deposits	3 433	4 318	3 778	4 617
Total assets	31 623	31 597	33 741	30 683
Equity	8 635	8 414	8 151	8 354
Minority interests	60	63	148	118
Deferred tax	916	916	1 110	932
Interest-free long-term debt	4 821	4 884	4 922	4 745
Interest-bearing long-term debt	4 198	4 183	4 267	4 031
Current operating liabilities	12 297	12 232	14 527	11 965
Interest-bearing current liabilities	696	905	616	538
Total liabilities and equity	31 623	31 597	33 741	30 683

CASHFLOW

Amounts in NOK millions	Q1 2003	Q2 2003	Q2 2002	1.1 - 30.6 2003	1.1 - 30.6 2002	31.12 2002
Net cashflow from operating activities	-1 376	497	- 85	- 879	-1 690	18
Net cashflow from investing activities	- 148	70	64	- 78	- 749	-1 373
Net cashflow from financing activities	218	192	175	410	3 340	3 367
Translation adjustments	122	126	- 20	248	- 5	- 277
Net decrease (-) / increase (+) in cash and bank deposits	-1 184	885	134	- 299	896	1 735
Cash and bank deposits as at 1 January	4 617	3 433	3 644	4 617	2 882	2 882
Cash and bank deposits as at end of period	3 433	4 318	3 778	4 318	3 778	4 617

EQUITY RECONCILIATION

Amounts in NOK millions	Q1 2003	Q2 2003	Q2 2002	1.1 - 30.6 2003	1.1 - 30.6 2002	31.12 2002
Equity at the beginning of the period	8 354	8 635	7 983	8 354	1 918	1 918
Net profit/loss	- 29	- 475	357	- 504	424	875
New share capital	-	-	-	-	6 100	6 100
Translation differences	310	254	- 189	564	- 291	- 539
Equity at the end of the period	8 635	8 414	8 151	8 414	8 151	8 354

The quarterly report is prepared in accordance with the same accounting principles as the annual accounts and is presented in conformity with the Norwegian Accounting Standard 11, Interim Financial Reporting

AKER KVÆRNER™



Second Quarter Results 2003

Helge Lund
Group President & CEO

Trond Westlie
Group EVP & CFO

25 August 2003

January - June 2003

Strong order intake - Weak profits
Solid cash position

Weak markets in 2002
Correspondingly weak profits in first half of 2003, as expected

Order reserve continues to grow
Oil & Gas and E&C particularly strong

Business and balance sheet improvements
Execution excellence, risk management, cost reductions
Financing agreement for Finnish yards



Page 3
Key indicators
Operating revenues
EBITA
Cash*
Net current operating assets
12 000
10 000
8 000
6 000
4 000
2 000
0
300
250
200
150
100
50
0
-50
-100
-150
5 000
4 000
3 000
2 000
1 000
0
2 500
2 000
1 500
1 000
500
0
2Q02
3Q02
4Q02
1Q03
2Q03
All numbers in NOK million
* Including short-term interest bearing receivables
AKER KVÆRNER



Page 4
EBITA by business area

EBITA (in NOK million)	2Q02	3Q02	4Q02	1Q03	2Q03	YTD02	YTD03	2002
Oil & Gas	176	183	200	137	**111**	349	**248**	732
E&C	-356	1	-123	35	**36**	-362	**71**	-484
Shipbuilding	186	95	112	102	**-188**	323	**-86**	530
Other / Corporate	68	-25	-6	-64	**-84**	-24	**-148**	-55
EBITA	74	254	183	210*	**-125***	286	**85***	723

2Q03 revenues per business area**
Shipbuilding
19 %
E&C
28 %
Oil & Gas
53 %
* Excluding amortisation of pensions
** Excluding other business
AKER KVÆRNER


Page 5
Order reserve continues to grow
Oil & Gas
E&C
Shipbuilding
30
25
20
15
10
5
0
24,2
21,8
19,1
20,8 20,8
9,5
8,7
7,4
9,5
11,8
8,9
7,1
7,7
6,5
4,9
2Q 02
3Q 02
4Q 02
1Q 03
2Q03
All figures in NOK billion
AKER KVÆRNER


Page 6
Safety
Number of lost time incidents per million hours worked
Shipbuilding
E&C
Oil & Gas
Group
35
30
25
20
15
10
5
0
2000
2001
2002
1Q 2003
2Q 2003
Numbers include subcontractors and agency workers
AKER KVÆRNER

AKER KVÆRNER™

Second Quarter Results 2003

Trond Westlie
Group EVP & CFO

Income statement consolidated

(in NOK million)	2Q02	3Q02	4Q02	1Q03	2Q03	YTD02	YTD03	2002
Operating revenues	11,818	10,118	11,471	9,313	**9,628**	22,054	**18,941**	43,643
EBITDA	221	404	335	328	**7**	573	**335**	1,312
Depreciation	-147	-150	-152	-118	**-132**	-287	**-250**	-589
EBITA	74	254	183	210*	**-125***	286	**85***	723
EBITA specified								
Oil & Gas	176	183	200	137	**111**	349	**248**	732
E&C	-356	1	-123	35	**36**	-362	**71**	-484
Shipbuilding	186	95	112	102	**-188**	323	**-86**	530
Other / Corporate	68	-25	-6	-64*	**-84***	-24	**-148***	-55

* Excluding amortisation of pensions

Income statement consolidated

(in NOK million)	2Q02	3Q02	4Q02	1Q03	2Q03	YTD02	YTD03	2002
Operating revenues	11,818	10,118	11,471	9,313	**9,628**	22,054	**18,941**	43,643
EBITDA	221	404	335	328	**7**	573	**335**	1,312
Depreciation	-147	-150	-152	-118	**-132**	-287	**-250**	-589
EBITA	74	254	183	210*	**-125***	286	**85***	723
Amortisation	-80	-80	-84	-166	**-167**	-132	**-333**	-296
EBIT bef. except.	-6	174	99	44	**-292**	154	**-248**	427
Exceptionals	106	-5	23	0	**-87**	106	**-87**	124
EBIT	100	169	122	44	**-379**	260	**-335**	551
Net financial items	326	34	277	-90	**-66**	275	**-156**	586
Earnings in associates	-8	-8	-43	8	**16**	-19	**24**	-70
Profit after fin. items	418	195	356	-38	**-429**	516	**-467**	1,067
Tax	-59	-40	-64	7	**-43**	-86	**-36**	-190
Net profit	359	155	292	-31	**-472**	430	**-503**	877
Earnings per share (NOK)	7.99	3.49	6.64	-0.65	**-10.62**	11.86	**-11.27**	21.73

* Excluding amortisation of pensions

AKER KVÆRNER

Assets

(in NOK million)	2Q02	3Q02	4Q02	1Q03	2Q03
Property, plant and equipment	4,068	4,016	3,440	3,314	**3,134**
Other fixed assets	5,783	5,671	5,504	5,476	**5,495**
Long-term financial assets	3,390	3,442	3,954	4,036	**4,262**
Long-term int. bearing receivables	278	193	258	416	**324**
Cash & short-term int. bearing receivables	4,035	4,578	4,924	3,738	**4,621**
Other current assets	16,187	15,623	12,603	14,643	**13,761**
Total assets	33,741	33,523	30,683	31,623	**31,597**

AKER KVÆRNER

Debt and equity

(in NOK million)	2Q02	3Q02	4Q02	1Q03	2Q03
Shareholder's equity	8,151	8,287	8,354	8,635	**8,414**
Minority interests	148	147	118	60	**63**
Subordinated debt	4,028	4,055	3,901	4,058	**4,075**
Non-interest bearing liabilities long-term	2,004	1,893	1,776	1,679	**1,725**
Interest-bearing debt	4,883	4,937	4,569	4,894	**5,088**
Non-interest bearing liabilities short-term	14,527	14,204	11,965	12,297	**12,232**
Total liabilities and shareholder's equity	33,741	33,523	30,683	31,623	**31,597**
Net interest bearing items	-570	-166	613	-740	**-143**
Equity	8,299	8,434	8,472	8,695	**8,477**
Equity ratio in %	24.6	25.2	27.6	27.5	**26.8**

Net current operating assets

(in NOK million)	2Q02	3Q02	4Q02	1Q03	2Q03
Oil & Gas	566	606	100	782	**717**
E&C	504	568	169	96	**-414**
Shipbuilding	2,190	1,782	1,278	2,525	**2,373**
Others / Corporate	-1,603	-1,539	-912	-1,060	**-1,150**
Total net current operating assets	1,657	1,417	635	2,343	**1,526**

Cashflow - summary

(in NOK million)	2Q02	3Q02	4Q02	1Q03	2Q03	YTD02	YTD03	2002
Net c/f from oper. act.	-85	677	1,031	-1,376	**497**	-1,690	**-879**	18
C/f from invest. act.*	0	-9	-170	20	**0**	0	**20**	-179
C/f from invest. act.**	0	0	0	0	**0**	-800	**0**	-800
Other net c/f from inv. act.	64	2	-447	-168	**70**	51	**-98**	-394
New equity	0	0	0	0	**0**	3,300	**0**	3,300
Net c/f from financial act.	175	-2	29	218	**192**	40	**410**	67
Translation adjustment	-20	-59	-213	122	**126**	-5	**248**	-277
Net increase in cash and bank deposits	134	609	230	-1,184	**885**	896	**-299**	1,735
Cash and bank deposits as at start of period	3,644	3,778	4,387	4,617	**3,433**	2,882	**4,617**	2,882
Cash and bank deposits as at end of period	3,778	4,387	4,617	3,433	**4,318**	3,778	**4,318**	4,617

* Sale of business
** Acquisition

AKER KVÆRNER

Order intake and order reserve

Order intake (in NOK million)	2Q02	3Q02	4Q02	1Q03	2Q03	YTD02	YTD03	2002
Oil & Gas	7,743	2,103	3,899	6,432	**5,175**	20,093	**11,607**	26,095
E&C	2,653	2,689	2,087	4,206	**4,782**	6,313	**8,988**	11,089
Shipbuilding	149	11	5,458*	70	**28**	275	**98**	5,744*
Others	276	89	51	62	**84**	587	**146**	727
Elimination	-617	-420	-399	-282	**-387**	-729	**-669**	-1,548
Total	10,204	4,472	11,096	10,488	**9,682**	26,539	**20,170**	42,107

Order reserve (in NOK million)	2Q02	3Q02	4Q02	1Q03	2Q03
Oil & Gas	24,161	21,772	19,091	20,750	**20,770**
E&C	9,516	8,661	7,420	9,472	**11,763**
Shipbuilding	8,913	7,101	7,749*	6,496	**4,880**
Others	773	769	646	235	**272**
Elimination	-95	-320	-326	-479	**-355**
Total	43,268	37,983	34,580	36,474	**37,330**

* Warnow deconsolidated from 1 December 2002

AKER KVÆRNER

Oil & Gas

(in NOK million)	2Q02	3Q02	4Q02	1Q03	2Q03	YTD02	YTD03	2002
Operating revenues	5,662	5,312	5,842	5,084	**5,234**	11,466	**10,318**	22,620
EBITDA	242	254	276	187	**170**	493	**357**	1,023
EBITA	176	183	200	137	**111**	349	**248**	732
EBITA specified								
FD Europe[1]	60	90	48	32	**21**	115	**53**	253
MMO Europe[2]	9	23	45	67	**66**	33	**133**	101
OG&P International[3]	-7	-32	9	-30	**-38**	-3	**-68**	-26
S&OP[4]	114	102	98	68	**62**	204	**130**	404

[1] FD = Field Development
[2] MMO = Maintenance, Modifications & Operations
[3] OG&P = Oil, Gas & Process
[4] S&OP = Subsea & Oilfield Products

AKER KVÆRNER

Oil & Gas

(in NOK million)	2Q02	3Q02	4Q02	1Q03	2Q03	YTD02	YTD03	2002
Operating revenues	5,662	5,312	5,842	5,084	**5,234**	11,466	**10,318**	22,620
EBITDA	242	254	276	187	**170**	493	**357**	1,023
EBITA	176	183	200	137	**111**	349	**248**	732
EBIT bef. except.	124	130	142	84	**58**	255	**142**	527
Exceptionals	106	0	-23	0	**0**	106	**0**	83
EBIT	230	130	119	84	**58**	361	**142**	610
Profit after financial items	251	131	64	92	**68**	394	**160**	589
EBITA margin in %	3.1	3.4	3.4	2.7	**2.1**	3.0	**2.4**	3.2
Order intake	7,743	2,103	3,899	6,432	**5,175**	20,093	**11,607**	26,095
Order reserve	24,161	21,772	19,091	20,750	**20,770**	24,161	**20,770**	19,091
Employees*	16,788	16,452	15,747	15,275	**14,888**	16,788	**14,888**	15,747

* Excluding agency personnel

AKER KVÆRNER

Engineering & Construction

(in NOK million)	2Q02	3Q02	4Q02	1Q03	2Q03	YTD02	YTD03	2002
Operating revenues	3,632	3,340	3,310	2,624	**2,803**	7,469	**5,427**	14,119
EBITDA	-330	26	-99	56	**59**	-306	**115**	-379
EBITA	-356	1	-123	35	**36**	-362	**71**	-484
EBITA specified								
Union construction	22	14	11	8	**11**	52	**19**	77
Non-Union constr.	-46	16	14	3	**6**	-45	**9**	-15
Metals	-165	-5	9	0	**2**	-192	**2**	-188
Process	-127	-28	-105	0	**-10**	-122	**-10**	-255
Engineering services	-17	11	-73	2	**6**	-14	**8**	-76
Power	-27	-22	-20	8	**-18**	-43	**-10**	-85
Pulping	15	21	6	17	**41**	30	**58**	57
Other E&C	-11	-6	35	-3	**-2**	-28	**-5**	1

AKER KVÆRNER

Engineering & Construction

(in NOK million)	2Q02	3Q02	4Q02	1Q03	2Q03	YTD02	YTD03	2002
Operating revenues	3,632	3,340	3,310	2,624	**2,803**	7,469	**5,427**	14,119
EBITDA	-330	26	-99	56	**59**	-306	**115**	-379
EBITA	-356	1	-123	35	**36**	-362	**71**	-484
EBIT bef. except.	-382	-24	-147	12	**12**	-414	**24**	-585
Exceptionals	0	-5	-225	0	**-87**	0	**-87**	-230
EBIT	-382	-29	-372	12	**-75**	-414	**-63**	-815
Profit after financial items	-250	-131	-167	25	**-76**	-246	**-51**	-544
EBITA margin in %	-9.8	0.1	-3.6	1.3	**1.3**	-4.8	**1.3**	-3.4
Order intake	2,653	2,689	2,087	4,206	**4,782**	6,313	**8,988**	11,089
Order reserve	9,516	8,661	7,420	9,472	**11,763**	9,516	**11,763**	7,420
Employees*	9,205	8,868	8,490	8,020	**7,552**	9,205	**7,552**	8,490

* Excluding agency personnel

AKER KVÆRNER

Shipbuilding

(in NOK million)	2Q02	3Q02	4Q02	1Q03	2Q03	YTD02	YTD03	2002
Operating revenues	2,652	1,790	2,606	1,826	**1,827**	5,063	**3,653**	9,459
EBITDA	230	141	153	138	**-150**	412	**-12**	706
EBITA*	186	95	112	102	**-188**	323	**-86**	530
EBITA specified								
Masa-Yards	198	165	128	136	**252**	336	**388**	629
Philadelphia	-19	-55	-9	-34	**-440**	-41	**-474**	-105

* Warnow deconsolidated as from 1 December 2002

AKER KVÆRNER

Shipbuilding

(in NOK million)	2Q02	3Q02	4Q02	1Q03	2Q03	YTD02	YTD03	2002
Operating revenues	2,652	1,790	2,606	1,826	**1,827**	5,063	**3,653**	9,459
EBITDA	230	141	153	138	**-150**	412	**-12**	706
EBITA*	186	95	112	102	**-188**	323	**-86**	530
EBIT bef. except.	186	95	112	102	**-188**	323	**-86**	530
Exceptionals	0	0	495	0	**0**	0	**0**	495
EBIT	186	95	607	102	**-188**	323	**-86**	1,025
Profit after financial items	160	79	556	83	**-211**	273	**-128**	908
EBITA margin in %	7.0	5.3	4.3	5.6	**-10.3**	6.4	**-2.4**	5.6
Order intake	149	11	5,458	70	**28**	275	**98**	5,744
Order reserve	8,913	7,101	7,749	6,496	**4,880**	8,913	**4,880**	7,749
Employees**	6,823	6,599	5,326	5,207	**5,149**	6,823	**5,149**	5,326

* Warnow deconsolidated as from 1 December 2002
** Excluding agency personnel

AKER KVÆRNER

Other activities

(in NOK million)	2Q02	3Q02	4Q02	1Q03	2Q03	YTD02	YTD03	2002
Operating revenues*	-128	-324	-287	-221	**-236**	-1,944	**-457**	-2,555
EBITDA	79	-17	5	-53	**-72**	-26	**-125**	-38
EBITA	68	-25	-6	-64**	**-84****	-24	**-148****	-55
EBIT bef. except.	66	-27	-8	-154	**-174**	-10	**-328**	-45
Exceptionals	0	0	-224	0	**0**	0	**0**	-224
EBIT	66	-27	-232	-154	**-174**	-10	**-328**	-269
Profit after financial items	257	116	-97	-238	**-183**	95	**-421**	114
Order intake*	-341	-331	-348	-220	**-303**	-142	**-523**	-821
Order reserve*	678	449	320	-244	**-83**	678	**-83**	320
Employees***	2,825	2,665	3,300	1,568	**1,543**	2,825	**1,543**	3,300

* Including Group eliminations
** Excluding amortisation of pensions
*** Excluding agency personnel

AKER KVÆRNER

Trading outlook second half

- Oil & Gas and Engineering & Construction
  - Continues to improve as new orders come into effect
- Shipbuilding
  - Marginal loss for the year as a whole
- Corporate
  - Costs in line with previous quarters
- Overall
  - Group EBITA forecast reduced with the losses in Philadelphia
  - Working capital in line with projections, decrease in second half

AKER KVÆRNER

AKER KVÆRNER™



Status and way forward

Helge Lund
Group President & CEO

Uncertainties reduced

Number of 'legacy issues' significantly reduced



Late 2001
Now

- 2001: Large backlog of 'legacy cases'
  - Project disputes
  - Legal issues
  - Most cases small
- Good progress in resolving the issues
  - 10 disputes settled this summer alone
  - Some cases better than expected, others more challenging

Examples of cases solved

Major "Legacy issues" resolved 2002-2003

✓ Polypropylene New Jersey
- Final settlement agreed in early 2003

✓ CalEnergy
- Client claimed USD 30 million after project completion in 2000
- Settled in 2002

✓ Coastal
- Project delivered in 1990, settlement agreed 2002

✓ Philadelphia
- Obligations reduced by USD 80 million in 2002

✓ Advance Agro
- Aker Kvaerner claimed USD 5 million, client counterclaimed USD 245 million
- Settled in 2003

and... ... many smaller issues resolved

Important issues outstanding

- Equatorial
  - Verdict in first instance in favour of Equatorial
  - Aker Kvaerner will appeal if post-trial motions are unsuccessful
- Warnow, production limitation
  - Commission appealed ruling to repay Aker Kvaerner
- Warnow, excess subsidies
  - Formal proceedings opened
  - AK view supported by German authorities
- Ipsco
  - Preparation for trial in 2004 ongoing
- Valhall
  - Successfully installed
  - Good co-operation with BP
- Sea Launch
  - Both launches successful, and one new contract in 3Q

... the list keeps shrinking

Equatorial update

- Background
  - Feasibility study for a copper mine in Tonopah, Nevada
- Status
  - Verdict on 16 July 2003, in favour of Equatorial in the amount of USD 137 mill (excluding interest fees and costs)
  - On 15 August, the judge awarded the Equatorial plaintiffs pre-judgement interest, and litigation costs, adding USD 20 mill to the initial verdict. Claim limited to Kvaerner US Inc
  - Aker Kvaerner maintains that Kvaerner US Inc acted in a professional manner in the performance of its work for Equatorial
- The way forward
  - Post trial motions will be pursued
  - If post trial motions not successful, the ruling will be appealed

Achievements in shipbuilding


Market achievements
1+1 Ultra-Voyager cruise ships (Masa)
Color Line cruise ferry (Masa)
4 container ships (Ostsee)
2 container ships (Philly)
4 + 6 container ships (Ostsee)
1Q02
2Q02
3Q02
4Q02
1Q03
2Q03
Philadelphia org strengthened
Aker Ostsee established
Joint mgmt German yards
AKYards mgmt co established
Masa-Yards financing deal
Strategic achievements
Status August 2003
Kvaerner Masa-Yards
Improvement programme produces strong results
Financing agreement in place
Increased market activity
Aker Ostsee (40%)
Merger successfully accomplished
Well received in the market
Kvaerner Philadelphia
First container ship nearing completion, productivity issues, charges in 2Q03
Dialogue with potential new customers

Philadelphia update

- Status
  - Higher costs and lower productivity than previously expected on the first three vessels
  - Loss in 2Q: NOK 440 million
- Background for significantly higher costs
  - Large amounts of change orders and rework
  - Higher use of subcontractors than expected
  - Insufficiency in local management information systems
  - Strong focus on vessel # 1, consuming all management attention



Philadelphia - Actions and changes since 2002

Initial observations	Response
• No contracts, first vessel delayed by two years • Accumulated net loss of USD 44 million	• Concentrate on container vessels, develop core competencies • Successful sales drive. Construction financing secured
• Productivity at 20% of international standard • Limited experience amongst managers and workers	• Management strengthened, transfer of European personnel • New long-term agreement with Union
• Material costs nearly twice as high as international level	• Radical change in procurement. Turn-key Contracting
• Relationship with PSDC was stretched and negative	• Re-established relationship, re-negotiated obligations
	= Good initiatives, but insufficient

Philadelphia - Current actions

- Further strengthening of management
  - Project, technical co-ordination, cost control, subcontractor follow-up, execution
- Increased outsourcing
  - Electrical, Piping, Design and Engineering
- Renegotiate with subcontractors, suppliers
  - 157 agreements to be reviewed and improved
- Improve management systems and routines
  - Risk assessment, logistics, internal control
- Cut overhead costs, increase flexibility
  - *Higher degree of outsourcing and turnkey contracts*

AKER KVÆRNER

Market position improving



Kårstø gas terminal inst. work, Statoil
Snorre maintenance, Statoil
Ormen Lange, Norsk Hydro
Magnolia Power Plant, SCPPA
Ekofisk 2/4 M, ConocoPhillips
ACZ Boilers, Borås Energi
Two concrete substructures, Sakhalin Energy
Baytown Cogen power plant, ExxonMobil
PTA plant, DuPontSA
Polymer plant, Eval Europe
PTA plant, IOC/ Larsen & Toubro
Nickel plant modification
Butanediol plant, GACIC
El Sauzal, Glamis Gold
World's largest Pulping and recovery boiler, Chinese cust.
FEED polyethylene plant, Chevron Phillips Chemicals
Spence Copper Project, Rio Chilex
Dalia Subsea, Total
Pulping, Mondi Ltd.
Complete boiler island, Veracel
Moomba Gas (ACE project), Santos Ltd.
Quarter 1
Quarter 2
Quarter 3
Orders YTD: 20 BNOK

Only publicised orders included

AKER KVÆRNER

Oil & Gas: On- and offshore successes

Dalia subsea for Total



- One of the world's largest subsea fields
- Statoil Kristin experience incorporated
- Size: NOK 2 billion
- Additional long term service agreement included

Kårstø installation work



- Aker Stord to do installation work for receiving gas from the Kristin field
- Size: NOK 700 million
- Customer: Statoil
- Competitiveness in the onshore market proven

AKER KVÆRNER

E&C: Rebound in the market

Caprolactam Revamp in China



- Revamp Caprolactam plant with two new production units China for DNCC
- Detailed Engineering and Construction services by local Design Institute
- Value to AK is approximately USD 10 -15 mill

Kuraray EVAL Europe



- Expansion project for EVAL Europe in Belgium.
- Lump sum EPC contract
- Project Value approx. EUR 80 mill
- Client integrated design team
- First project in Zoetermeer applying Project Execution Model integrated execution philosophy

AKER KVÆRNER

Pulping and Power: Market position regained

Vercacell contract in Brazil


RECOX™


CYBEX™

- Greenfield pulp mill in Brazil for Veracel, owned by Aracruz and Stora Enso
- Integrated boiler island worth in excess of EUR 100 million
- Design and manufacturing of core components in Tampere

Chinese pulp mill contract


RECOX™
COMPACT COOKING™
COMPACT PRESS™

- One of the largest contracts in the pulping industry
- Largest single-line fiberline and recovery boiler in the world
- Integrated chlorine dioxide plant, largest system of its kind in the world
- Total value EUR 180 million

Oil & Gas: Revival of concrete

Sakhalin II is the largest foreign investment project in Russia, in total USD 10 billion

Piltun-Astokhskoye Platform

27,000 Sm³ concrete

94m x 91m

Lunskoye Platform

34,500 Sm³ concrete

105m x 88m

Sakhalin Island

Platforms will be built in Nakhodka and pulled to Sakhalin. Up to 80% of personnel, products and services from Russian subcontractors

- Aker Kvaerner with USD 150 million engineering, procurement, management and project services contract
- Customer: Sakhalin Energy Investment Company
  - Shell 55%, Mitsui 25% and Mitsubishi 20%
- Lunskoye and Piltun-Astokhskoye are the first two concrete gravity based structures ever built in Russia
  - Builds on experience from over 18 previous concrete platforms built in the North Sea and Atlantic Canada
  - Installation planned in 2005
  - *Challenges are harsh environment* (Pack ice and earth quakes) and limited infrastructure


Page 37
Group priorities
Flexible
cost base
Competitive position
Cyclical business
Risk management
excellence
Quality & predictability
Value creation
World class
project execution
Quality & predictability
Value creation
Shared values and
leadership approach
Company culture
Global connectivity
AKER KVÆRNER


Page 38
"Risk dashboard":
Contributing to better quality projects
Note: All names and numbers are dummys from
the test version of the Risk Dashboard
AKER KVÆRNER


Project execution model:
Contributing to world-class execution
Page 39
FEASIBILITY & CONCEPT
SYSTEM DEFINITION
DETAILING & FABRICATION
ASSEMBLY/ ERECTION
SYSTEM COMPLETION
Strategic level
TENDER & KICK-OFF
Control level:
Major Milestones
Corporate
Strategic
Control
Business Areas
Execution
Projects
Specific work processes, systems & procedures
Execution level:
AKER KVÆRNER


Page 40
AKER KVÆRNER™
Status 2Q03
Strong order intake
Weak profits, as forecast
Well positioned!
AKER KVÆRNER

Additional Information

AKER KVÆRNER

Group result 1Q03

Consolidated key figures (in NOK million)	2Q02	3Q02	4Q02	1Q03	2Q03	YTD02	YTD03	2002
Operating revenues	11,818	10,118	11,471	9,313	**9,628**	22,054	**18,941**	43,643
EBITA	74	254	183	210*	**-125***	286	**85***	723
EBIT before exceptionals	-6	174	99	44	**-292**	154	**-248**	427
Profit after financial items	418	195	356	-38	**-429**	516	**-467**	1,067
Total assets	33,741	33,523	30,683	31,623	**31,597**	33,741	**31,597**	30,683
Equity	8,299	8,434	8,472	8,695	**8,477**	8,299	**8,477**	8,472
Equity ratio (in %)	24.6	25.2	27.6	27.5	**26.8**	24.6	**26.8**	27.6
Net interest bearing items	-570	-166	613	-740	**-143**	-570	**-143**	613
Cash & short-term interest bearing receivables	4,035	4,578	4,924	3,738	**4,621**	4,035	**4,621**	4,924
Total net current operating assets	1,657	1,417	635	2,343	**1,526**	1,657	**1,526**	635
Order backlog	43,268	37,983	34,580	36,474	**37,330**	43,268	**37,330**	34,580
Earnings per share(NOK)	7.99	3.49	6.64	-0.65	**-10.62**	11.86	**-11.27**	21.73

* Excluding amortisation of pensions

AKER KVÆRNER

EBITDA by business area

EBITDA (in NOK million)	2Q02	3Q02	4Q02	1Q03	2Q03	YTD02	YTD03	2002
Oil & Gas	242	254	276	187	**170**	493	**357**	1,023
E&C	-330	26	-99	56	**59**	-306	**115**	-379
Shipbuilding	230	141	153	138	**-150**	412	**-12**	706
Other / Corporate	79	-17	5	-53	**-72**	-26	**-125**	-38
Total	221	404	335	328	**7**	573	**335**	1,312

EBIT by business area

EBIT (in NOK million)	2Q02	3Q02	4Q02	1Q03	2Q03	YTD02	YTD03	2002
Oil & Gas	124	130	142	84	**58**	255	**142**	527
E&C	-382	-24	-147	12	**12**	-414	**24**	-585
Shipbuilding	186	95	112	102	**-188**	323	**-86**	530
Other / Corporate	66	-27	-8	-154	**-174**	-10	**-328**	-45
Total*	-6	174	99	44	**-292**	154	**-248**	427

* Excluding exceptional items

Field Development Europe

(in NOK million)	2Q02	3Q02	4Q02	1Q03	2Q03	YTD02	YTD03	2002
Revenue	1,614	1,416	1,616	1,612	**1,483**	3,235	**3,095**	6,267
EBITDA	83	113	79	48	**42**	165	**90**	357
EBITA	60	90	48	32	**21**	115	**53**	253
EBIT*	47	77	34	19	**8**	94	**27**	205
Order intake	936	443	1,019	2,245	**453**	5,865	**2,698**	7,327
Order reserve	6,911	6,023	5,340	5,995	**4,944**	6,911	**4,944**	5,340

* Excluding exceptional items

AKER KVÆRNER

MMO Europe

(in NOK million)	2Q02	3Q02	4Q02	1Q03	2Q03	YTD02	YTD03	2002
Revenue	1,445	1,700	1,638	1,470	**1,533**	2,735	**3,003**	6,073
EBITDA	15	30	51	70	**69**	46	**139**	127
EBITA	9	23	45	67	**66**	33	**133**	101
EBIT*	-13	0	23	44	**43**	-7	**87**	16
Order intake	2,902	120	968	2,289	**1,324**	6,794	**3,613**	7,882
Order reserve	9,984	8,700	8,029	8,871	**8,691**	9,984	**8,691**	8,029

* Excluding exceptional items

AKER KVÆRNER

Oil, Gas & Process International

(in NOK million)	2Q02	3Q02	4Q02	1Q03	2Q03	YTD02	YTD03	2002
Revenue	786	508	621	469	**426**	1,613	**895**	2,742
EBITDA	-3	-28	13	-26	**-35**	5	**-61**	-10
EBITA	-7	-32	9	-30	**-38**	-3	**-68**	-26
EBIT*	-12	-37	4	-34	**-43**	-14	**-77**	-47
Order intake	2,212	106	357	298	**560**	2,926	**858**	3,389
Order reserve	2,624	2,530	1,751	1,782	**1,948**	2,624	**1,948**	1,751

* Excluding exceptional items

Subsea & Oilfield Products

(in NOK million)	2Q02	3Q02	4Q02	1Q03	2Q03	YTD02	YTD03	2002
Revenue	1,817	1,688	1,967	1,533	**1,792**	3,883	**3,325**	7,538
EBITDA	147	139	133	95	**93**	277	**188**	549
EBITA	114	102	98	68	**62**	204	**130**	404
EBIT*	102	90	81	55	**50**	182	**105**	353
Order intake	1,693	1,434	1,555	1,600	**2,838**	4,508	**4,438**	7,497
Order reserve	4,642	4,519	3,971	4,102	**5,187**	4,642	**5,187**	3,971

* Excluding exceptional items

Union Construction

(in NOK million)	2Q02	3Q02	4Q02	1Q03	2Q03	YTD02	YTD03	2002
Revenue	800	569	597	363	**367**	1,674	**730**	2,840
EBITDA	24	15	12	9	**12**	56	**21**	83
EBITA	22	14	11	8	**11**	52	**19**	77
EBIT*	21	13	11	7	**11**	50	**18**	74
Order intake	285	418	390	461	**718**	457	**1,179**	1,265
Order reserve	1,982	1,800	1,466	1,640	**1,997**	1,982	**1,997**	1,466

* Excluding exceptional items

AKER KVÆRNER

Non-Union Construction

(in NOK million)	2Q02	3Q02	4Q02	1Q03	2Q03	YTD02	YTD03	2002
Revenue	156	251	257	167	**195**	293	**362**	801
EBITDA	-46	17	15	4	**6**	-45	**10**	-13
EBITA	-46	16	14	3	**6**	-45	**9**	-15
EBIT*	-46	16	14	3	**6**	-45	**9**	-15
Order intake	56	101	78	347	**64**	230	**411**	409
Order reserve	846	706	498	707	**567**	846	**567**	498

* Excluding exceptional items

AKER KVÆRNER

Metals

(in NOK million)	2Q02	3Q02	4Q02	1Q03	2Q03	YTD02	YTD03	2002
Revenue	333	379	345	344	**296**	622	**640**	1,346
EBITDA	-164	-3	11	1	**4**	-189	**5**	-181
EBITA	-165	-5	9	0	**2**	-192	**2**	-188
EBIT*	-166	-5	9	0	**2**	-193	**2**	-189
Order intake	261	250	325	1,315	**458**	420	**1,773**	995
Order reserve	1,361	1,231	1,120	2,187	**2,356**	1,361	**2,356**	1,120

* Excluding exceptional items

Process

(in NOK million)	2Q02	3Q02	4Q02	1Q03	2Q03	YTD02	YTD03	2002
Revenue	715	662	516	514	**401**	1,661	**915**	2,839
EBITDA	-123	-24	-101	4	**-6**	-112	**-2**	-237
EBITA	-127	-28	-105	0	**-10**	-122	**-10**	-255
EBIT*	-127	-28	-105	0	**-10**	-122	**-10**	-255
Order intake	620	507	224	306	**919**	1,693	**1,225**	2,424
Order reserve	1,296	1,130	814	635	**1,212**	1,296	**1,212**	814

* Excluding exceptional items

Engineering Services

(in NOK million)	2Q02	3Q02	4Q02	1Q03	2Q03	YTD02	YTD03	2002
Revenue	435	398	272	388	**373**	885	**761**	1,555
EBITDA	-16	12	-72	3	**7**	-12	**10**	-72
EBITA	-17	11	-73	2	**6**	-14	**8**	-76
EBIT*	-17	11	-73	2	**6**	-14	**8**	-76
Order intake	175	807	425	205	**151**	420	**356**	1,652
Order reserve	1,764	2,188	2,240	2,105	**1,962**	1,764	**1,962**	2,240

* Excluding exceptional items

AKER KVÆRNER

Power

(in NOK million)	2Q02	3Q02	4Q02	1Q03	2Q03	YTD02	YTD03	2002
Revenue	433	477	699	419	**530**	847	**949**	2,023
EBITDA	-20	-15	-12	14	**-11**	-28	**3**	-55
EBITA	-27	-22	-20	8	**-18**	-43	**-10**	-85
EBIT*	-28	-23	-21	8	**-18**	-45	**-10**	-89
Order intake	689	147	139	926	**733**	1,486	**1,659**	1,772
Order reserve	1,629	1,297	883	1,551	**1,799**	1,629	**1,799**	883

* Excluding exceptional items

AKER KVÆRNER

Pulping

(in NOK million)	2Q02	3Q02	4Q02	1Q03	2Q03	YTD02	YTD03	2002
Revenue	284	223	200	203	**388**	564	**591**	987
EBITDA	19	24	9	20	**45**	37	**65**	70
EBITA	15	21	6	17	**41**	30	**58**	57
EBIT*	15	20	6	17	**41**	29	**58**	55
Order intake	87	131	206	172	**1,405**	522	**1,577**	859
Order reserve	559	402	418	452	**1,541**	559	**1,541**	418

* Excluding exceptional items

AKER KVÆRNER

Other E&C

(in NOK million)	2Q02	3Q02	4Q02	1Q03	2Q03	YTD02	YTD03	2002
Revenue	476	381	424	226	**254**	923	**480**	1,728
EBITDA	-4	0	39	1	**3**	-13	**4**	26
EBITA	-11	-6	35	-3	**-2**	-28	**-5**	1
EBIT*	-34	-28	12	-25	**-25**	-74	**-50**	-90
Order intake	480	328	300	474	**333**	1,085	**807**	1,713
Order reserve	79	-93	-19	195	**331**	79	**331**	-19

* Excluding exceptional items

AKER KVÆRNER

Shipbuilding Masa-Yards

(in NOK million)	2Q02	3Q02	4Q02	1Q03	2Q03	YTD02	YTD03	2002
Revenue	2,338	1,516	1,733	1,705	**1,650**	4,426	**3,355**	7,675
EBITDA	228	196	157	166	**283**	397	**449**	750
EBITA	198	165	128	136	**252**	336	**388**	629
EBIT*	198	165	128	136	**252**	336	**388**	629
Order intake	129	0	2,357	70	**36**	209	**106**	2,566
Order reserve	8,146	6,594	7,029	5,870	**4,449**	8,146	**4,449**	7,029

* Excluding exceptional items

AKER KVÆRNER

Shipbuilding Philadelphia

(in NOK million)	2Q02	3Q02	4Q02	1Q03	2Q03	YTD02	YTD03	2002
Revenue	0	0	678	121	**185**	0	**306**	678
EBITDA	-14	-48	-3	-28	**-433**	-32	**-461**	-83
EBITA	-19	-55	-9	-34	**-440**	-41	**-474**	-105
EBIT*	-19	-55	-9	-34	**-440**	-41	**-474**	-105
Order intake	0	0	1,506	0	**0**	0	**0**	1,506
Order reserve	0	0	720	626	**432**	0	**432**	720

* Excluding exceptional items

AKER KVÆRNER

DISCLAIMER

- This Presentation includes and is based, inter alia, on forward-looking information and statements that are subject to risks and uncertainties that could cause actual results to differ. These statements and this Presentation are based on current expectations, estimates and projections about global economic conditions, the economic conditions of the regions and industries that are major markets for Aker Kværner ASA and Aker Kværner ASA's *(including subsidiaries and affiliates) lines of business. These expectations, estimates and* projections are generally identifiable by statements containing words such as "expects", "believes", "estimates" or similar expressions. Important factors that could cause actual results to differ materially from those expectations include, among others, economic and market conditions in the geographic areas and industries that are or will be major markets for Aker Kvaerner's businesses, oil prices, market acceptance of new products and services, changes in governmental regulations, interest rates, fluctuations in currency exchange rates and such other factors as may be discussed from time to time in the Presentation. Although Aker Kværner ASA believes that its expectations and the Presentation are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved or that the actual results will be as set out in the Presentation. Aker Kværner ASA is making no representation or warranty, expressed or implied, as to the accuracy, reliability or completeness of the Presentation, and neither Aker Kværner ASA nor any of its directors, officers or employees will have any liability to you or any other persons resulting from your use.
- The Aker Kvaerner group consists of many legally independant entities, constituting their own separate identities. *Aker Kvaerner* is used as the common brand or trade mark for most of this entities. In this presentation we may sometimes use "Aker Kvaerner", "Group, "we" or "us" when we refer to Aker Kvaerner companies in general or where no useful purpose is served by identifying any particular Aker Kvaerner company.

AKER KVÆRNER

KVÆRNER™

KVÆRNER ASA QUARTERLY REPORT

1st quarter 2002





KVÆRNER

Dear fellow shareholder
The Kvaerner Group is back on track and is slowly gaining pace.

The new financial and industrial structure that was implemented at the beginning of the year represents a firm foundation – and this quarterly report shows a modest operating profit for the first three months of 2002.

Since I joined Kvaerner at the beginning of the year, I have spent much time with my management team visiting different parts of the Group. I have met with key customers and discussed the future of our Group with leaders and employees in Asia and the United States, on the European continent, in Britain and in the Nordic countries. I sense growing optimism and feel positive energy coming to the surface.

Our oil and gas business area, Aker Kvaerner, has achieved a head start with many important orders. With the integration of oil and gas related operations that were previously part of Kvaerner E&C, Aker Kvaerner will grow further to become an even more important centre of gravity within the Group in the future. Our main objective for Aker Kvaerner will be to successfully complete the recent merger, realise synergies and continue our growth in new markets.

While some units still face challenging market conditions and correspondingly low workloads, I am confident that the recently announced structural improvements will energise the organisation further. For instance within shipbuilding where the yard management company Aker Kvaerner Yard, jointly owned with Aker RGI, came into operation in the first quarter.

Both Kvaerner Engineering & Construction and Kvaerner Pulp & Paper are diverse operations with many profitable units. Some however, are unprofitable and need a new direction. It will be necessary to strictly control costs improve operations. Some initiatives have already been implemented. In the longer-term, new strategic opportunities will emerge, and strong and profitable Kvaerner units will be well positioned to gain from this.

One common feature of most Kvaerner units is their involvement in complex projects. I believe that good management of risk and opportunities in all stages of a project will be the single most important objective throughout our Group going forward. Only then can we meet the agreed delivery to our customers, and produce profits that in turnwill increase the value of our group.

Helge Lund
Group President and CEO

DRIVING CHANGE TO IMPROVE OPERATIONS

Operating profit for the Kvaerner Group in the first quarter 2002 amounted to NOK 160 million, compared to a loss of NOK 345 million in the previous quarter. Coming out of a difficult year in 2001, the Group has restored profitability.

In the first quarter of 2002, three of the four business areas reported operating profits. Including NOK 31 million of non-recurring costs related to the integration of former Aker Maritime units, operating profit in Aker Kvaerner was NOK 81 million. Aker Maritime units were consolidated with effect from March.

Kvaerner E&C (Engineering & Construction) reported an operating profit of NOK 18 million, and Shipbuilding, NOK 137 million. Kvaerner Pulp & Paper had an operating loss of NOK 55 million during the period.

The financial restructuring of the Group was successfully completed in the first quarter. Net interest-bearing debt was NOK 940 million at the end of March, reduced from NOK 6.3 billion at the end of 2001.

Correspondingly the equity ratio at the end of March 2002 was 22.9 per cent compared with 7.0 per cent at the beginning of the year. Inclusive of subordinated debt, the adjusted equity ratio at the end of the first quarter was 35.5 per cent.

Several changes to the operational structure of the Group were completed, including the combination with the oil and gas units of Aker Maritime, the establishment of a jointly owned shipyard management company, and the move of the head office from London to Oslo.

In May, further changes were introduced. Motivated by a wish to service its global and regional customers more effectively, Kvaerner announced that the oil and gas activities of Kvaerner E&C in Houston and Asia Pacific would be integrated with Aker Kvaerner. The change will allow Kvaerner E&C to address more clearly the needs of its customers and concentrate its efforts on improving its existing global operations.

At the end of March the combined order reserve of the Group was NOK 47.5 billion, an increase of NOK 10.9 billion since the beginning of the year. The former Aker Maritime companies joined in March with a combined reserve of NOK 13.2 billion.

The order intake for Aker Kvaerner was exceptionally good in the first quarter this year, with significant new orders relating to the Kristin field development project and longterm maintenance and operation contracts in Norway.

Meanwhile, the order reserve in the Shipbuilding and Kvaerner E&C business areas declined through the first quarter, and new orders are required.

The new financial and industrial structure of the Group represents a sound foundation for continued operational improvement. Management is spending much time with key customers to ensure that Group priorities are aligned with customer requirements. Internally, management is focusing on making improvements for health, safety and environmental issues, reducing costs, improving productivity, and strengthening of the risk management culture throughout the Group.

Operational performance is expected to remain relatively strong in Aker Kvaerner for the rest of the year, while the position in Kvaerner E&C and Kvaerner Pulp & Paper is expected to gradually improve. The Kvaerner shipyards will produce varying results in the coming quarters.

Revenues and profit

Group operating revenues in the first quarter of 2002 were down from previous quarters, reflecting reduced order intake and low workload, particularly in the E&C and Pulp & Paper business areas. Revenues in Oil & Gas increased, partly as a result of the incorporation of Aker Maritime units from March.

Operating profit was NOK 160 million in the first quarter 2002. This is a sharp increase from the previous quarter, which was marked by weak project results from Kvaerner E&C and the Warnow and Philadelphia shipyards.

Aker Kvaerner, Kvaerner E&C and Kvaerner Shipbuilding reported operating profits, whilst Kvaerner Pulp & Paper had an operating loss in the first quarter. Further details about business area performances are included below.

Operating profit in the first quarter included NOK 31 million in non-recurring merger costs and NOK 16 million in goodwill amortisation for March, both related to the integration of Aker Maritime units.

The first quarter operating result for other businesses, including the Romanian mechanical engineering activities, Sheffield Manufacturing and Hangfa, was a loss of NOK 21 million.

Profit after financial items amounted to NOK 98 million in the first quarter 2002. Net financial items were negative at NOK 62 million, including losses from associates that amounted to NOK 11 million in the period. This mainly related to the Karbomont plant. The Group's ownership involvement in the Sea Launch project had no profit impact.

Investments, financing and liquidity

The overall refinancing of the Kvaerner Group was concluded in the first quarter 2002. The refinancing scheme included NOK 3.3 billion in new equity, the transfer of NOK 4.5 billion of senior long-term borrowing to subordinated debt, and the combination with Aker Maritime. The Aker Maritime transaction increased equity by NOK 2.8 billion.

Net interest bearing items at the end of March 2002 amounted to NOK 940 million, compared with NOK 6.3 billion at the beginning of the year.

The equity ratio at the end of March 2002 was 22.9 per cent compared with 7.0 per cent at the beginning of the year. Inclusive of subordinated debt, the adjusted equity ratio at the end of the first quarter was 35.5 per cent.

Group cash outflow before financing was NOK 2.4 billion - consisting of cash flow from operations of negative NOK 1.6

billion, plus the net cash outflow associated with the acquisition of Aker Maritime, NOK 0.8 billion. The outflow from operations is mainly the result of increased working capital during the first quarter 2002.

Net working capital increased by NOK 1.7 billion in the period. NOK 763 million of this increase is attributable to Shipbuilding, where the build-up of working capital is a function of delivery times for vessels. No new vessels were delivered in the first quarter of 2002. Both Aker Kvaerner and E&C reported increased net working capital in the region of NOK 400 million each. The change is primarily a consequence of exceptionally strong year-end positions.

The first quarter capital expenditure amounted to NOK 88 million compared to fixed assets depreciation of NOK 140 million. More than 70 per cent of the total investments were made in the Aker Kvaerner and Shipbuilding business areas.

In February the European Court of First Instance set aside the EU commission's decision that Kvaerner should pay DEM 117 million due to alleged breach of capacity restrictions at the German shipyard, Kvaerner Warnow. The amount, which was originally paid by Kvaerner in 2000, was repaid in April and is consequently not reflected in the balance sheet at the end of March. Kvaerner expects that the Commission will appeal and that a second court hearing would last a further 2-3 years.

Share price and ownership

Following the financial restructuring, Kværner ASA has 894,133,916 shares. On 8 May the Company had 31,638 shareholders of which the 20 largest owned 76.1 per cent of the shares. Aker Maritime ASA is the largest shareholder, owning 49.9 per cent of the shares.

The Kvaerner shares are traded on the Oslo Stock Exchange in Norway. On 7 May trading closed at NOK 8.38 per share, down 3.12 per cent from the beginning of the year. In the same period the Oslo Stock Exchange OBX index increased by 0.25 per cent.

In accordance with the agreement made with Invitt AS, the shareholder that demanded a public investigation, the Board of Directors has appointed the independent Committee that will investigate the administration of the Group in the period from July 1998. The Committee will conclude their investigation by the summer 2003, and the key findings of the Committee will be made publicly available.

Oil & Gas (Aker Kvaerner)

Business area key figures (all amounts in NOK million)	1Q01	2Q01	3Q01	4Q01	1Q02	Year 2001
Operating revenues	2 514	2 770	2 899	3 270	3 560	11 453
Operating profit	96	120	115	87	81	418
Order intake	3 849	2 616	3 976	2 566	12 597	13 007
Order reserve*	10 214	10 335	11 078	9 179	23 238	9 179
Employees*	9 070	9 248	9 270	8 675	16 302	8 675

**At end of period*

Operating profit by division - Old structure (all amounts in NOK million)	1Q01	2Q01	3Q01	4Q01	1Q02	Year 2001
Field Development	41	32	29	(86)	7	16
MMO*	4	(12)	7	1	(15)	0
Kvaerner Process Systems	3	24	29	17	1	73
Kvaerner Oilfield Products	36	68	25	51	48	180
Kvaerner Eureka	(3)	(4)	5	13	6	11
Former Aker companies					19	

** MMO = Modification, Maintenance & Operation*

Operating revenues increased in the first quarter this year, compared to the previous quarter. Whilst revenues in previous Kvaerner Oil & Gas units were down, this was compensated by former Aker Maritime companies, which were included with effect from March 2002.

First quarter operating profit this year amounted to NOK 81 million, of which former Aker Maritime companies contributed NOK 19 million. This includes a NOK 16 million amortisation of goodwill that was introduced in March as a result of the combination with Aker.

With effect from the second quarter 2002 the reporting structure for Aker Kvaerner will change to reflect the new operating structure of the business area. Estimated operating profit for the new divisions in the first quarter 2002, with former Aker Maritime units included for March, are included below. Historic numbers for reference will be available in the report for the second quarter 2002.

New Structure

Operating profit - Main divisions

(all amounts in NOK million)	**1Q02**
Products & Technology	63
Field Development International	3
MMO* UK and International	(16)
MMO* Norway	11
Field Development North Sea	29

** MMO = Modification, Maintenance & Operation*

Kvaerner Oilfield Products generated more than half of the operating profit of Products & Technology. Field Development North Sea and MMO Norway reported high utilisation and satisfactory progress on major projects. MMO UK and International reported a loss, primarily due to low utilisation in its Norwegian onshore activities that were transferred to MMO Norway in March. Field Development International had costs related to the build-up of activities in Houston.

The order reserve at the end of March was a record high, at NOK 23.2 billion. Business units that were previously part of Aker Maritime represented NOK 13.2 billion of this. Three months earlier, the business area reserve was NOK 9.2 billion.

The most significant new orders in the first quarter were for the development of the Kristin field and long-term maintenance and operations contracts in the Halten and Tampen offshore regions, all in Norway. With the exception of some units in the Products & Technologies division, key markets for Aker Kvaerner units are developing favourably.

Engineering & Construction

Business area key figures						**Year**
(all amounts in NOK million)	**1Q01**	**2Q01**	**3Q01**	**4Q01**	**1Q02**	**2001**
Operating revenues	3 527	4 200	4 624	4 393	3 427	16 744
Operating profit	117	6	(594)	(111)	18	(582)
Order intake	2 879	2 916	6 584	3 205	2 439	15 584
Order reserve*	11 470	10 327	11 736	10 256	8 972	10 256
Employees*	7 737	7 490	7 518	7 638	7 456	7 638

**At end of period*

Operating profit - Main divisions						**Year**
(all amounts in NOK million)	**1Q01**	**2Q01**	**3Q01**	**4Q01**	**1Q02**	**2001**
Metals	2	(35)	(314)	(107)	(28)	(454)
Process	56	49	(274)	(143)	12	(312)
Union Construction	10	16	38	44	29	108
Non-Union Construction	11	16	(89)	3	1	(59)

Kvaerner E&C reported lower operating revenues in the first quarter 2002, reflecting the decline in order intake during the previous quarters. Activity within the key markets is generally weak, particularly for the Metals division.

Both Union and Non-Union Construction in the U.S. report high utilisation. Six power projects for the US-based utility Calpine represented a significant share of its activity. All projects were moving ahead, two of them according to revised plans that reflect the overall modification to Calpine's investment programme.

The business area as a whole reported operating profits for the first quarter, following substantial project losses and provisions accounted for in the third and fourth quarter 2001. Although the underlying operational performance is improving, the operating profit was still low.

Problem projects described in detail in earlier reports from the Group continue to negatively affect profit in the E&C business area. The most significant relate to the construction of a polypropylene plant for Tosco in the US. The project has been delayed several times, and completion is expected this summer.

The order intake was weak throughout the first quarter, as most market areas remained depressed. Whilst bidding activity picked up in the quarter, other market signals indicated that potential projects could be deferred or cancelled. In view of this uncertain market situation, the business area is thoroughly reviewing its existing operations and overall cost level.

Kvaerner Shipbuilding

Business area key figures (all amounts in NOK million)	1Q01	2Q01	3Q01	4Q01	1Q02	Year 2001
Operating revenues	3 218	2 915	2 706	2 772	2 411	11 611
Operating profit	59	57	(24)	(7)	137	85
Order intake	400	956	193	1 182	126	2 731
Order reserve*	21 308	18 880	16 736	14 792	11 924	14 792
Employees*	6 387	6 717	6 643	6 706	6 634	6 706

*At end of period

Operating profit by yard (all amounts in NOK million)	1Q01	2Q01	3Q01	4Q01	1Q02	Year 2001
Kvaerner Masa-Yards	85	74	44	154	138	357
Kvaerner Warnow	(1)	15	19	(80)	21	(47)
Kvaerner Philadelphia	(24)	(32)	(87)	(82)	(22)	(225)

The combined first quarter 2002 operating revenues and operating profits for the business area were in line with expectations as all new-build projects were progressing according to plan.

The management company, Aker Kvaerner Yards was established in the first quarter. The company is jointly owned with Aker RGI. The new man-agement structure and several joint improvement and synergy programmes have been initiated.

In the short-term, savings are expected both relating to the procurement of mate-rial and building insurance costs. In Germany the potential combination of the Kvaerner Warnow Werft and Aker MTW yards could lead to additional cost savings and other synergies.

Productivity at Kvaerner Philadelphia remains a priority concern for Aker Kvaerner Yards. Around 100 workers from European yards will shortly be in place in Philadelphia. This will facilitate the required exchange of experience. Substantial changes in the operation of the yard were initiated and discussions with local authorities concerning Kvaerner's contractual obligations are ongoing.

The market situation is a key concern for all yards. Only a few new cruise and container ships are tendered in the market. Both Kvaerner Masa-Yards and Kvaerner Warnow need new contracts this year.

Pulp & Paper

Business area key figures (all amounts in NOK million)	1Q01	2Q01	3Q01	4Q01	1Q02	Year 2001
Operating revenues	1 077	1 235	1 124	1 431	797	4 867
Operating profit	14	3	(197)	(8)	(55)	(188)
Order intake	1 186	786	739	705	1 537	3 416
Order reserve*	3 505	3 060	2 558	1 882	2 617	1 882
Employees*	2 175	2 208	2 240	2 210	2 184	2 210

*At end of period

Operating profit Main divisions (all amounts in NOK million)	1Q01	2Q01	3Q01	4Q01	1Q02	Year 2001
Power	23	6	(26)	(3)	(38)	(0)
Fiberline	16	23	15	10	14	64
Chemetics	(8)	(5)	(76)	(18)	(16)	(107)

Operating revenues in the first quarter were down in all divisions compared to the previous quarter, mostly in the Power and Chemetics divisions, were revenues halved. The reductions were due to weak markets and correspondingly low order intake in previous quarters.

Cost saving programmes were implemented, but these could only partially compensate the effects of low workload in Power and Chemetics at the beginning of the year and poor financial performance on certain projects. Consequently both divisions reported operating losses in the first quarter. The Fiberline division performed well.

Despite indications last year that some Kvaerner Pulp & Paper customers sought other suppliers due to the uncertain financial situation of the Group, the order intake improved significantly in the first quarter. The Power and Chemetics busi-ness areas secured important work in Chile for the Valdivia project. Power is to supply a recovery boiler to Weyerhaeuser in Canada, and Fiberline secured the cooking plant contract for Ripasa in Brazil.

The financial performance of the business area is expected to improve as the new orders are coming into effect. Fiberline is enjoying a good order reserve, while Power and Chemetics need new orders.

Oslo, 14 May 2002
The Board of Directors

KVAERNER GROUP INCOME STATEMENT

Amounts in NOK millions	Q1 2002	Q1 2001	1.1 - 31.12 2001
Operating revenues	10 236	10 498	45 011
Operating expenses	-9 884	-10 044	-44 981
EBITDA	**352**	**454**	**30**
Depreciation	-140	-151	-616
Goodwill amortisation	-52	-42	-169
EBIT (Operating profit/ loss before exceptional items)	**160**	**261**	**-755**
Gains/losses on sale of businesses/assets	-	-	285
Exceptional provisions	-	-	-2 367
Operating profit/ loss	**160**	**261**	**-2 837**
Financial items	-62	-110	-492
Provisions and write down of financial items	-	-	-1 632
Profit/ loss before tax	**98**	**151**	**-4 961**
Taxation	-27	-41	-
Net profit/ loss	**71**	**110**	**-4 961**
Minority interests	4	-3	-10
Majority share	67	113	-4 951
Earnings per share (NOK)	**0.12**	**1.06**	**-46.43**

CASHFLOW

	31.3 2002	31.3 2001	31.12 2001
Net cashflow from operating activities	-1 605	-1 928	-1 135
Net cashflow from investing activities	-813	1 208	1 564
Net cashflow from financing activities	3 165	1 015	780
Translation adjustments	15	-76	-186
Net decrease (-) / increase (+) in cash and bank deposits	**762**	**219**	**1 023**
Cash and bank deposits as at 1 January	2 882	1 859	1 859
Cash and bank deposits end of period	**3 644**	**2 078**	**2 882**

BALANCE SHEET

Amounts in NOK million	31.3 2002	31.3 2001	31.12 2001
Intangible fixed assets	6 014	3 192	2 700
Tangible fixed assets	4 385	4 627	4 053
Long-term financial assets	3 761	5 485	3 742
Interest-bearing long-term receivables	310	1 453	287
Current operating assets	16 960	15 860	14 490
Short-term share investments	3	16	15
Interest-bearing receivables	397	475	403
Cash and bank deposits	3 644	2 078	2 882
Total assets	**35 474**	**33 186**	**28 572**
Equity	7 983	7 182	1 918
Minority interests	158	85	83
Deferred tax	1 152	1 207	1 050
Interest-free long-term debt	5 401	865	749
Interest-bearing long-term debt	4 755	9 057	9 296
Current operating liabilities	15 489	13 735	14 893
Interest-bearing current liabilities	536	1 055	583
Total liabilities and equity	**35 474**	**33 186**	**28 572**

www.kvaerner.com

Kværner ASA
Prof. Kohts vei 15
P.O. Box 169
N-1325 Lysaker
Norway

tel: + 47 67 51 30 00
fax: + 47 67 51 31 00

KVÆRNER

2nd quarter 2002

KVÆRNER

Dear fellow shareholder

In the second quarter we continued our work to build a stronger Kvaerner. Our key priorities have been to continue to improve operations while at the same time sorting out legal issues, legacy projects and other matters that create uncertainty with regard to the future performance of our Group.

The second quarter shows that we have made important achievements in both categories. Ordinary trading EBITA (earnings before interest, tax and amortisation) for the first six months of 2002 amounted to NOK 494 million. And for the first time in many years, the combined effect of all special items – operational and financial – were positive. Profit before tax amounted to NOK 516 million in the first half of the year.

Our balance sheet also deserves a reflection. Whilst our financial foundation was strengthened at the beginning of the year – following the restructuring of debt and injection of equity – we have managed to further improve our finances. Net interest bearing debt was reduced, our cash position was maintained and the working capital developed in line with our expectations.

However, we must not allow ourselves to rest as long as there is scope for further improvement. Going forward we must carefully consider ways to strengthen our position. We must manage our resources well – our tangible assets – as well as our competence, technology and our close connections with key customers.

The outlook for our oil and gas service business in Aker Kvaerner looks fairly good overall, but the business area now needs to focus on realising synergies following the merger early this year. We are operating in a competitive market, and our margins must improve to further increase our strengths.

The market situation is tougher for our businesses within E&C, Pulp & Paper and Shipbuilding – a reflection of the slow-down in world economy. Projects are being delayed and our competitors are sharpening their bids to secure new work. Clearly such a situation requires discipline and some tough decisions on our part. We will continue to focus on profit – rather than volume.

Tough markets are no strangers to Kvaerner. We are a project organisation, and we are used to fluctuations in the market. We adapt well and we are adjusting our capacity to meet future demands. This will leave us in pole position when the market rebounds.

Being both the CEO and a shareholder of Kvaerner, I am naturally not very pleased with the way our share performs in the market. I do however believe, that we should continue to focus our energy on improving operations and resolving remaining non-operational issues, building a Group we are proud of – and enjoy working for. I would expect that the stock market should gradually appreciate our efforts.

Helge Lund
Group President and CEO

Report for January - June 2002

POSITIVE TREND CONTINUES

The positive trend in the Kvaerner Group continued in the second quarter. Profit before tax for the first half this year was NOK 516 million, compared with NOK 205 million in the same period last year. Several special operating charges, sales and exchange gains are included in the accounts.

Earnings before interest, tax and amortisation (EBITA) and excluding the exceptional gains and special operating charges, amounted to NOK 494 million in the first six months this year. The combined effect of special items, sales gains and amortisation amounted to NOK 234 million negative, and EBIT was NOK 260 million in January-June this year.

Kvaerner Shipbuilding improved its EBIT significantly from the first to the second quarter. For the first six months this year EBITA for the business area was NOK 323 million. Aker Kvaerner, the oil and gas business, reported NOK 259 million in that period, not including NOK 106 million sales gain booked as a result of the closing of the sale of the Hydrocarbon business.

In the first six months, the Kvaerner E&C (Engineering & Construction) business area reported a negative EBITA of NOK 205 million, while Kvaerner Pulp & Paper's EBITA in the six-month period was negative NOK 64 million. The Kvaerner E&C figures include special operational items that amount to approximately NOK 200 million negative.

During the second quarter the Norwegian kroner strengthened against other currencies, creating a gain at the end of June of NOK 407 million. Since then, currency transactions have been concluded that secure most of the unhedged position.

During August Kvaerner's lenders approved the business plan for the Group, in accordance with the overall refinancing agreement concluded at the end of last year. This forms a sound foundation for the Group going forward.

Net interest-bearing liabilities at the end of June were NOK 570 million, significantly down from NOK 940 three months earlier and NOK 6.3 billion at the end of last year. The equity ratio was 24.6 per cent at the end of June this year.

The improvement of operations is a key priority throughout the Group. Initiatives for increased efficiency and competitiveness were identified in Aker Kvaerner following the merger, and they are currently being implemented.

The Kvaerner E&C business area was divided into two – the Americas, and Europe/Asia Pacific regions, and management capacity was added to strengthen operations. Cost and capacity reduction measures were introduced and loss-making operations in Canada and Australia are being wound up.

Similarly, Kvaerner Pulp & Paper focused on restructuring and priorities for its Chemetics business stream. In a separate initiative, potential synergies between the Fiberline and Power business streams are being identified.

In the second quarter, the Group order intake was NOK 8.8 billion, and the order reserve at the end of June was NOK 43.3 billion, compared with NOK 47.5 billion three months earlier.

Aker Kvaerner reported a further strengthening of its order reserve. The other business areas saw their order reserves decline from the first to the second quarter this year. They need new orders to maintain activity at present levels.

Aker Kvaerner's performance is expected to remain relatively strong in the second half of 2002, while profits in Kvaerner Shipbuilding will decline significantly, following the very strong first six months. The slight improvement seen in Kvaerner Pulp & Paper in the second quarter, is expected to continue through the rest of the year, and the losses within Kvaerner E&C are expected to decline, as loss-making projects are being completed and costs reduced.

GROUP KEY FIGURES

(all amounts in NOK mill)	Quarters					January – June		Year
	2Q01	3Q01	4Q01	1Q02	2Q02	2001	2002	2001
Operating revenues	11 106	11 437	11 970	10 236	11 818	21 604	22 054	45 011
Operating expenses	-10 936	-14 360	-12 315	-10 076	-11 718	-21 173	-21 794	-47 848
EBITA	210	-2 880	-301	212	180	513	392	-2 668
EBIT	170	-2 923	-345	160	100	431	260	-2 837
Net financial items	-116	-1 363	-535	-62	318	-226	256	-2 124
Profit after financial items	54	-4 286	-880	98	418	205	516	-4 961
Tax on ordinary profit	-16	57	0	-27	-59	-57	-86	0
Net profit	38	-4 229	-880	71	359	148	430	-4 961
Profit per share (in NOK)	0.37	-39.61	-8.24	0.12	0.40	1.43	0.59	-46.43
Fixed assets[1]	14 982	11 723	10 782	14 470	13 519			
Current assets[1]	18 570	19 345	17 790	21 004	20 222			
Total assets[1]	33 552	31 068	28 572	35 474	33 741			
Equity[1]	7 274	2 978	2 001	8 141	8 299			
Equity ratio (in %)[1]	21.7%	9.6%	7.0%	22.9%	24.6%			
Long-term liabilities[1]	10 754	10 283	11 095	11 308	10 299			
Current liabilities[1]	15 524	17 807	15 476	16 025	15 143			
Net interest bearing debt[1]	- 5 572	-6 974	-6 307	-940	-570			
Order backlog[1]	42 869	42 654	36 584	47 495	43 268			
Number of employees[1]	35 795	35 173	34 468	42 472	43 550			

[1] *at end of period*

The Group's operating revenues increased in the second quarter, mainly as a result of the oil and gas merger that was effective as of March. In the second quarter, revenues in Aker Kvaerner represented 46 per cent of the Group total.

Revenues in Kvaerner Pulp & Paper and Kvaerner Shipbuilding increased slightly, while Kvaerner E&C reduced its activity further.

The NOK 500 million repayment of penalties from the European Commission to Kvaerner Warnow was received in April. In May the European Commission appealed the ruling by the Court of First Instance. Pending a legal assessment of the basis for the appeal, Kvaerner has not recognised the repayment as income. The final accounting treatment will be decided when the assessment has been completed.

Kvaerner has given priority to reducing uncertainty with regard to the future performance of the Group, by resolving non-operational issues. In the first six months this year, the EBIT included several such special operational items in Kvaerner E&C that reduced profit with approximately NOK 200 million. These included the settlement with CalEnergy that was reported in the second quarter, and some smaller sales gains. A further loss on a polypropylene plant project in the USA was also included in this figure.

In June, Kvaerner and Yukos resolved all outstanding post-completion issues following the sale of Kvaerner Hydrocarbons and Kvaerner Process Technology. This resulted in a NOK 106 million exceptional gain for Aker Kvaerner, through the release of provisions in the second quarter this year.
Other businesses, including mechanical workshops in Romania, Sheffield in the UK, and Kvaerner Hangfa in China, reported negative EBIT of NOK 24 million in the first six months this year.

Net financial items in the first six months amounted to NOK 256 million positive, mainly due to NOK 407 million foreign exchange gains.

Financing, liquidity and investments

The overall refinancing of the Kvaerner Group was concluded in the first quarter 2002, providing a sound financial platform for the Group going forward. In accordance with the refinancing agreement, Kvaerner presented a business plan to its financial creditors in the second quarter. The banks approved this plan in August this year.

Net interest-bearing liabilities at the end of June amounted to NOK 570 million, compared with NOK 6.3 billion at the end of 2001. The 10-year subordinated debt is not included in these figures.

The equity ratio at the end of June was 24.6 per cent, or 36.5 per cent inclusive of subordinated debt. At the beginning of the year, the equity ratio was 7.0 per cent.

At the end of June cash and bank deposits amounted to NOK 3.8 billion.

Group cash outflow from operating activities was NOK 85 million in the second quarter and NOK 1,690 million for the first six months of the year. The cash flow in the second quarter is positively influenced by the repayment of penalties from the European Commission that was received in April.

Net operating current assets increased by NOK 186 million in the second quarter and NOK 2,060 million in the first six months this year. During that period, capital expenditure amounted to NOK 220 million compared to fixed asset depreciation of NOK 287 million. Of the investments, NOK 109 million was made in Aker Kvaerner and NOK 66 million in Kvaerner Shipbuilding, mainly at the U.S. and Finnish yards.

Environment, health and safety issues

Two fatal accidents have been reported in projects managed by Kvaerner this year, one in Malaysia, and one in Norway. They both involved personnel on hire by subcontractors.

In the second quarter, the number of lost time incidents per one million man-hours (LTI ratio) were down to 6, compared with a figure of 8 in the previous quarter. The improvement is partly a statistical consequence, arising out of the fact that the oil and gas business has grown following the merger with Aker Maritime. The report revealed significant variations within the Group. While the Kvaerner E&C business area is best in class with an LTI ratio of 1, Kvaerner Shipyards combined reported 28 in the second quarter. Kvaerner Pulp & Paper and Aker Kvaerner reported 12 and 4 respectively.

The reports indicate that much can be gained from analysing the incidents, looking for the reasons behind them and sharing the learning between the businesses. Measures are being taken to facilitate such an exchange of experience.

Share price and ownership

Kværner ASA has 894,133,916 shares. On 13 August the Company had 32,938 shareholders of which the 20 largest owned 70.64 per cent of the shares. Aker Maritime ASA is, with related parties, the largest shareholder, owning 49.9 per cent of the shares. The Kvaerner shares are traded on the Oslo Stock Exchange in Norway.

AKER KVAERNER (OIL & GAS)

			Quarters			January - June		Year
(all amounts in NOK mill)	**2Q01**	**3Q01**	**4Q01**	**1Q02**	**2Q02**	**2001**	**2002**	**2001**
Operating revenues	3 151	3 491	3 752	3 842	5 400	6 278	9 242	13 521
EBITA[1]	142	118	39	98	161	246	259	403
EBIT bef. exceptionals	136	111	33	76	110	235	186	379
Exceptional items/gains	0	0	68	0	106	0	106	68
EBIT	136	111	101	76	216	235	292	447
Order intake	2 859	4 290	2 674	12 669	5 762	6 757	18 431	13 721
Order backlog[2]	11 353	12 061	9 858	23 675	24 712	11 353	24 712	9 858
Employees[2]	9 953	9 975	9 438	16 163	17 129	9 953	17 129	9 438

EBITA[1] - Divisions			Quarters			January - June		Year
(all amounts in NOK mill)	**2Q01**	**3Q01**	**4Q01**	**1Q02**	**2Q02**	**2001**	**2002**	**2001**
Field Dev't North Sea	38	30	-6	53	63	83	116	107
Field Dev't International	16	-5	8	1	5	21	6	21
MMO[3] Norway	-1	-3	-3	19	-2	3	17	-3
MMO[3] UK and Internat'l	-11	10	4	3	13	-10	16	4
Products and Technology	91	63	81	86	106	130	192	274
Asia Pacific	-4	4	0	-3	-20	-8	-23	-3

[1] *Earnings before interest, tax and amortisation.*
[2] *At end of period.*
[3] *MMO = Modification, Maintenance & Operation*

Operating revenues in the second quarter increased by 41 per cent, reflecting the fact that Aker Maritime companies were included with effect from March this year. Activity is generally high throughout the business area. All details above have been restated to reflect the integration of some E&C businesses in Houston and the Asia-Pacific region into Aker Kvaerner.

EBIT before exceptionals increased from the first to the second quarter this year, with the Products and Technology division being the main contributor.

Profits in MMO Norway were reduced, partly as a result of low margin onshore activities having been transferred from MMO UK. Profits were further reduced by NOK 30 million in the quarter, due to weak performance on certain electrical and instrumentation contracts and expected losses following the bankruptcy of Elpro, a Norwegian customer of Aker Elektro.

The exceptional gain in the second quarter relates to the release of provisions following the closing of the sale of the Hydrocarbons business to Yukos.

Order intake in the second quarter was down from the previous quarter, which was boosted by the integration of NOK 13.2 billion of order reserve from Aker Maritime companies. Meanwhile, the order reserve continued to grow in the second quarter, with a broad spread of new contracts in all business streams and geographical regions.

Management focused on improvement projects identified in the merger process early this year. Around 700 employees in Norway are in the process of being transferred from the operating units to Aker Kvaerner Business Partner. This new shared service company has high ambitions for reducing indirect costs, thereby improving competitiveness of Aker Kvaerner in Norway overall. Previous synergy potentials have been confirmed in post-merger assessments.

KVAERNER ENGINEERING & CONSTRUCTION

	Quarters					January - June		Year
(all amounts in NOK mill)	**2Q01**	**3Q01**	**4Q01**	**1Q02**	**2Q02**	**2001**	**2002**	**2001**
Operating revenues	3 819	4 032	3 911	3 145	2 837	6 733	5 982	14 676
EBITA[1]	13	-567	-269	41	-246[3]	150	-205[3]	-686
EBIT bef. Exceptionals	-10	-590	-290	23	-264[3]	104	-241[3]	-776
Exceptional items/gains	0	0	165	0	0	0	0	165
EBIT	-10	-590	-125	23	-264[3]	104	-241	-611
Order intake	2 673	6 270	3 097	2 367	1 849	5 503	4 216	14 870
Order backlog[2]	9 309	10 753	9 577	8 535	6 434	9 309	6 434	9 577
Employees[2]	6 785	6 813	6 875	6 611	6 724	6 785	6 724	6 875

EBITA[1] - Main divisions	Quarters					January - June		Year
(all amounts in NOK mill)	**2Q01**	**3Q01**	**4Q01**	**1Q02**	**2Q02**	**2001**	**2002**	**2001**
Metals	-35	-314	-107	-28	-167[3]	-33	-195[3]	-454
Process	29	-266	-157	15	-115[3]	78	-100[3]	-345
Union Construction	16	38	45	30	22	26	52	109
Non-Union Construction	16	-89	3	1	-47[3]	27	-46[3]	-59

[1] *Earnings before interest, tax and amortisation.*
[2] *At end of period.*
[3] *Includes special charges relating to the CalEnergy and Coastal settlements and a polypropylene project in the USA*

Operating revenues in Kvaerner E&C continued to decline in the second quarter, reflecting the reduced order reserve and in line with the general market conditions.

Again, profits in the business area were marked by a few special charges. The settlement with CalEnergy reduced profit in the Metals and Non-Union Construction divisions with NOK 94 million and NOK 44 million respectively, although cash flow from the agreement was positive.

In the second quarter further losses on a polypropylene project in the USA amounted to NOK 85 million for the Process division. This project is currently in the final handover stage.

During the last few years, Kvaerner E&C has secured several contracts relating to construction of power plants in the US. Work on these projects continued in the quarter, as the customers have reconfirmed their plans. The execution plans for two power projects were adjusted. This affects the timing of the work, but has little negative impact on overall project economy for Kvaerner.

The order reserve in the business area continued to decline in the second quarter, although somewhat less than the numbers above would indicate. The reserve peaked in September 2001.

Since then the value of the work in hand has declined by 40 per cent. However, measured in work hours for Kvaerner, the order reserve is down only 9 per cent in the same period. This is partly due to foreign exchange effects, and partly due to a shift in work scope for Kvaerner on remaining orders.

In June the business area made changes to its overall structure and added management capacity to increase focus on operations, project execution and risk management. Cost reduction measures were implemented to compensate for falling activity, particularly in the Metals division, where operations in Brisbane have been wound up, and manning levels in Metal's Pittsburgh, San Remon, Santiago and Toronto operations are being reduced.

KVAERNER SHIPBUILDING

			Quarters			January - June		Year
(all amounts in NOK mill)	**2Q01**	**3Q01**	**4Q01**	**1Q02**	**2Q02**	**2001**	**2002**	**2001**
Operating revenues	2 915	2 706	2 772	2 411	2 652	6 133	5 063	11 611
EBITA[1]	57	-24	-7	137	186	116	323	85
EBIT bef. Exceptionals	57	-24	-7	137	186	116	323	85
Exceptional items/gains	0	0	0	0	0	0	0	0
EBIT	57	-24	-7	137	186	116	323	85
Order intake	956	193	1 182	126	149	1 356	275	2 731
Order backlog[2]	18 880	16 736	14 792	11 924	8 913	18 880	8 913	14 792
Employees[2]	6 717	6 643	6 706	6 634	6 823	6 717	6 823	6 706

EBITA[1] - Yards			Quarters			January - June		Year
(all amounts in NOK mill)	**2Q01**	**3Q01**	**4Q01**	**1Q02**	**2Q02**	**2001**	**2002**	**2001**
Kvaerner Masa-Yards	74	44	154	138	198	159	336	357
Kvaerner Warnow	15	19	-80	21	7	14	28	-47
Kvaerner Philadelphia	-32	-87	-82	-22	-19	-56	-41	-225

[1] *Earnings before interest, tax and amortisation.*
[2] *At end of period.*

Revenues were relatively stable through the second quarter with high activity at all yards. All new building projects were progressing according to plan.

Kvaerner Masa-Yards again reported strong performance in the second quarter. Kvaerner Warnow continued working on low profit projects, while Kvaerner Philadelphia reported negative EBIT in the period.

In May Kvaerner Philadelphia signed a USD 190 million contract with U.S. shipowner Matson for the first two container vessels from the yard. In July Masa-Yards received a Letter of Intent from the Norwegian shipowner Color Line for a cruise passenger ferry worth around EUR 300 million. None of these new buildings have been included in the order reserve as of end June, as the orders are still pending final confirmation.

The order situation is a concern at both Kvaerner Masa-Yards and Kvaerner Warnow. Profits are expected to decline at Masa in the second half this year, following the delivery of cruise ships to Carnival and Royal Caribbean Cruises in August and November respectively. The Finnish yards are reducing their workforce in line with activity levels.

The Warnow yard in Germany delivered a container vessel and a yacht hotel in June and July respectively. The market situation for the German yard is uncertain and restructuring of the yard, potentially through a combination with Aker MTW, is being prepared.

The work to increase effectiveness of the Kvaerner Philadelphia yard continues according to the planned improvement programmes. Negotiations with local authorities have resulted in reduced obligations for Kvaerner for additional investments at the yard.

KVAERNER PULP & PAPER

(all amounts in NOK mill)	2Q01	3Q01	Quarters 4Q01	1Q02	2Q02	January - June 2001	2002	Year 2001
Operating revenues	1 235	1 124	1 431	797	824	2 312	1 621	4 867
EBITA[1]	15	-84	-5	-44	-20	41	-64	-48
EBIT bef. Exceptionals	3	-97	-20	-55	-31	17	-86	-100
Exceptional items/gains	0	-100	12	0	0	0	0	-88
EBIT	3	-197	-8	-55	-31	17	-86	-188
Order intake	786	739	705	1 537	856	1 972	2 393	3 416
Order backlog[2]	3 060	2 558	1 882	2 617	2 508	3 060	2 508	1 882
Employees[2]	2 208	2 240	2 210	2 184	2 168	2 208	2 168	2 210

EBITA[1] - Division (all amounts in NOK mill)	2Q01	3Q01	Quarters 4Q01	1Q02	2Q02	January - June 2001	2002	Year 2001
Power	7	-24	-2	-37	-29	31	-66	5
Fiberline	23	16	11	15	15	39	30	66
Chemetics	-5	-76	-19	-16	-6	-13	-22	-108

[1] Earnings before interest, tax and amortisation.
[2] At end of period.

Kvaerner Pulp & Paper reported a slight increase in operating revenues for the second quarter, after having seen a decline in the previous quarter.

The Fiberline division again reported stable profits and good prospects, while low workload continue to inflict losses on the Power and Chemetics divisions.

The order intake was somewhat reduced in the second quarter. The order situation is relatively comfortable over all after a strong first three months this year, although all divisions need new work to maintain the current activity levels.

The business area took significant steps to reduce costs and improve operations in the longer term. The Chemetics division will be refocused to a Canadian/North American business.

In a separate initiative, measures that could reduce costs in the Power division are being identified, and potential synergy opportunities between the Scandinavian based Fiberline and Power division are being explored.

Oslo, 20 August 2002
The Board of Directors

KVAERNER INCOME STATEMENT

(amounts in NOK millions)	Q2 2002	Q2 2001	1.1-30.6 2002	1.1-30.6 2001	31.12 2001
Operating revenues	11 818	11 106	22 054	21 604	45 011
Operating expenses	- 11 597	- 10 741	- 21 481	- 20 785	- 44 981
EBITDA	**221**	**365**	**573**	**819**	**30**
Depreciation	- 147	- 155	- 287	- 306	- 616
Goodwill amortisation	- 80	- 40	- 132	- 82	- 169
EBIT (Operating profit/ loss before except. items)	**- 6**	**170**	**154**	**431**	**- 755**
Gains/losses on sale of businesses/assets	106	-	106	-	285
Exceptional provisions	-	-	-	-	- 2 367
EBIT (Operating profit/ loss)	**100**	**170**	**260**	**431**	**- 2 837**
Financial items	318	- 116	256	- 226	- 492
Provisions and write down of financial items	-	-	-	-	- 1 632
Profit/ loss before tax	**418**	**54**	**516**	**205**	**- 4 961**
Taxation	- 59	- 16	- 86	- 57	-
Net profit/ loss	**359**	**38**	**430**	**148**	**- 4 961**
Minority interests	2	-1	6	- 4	- 10
Majority share	357	39	424	152	- 4 951
Earnings per share (NOK)	**0.40**	**0.37**	**0.59**	**1.43**	**- 46.43**

CASHFLOW

(amounts in NOK millions)	Q2 2002	Q2 2001	1.1-30.6 2002	1.1-30.6 2001	31.12 2001
Net cashflow from operating activities	- 85	993	- 1 690	- 935	- 1 135
Net cashflow from investing activities	64	- 486	- 749	722	1 564
Net cashflow from financing activities	175	- 563	3 340	460	780
Translation adjustments	- 20	- 11	- 5	- 95	- 186
Net decrease (-)/ increase (+) in cash and bank dep.	**134**	**- 67**	**896**	**152**	**1 023**
Cash and bank deposits at the beginning of the period	3 644	2 078	2 882	1 859	1 859
Cash and bank deposits end of period	**3 778**	**2 011**	**3 778**	**2 011**	**2 882**

BALANCE SHEET

(amounts in NOK millions)	30.6 2002	30.6 2001	31.12 2001
Intangible fixed assets	5 783	3 250	2 700
Tangible fixed assets	4 068	4 548	4 053
Long-term financial assets	3 390	5 652	3 742
Interest-bearing long-term receivables	278	1 532	287
Current operating assets	16 184	16 050	14 490
Short-term share investments	3	16	15
Interest-bearing receivables	257	493	403
Cash and bank deposits	3 778	2 011	2 882
Total assets	**33 741**	**33 552**	**28 572**
Equity	8 151	7 188	1 918
Minority interests	148	86	83
Deferred tax	1 110	1 229	1 050
Interest-free long-term debt	4 922	868	749
Interest-bearing long-term debt	4 267	8 657	9 296
Current operating liabilities	14 527	14 573	14 893
Interest-bearing current liabilities	616	951	583
Total liabilities and equity	**33 741**	**33 552**	**28 572**

KVÆRNER™

INVESTIGATION COMMITTEE - KVÆRNER ASA

The Board of Kværner ASA has appointed an investigation committee to investigate the administration of the company and the fulfilment of the disclosure requirements in the period 1 July 1998 – 4 December 2001.

A secretariat has been established to take care of inquiries to the committee and the Secretary for the committee is: Legal adviser Christian G. Samuelsen, Law firm Gram, Hambro & Garman, Rådhusg. 5 B, 0151 Oslo, Norway Telephone +47 22 94 14 20 / Telefax +47 22 94 14 40, e-mail: cgs@ghg.no.

Further information about the investigation committee is available under Investor Relations on www.kvaerner.com.

www.kvaerner.com

Kværner ASA
Prof. Kohts vei 15
P.O. Box 169
NO-1325 Lysaker
Norway

tel: + 47 67 51 30 00
fax: + 47 67 51 31 00

AKER KVÆRNER

3rd quarter 2002



1/2

Report for January - September 2002
ON TRACK - DESPITE WEAK MARKETS

Despite continued slow markets, ordinary earnings before interest, tax and amortisation for the Aker Kvaerner Group was NOK 254 million in the third quarter. The financial position was further strengthened. Net interest-bearing liabilities were reduced to NOK 166 million while cash and short-term interest-bearing receivables rose to NOK 4.6 billion.

Ordinary trading earnings before interest, tax and amortisation (EBITA) for the first nine months this year were NOK 748 million compared with losses of NOK 57 million in the same period last year.

In the third quarter, operating profits (EBIT) were NOK 169 million and year to date totalled NOK 429 million, after special charges and sales gains that amounted to a loss of NOK 107 million year to date. Correspondingly, the Group reported an operating loss of NOK 2.5 billion in the first nine months last year after recognising NOK 2.3 billion in exceptional charges.

Net financial items for the first three quarters amounted to NOK 282 million, taking profit before tax to NOK 711 million. Net profit after tax for the first nine months this year was NOK 585 million or NOK 0.75 per share.

Business areas

Operations continued to improve in the Oil & Gas business area in the third quarter. EBITA totalled NOK 206 million in the quarter and NOK 465 million in the first nine months. In the third quarter the EBITA margin was 4.1 per cent. All divisions improved compared to last year, except Field Development International, which suffered from low utilisation of engineering staff in Houston.

The Shipbuilding business area reported NOK 95 million in EBITA in the third quarter, adding up to NOK 418 million for the first nine months. As expected, profits declined significantly in the third quarter due to reduced workload and utilisation at the yards as one container vessel, one cruise ship and one yacht hotel were delivered in the period.

The Engineering & Construction (E&C) business area reported a marginal profit in the third quarter. Ordinary trading EBITA was NOK 9 million in the third quarter and NOK 12 million for the first nine months. As reported before, special non-recurring charges had a considerable impact on profits in the business area in the second quarter.

The US polypropylene project that has caused significant losses to E&C historically is now complete, and Aker Kvaerner staff has demobilised from the site. Negotiations with the customer concerning final settlement have begun.

EBITA in the Pulp & Paper business area was NOK -26 million in the third quarter and NOK -90 million for the first nine months. The Fiberline division increased its profit in the quarter, while the Chemetics and Power divisions continued to suffer from low activity and weak project performance.

Financials

Net interest-bearing liabilities at the end of September were NOK 166 million, significantly down from NOK 570 three months earlier and NOK 6.3 billion at the end of last year. The equity ratio was 25.2 per cent at the end of September this year compared with 7.0 per cent nine months earlier. At the end of September cash and bank deposits amounted to NOK 4.4 billion, up from NOK 3.8 billion three months earlier.

Order intake

In the third quarter, the Group order intake was NOK 6.8 billion, and the order reserve at the end of September was NOK 38.0 billion, compared with NOK 43.3 billion three months earlier. The order reserve declined in all business areas during the third quarter, while E&C reported increased order intake compared to the previous quarter.

Although only a few large new contracts were confirmed in the third quarter, Aker Kvaerner has bid successfully for a number of projects that are pending final confirmation. In the third quarter such potential awards amount to NOK 4 billion. In addition, two container vessels being built under conditional contracts at Kvaerner Philadelphia have not yet been included in the order reserve.

Outlook

The strong financial foundation established by the Group at the end of last year has been further strengthened through the year. This stronger platform will allow the Group to prevail against the generally weak market conditions that are expected to continue well into next year.

At the same time, the Group will continue to reduce its cost base through capacity adjustments. This will provide a basis for further operational improvements in 2003.

In the fourth quarter this year, the positive trend in the Oil & Gas business area is expected to continue. The E&C and Pulp & Paper areas will continue to struggle in difficult markets, while the Shipbuilding business is expected to show a strong decline in profits.

CONSOLIDATED KEY FIGURES

(all amounts in NOK mill)	3Q01	4Q01	Quarters 1Q02	2Q02	3Q02	Jan - Sep 2001	2002	Year 2001
Operating revenues	11 437	11 970	10 236	11 818	10 118	33 041	32 172	45 011
Operating expenses	- 14 360	- 12 315	- 10 076	- 11 718	- 9 949	- 35 533	- 31 743	- 47 848
EBITA ordinary trading	- 2 880	- 301	233	261	254	- 57	748	- 2 668
EBIT	- 2 923	- 345	160	100	169	- 2 492	429	- 2 837
Net financial items	- 1 363	- 535	-62	318	26	- 1 589	282	- 2 124
Profit before tax	- 4 286	- 880	98	418	195	- 4 081	711	- 4 961
Tax on ordinary profit	57	0	- 27	- 59	- 40	0	- 126	0
Net profit	- 4 229	- 880	71	359	155	- 4 081	585	- 4 961
Profit per share[2] (in NOK)	- 39.61	- 8.24	0.12	0.40	0.17	- 38.19	0.75	- 46.43
Fixed assets[1]	11 723	10 782	14 470	13 519	13 322			
Current assets[1]	19 345	17 790	21 004	20 222	20 201			
Total assets[1]	31 068	28 572	35 474	33 741	33 523			
Equity[1]	2 978	2 001	8 141	8 299	8 434			
Equity ratio (in %)[1]	9.6%	7.0%	22.9%	24.6%	25.2%			
Long term liabilities[1]	10 283	11 095	11 308	10 299	10 121			
Current liabilities[1]	17 807	15 476	16 025	15 143	14 968			
Net interest bearing debt[1]	- 6 974	- 6 307	- 940	- 570	- 166			
Order intake	11 550	7 647	16 930	8 793	6 805			
Order backlog[1]	42 654	36 584	47 495	43 268	37 983			
Number of employees[1]	35 173	34 468	42 472	43 550	41 561			

[1] at end of period

[2] Profit er share and diluted profit per share are the same

Revenues and profit

The Group´s operating revenues declined in all business areas in the third quarter as several larger projects were completed. Revenues within the Oil & Gas segment represented half of Group revenues.

Status for the main business areas is described in further detail below. Other businesses, including mechanical workshops in Romania, Sheffield in the UK, and Kvaerner Hangfa in China, reported negative EBITA of NOK 12 million in the third quarter.

EBITA before exceptional items in the third quarter for the whole Group was NOK 254 million, compared with NOK 261 million in the previous quarter. No material special charges were made in the third quarter. Goodwill amortisation was NOK 80 million resulting in operating profits (EBIT) of NOK 169 million. In the second quarter, special charges made a significant impact on profits.

Included in the financial items year to date are NOK 511 million foreign exchange gains.

The NOK 500 million penalty repayment from the European Commission to Kvaerner Warnow was received in the second quarter. The European Commission has appealed the ruling. Pending a further assessment of the basis for the appeal, Aker Kvaerner has not recognised the repayment as income.

Aker Kvaerner prepares its financial statements in accordance with generally accepted accounting principles in Norway (N GAAP). The third quarter accounts are prepared based on the same accounting principles as at year-end. The information provided in this report is in accordance with the requirements of the NRS(F) on interim reporting.

Cash-flow, liquidity and investments

Group cash inflow from operating activities was NOK 677 million in the third quarter. The cash flow was particularly strong in Shipbuilding and Oil & Gas. Year to date cash outflow from operating activities was NOK 1 013 million. The outflow was largely the effect of the reversal of a strong opening position in January and an increase in working capital during the year.

Net current operating assets decreased by NOK 240 million in the third quarter to NOK 1 417 million at the end of September. The improvement was partly caused by payments received at the end of the period. As forecast, working capital has increased during the year. For the first nine months the growth in net current operating assets amounted to NOK 1 820 million.

Capital expenditure in the third quarter was NOK 154 million and NOK 374 million for the year to date. The majority of investments relate to Oil & Gas and Shipbuilding activities.

The largest single investment project is for a new umbilical fabrication plant in the US, due for completion in the first half of 2003.

Environment, health and safety issues

In the third quarter, the number of lost time incidents per one million man-hours (LTI ratio) was down to 4, compared with 6 in the previous quarter. There are still significant variations within the Group. While the Kvaerner E&C business area is best with an LTI ratio of 0, Shipbuilding reported 15 in the second quarter. Kvaerner Pulp & Paper and Oil & Gas reported 7 and 2 respectively.

Indications are that much can be gained from analysing the incidents, looking for the reasons behind them and sharing the learning between businesses. Measures are being taken to facilitate such an exchange of experience.

Re-branding

In the third quarter, the Group announced that it would adopt Aker Kvaerner as the common brand for its four business areas – Oil & Gas, Engineering & Construction, Pulp & Paper and Shipbuilding. The common brand will strengthen Group identity and underline the potential for sharing experience and best practice across Aker Kvaerner.

The Group's many subsidiaries and business units will retain their formal legal names, although all will adopt the new Aker Kvaerner brand.

The Group will continue to operate under the KVI ticker at the Oslo Stock Exchange. The Group's shareholders will be invited to change the legal name from Kvaerner ASA to Aker Kvaerner ASA at the Annual General Meeting in May 2003.

Ownership

Kværner ASA has 894 133 916 shares. On 5 November the Company had 34 532 shareholders of which the 20 largest owned 72.3 per cent of the shares. Aker Maritime ASA is, with related parties, the largest shareholder, owning 49.9 per cent of the shares. Kvaerner's shares are traded on the Oslo Stock Exchange in Norway.

OIL & GAS

			Quarters			Jan - Sep		Year
(all amounts in NOK mill)	**3Q01**	**4Q01**	**1Q02**	**2Q02**	**3Q02**	**2001**	**2002**	**2001**
Operating revenues	3 491	3 752	3 842	5 400	5 059	9 769	14 301	13 521
EBITA [1]	118	39	98	161	206	364	465	403
EBIT bef. exceptionals	111	33	76	110	154	346	340	379
Exceptional items/gains	0	68	0	106	0	0	106	68
EBIT	111	101	76	216	154	346	446	447
Order intake	4 290	2 674	12 669	5 762	4 355	11 047	22 786	13 721
Order backlog [2]	12 061	9 858	23 675	24 712	21 993	12 061	21 993	9 858
Employees [2]	9 975	9 438	16 163	17 129	16 701	9 975	16 701	9 438

EBITA[1] - Divisions			Quarters			Jan - Sep		Year
(all amounts in NOK mill)	**3Q01**	**4Q01**	**1Q02**	**2Q02**	**3Q02**	**2001**	**2002**	**2001**
Field Dev't North Sea	30	- 6	53	63	91	113	207	107
Field Dev't International	- 5	8	1	5	- 30	13	- 24	21
MMO[3] Norway	- 3	- 3	19	- 2	18	0	35	- 3
MMO[3] UK and Internat'l	10	4	3	13	12	0	28	4
Products and Technology	63	81	86	106	104	193	296	274
Asia Pacific	4	0	- 3	- 20	23	- 3	0	- 3

[1] *Ordinary trading earnings before interest, tax and amortisation.*
[2] *At end of period.*
[3] *MMO = Modification, Maintenance & Operation*

Operating revenues in the third quarter were down six per cent while EBITA increased by 28 per cent. Activity is generally high throughout the business area, although a few units are suffering from lack of orders and low utilisation.

All divisions reported profits with the exception of Field Development International. Performance was particularly strong in Field Development North Sea where good project performance generated substantial profits, and in the Products and Technology division, which reported strong performance in subsea systems and well services. Field Development International suffered from low utilisation of engineering staff in Houston.

In the third quarter, Aker Kvaerner completed deliveries to the Kvitebjørn project. The Grane project is progressing well, and installation is planned for 2003.

The planned installation of the jacket for the Valhall water injection platform had to be aborted due to unsuccessful piling operations. The situation is currently being assessed with the client. The project is insured, and Aker Kvaerner does not expect any material adverse financial impact for the Group.

In the third quarter order intake was reduced compared to the previous quarter, but the overall order reserve remained at a comfortable NOK 22 billion. In Angola, the Group secured a contract for engineering of a large subsea production system. The main contract to supply the system components is due for award early in 2003.

Several units both within Field Development North Sea and Norwegian subsidiaries within Products & Technology face a difficult market situation and tougher competition from foreign companies. The situation calls for further efficiency improvement measures and capacity adjustments that are currently being addressed.

ENGINEERING & CONSTRUCTION

	Quarters					Jan - Sep		Year
(all amounts in NOK mill)	**3Q01**	**4Q01**	**1Q02**	**2Q02**	**3Q02**	**2001**	**2002**	**2001**
Operating revenues	4 032	3 911	3 145	2 837	2 428	10 765	8 410	14 676
EBITA [1]	- 567	- 269	62	- 59	9	- 417	12	- 686
Special operating items	0	0	- 21	- 187	0	0	- 208	0
EBIT bef. exceptionals	- 590	- 290	23	- 264	- 8	- 486	- 249	- 776
Exceptional/special items	0	165	0	0	- 5	0	- 5	165
EBIT	- 590	- 125	23	- 264	- 13	- 486	- 254	- 611
Order intake	6 270	3 097	2 367	1 849	2 139	11 773	6 355	14 870
Order backlog [2]	10 753	9 577	8 535	6 434	6 340	10 753	6 340	9 577
Employees [2]	6 813	6 875	6 611	6 724	6 539	6 813	6 539	6 875

EBITA[1] - Main divisions	Quarters					Jan - Sep		Year
(all amounts in NOK mill)	**3Q01**	**4Q01**	**1Q02**	**2Q02**	**3Q02**	**2001**	**2002**	**2001**
Metals	- 230	- 182	- 27	- 72	- 5	- 252	- 104	- 434
Process Europe and US	- 257	- 151	35	- 20	- 20	- 172	- 5	- 323
Union Construction	38	45	30	22	13	64	65	109
Non-Union Construction	- 89	3	1	-3	16	-62	14	-59

[1] *Earnings before interest, tax and amortisation.*
[2] *At end of period.*

Operating revenues in the E&C business area continued to decline in the third quarter, reflecting the reduced order reserve and the general global market conditions. In the third quarter this year, revenues were 40 per cent lower than for the same period last year.

EBIT in the third quarter improved significantly compared with the second quarter, which was marked by significant non-recurring items. Despite a considerable drop in activity, most divisions continued to report positive ordinary trading EBITA. This was achieved by implementing extensive cost-cutting measures where utilisation of resources has been low, and with the closure of loss-making operations.

Meanwhile, the Process division continued to report losses in both the UK and Benelux. Utilisation of engineering resources is low in both locations.

The loss-making polypropylene project in the USA is now complete. Aker Kvaerner has demobilised staff from the site, and negotiations with the customer concerning final settlement have begun.

The Group continues to be involved in a series of prominent power plant projects in the USA. The schedule of some of these projects has been extended, without significant adverse effect for Aker Kvaerner.

In the third quarter, a contract was signed for construction of a new power plant in California. A contract was also agreed for completion of a copper smelter project in Thailand. Each contract is valued at around NOK 850 million. Both contracts are subject to financing and neither will be included in the order reserve until they are confirmed.

A number of smaller contracts were also confirmed in the third quarter. Order intake increased by 16 per cent compared with the previous quarter. The order reserve measured in NOK continued to decline as clients delayed their capital programmes, but the number of man-hours in the backlog increased during the third quarter with clients carrying out additional studies and pre-engineering work.

PULP & PAPER

	Quarters					Jan – Sep		Year
(all amounts in NOK mill)	**3Q01**	**4Q01**	**1Q02**	**2Q02**	**3Q02**	**2001**	**2002**	**2001**
Operating revenues	1 124	1 431	797	824	792	3 436	2 413	4 867
EBITA[1]	- 84	- 5	- 44	- 20	- 26	- 43	- 90	- 48
EBIT bef. exceptionals	- 97	- 20	- 55	- 31	- 36	- 80	- 122	- 100
Exceptional items/gains	- 100	12	0	0	0	- 100	0	- 88
EBIT	- 197	- 8	- 55	- 31	- 36	- 180	- 122	- 188
Order intake	739	705	1 537	856	350	2 711	2 743	3 416
Order backlog[2]	2 558	1 882	2 617	2 508	1 897	2 558	1 897	1 882
Employees[2]	2 240	2 210	2 184	2 168	2 122	2 240	2 122	2 210

EBITA[1] - Divisions	Quarters					Jan – Sep		Year
(all amounts in NOK mill)	**3Q01**	**4Q01**	**1Q02**	**2Q02**	**3Q02**	**2001**	**2002**	**2001**
Power	- 24	- 2	- 37	- 29	- 22	7	- 88	5
Fiberline	16	11	15	15	21	55	51	66
Chemetics	- 76	- 19	- 16	- 6	- 14	- 89	- 36	- 108

[1] *Ordinary trading earnings before interest, tax and amortisation.*
[2] *At end of period.*

In the third quarter, Pulp & Paper reported revenues in line with the previous two quarters, with mixed performance in each of its three divisions. The Fiberline division maintained a relatively healthy profit level of around 10 per cent, while the Power and Chemetics divisions recovered only slowly.

In Power weak project performance continued to reduce profits. Chemetics reported special charges due to restructuring.

The order intake fell sharply in the third quarter, taking the business area's combined order reserve to the same levels as at the beginning of the year.

In October the Power division agreed to ac-quire the boiler business of the international engineering and contracting company Fortum Engineering in Finland. Through the deal, Aker Kvaerner broadens its biomass product portfolio and extends its market reach, particularly in continental Europe.

SHIPBUILDING

(all amounts in NOK mill)	3Q01	4Q01	Quarters 1Q02	2Q02	3Q02	Jan – Sep 2001	2002	Year 2001
Operating revenues	2 706	2 772	2 411	2 652	1 790	8 839	6 853	11 611
EBITA[1]	- 24	- 7	137	186	95	92	418	85
EBIT bef. exceptionals	- 24	- 7	137	186	95	92	418	85
Exceptional items/gains	0	0	0	0	0	0	0	0
EBIT	- 24	- 7	137	186	95	92	418	85
Order intake	193	1 182	126	149	- 11	1 551	286	2 731
Order backlog[2]	16 736	14 792	11 924	8 913	7 101	16 736	7 101	14 792
Employees[2]	6 643	6 706	6 634	6 823	6 599	6 643	6 599	6 706

EBITA[1] - Yards (all amounts in NOK mill)	3Q01	4Q01	Quarters 1Q02	2Q02	3Q02	Jan – Sep 2001	2002	Year 2001
Kvaerner Masa-Yards	44	154	138	198	165	203	501	357
Kvaerner Warnow	19	- 80	21	7	- 15	33	13	- 47
Kvaerner Philadelphia	- 87	- 82	- 22	- 19	- 55	- 143	- 96	- 225

[1] *Ordinary trading earnings before interest, tax and amortisation.*
[2] *At end of period.*

Revenues in the Shipbuilding business area declined in the third quarter as several new-builds were delivered from its yards. Kvaerner Masa-Yards completed one cruise vessel, while Kvaerner Warnow delivered two container vessels.

The strong financial performance at Kvaerner Masa-Yards continued in the third quarter, while both Kvaerner Warnow and Kvaerner Philadelphia reported operating losses. The latter has reduced its productivity estimates for the first container vessel now being built, resulting in additional provisions being made to cover the cost.

In September a joint management team was established for the German shipyards Kvaerner Warnow Werft and Aker MTW. One month later, Aker Kvaerner and Aker RGI agreed to take the close co-operation one step further.

According to this agreement, which is subject to due diligence and approval from Aker Kvaerner's and Aker RGI's lenders, Aker Kvaerner will own 40 per cent of the combined yards. The aim is to establish the new ownership by the end of 2002. The transaction will have no effect on the results for Aker Kvaerner. All outstanding issues between Aker Kvaerner and the European Commission concerning subsidies will remain with Aker Kvaerner after the combination.

The contract for delivery of two container vessels from Kvaerner Philadelphia and Kvaerner Masa-Yards' letter of intent for delivery of a cruise ferry have not been included in the order reserve. The value of these potential orders amounts to NOK 3.6 billion.

Oslo, 5 November 2002
The Board of Directors

PROFIT AND LOSS

(amounts in NOK mill)	Q1 2002	Q2 2002	Q3 2002	1.1 - 30.9 2002	1.1 - 30.9 2001	1.1 - 31.12 2001
Operating revenues	10 236	11 818	10 118	32 172	33 041	45 011
Operating expenses	- 9 884	- 11 597	- 9 714	- 31 195	- 32 626	- 44 981
EBITDA	**352**	**221**	**404**	**977**	**415**	**30**
Depreciation	- 140	- 147	- 150	- 437	- 472	- 616
Goodwill amortisation	- 52	- 80	- 80	- 212	- 125	- 169
EBIT (Operating profit/ loss before except. items)	**160**	**- 6**	**174**	**328**	**- 182**	**- 755**
Gains/losses on sale of businesses/assets	-	106	- 5	101	-	285
Exceptional provisions	-	-	-	-	- 2 310	- 2 367
EBIT (Operating profit/ loss)	**160**	**100**	**169**	**429**	**- 2 492**	**- 2 837**
Financial items	- 62	318	26	282	- 368	- 492
Provisions and write down of financial items	-	-	-	-	- 1 221	- 1 632
Profit/ loss before tax	**98**	**418**	**195**	**711**	**- 4 081**	**- 4 961**
Taxation	- 27	- 59	- 40	- 126	-	-
Net profit/ loss	**71**	**359**	**155**	**585**	**- 4 081**	**- 4 961**
Minority interests	4	2	- 1	5	- 9	- 10
Majority share	67	357	156	580	- 4 072	- 4 951
Earnings per share (NOK)	**0,12**	**0,40**	**0,17**	**0,75**	**- 38,19**	**- 46,43**
Earnings per share - diluted (NOK)	**0,12**	**0,40**	**0,17**	**0,75**	**- 38,19**	**- 46,43**

BALANCE SHEET

(amounts in NOK mill)	31.3 2002	30.6 2002	30.9 2002	30.9 2001	31.12 2001
Intangible fixed assets	6 014	5 783	5 671	3 062	2 700
Tangible fixed assets	4 385	4 068	4 016	4 404	4 053
Long-term financial assets	3 761	3 390	3 442	3 940	3 742
Interest-bearing long-term receivables	310	278	193	317	287
Current operating assets	16 960	16 184	15 621	16 730	14 490
Short-term share investments	3	3	2	15	15
Interest-bearing receivables	397	257	191	373	403
Cash and bank deposits	3 644	3 778	4 387	2 227	2 882
Total assets	**35 474**	**33 741**	**33 523**	**31 068**	**28 572**
Equity	7 983	8 151	8 287	2 896	1 918
Minority interests	158	148	147	82	83
Deferred tax	1 152	1 110	997	1 028	1 050
Interest-free long-term debt	5 401	4 922	4 951	839	749
Interest-bearing long-term debt	4 755	4 267	4 173	8 416	9 296
Current operating liabilities	15 489	14 527	14 204	16 332	14 893
Interest-bearing current liabilities	536	616	764	1 475	583
Total liabilities and equity	**35 474**	**33 741**	**33 523**	**31 068**	**28 572**

CASHFLOW

(amounts in NOK mill)	Q1 2002	Q2 2001	Q3 2002	1.1 - 30.9 2002	1.1 - 30.9 2001	31.12 2001
Net cashflow from operating activities	- 1 605	- 85	667	- 1 013	- 1 205	- 1 135
Net cashflow from investing activities	- 813	64	- 7	- 756	844	1 564
Net cashflow from financing activities	3 165	175	- 2	3 338	870	780
Translation adjustments	15	- 20	- 59	- 64	- 141	- 186
Net increase in cash and bank dep.	**762**	**134**	**609**	**1 505**	**368**	**1 023**
Cash and bank deposits at the beginning of the period	2 882	3 644	3 778	2 882	1 859	1 859
Cash and bank deposits end of period	**3 644**	**3 778**	**4 387**	**4 387**	**2 227**	**2 882**

EQUITY RECONCILIATION

(amounts in NOK mill)	30.9 2002	30.9 2001	31.12 2001
Equity at the beginning of the period	1 918	7 249	7 249
Net profit	580	- 4 072	- 4 951
New share capital	6 100		
Translation differences	- 311	- 281	- 380
Equity at the end of the period	**8 287**	**2 896**	**1 918**

AKER KVÆRNER™

www.akerkvaerner.com

Kværner ASA
Prof. Kohts vei 15
P.O. Box 169
NO-1325 Lysaker
Norway

tel: + 47 67 51 30 00
fax: + 47 67 51 31 00